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AMERICAN FARMLAND COMPANY TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 28, 2015

Registration No. 333-205260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

AMENDMENT NO. 1
TO
FORM S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

AMERICAN FARMLAND COMPANY
(Exact name of registrant as specified in its governing instruments)

10 East 53rd Street
New York, New York 10022
(212) 484-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

D. Dixon Boardman
Chairman of the Board of Directors
American Farmland Company
10 East 53rd Street
New York, New York 10022
(212) 484-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John T. Haggerty Goodwin Procter LLP 53 State Street Boston, MA 02109 Tel: (617) 570-1000 Fax: (617) 523-1231	Paul D. Tropp Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, New York 10022 Tel: (212) 277-4000 Fax: (212) 277-4001

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED AUGUST 28, 2015

PROSPECTUS

              Shares

American Farmland Company

Common Stock

           American Farmland Company is an internally managed real estate company that owns a diversified portfolio of high-quality farmland, consisting of mature permanent, specialty/vegetable row and commodity row crop farms, as well as farmland development, located in select major agricultural regions in the United States. We seek to provide our stockholders with a combination of (i) current income from renting our stable portfolio of mature farms and (ii) capital appreciation, partially driven by our ability to develop properties to maximize their value. We lease our farms to experienced professional farmer tenants under a variety of lease structures with staggered durations, including fixed and participating leases, which typically consist of fixed base rent and participating revenue components.

           This is our initial public offering, and currently no public market exists for our common stock. We are offering                        shares of our common stock as described in this prospectus. We currently expect the initial public offering price of our common stock to be between $            and $            per share. We are pursuing this offering in order to repay our indebtedness and acquire additional high-quality farmland properties to increase our scale and diversification. Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "AFCO."

           D. Dixon Boardman, the Chairman of our Board of Directors, as well as          other executive officers, founders and principal stockholders (or their affiliates), have indicated an interest in purchasing $        million, in the aggregate, of shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, such individuals may elect to purchase more, less or no shares in the offering or the underwriters could determine to sell more, less or no shares to these individuals in this offering. The underwriters will receive the same underwriting discount from any shares of our common stock purchased by such individuals as they will from any other shares of our common stock sold to the public in this offering.

           We are a Maryland corporation, and we have elected to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Shares of our common stock are subject to ownership limitations that are primarily intended to assist us in maintaining our qualification as a REIT. Our charter contains certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% ownership limit of common stock by value or number of shares, whichever is more restrictive. See "Description of Our Capital Stock—Restrictions on Ownership and Transfer."

Some risks of investing in our common stock include:

  •
  Our failure to identify and consummate acquisitions that meet our investment criteria would significantly impede our ability to achieve our business objectives, including growing our portfolio and further diversifying by geography, crop type and farmer tenant, which could materially adversely affect our results of operations and ability to make distributions to our stockholders.

  •
  Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock.

  •
  We do not have any specific farms under contract or other legally binding purchase obligation, or that could be considered probable acquisitions, that we will acquire with the net proceeds of this offering and, therefore, you will not have the opportunity to evaluate any acquisitions funded with the net proceeds from this offering before we make them.

  •
  Our cash available for distribution to stockholders may not be sufficient to make distributions, and we may need to borrow in order to make such distributions or may not be able to make such distributions at all.

           We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. Please refer to the "Risk Factors" beginning on page 26 of this prospectus to read about factors you should consider before investing in our common stock.

	Per Share	Total

Public offering price	$	$

Underwriting discount(1)(2)	$	$

Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for a detailed description of compensation payable to the underwriters.

(2)
The Company has agreed to pay Deutsche Bank Securities Inc. an advisory fee in an amount equal to 1% of the gross proceeds of this offering (including with respect to any shares of our common stock issued pursuant to the exercise by the underwriters in whole or in part of their option to purchase additional shares) and has agreed to pay FBR Capital Markets & Co. an advisory fee of $200,000.

           We have granted the underwriters an option to purchase up to                        additional shares of our common stock from us, at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

           The underwriters expect to deliver the shares of common stock on or about                        , 2015 through the book-entry facilities of The Depositary Trust Company.

Deutsche Bank Securities	Citigroup	Raymond James	RBC Capital Markets	FBR

Janney Montgomery Scott	Oppenheimer & Co

The date of this prospectus is                        , 2015

AMERICAN FARMLAND Company

Kimberly Vineyard
Merlot Wine Grapes

Kane County Farms
Corn and Soybeans

Sweetwater Farm
Peanuts, Mixed Vegetables and Melons

Golden Eagle Ranch
Almonds

Falcon Farms
Pecans

Sandpiper Ranch
Strawberries and Lettuce

Roadrunner Ranch – Development to Mature Permanent Crop Farm

Initial Land Clearing and Preparation – 2011

Young Organic Mandarin Trees – 2014

Condor Ranch – Development to Mature Permanent Crop Farm

Initial Land Preparation – 2012

Young Lemon and Avocado Trees – 2015

AMERICAN FARMLAND COMPANY

        You should rely only on the information contained in this prospectus, or in any free writing prospectus prepared by us or information to which we have referred you. No dealer, salesperson or other person is authorized to make any representations other than those contained in this prospectus. If anyone provides you with different information, you should not rely on it. This prospectus and any free writing prospectus prepared by us is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or as of another date specified herein, regardless of the time of delivery of this prospectus or any sale of these securities. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates. We will update this prospectus as required by law.

i

GLOSSARY

        This glossary highlights some of the terms that we use elsewhere in this prospectus and is not a complete list of all the defined terms that may be used therein. Except as otherwise indicated or required by the context, references in this prospectus to:

  •
  "AFA" refers to American Farmland Advisor LLC, a Delaware limited liability company, American Farmland's external manager prior to the Internalization, which will be acquired by our company in the Internalization.

  •
  "AFTRS" refers to American Farmland TRS LLC, a Delaware limited liability company, and a wholly owned subsidiary of Optima that will be acquired by our company as part of the Internalization.

  •
  "Agricultural Sub-Adviser" refers to Prudential Mortgage Capital Company, LLC, including Prudential Agricultural Investments, a unit of Prudential Mortgage Capital Company, LLC, which provides American Farmland with various investment, acquisition and property management services. Our Agricultural Sub-Adviser is a business unit of Prudential Investment Management, Inc., the primary asset management business of Prudential Financial, Inc. (NYSE: PRU), which is the ultimate parent of our Agricultural Sub-Adviser. See "Our Business and Properties—Management—Agricultural Sub-Adviser" and "Our Business and Properties—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Agricultural Sub-Adviser."

  •
  "alternate bearing" refers to an alternating cropping pattern that is internally regulated by the plant and results in a tendency of the plant to produce a greater than average crop one year and a lower than average crop the following year. This sequence may, but does not always, follow a biennial pattern. Crop types that have a tendency for alternate bearing include, among others, pecans, pistachios and avocados.

  •
  "amended partnership agreement" refers to the Second Amended and Restated Agreement of Limited Partnership of our operating partnership that will be entered into in connection with the Internalization.

  •
  "American Farmland," "we," "our," "us" or "our company" refer to American Farmland Company, a Maryland corporation, together with its consolidated subsidiaries, including American Farmland Company L.P.

  •
  "base rent" refers to the minimum cash rent that we will receive under a participating flexible lease regardless of crop revenue.

  •
  "CAPS" refers to Capital Agricultural Property Services, Inc., an affiliate of our Agricultural Sub-Adviser, which provides property management and brokerage services to both affiliated and external clients.

  •
  "commodity row crops" refer to crops that are planted and harvested annually or more frequently that include corn, wheat, soybean, rice, cotton, oats, rye, barley, sorghum, potatoes and hay, among others.

  •
  "Common Units" refers to units of limited partnership interest in our operating partnership.

  •
  "contractual rent" refers to GAAP revenue earned on farms from fixed lease payments and participating lease payments. This excludes revenue earned from other miscellaneous income, income gained from interest and reimbursement of real estate taxes by the farmer tenant.

  •
  "Contributors" refers to each of the holders of equity ownership interests in AFA, with the exception of AFTRS.

  •
  "Core FFO attributable to the Company" means net income (loss), excluding gains (or losses) from sales of depreciated real estate assets, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures, plus performance fees payable to related parties and acquisition-related expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Funds from Operations attributable to the Company and Funds from Operations-Core attributable to the Company" for a reconciliation and statement of usefulness regarding this measure.

  •
  "cropland" or "farmland" refers to land that comprises a property that is currently being tilled or is suitable to be tilled for crop production.

  •
  "crop share lease" refers to a type of participating lease and is a contractual arrangement between a landlord and tenant under which the landlord receives a share of the final crop yield for a given year or a cash payment equal to the value of the share of the final crop yield for a given year.

  •
  "development farm" refers to a property that is entirely or in majority under development. We do not consider farms that have development on less than a majority of the farms to be farmland development, which is the case for certain of our mature permanent crop farms.

  •
  "fertigation" refers to the process of applying water-soluble fertilizer products through an irrigation system.

  •
  "fixed lease" refers to a contractual arrangement between a landowner and tenant under which the tenant pays predetermined or "fixed" annual cash rent per acre per year or a lump sum amount per season for the use of the land. Under a fixed lease, the tenant is responsible for all production costs and keeps all of the crops and any gains from the sales of such crops.

  •
  "flexible lease" refers to a type of participating lease and is a contractual arrangement between a landlord and tenant under which a final rent payment is determined after the crop has been harvested based on the actual yield and/or commodity prices as of the end of the growing season. Under a flexible lease, there typically is (i) a base rent that will be paid regardless of crop yield or price and (ii) a participation based on a prescribed formula.

  •
  "FFO attributable to the Company" means net income (loss), excluding gains (or losses) from sales of depreciated real estate assets, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO attributable to the Company calculated in accordance with the current National Association of Real Estate Investment Trusts, or NAREIT, definition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Funds from Operations attributable to the Company and Funds from Operations— Core attributable to the Company" for a reconciliation and statement of usefulness regarding this measure.

  •
  "Founders" refers to the existing limited partners in the operating partnership, all of whom at the time of their capital contributions, were owners, affiliates or employees of the affiliates, of the members of AFA.

  •
  "Internalization" refers to the transactions contemplated by the Contribution Agreement we entered into with AFTRS and the Contributors, pursuant to which we will internalize the management functions historically provided by AFA simultaneously with, and conditioned upon, the closing of this offering. For more detailed information regarding the Internalization, see "Structure of Our Company—Internalization."

  •
  "mature farm" refers to (i) permanent cropland which in the current growing season is capable of producing a crop in commercial quantity and is leaseable to a farmer tenant and (ii) commodity and specialty/vegetable row cropland which is sufficiently developed in terms of land preparation, grading and, if applicable, irrigation and drainage so as to be leaseable to a farmer tenant.

  •
  "NCREIF" refers to the National Council of Real Estate Investment Fiduciaries, an association of institutional real estate professionals that was established to serve as a non-partisan collector, processor, validator and disseminator of real estate performance information.

  •
  "Optima" refers to Optima Group Holdings LLC, a Delaware limited liability company, the managing member of AFA until the effective date of the Internalization.

  •
  "our operating partnership" refers to American Farmland Company L.P., a Delaware limited partnership, of which, subsequent to the Internalization, American Farmland Company will be the sole general partner.

  •
  "Path of Progress farming" refers to certain instances where a farm may be located proximate to suburban communities, residential, commercial or recreational developments, airports or other structures that may make the farm susceptible to conversion to another higher and better use other than a farm in the future.

  •
  "participating lease" refers to a contractual arrangement between a landlord and tenant under which part or all of the revenue is derived from participation in crop revenues or a share of the final crop. Examples of participating leases include a "flexible lease" and a "crop share lease," both of which are defined above. The percentage of the participation share will vary according to crop type, land productivity, crop storage and expected crop price, among other factors. All of our current participating leases are flexible leases with a minimum base rent component.

  •
  "permanent crops" refers to crops that have plant, vine or tree structures that produce yearly crops without being replanted on an annual basis and include fruits and nuts grown on trees and vines, such as almonds, walnuts, pistachios, grapes, lemons, other citrus fruits, avocados, cranberries, apples, pistachios, cherries, figs, peaches, pears, plums and prunes.

  •
  "seasonality" refers to the timing of crop harvests or when revenues are recognized or received, which may vary from quarter to quarter or over fiscal and calendar year-end, causing variability in quarterly income returns.

  •
  "same property rental yield" or "SPRY" refers to the aggregate of fixed and participating rents received from all properties (excluding development properties) owned for at least a year, divided by the average aggregate costs of such properties over the applicable time period.

  •
  "specialty/vegetable row crops" refers to crops that are generally planted annually, but also includes certain crops with longer lifespans of up to several years after planting, and are harvested annually or more frequently that include certain non-tree fruits (e.g., strawberries), vegetables (e.g., onions and peppers), melons and peanuts, among others.

  •
  "USDA Region" refers to ten regions classified by the United States Department of Agriculture, and includes the following regions, among others:

  •
  "Corn Belt" refers to the states of Iowa, Missouri, Illinois, Indiana and Ohio;

  •
  "Delta" refers to the states of Arkansas, Mississippi and Louisiana;

  •
  "Pacific" refers to the states of Washington, Oregon and California; and

  •
  "Southeast" refers to the states of Alabama, Georgia, South Carolina and Florida.

 NCREIF STATISTICS

        All NCREIF statistics and property statistics referred to as calculated by NCREIF methodology are on an accrual basis calculated using the following methodology:

        As described by NCREIF on its website, the NCREIF Farmland Index is a quarterly time series composite return measure of investment performance of a large pool of individual agricultural properties acquired in the private market for investment purposes only. The NCREIF Farmland Index does not include development properties. Calculations are based on quarterly gross returns of individual properties which are net of asset level expenses but are before the deduction of fund or portfolio-level asset or investment management fees and expenses. Each property's return is weighted by its market value. Income and capital changes are also calculated. The Company's portfolio will differ from the NCREIF indices in the allocation between row and permanent crops and concentration in any particular region. The NCREIF Farmland Index is comprised of both operated and leased properties. The Company leases farms; thus, the directly operated properties in the NCREIF Farmland Index will generally not be comparable to those held by the Company. Returns are reported on an unlevered basis. The NCREIF Farmland Index "quarterly total returns," "annual total returns" and "annualized total returns" are metrics for assessing the performance of an investment asset or portfolio of assets that take into account appreciation or depreciation of the underlying asset value, realized gains or losses and income generated by the asset and are the sum of the following two components:

  •
  Income return measures the portion of total return attributable to each property's net operating income, or NOI, and is computed by dividing NOI by the average quarterly investment for the quarter. The formula takes into consideration any capital improvements and/or any partial sales or purchases that occurred during the quarter. For example:

NOI Beginning market value + 1/2 (capital improvements – partial sales + partial purchases – NOI)
  •
  Capital appreciation return measures the change in market value from one period to the next, depending on market forces. The formula takes into account any capital improvements and/or any partial sales or purchases that occurred during the quarter. For example:

(ending market value – beginning market value) + partial sales – capital improvements – partial purchases Beginning market value + 1/2 (capital improvements – partial sales + partial purchases – NOI)

        Annual and annualized total returns are computed by chain linking quarterly rates of return together to calculate time-weighted rates of return for the relevant periods, with returns assumed to be compounded quarterly. This assumes that returns in earlier quarters are reinvested in the property in subsequent quarters. For periods of over one year, returns are expressed on a return-per-year basis. Additionally, "cumulative return" refers to percentage change in return since inception (or other defined period of time), calculated by subtracting the current value from the original value and dividing that difference by the original value. All returns are unaudited and subject to change.

v

 PROSPECTUS SUMMARY

        The summary highlights some of the information contained in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read carefully the more detailed information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information included in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes (i) the Internalization has been completed, (ii) that the common stock to be sold in the offering is sold at $            per share, the midpoint of the pricing range set forth on the cover page of this prospectus and (iii) that the underwriters do not exercise their option to purchase up to                additional shares of our common stock. Unless the context suggests otherwise, references to "we, " "us," "our," "American Farmland" or the "Company," and any similar terms, refer to American Farmland Company together with its consolidated subsidiaries. Unless otherwise indicated, all information contained in this prospectus is as of June 30, 2015.

American Farmland Company

        We are an internally managed real estate company that owns a diversified portfolio of high-quality farmland, consisting of mature permanent, specialty/vegetable row and commodity row crop farms, as well as farmland development projects, which is located in select major agricultural regions in the United States. We seek to provide our stockholders with a combination of (i) current income from renting our stable portfolio of mature farms and (ii) capital appreciation, partially driven by our ability to develop properties to maximize their value. We lease our farms to professional farmer tenants under a variety of lease structures with staggered durations, including fixed and participating leases, which typically consist of fixed base rent and participating revenue components. Approximately 45.6% of our 2014 contractual rent and 52.1% of our contractual rent through the second quarter of 2015 was comprised of fixed and base rent, some of which has annual escalators. In addition, our participating leases typically require our professional farmer tenants to obtain crop insurance, which seeks to protect the stability of our cash flow. We are a Maryland corporation and aim to be the leading farmland REIT to be traded on a U.S. stock exchange with a highly diversified portfolio, scalable platform and a unique investment focus on permanent, specialty/vegetable, development and commodity row crop farmland throughout the U.S.

        Our business strategy is to generate stable and growing cash flow and capital appreciation for our stockholders. To implement our business strategy, we adhere to four core principles: (i) diversification, (ii) high-quality standards, (iii) a value-added approach and (iv) risk management. As of the date of this prospectus, our portfolio is comprised of 18 farms with an appraised value of $207.7 million, and approximately 16,136 gross acres with more than 21 crop varieties, some of which are planted in rotation, in Alabama, Arkansas, California, Florida, Georgia and Illinois. Each farm, other than those acquired between the fourth quarter 2014 and the date of this prospectus (which are held at cost), was appraised as of June 30, 2015, by an independent appraisal firm employing a state certified appraiser with local expertise and who is certified as either an A.R.A. (Accredited Rural Appraiser) or M.A.I. (Member of the Appraisal Institute), or state certified as a Certified General Real Estate Appraiser. See "Our Business and Properties—Appraisals" and "Experts."

        Summary property information by crop type for farms held as of the date of this prospectus is shown below:

Farm Type	No. of Farms	Tillable Acres	Gross Acres	Total Cost ($)(1)	Current Appraised Value(2)	2014 SPRY(3)	Allocation as a % of Current Appraised Value(4)	Target Allocation Range
Mature permanent crop	6	3,710	4,640	$87,966,079	$101,473,580	11.0%	48.8%	35 - 55%
Specialty/vegetable row crop	2	1,608	1,808	$13,361,564	$15,150,000	5.9%	7.3%	15 - 35%
Commodity row crop	4	4,446	4,726	$33,028,857	$46,127,000	4.8%	22.2%	10 - 30%
Farmland development(5)	6	3,487	4,962	$41,726,034	$44,994,000	N/A	21.7%	10 - 30%

Total:	18	13,251	16,136	$176,082,534	$207,744,580	7.4%

(1)
Total cost includes contracted purchase price, closing costs and other acquisition costs as of the date of this prospectus, plus capital expenditures as of June 30, 2015 and includes purchase price and preliminary closing costs for the two properties purchased in August 2015. Total development capital expenditures from inception through June 30, 2015 were $20.2 million.

(2)
Current appraised value is based on third-party appraisals as of June 30, 2015 for all of our farms, excluding our Falcon Farms property, the second parcel acquired for our Kimberly Vineyard property, the second parcel of our Golden Eagle Ranch property and our Kingfisher Ranch property, which are each valued at cost due to the timing of the acquisitions. Please refer to "Experts" for a list of our third-party appraisers.

(3)
Same property rental yield, or SPRY, includes Kimberly Vineyard 1, Golden Eagle Ranch 1 and Quail Run Vineyard in our mature permanent crop segment, Sweetwater Farm and Sandpiper Ranch in our specialty/vegetable row crop segment, Pleasant Plains Farm, Macomb Farm, Tillar Farm and Kane County Farm in our commodity row crop segment and excludes development properties as they generated little to no rental revenue. Please refer to the "Glossary" for a definition of this calculation.

(4)
Actual allocations may vary from the above targets over time based on different appraisal rates and market opportunities.

(5)
Early on in the development lifecycle, farmland development is typically appraised at or below cost given the lack of comparable sales among other factors, resulting in a potentially negative variance between Total Cost and Current Appraised Value. We believe this is potentially a source of increasing value over time, given the value of the improvements made to the farm and additional income generation once the farms are productive and are leased to tenants.

Management

        Our management team is responsible for all investment and business strategy decisions, including making formal property decisions prior to each acquisition, disposition or other key property or portfolio related matters, and our Agricultural Sub-Adviser is predominantly responsible for property sourcing, recommendations and ongoing due diligence. Our management and our Agricultural Sub-Adviser work closely together with respect to all phases of an acquisition, including due diligence and ongoing monitoring, and have formal and informal processes of communication in place that ensure a continual flow of information.

Executive Management

        We were founded in October 2009 by D. Dixon Boardman, our Chairman, Harrison LeFrak, our Vice Chairman, and Thomas S.T. Gimbel, our Chief Executive Officer, among other significant founders, to execute upon a plan to acquire a diversified portfolio of high-quality farmland that can generate stable and growing cash flow. Our executive management team has expertise in areas critical to acquiring, owning and managing farmland real estate. Mr. Gimbel, as Chief Executive Officer, Robert L. Cowan, as President and Chief Investment Officer, Geoffrey M. Lewis, as Chief Financial Officer and Treasurer, and Lindsey B. Sichel, as Chief Administrative Officer and Chief Marketing Officer, comprise our executive management team. Mr. Cowan has 30 years of experience in farmland investment, acquisition and management having served as the Agriculture and Timber Director for the Utah Retirement System, and prior to that having worked in various roles at Farmland Reserve, Inc., a large private agricultural investment entity. Mr. Cowan obtained a Master of Science, specializing in Agricultural Economics, from Brigham Young University in 1977. Messrs. Gimbel, Lewis, Boardman and LeFrak and Ms. Sichel have worked with us since our founding and on average have more than 20 years' experience in investments and/or real estate. In addition, we intend to hire additional dedicated senior-level financial/accounting personnel to support our internal accounting function following the consummation of this offering.

Agricultural Sub-Adviser

        Furthermore, we have a contractual relationship with our Agricultural Sub-Adviser, Prudential Mortgage Capital Company, LLC, which includes Prudential Agricultural Investments, a unit of Prudential Mortgage Capital Company, LLC to provide us with various investment, acquisition and property management services. Our Agricultural Sub-Adviser is a business unit of Prudential Investment Management, Inc., the primary asset management business of Prudential Financial, Inc. (NYSE: PRU), which is the ultimate parent of our Agricultural Sub-Adviser. See "Our Business and Properties—Management—Agricultural Sub-Adviser" and "Our Business and Properties—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Agricultural Sub-Adviser." Our Agricultural Sub-Adviser or its affiliates have been investing in farmland on behalf of institutional clients since 1989 and managed approximately 153,500 acres of farmland with a market value in excess of $991 million as of June 30, 2015. As a mortgage lender, our Agricultural Sub-Adviser and its affiliates have an agricultural debt portfolio that, as of June 30, 2015, exceeded $3.6 billion, with 635 customer relationships and with investments in 33 states. Our Agricultural Sub-Adviser and its affiliate, CAPS, have a staff of 30 professionals in five regional offices located in prime U.S. agricultural regions. CAPS provides property management and brokerage services to both our Agricultural Sub-Adviser and external clients. Since 1986, CAPS has brokered over $2.4 billion of transactions representing approximately 1.2 million acres of farmland as of June 30, 2015.

Market Opportunity

        We invest in mature permanent crop, specialty/vegetable row crop and commodity row crop farmland, including development farmland, located in select major agricultural regions in the U.S. that, to the extent not in development, generate rental income and have the potential for capital appreciation. The U.S. is a world leader in the agricultural industry and, unlike many other consumer-oriented products, consumer spending on food is largely non-discretionary. Based on USDA data, the aggregate value of the approximately 913 million acres (or 1.4 million square miles) of land operated or owned as part of a farm in the U.S. as of the end of 2014 was more than $2.7 trillion, and the total value of agricultural sector production grown in the U.S. in 2014 was estimated to be $465 billion.

        We believe that U.S. farmland property represents an attractive investment opportunity due to a number of factors, including the following:

  •
  The U.S. is a World Leader in the Agricultural Industry.  The U.S. is the top producer, or is among the top producers, of many key agricultural crops and has consistently been a net exporter of agricultural products since 1960. Over the past decade, agricultural exports from the U.S. have generally been growing, with such exports projected to continue to increase by 31% in the aggregate over the coming decade, from a projected $143.5 billion in 2015 to a projected $188.1 billion in 2024, based on USDA information. Additionally, compared to other regions around the globe, the U.S. offers highly developed farmland that is well served by extensive transportation and financial infrastructure, is highly diverse by crop type and geographic region, and has lower perceived legal or political risk compared to non-U.S. jurisdictions.

  •
  Increasing Global Demand for Agricultural Crops.  The agricultural sector is positioned to benefit from the long-term secular trends of increasing demand from global population growth,

    improving diet and nutrition and rising disposable consumer income in emerging markets. By 2028, according to data from the U.S. Census Bureau, the world is projected to gain more than 1 billion people (24% of which are forecast to come from China and India). In early 2015, China decreased its import tariff on pecans from 24% to 10% to support the nation's growing demand for U.S. pecans, like the ones grown on our Falcon Farms. To the extent that emerging markets advance and consumer incomes rise, diets are expected to improve and become more diverse.

  •
  Constrained Supply of Arable Farmland.  There is a finite supply of farmland with fertile soil and pure fresh water availability in stable weather regions. Worldwide, arable land per capita decreased by more than 50% between 1950 and 2000, and with continued population growth and urbanization, especially of emerging markets, as well as due to land erosion, desertification and degradation among other causes, we believe the supply of arable farmland will continue to decrease, potentially increasing foreign dependence on agricultural imports from regions like the U.S. Furthermore, we believe that the scarcity of fresh water for irrigation is causing a decrease in the supply of arable farmland in many geographic regions around the world. As the number of tillable acres decreases, the remaining farmland is expected to become more valuable, which in turn is expected to increase revenue generated from rental rates.

        Additionally, we believe that an investment in our company will be appealing to many investors due to a number of factors relating to the market for farmland investments and the nature of farmland as an asset class, including the following:

  •
  Historical Returns and Income Stability.  Farmland has generally had a history of positive annualized total returns, comprised of favorable long-term trends for both income and capital appreciation, combined with generally low total return variability, which reflects the stability of farmland's financial performance. Further, farmland has historically experienced minimal vacancies and limited recurring capital expenditure requirements.

  •
  Diversification and Limited Correlation to Other Asset Classes.  Farmland provides investors with another asset class to increase portfolio diversification. Investment returns on farmland have historically exhibited little, if any, correlation to investment returns from other asset classes (including equities and bonds). Consequently, in times of market volatility, such as the recent financial crisis, farmland has generally been a more resilient and reliable asset class. For example, for the period from July 2007 to March 2009, the NCREIF Farmland Index generated cumulative total returns of approximately 30% while the Standard & Poor's 500 Index and the MSCI World Index each suffered substantial cumulative losses of more than 40%.

  •
  Inflation and Deflation Hedge.  We believe farmland can serve as an effective hedge against both inflation and deflation because: (i) as food prices rise in an inflationary environment, the value of farmland should also increase; and (ii) as goods and services lose value in a deflationary environment, food prices tend not to decline to the same extent since, unlike many other consumer-oriented products, consumer spending on food is largely non-discretionary. Accordingly, farmland typically holds its value better than real estate used for other purposes. Therefore, we expect the value of agricultural land will continue to increase during inflationary periods in the future and generally retain its value in a deflationary environment.

  •
  Opportunity for Greater U.S. Institutional Ownership.  In the past, a relatively low percentage of U.S. farmland as an asset class has been owned by institutional investors. While it appears that institutional interest in the asset class is increasing, the overall percentage of institutional ownership is less than 1%, as represented by the universe of the NCREIF Farmland Index compared to the more than $2.7 trillion of U.S. farmland stock, and the USDA estimates that non-family farmers (which include corporations, cooperatives and hired managers) own approximately 2.7% of farms equating to 10% of the land, both of which we believe indicate there is significant opportunity to increase such ownership.

Competitive Strengths

        We believe the following characteristics differentiate us from our competitors:

  •
  National, Diversified and Growing Portfolio of Farms.  Our portfolio is comprised of 18 farms with approximately 16,136 gross acres with more than 21 crop varieties (approximately 40 if sub-varieties are counted), some of which are planted in rotation, in Alabama, Arkansas, California, Florida, Georgia and Illinois. We believe our U.S. focus allows for better comparable geographic and crop type diversification and fewer comparable legal, political and infrastructure risks than other global regions. We believe that we have greater cash flow stability and more acquisition opportunities as a result of our diversification: (i) through numerous crop varieties; (ii) across USDA Regions as well as high-quality sub-regions and microclimates; (iii) through negotiated lease structures (e.g., fixed or participating) of differing durations; (iv) through varied farm tenants and tenant types (e.g., family operation or corporate entity); and (v) by property plans (e.g., development, mature or alternate higher and better use including so-called "Path of Progress" farming potential).

  •
  High-Quality Farms.  Our portfolio is comprised of high-quality farms in select U.S. agricultural markets that we believe are characterized by generally superior quality of soils suitable for the applicable crop type, adequate water availability (ground and/or surface water or water availability within growing region) and are located in prime growing regions with demand for the applicable type of farmland. We conduct extensive due diligence on all farms prior to completing an acquisition. Characteristics analyzed include: (i) soil quality (mineral content, chemistry, water retention and drainage) and suitability for crop type; (ii) water supply in terms of quantity, availability, purity, quality and regional climate; (iii) and whether the property is located in a prime geographic growing region in terms of weather variability, access to markets and infrastructure. We are solely focused on cropland investments, and we do not own, nor do we intend to acquire, livestock, poultry or dairy properties.

  •
  Focus on Permanent Crops.  We believe that focusing our portfolio on mature permanent and to a lesser extent on specialty/vegetable crop types, which are less commoditized than corn, wheat, rice, cotton or soybeans, provides a more meaningful opportunity to potentially generate higher risk adjusted returns than if we concentrated our portfolio solely on farms suitable only for commodity row crop types. Currently, all of our mature permanent crop farms have participating leases allowing for potentially higher returns than those generally generated by fixed leases. For example, our Golden Eagle Ranch property, which operates under a participating lease, generated income returns of 12.4% through the second quarter of 2015, 13.3% in 2014 and 10.7% in 2013. Further, mature permanent and specialty/vegetable crop farms tend to be situated in more fragmented, less efficient markets, which are characteristics we seek to use to derive returns for our stockholders. The annualized total return for permanent crop farmland over the five year period ended on June 30, 2015 was 20.2%, based on NCREIF data.

  •
  Identifiable Pool of Reputable and Qualified Tenants.  We believe the areas where we own and intend to acquire farms are characterized by competitive tenant and/or farm operator environments, with multiple experienced tenants or farm operators seeking to expand the scale of their operations by leasing additional cropland. Accordingly, our mature cropland is leased and farmed each year, with leases often having multi-year durations. While the mature permanent cropland tenant base is still developing, we expect a competitive tenant environment to expand as we believe there already is a strong market in place for direct farm operations as well as associated services, including harvesting, processing (hulling, shelling and packaging), warehousing, marketing and shipping.

  •
  Value-Added Approach.  We focus on acquiring high-quality cropland that typically can be further improved, and as such, we intend to create value at various stages of the property ownership process. Upon acquisition of farms, we put property plans in place before closing, monitor trends in land values, often make opportunistic land purchases, negotiate participating lease structures, exploit inefficiencies of fragmented farm markets, determine higher and better land use potential and may acquire multiple parcels in aggregate. During our ownership, we add value by improving the land through the use of the latest technology, planting new or improved crop, seed or tree varieties and rootstocks, integrated pest management, improving irrigation systems and water availability by drilling water wells, building reservoirs or developing unused acreage. We will often facilitate the adoption of modern farming techniques, such as "precision farming" that utilizes precise mapping and crop measurement, updating irrigation and fertigation systems or laser leveling. Furthermore, if available, and within the limitations of the requirements for qualification as a REIT, we may seek ancillary revenue sources (e.g., by selling excess water rights or by potentially leasing small parcels to wind farm operators or developing mineral rights) and alternative uses (e.g., residential and commercial), which may provide additional value in the future. Within the constraints of the REIT rules, we may also monetize portions of our farmland by unbundling multiple-parcel farms or the disposition of farms for non-agricultural use such as residential purposes.

  •
  Highly Experienced and Aligned Management Team.  Our management team possesses extensive experience across farming, real estate and investment, which is further supported by the broad network, regional offices and capabilities of our Agricultural Sub-Adviser. Most of our executive management team has worked with us since our founding, and our executive team on average has more than 20 years' experience in investments and/or real estate, with our President and Chief Investment Officer having more than 30 years' farming experience. Further, Prudential Financial, Inc. is the ultimate parent of our Agricultural Sub-Adviser and its roots in agriculture finance extend back to 1898. Our management team's depth of knowledge with respect to agricultural real estate and investment fundamentals provides us with exceptional capabilities, and an advantage in, identifying and structuring acquisitions and successfully operating profitable farms. After the completion of this offering, our management team and directors are collectively expected to own        %, of our common stock and Common Units, which aligns their interests with those of our stockholders and aligns their incentives to maximize returns for our stockholders.

  •
  Demonstrated and Differentiated Acquisition Capabilities.  Relationships, which are often local and long-term in nature, are core to the agricultural industry. Our management team and our Agricultural Sub-Adviser have developed and maintain an extensive network of meaningful local relationships throughout the country. These relationships are key to sourcing and identifying farms for acquisition prior to our competitors having an opportunity to bid on such farms or potentially acquiring them before they come to market. In fact, our four most recent acquisitions were all off-market opportunities that we were able to acquire privately because of strong and deep local relationships.

  •
  New Publicly Traded Asset Class.  We aim to be the leading farmland REIT to be traded on a U.S. stock exchange that focuses on permanent, specialty/vegetable, development and commodity row crop farmland in the U.S. Opportunities to invest in publicly traded companies with focused farmland portfolios that are scalable and diversified are relatively few. Only a limited number of publicly traded companies specialize in owning predominantly U.S. farmland, and those few companies are focused, at present, on a more limited number of crop types than we are.

  •
  Common Units as Currency for Farmland.  Nearly 98% of all U.S. farms are family owned, and family farm operations are responsible for 85% of U.S. farm production according to the USDA. As the average age of farmers in the U.S. is approaching 60 years old and continues to rise, we believe that many family-owned farms will have estate planning needs and may find it attractive to have an opportunity to defer capital gains taxes from the sale of their farms by exchanging them for Common Units. Our ability to offer Common Units in exchange for farmland provides us with an advantage over other potential buyers as it will potentially allow us to grow our portfolio without utilizing cash while retaining immediate access to income generated by the property.

  •
  Balance Sheet Positioned for Growth.  We currently employ and intend to continue employing a moderate amount of financial leverage to optimize our liquidity profile and enhance returns to our stockholders, as described further in this prospectus. We intend to limit our use of indebtedness to less than 50% of our gross asset value, and over time expect to have indebtedness generally within a target range of 35 - 40%; however, our leverage may vary as we execute our business plan. We intend to use the net proceeds from this offering to repay our current outstanding indebtedness, which after giving effect to this offering (based on the mid-point of the price range on the cover of this prospectus) would result in substantial capacity for new investment, including approximately $             million of cash on hand and $75 million of undrawn revolving credit facilities. We believe there is sufficient farm sector debt available should we need to expand our existing credit facilities. Per the USDA, available farm sector debt is forecast to be more than $186 billion in 2015, and 40% of U.S. farm business debt in 2013 was supplied by the Farm Credit System, according to the Farm Credit Administration, a governmental agency that had a gross loan volume of more than $200 billion in 2013.

Portfolio

        As of the date of this prospectus, we own 18 farms consisting of a total of approximately 16,136 gross acres of cropland as set forth in the table below.

Property Name	Crops	County, State	Date Acquired(1)	Tillable Acres	Gross Acres	2014 Contractual Rent (Fixed & Participating)(2)		2015 through Q2 Contractual Rent (Fixed & Participating)(3)		Total Cost(4)		Lease Expiration
Permanent Crop:
Kimberly Vineyard 1	Wine grapes	Monterey, CA	Aug-10	81	85	$295,320		$60,420		$3,123,614		Oct-16
Kimberly Vineyard 2	Wine grapes	Monterey, CA	Dec-14(5)	164	175	20,679	(6)	149,930	(6)	9,935,748	(7)	Oct-19(6)
Golden Eagle Ranch 1	Almonds	Stanislaus, CA	Mar-12 & Aug-12	1,056	1,112	2,562,472	(8)	2,687,037	(8)	17,275,976		Nov-19
Golden Eagle Ranch 2	Almonds	Merced, CA	Aug-15	130	135	—	(8)	—	(8)	5,212,050		Nov-19
Quail Run Vineyard	Wine grapes	Monterey, CA	Nov-12	223	240	369,491	(9)	186,169	(9)	9,906,597		Nov-16
Blue Heron Farms	Walnuts	Kings, CA	Nov-13	380	430	774,779	(8)	241,435	(8)	14,336,312		Nov-17
Falcon Farms	Pecans	Dougherty, GA; Lowndes, AL	Nov-14	1,165	1,840	—	(10)	115,500	(10)	8,244,212		Nov-16(10)
Kingfisher Ranch	Pistachios	Fresno, CA	Aug-15	511	623	—	(11)	—	(11)	19,931,570		Nov-20

Total Permanent Crop:				3,710	4,640	$4,022,741		$3,440,491		$87,966,079

Specialty/Vegetable Row:
Sweetwater Farm	Varied	Jackson, FL	Dec-10	1,450	1,624	$380,300	(12)	$190,150	(12)	$5,404,534		Dec-16
Sandpiper Ranch	Strawberries/ Vegetables	Santa Cruz, CA	Dec-11 & Apr-12	158	184	405,604	(13)	195,300	(13)	7,957,030		Dec-15

Total Specialty/ Vegetable Row:				1,608	1,808	$785,904		$385,450		$13,361,564

Commodity Row:
Pleasant Plains	Corn/Soybeans	Douglas, McLean, Cass, Morgan & Sangamon, IL	Jul-10	1,159	1,196	$503,730	(12)	$251,865	(12)	$8,872,020		Dec-15
Macomb Farm	Corn/Soybeans	McDonough, IL	Dec-10	422	434	180,200	(13)	90,100	(13)	2,605,926		Dec-16
Tillar Farm	Cotton/ Rice/ Corn/Soybeans	Drew, AR	May-11	1,248	1,444	208,500	(13)	104,250	(13)	4,172,034		Dec-15
Kane County Farms	Corn/Soybeans	Kane, IL	Jun-11	1,617	1,652	701,308	(13)	351,164	(13)	17,378,877		Dec-15

Total Commodity Row:				4,446	4,726	$1,593,738		$797,379		$33,028,857

Development(14):
Roadrunner Ranch	Citrus	Tulare, CA	Apr-11 & Sep-11	227	244	$—	(15)	$—	(15)	$7,180,639		N/A
Condor Ranch	Avocados/ Lemons	Ventura, CA	Nov-11 & Dec-11	261	786	125,931	(15)	47,200	(16)	9,542,606		Nov-15
Grassy Island Groves	Citrus	Okeechobee, FL	Dec-12	451	623	—	(17)(18)	—	(17)(18)	4,657,136		N/A(16)
Blue Cypress	Varied	Brevard, FL	Feb-13	2,036	2,694	—	(15)	—	(15)	11,468,255		N/A
Hawk Creek Ranch	Pistachios	Yolo, CA	Oct-13 & Feb-14	425	524	89,833	(15)(19)	—	(15)	7,188,724		N/A
Pintail Vineyard	Wine grapes	Yolo, CA	Nov-13	87	91	10,791	(15)(19)	(1,922	)(15)	1,688,674		N/A

Total Development:				3,487	4,962	$226,555		$45,278		$41,726,034

TOTAL:				13,251	16,136	$6,628,938		$4,668,598		$176,082,534	(20)

(1)
An additional acquisition date represents a growth of, or an addendum to, the property.

(2)
Represents fixed, base and participating rent actually received during the year ended December 31, 2014 and does not include certain rent to be paid under participating leases that has not yet been recognized, particularly for our mature permanent crop farms, which tend to generate the majority of their rent through participation. Such rent is typically paid in the fourth quarter of each year or over the first and second quarter of the following year. See the definition of "contractual rent" under the "Glossary" section.

(3)
Represents fixed, base and participating rent actually received during the six months ended June 30, 2015 and includes certain rent paid under participating leases for 2014 that was not recognized until the first and second quarters of 2015. Does not include certain rent to be paid under participating leases that has not yet been recognized, particularly for our mature permanent crop farms, which tend to generate the majority of their rent through participation. Such rent is typically paid in the fourth quarter of each year or over the first and second quarter of the following year. See definition of "contractual rent" under the "Glossary" section.

(4)
Total cost includes contracted purchase price, closing costs and other acquisition costs as of the date of this prospectus, plus capital expenditures as of June 30, 2015 and includes purchase price and preliminary closing costs for the two properties purchased in August 2015.

(5)
On December 9, 2014, we acquired a second property that is adjacent to and has been aggregated with Kimberly Vineyard. This property consists of 175 gross acres, with 164 tillable acres. This property was acquired for $9.8 million. Starting with the 2015 crop season, the second acquisition property is leased to the same tenant, through a different corporate entity, who leases the initial Kimberly Vineyard and is also structured as a participating lease with a base rent. Because the property consists of two parcels purchased at different times, the parcels have two separate leases.

(6)
Subject to a flexible lease, including a base rent component and a flexible component based on percentage of gross revenues for the initial Kimberly Vineyard purchase and base rent for the second Kimberly Vineyard purchase from December 9, 2014.

(7)
Total cost for the second parcel of Kimberly Vineyard acquired on December 9, 2014 and for Falcon Farms acquired on November 14, 2014 includes land cost and preliminary closing costs.

(8)
Property has been subject to a crop share lease based on gross revenues and starting with the 2015 crop season, is now subject to a flexible lease with base and participating components. On August 18, 2015 we acquired a second farm that has been aggregated with Golden Eagle. This property consists of 135 gross acres, with 130 tillable acres. The property has been included in the current lease. Since the property was not owned during the period presented, contractual rent is not stated.

(9)
Lease provides for annual rent with (i) a fixed component per acre per year and (ii) subject to certain conditions, a flexible rent component based on gross revenue per acre. Additionally, one block consisting of 32.6 gross / 30.4 tillable acres is under a fixed lease for the 2015 crop season due in quarterly installments on December 1, March 1, June 1 and September 1 of the 2015 crop year. After 2015, this block will be governed by the above-mentioned lease on those same terms. Lease excludes approximately 77 acres under development.

(10)
On November 14, 2014, we acquired two aggregated parcels in Georgia and Alabama, which consists of approximately 1,840 gross acres, with 1,165 tillable acres, for a purchase price of approximately $8 million. Starting with the 2015 crop season, the property is under a flexible lease with base and participating components, the latter portion of which the 2015 harvest will be majority recognized in 2016.

(11)
On August 21, 2015, we acquired Kingfisher Ranch. This property consists of 623 gross acres and 511 tillable acres of pistachios. Since the property was not owned during the period presented, contractual rent is not stated.

(12)
Subject to a fixed lease with an annual escalator.

(13)
Subject to a fixed lease.

(14)
All of our farmland development is being developed to permanent crops with the exception of Blue Cypress Farm, which is being developed from a permanent orchard to specialty/vegetable row crops.

(15)
Farm is under development and not currently leased.

(16)
56 acres of mature plantings are governed by a flexible lease with a base rent component payable at the beginning of each quarter and a percentage component payable after harvest. The remainder of the property is subject to development and not currently leased.

(17)
The majority of the property is currently under development and is not leased. Direct operations revenue of mature acres were $268,450 in 2014 and $197,260 through the second quarter of 2015.

(18)
The lease on Grassy Island Groves expired in 2014 and was not renewed or re-leased as the property was placed in development.

(19)
Represents expiring contractual rent.

(20)
Total development capital expenditures through June 30, 2015 were $20.2 million and total costs of the acquisitions of the second parcel of Golden Eagle Ranch and Kingfisher Ranch includes land costs (including trees, buildings and equipment, as applicable) and preliminary closing costs.

        See "Our Business and Properties—Our Portfolio—Description of Our Farms" for detailed descriptions of each farm, including leasing, capital expenditure and development information.

        As of the date of this prospectus, our portfolio was diversified by crop type and region as shown by the charts below:

Appraised Value Diversification (in millions USD) by Crop Type	Appraised Value Diversification (in millions USD) by State and Region

Total appraised value: $207.7

Note: Portfolio diversification based on appraised value as of June 30, 2015 for all farms excluding any farms acquired after the third quarter of 2014, which are based on investment cost as of June 30, 2015 and includes total cost (purchase price plus preliminary closing costs) for the two additional properties acquired in August 2015. Some crop types contain multiple crop varieties (i.e. Wine grapes consists of Merlot, Chardonnay, etc. and Winter Vegetables refers to melons, peanuts and other mixed vegetables), which collectively aggregate to more than 21 crop varieties (approximately 40 if sub-varieties are counted), some planted in rotation.

Portfolio Performance

        Our long-term objective is to own and acquire a diversified portfolio of high-quality cropland that includes farmland development. To date, we have acquired 18 farms through 25 transactions, totaling approximately 16,136 gross acres. Each farm was appraised as of June 30, 2015 by independent appraisal firms, other than those properties acquired between the fourth quarter of 2014 and the date of this prospectus (with these farms being held at cost). Based on these appraisals, the annualized total return, on a gross basis, for the ten mature farms that we have held for 12 months or more was 12.9% through June 30, 2015, and the cumulative gross total return for these farms was approximately 62.0% since their respective acquisitions through June 30, 2015, with an average holding period of approximately four years. These returns currently exclude farms that were held for less than 12 months as of June 30, 2015 or acquired subsequent to that date and development farmland that is not yet commercially productive.

        Our annualized total returns include both income and capital appreciation and are calculated using the appraised values of our farms. The returns we may realize upon the actual sale of a farm may be more or less than the appraised value for a variety of reasons. Therefore, total annualized return should not be considered in place of our net income (loss) and our cash flow from operations calculated in accordance with GAAP. Please find more detailed information on each property, including more detailed charts relating to our annual income returns and annualized appreciation returns, in the section entitled "Our Business and Properties—Our Portfolio—Description of Our Farms."

        The table below summarizes the annualized income, appreciation and total returns for our farms (excluding development farms) calculated as per NCREIF methodology.

Annualized Return(1)(3)(4)
Property	Crops	Date Acquired	Total Cost(1)	Appraised Value(1)	2014 Rental Yield on Cost(2)	Income on Appraised Value	Appreciation	Total
Pleasant Plains	Corn/Soy	Jul-10	$8,872,020	$14,898,000	5.7%	3.0%	11.6%	14.8%
Kimberly Vineyard(5)	Wine grapes	Aug-10	$13,059,362	$13,953,748	2.4%	9.3%	2.9%	12.5%
Macomb Farm	Corn/Soy	Dec-10	$2,605,926	$5,403,000	6.9%	3.4%	15.7%	19.5%
Sweetwater Farm	Varied	Dec-10	$5,404,534	$6,200,000	7.0%	4.6%	3.2%	8.0%
Tillar Farm	Cotton/Rice/ Corn/Soy	May-11	$4,172,034	$6,285,000	5.0%	3.8%	10.8%	14.9%
Kane County Farms	Corn/Soy	Jun-11	$17,378,877	$19,541,000	4.0%	2.9%	3.0%	6.0%
Sandpiper Ranch	Strawberries/ Vegetables	Dec-11 & Apr-12	$7,957,030	$8,950,000	5.1%	4.7%	3.4%	8.2%
Golden Eagle Ranch 1	Almonds	Mar-12 & Aug-12	$17,275,976	$28,850,000	14.8%	11.4%	17.6%	29.9%
Golden Eagle Ranch 2	Almonds	Aug-15	$5,212,050	$5,212,050	—	(6)	—	(6)	—	(6)	—	(6)
Quail Run Vineyard(7)	Wine grapes	Nov-12	$9,906,597	$9,300,000	3.8%	4.8%	(3.2)%	1.4%
Blue Heron Farms	Walnuts	Nov-13	$14,336,312	$16,000,000	5.5%	4.3%	7.8%	12.0%
Falcon Farms	Pecans	Nov-14	$8,244,212	$8,244,212	(8)	0.86%	0.00%	0.86%
Kingfisher Ranch	Pistachios	Aug-15	$19,931,570	$19,931,570	—	(6)"''>	—	(6)	—	(6)	—	(6)

(1)
Appraised value is based on third-party appraisals as of June 30, 2015. Please refer to "Experts" for a list of our third-party appraisers. Total cost is as of June 30, 2015.

(2)
Reflects 2014 contractual rent received over total cost as of December 31, 2014. Excludes Kimberly Vineyard 2 as this property was acquired in December 2014.

(3)
Excludes development farms as they have no or limited mature planting during the development phase and, therefore, little to no income or capital appreciation. The intent is to redevelop these farms both for long term income and capital appreciation growth, although there can be no guarantee of future performance.

(4)
The annualized returns listed in the above chart are calculated based on the acquisition date for each listed farm.

(5)
Annualized returns include the second parcel of Kimberly Vineyard, a much larger parcel, which was acquired on December 9, 2014, and given the acquisition date, there was no appreciation or income and therefore the returns are diluted by the additional investment. The second parcel is excluded for 2014 rental yield on cost.

(6)
Properties were acquired in August 2015 and as such there was no rent or appreciation realized for the periods presented. Property total costs and appraised value reflect purchase price plus preliminary closing costs.

(7)
A portion, although not a majority, of this farm is considered to be in development and the annualized total returns include capital expenditures related to this development. Even though the property increased in appraised value during the first quarter of 2015, the impact of the capital expenditures related to the development more than offset the appreciation, resulting in negative total annualized returns for certain quarters.

(8)
Property was acquired in November 2014, and as such, there was de minimis rent received for the remainder of 2014.

Business and Growth Strategies

        Our key strategies to drive our business and growth include the following:

  •
  Diversify by Crop Type with a Substantial Allocation to Mature Permanent Crop Farms.  We plan to have a substantial portion of our portfolio comprised of mature permanent crop farms. Based on NCREIF data, mature permanent crop farms have outperformed row crop farms by approximately 460%, as calculated by cumulative return, since the inception of the NCREIF Farmland Index in January 1991 through June 2015. Currently, 11 of our 18 farms are dedicated to permanent crops (whether mature or in various stages of development) across multiple states and regions and represent approximately 67% of our current total assets, based on total cost, as of the date of this prospectus.

  •
  Geographic Diversity.  We currently own properties on both coasts as well as in the Corn Belt and the Delta regions, and we intend to continue to geographically diversify our portfolio through acquisitions in additional regions not yet represented in our portfolio. We will continue to focus on geographic areas with substantial farming infrastructure and low transportation costs, including markets with access to river and rail transportation and adequate water supply.

  •
  Execute Disciplined and Opportunistic Acquisition Strategy.  We plan to execute transactions from our current acquisition pipeline while also identifying and acquiring additional high-quality cropland in select markets that we believe are positioned to capitalize on the demand for permanent and row crops. We will continue to leverage our management's and our Agricultural Sub-Adviser's depth of knowledge with respect to agricultural real estate and investment fundamentals to identify such acquisitions.

  •
  Develop Cropland to its Highest and Best Agricultural Use.  We seek to maintain a portion of our portfolio for which we believe our management expertise can drive improvements and value creation over time. This is typical with farmland development, which has in several cases been carried at or below cost, particularly early on in the development life cycle, until becoming commercially productive, at which time its value may be substantially higher than its total cost.

  •
  Currently, six of our farms are under development, with one additional mature permanent farm undergoing substantial redevelopment. Five of these farms have irrigation systems or other redevelopment components complete and have young trees or vines planted or ready to be planted. These five farms are expected to produce crops in the next one to three years, at which point they will be considered mature and will be leased to professional farmer tenants. Once leased, we expect that such farms will begin generating rental income and will be positioned for meaningful capital appreciation. We believe our current allocation to farmland development is sufficient given the size of our portfolio at the present time until some of these properties are crop-producing and leased to tenants. A summary of our development farms, as of June 30, 2015, follows:

Farm	Tillable Acres Subject to Development	Crop Being Developed	Total Capital Expenditures	Estimated Remaining Capital Expenditures	Estimated Remaining Capital Expenditures Less Revenue Offset	Expected Completion Date
Blue Cypress Farm	2,036	Specialty/ Vegetable Row Crops	$4,136,055	$0	$0	2016
Condor Ranch	202	Avocados and Lemons	4,522,116	820,991	(471,099)	2016
Roadrunner Ranch	227	Seedless organic mandarins	4,672,024	1,165,078	(206,647)	2016
Quail Run Vineyard (partial)	77	Wine grapes	1,920,520	337,834	(88,766)	2017
Grassy Island Groves	451	Citrus	2,235,069	2,357,492	1,471,172	2019
Pintail Vineyards	87	Wine grapes	597,626	1,095,651	734,651	2019
Hawk Creek Ranch	425	Pistachios	2,093,666	4,523,563	2,386,603	2021

Total	3,505		$20,177,076	$10,300,609	$3,825,914
    •
    An example of the disparity between purchase price and/or total cost of a development farm compared to the valuation of a mature farm is our Condor Ranch property, which we purchased in two transactions in November and December 2011 for $18,678 per tillable acre. Total costs, inclusive of purchase price and redevelopment expenses, through December 2014 were $9.2 million in the aggregate, and $35,175 per tillable acre. According to the year end appraisal of Condor Ranch of $9.4 million, dated as of December 31, 2014, which included an analysis of five comparable mature permanent crop properties in the same region, the average purchase price for such comparable properties was $49,856 per tillable acre, which represents a more than 165% increase over our purchase price for Condor Ranch and a 42% increase over our total costs per acre through December 31, 2014 (though no assurance can be given that such average purchase price per acre could be realized).

  •
  Utilize Participating Lease Structures.  Leases for our current portfolio represent laddered maturities from one to five years. For our mature permanent crop farms, we typically utilize participating leases, under which a part or all of the rent is derived from participation in crop revenues or a share of the final crop, and which tend to have longer lease maturities of three to five years and which generally include a base rent component. Participating lease structures align our tenants' economic interests with our interests, with the goal of maximizing productivity and generating higher income from our farms. Additionally, we may utilize crop insurance as necessary to mitigate the risk associated with participating leases in connection with poor or low crop yields.

        Our ability to effectively implement our business and growth strategies is subject to numerous risks and uncertainties, including those set forth under "Risk Factors—Risks Related to Our Business and Farms."

Cropland Acquisitions under Evaluation

        As of the date of this prospectus, we have identified and are in various stages of reviewing prospective farmland acquisitions, which we refer to as our acquisition pipeline, representing various crop types and geographic regions throughout the U.S., though there can be no assurances we will complete any of these potential acquisitions. We believe each of the farms being evaluated by us for potential acquisition meets our investment guidelines. In determining which farmland properties to pursue, we evaluate a number of qualitative and quantitative factors including, but not limited to, the following: (i) overall analysis of the property's quality and its physical attributes such as soil types and quality, water availability and quality, and appropriateness of the location for the crop type produced; (ii) projected income, appreciation and risk performance relative to our objectives; (iii) analysis of historical crop production of the property; (iv) an analysis of the specific crop type and the current local and broader market dynamics; (v) analysis of purchase price compared to current and historical market values; (vi) comprehensive environmental assessment performed by independent, professional consultants; (vii) evaluation of exit strategies; and (viii) assessment of the quality and reputation of prospective professional farmer tenants.

        Properties in our acquisition pipeline are sourced in a number of ways, both internally from our management team as well as through our Agricultural Sub-Adviser, and while we solely determine whether to acquire a potential farmland property, we rely on and work closely with our Agricultural Sub-Adviser throughout all stages of property due diligence and negotiation through acquisition. We have engaged in preliminary discussions with some of the owners and commenced the initial due diligence process on certain of the farms in our acquisition pipeline. We have not agreed upon price or terms relating to, and, prior to completion of this offering, do not expect to agree upon price and terms or enter into binding commitments with respect to the acquisition of any property, and therefore we do not believe any potential property acquisition, other than as noted below, is probable at this time.

        Our current acquisition pipeline includes more than $350 million in properties in various stages of due diligence as of June 30, 2015. There can be no guarantee that any of these properties will go further in the due diligence process or ultimately be acquired, and that while some properties are off-market opportunities that we have sourced through deep local relationships, other parties may be aware and may acquire any of the properties in our pipeline on which we do not have an executed binding purchase and sale agreement.

        The process for acquiring farmland varies in certain ways from the process for acquiring other types of commercial real estate such as office buildings, shopping centers and apartments. The due diligence for farmland property acquisitions may include analysis of factors like soil attributes that are less relevant or possibly irrelevant in evaluating other types of real estate. Further, the process also varies depending on the crop type. For example, farmland for commodity row crops, which may be purchased from an auction and close in a very rapid amount of time, typically takes less time to acquire (typically 60-90 days) than permanent crop farmland, which is a more fragmented, less publicized market that may require a longer period of time to negotiate and close (typically 90-120 days). In acquiring the 18 properties in our portfolio, we have reviewed approximately 300 additional properties through the date of this prospectus that we elected not to pursue based on diligence, an inability to agree on acceptable terms, another bidder or other reasons, yielding an acquisition rate of approximately 6%. The historical duration from preliminary discussions through closed acquisition for our properties has varied from several weeks to almost one year, and we estimate the duration is most often within a range of 60 to 120 days.

        We have obtained a right of first offer and right of first refusal for certain acreage owned by the seller of our Blue Heron Farm. See "Our Business and Properties—Our Portfolio—Cropland Acquisitions under Evaluation." There can be no assurance that we will complete the acquisition of any property that we are currently evaluating, including those detailed above.

Financing Strategy

        Through the third quarter of 2014, we were exclusively equity financed. As of the date of this prospectus, we have obtained three revolving credit facilities arranged by Rutledge Investment Company, the original revolving credit facility of $25 million, which the Operating Partnership entered into on December 5, 2013, the second revolving credit facility of $25 million, which was entered into on January 14, 2015, and the third revolving credit facility of $25 million, which was entered into on August 18, 2015, collectively referred to as the revolving credit facilities. All, as drawn upon, are secured by specific farmland assets. Through the second quarter of 2015, we drew down an aggregate of approximately $24.25 million under the original revolving credit facility, and as of the date of this prospectus have drawn down an aggregate of $52.2 million under the facilities. We will draw on such lines in the future to free up liquidity for various corporate purposes, including acquisitions. Additionally, we have executed a term sheet providing for up to an additional $15 million in revolving credit facilities, and may expand our credit facilities in the future. No assurances can be given, however, that we will be successful in our efforts. See the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities." Management may incur debt or other financing for other purposes, such as to finance assets, provide "bridge financing" or to fund property development expenditures, property improvements or regular property operations from time to time. We do not expect our debt to exceed 50% of our gross asset value. However, our charter and amended partnership agreement do not prevent us from exceeding this desired level, and accordingly we may exceed our target debt-to-asset level at certain times. We may also issue securities or instruments publicly or privately to finance our activities and assets (e.g., common stock, preferred stock, convertible debt, senior or subordinated debt). In addition, we may seek other forms of public or private financing.

Overview of Risk Management

        Risk management is one of our founding and core principles that is integral to the implementation of our business strategy. Our Board of Directors oversees our overall risk management process, with certain specific areas overseen by our Audit Committee, Compensation Committee, Ethics, Nominating and Corporate Governance Committee and our executive management. Under the oversight of our Board, our senior management team, particularly, Thomas S.T. Gimbel, our Chief Executive Officer, Geoffrey M. Lewis, our Chief Financial Officer and Treasurer, and Lindsey B. Sichel, in her capacity as our Chief Administrative Officer, are responsible for implementing risk management systems and processes and reporting to the Board. Further, a joint committee of directors and executive management comprises our Acquisition Committee which reviews potential property acquisitions, including associated risks, prior to us executing definitive documentation on any acquisition. In addition, our Agricultural Sub-Adviser provides management with an analysis of the risks of each investment both prior to acquisition and in an annual business review. See "Management."

Summary Risk Factors

        Investing in our common stock involves a high degree of risk. Prospective investors are urged to carefully consider the matters discussed under "Risk Factors" prior to making an investment in our common stock. Such risks include, but are not limited to:

  •
  The geographic concentration of our portfolio could cause us to be more susceptible to adverse weather, economic or regulatory changes or developments in the markets in which our farms are located than if we owned a more geographically diverse portfolio, which could materially adversely affect the value of our farms and our ability to lease our farms on favorable terms or at all.

  •
  Our portfolio is concentrated in a limited number of farms, which subjects us to an increased risk of significant loss if any farm declines in value or if we are unable to lease a farm.

  •
  We currently rely significantly on rent from our Golden Eagle Ranch, and expect to rely significantly on rent from our recently acquired Kingfisher Ranch, which are comprised of both fixed and participating rent, to generate a substantial portion of our rental income and, therefore, are more susceptible to adverse events with respect to these properties, which if such events occur could materially adversely affect our financial condition, results of operations and ability to make distributions to our stockholders.

  •
  Our investments in mature permanent crop farms with trees or vines that have a finite multi-year life span have a higher risk profile than our commodity and specialty/vegetable row crop farms because if mature permanent crops are damaged or diseased, or if the variety falls out of market favor, it requires multiple years and substantial capital to redevelop the farm, which could materially adversely affect our results of operations and ability to make distributions to our stockholders.

  •
  Our shorter-term leases, which are less than three years in duration, make us more susceptible to any decreases in prevailing market rental rates than would be the case if we entered into longer-term leases, which could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

  •
  Our investments in mature permanent crop farms have long-term participating leases, which mean that a portion of our cash flow attributable to participating rent is exposed to various risks, including risks related to declining crop prices, lower than average crop production due to alternate bearing crops, interest rate risk and the risk of being unable to take advantage of prevailing market rates, which could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

  •
  Our investments in development farmland may have inherent risks, including those relating to the longer period between development and commercial productivity for our permanent crop development farms, the cost of development, profitability of newly-developed farms, higher ongoing costs and delayed development, all of which could adversely impact our results of operations and cash flow.

  •
  Our business is dependent in part upon the profitability of our tenants' farming operations, and any downturn in the profitability of their farming operations could have a material adverse effect on the amount of rent we can collect and, consequently, our cash flow and ability to make distributions to our stockholders.

  •
  Our failure to identify and consummate acquisitions that meet our investment criteria would significantly impede our ability to achieve our business objectives, including growing our portfolio and diversifying by geography, crop type and tenant, which could materially adversely affect our results of operations and ability to make distributions to our stockholders.

  •
  Some state laws prohibit or restrict the ownership of agricultural land by business entities, which could impede the growth of our portfolio and our ability to diversify geographically.

  •
  Our platform may not be as scalable as we anticipate, and we could face difficulties growing our business without significant new investment in personnel and infrastructure, which could disrupt our business and operations and impede the growth of our business.

  •
  If our farms do not have access to adequate water supplies or proper drainage, it could harm our ability to lease the farms or to farm them on favorable terms or at all, which could have a material adverse impact on the value of our farms and our results of operations and our ability to make the distributions to our stockholders.

  •
  Our farms may be subject to adverse weather conditions, seasonal variability or alternate bearing, crop disease and other contaminants, which may affect our tenants' ability to pay rent and thereby have a material adverse effect on our results of operations, financial condition and our ability to make distributions to stockholders.

  •
  Future climate changes could materially adversely impact the value of our farms, our ability to lease our farms, our results of operations and our ability to make distributions to our stockholders.

  •
  Our charter contains certain restrictions on ownership and transfer of our stock that may delay, defer or prevent a change of control or other transaction that might involve a premium price for our shares of common stock or that our stockholders otherwise believe to be in their best interests.

  •
  Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock.

  •
  We do not have any specific farms under contract or other legally binding obligation, or that could be considered probable acquisitions, that we will acquire with the net proceeds of this offering and, therefore, you will not have the opportunity to evaluate any acquisitions funded with the net proceeds from this offering before we make them.

  •
  Our cash available for distribution to stockholders may not be sufficient to make distributions, and we may need to borrow in order to make such distributions or may not be able to make such distributions at all.

Internalization

        Since commencing operations in October 2009, we have been externally managed by AFA, which is an affiliate of Optima. On November 25, 2014, we and our operating partnership entered into a Contribution Agreement with AFTRS and each of the holders of equity ownership interests in AFA pursuant to which, upon the completion of and concurrently with this offering, we will internalize the management functions historically provided by AFA. As consideration in the Internalization, our operating partnership will issue Common Units with an aggregate value of $12 million. On December 15, 2014, we received the requisite consent from a majority of our disinterested stockholders approving the Internalization. We expect that the Internalization will be completed simultaneously with, and conditioned upon, the completion of this offering, and to recognize an expense in connection with the Internalization, representing the excess of the amount paid over the fair value of the net assets acquired in connection therewith. See "Structure of Our Company—Internalization."

        We expect that, after the Internalization, our management team will be comprised of the current employees of our company as well as shared employees with Optima pursuant to an arrangement described below. See "Certain Relationships and Related Party Transactions—Transitional Services Agreement." In addition, we will continue to rely upon our Agricultural Sub-Adviser, pursuant to an amended and restated Sub-Advisory Agreement that is described in more detail under "Our Business and Properties—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Agricultural Sub-Adviser."

Our Operating Entities

  Our Company

        We were incorporated in Maryland and commenced operations on October 15, 2009. Because we did not have taxable income for the years ended December 31, 2009 through December 31, 2011, we did not elect REIT status for those years and were treated for U.S. federal tax purposes as a regular "C" corporation. We elected to be treated as a REIT for U.S. federal tax purposes, commencing with, and in connection with the filing of our federal tax return for, the taxable year ended December 31, 2012. As a REIT, we generally are not subject to federal income tax on the taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates.

        We conduct our business and own all of our farms through our operating partnership. As of June 30, 2015, we owned approximately 81.2% of the Common Units in our operating partnership, which includes the Co-General Partner interest, following the Internalization described in "Structure of Our Company—Internalization," and without giving effect to this offering, we anticipate owning approximately 76.3% of the partnership interests in our operating partnership, and as of June 30, 2015, on a pro forma basis giving effect to this offering and the Internalization, we will own approximately        % of the Common Units in our operating partnership.

  Our Operating Partnership

        Our operating partnership is a Delaware limited partnership formed on August 14, 2009, which commenced operations on October 15, 2009. Our operating partnership holds substantially all of our assets and conducts all of our operations. Following this offering and the Internalization as described above under "Structure of Our Company—Internalization," we will be the exclusive general partner of our operating partnership.

Our Structure

        The following diagram depicts our anticipated ownership structure as of the completion of this offering and the Internalization. Our operating partnership owns all of the farms in our portfolio directly or indirectly. See "Principal Stockholders" for certain information regarding the beneficial ownership of shares of our common stock.

(1)
Percentage ownership interests in American Farmland Company L.P. are calculated based on pricing this offering at the midpoint of the price range set forth on the cover of this prospectus.

Restrictions on Ownership and Transfer

        Our charter prohibits any person or entity from beneficially owning shares in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. See "Description of Our Capital Stock—Restrictions on Ownership and Transfer." In connection with previous private placements of our common stock, we have granted two waivers from the ownership limit contained in our charter to two current stockholders to own up to approximately 12% and 14.8%, respectively, of shares of our outstanding common stock in the aggregate. We anticipate these stockholders will own less than 9.8% upon the completion of this offering, in which case the waivers will terminate. We do not expect that the issuance of these waivers will adversely affect our ability to qualify as a REIT.

Benefits to Related Parties

        In connection with the Internalization and this offering, certain of our directors and executive officers will receive material financial and other benefits, including those set forth below.

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  D. Dixon Boardman, Thomas S. T. Gimbel and Geoffrey M. Lewis are members of our Board of Directors, and each is a partner or officer of Optima. Furthermore, Harrison LeFrak owns an indirect interest in AFA, is a current member of the Board and is expected to serve as a director after the Internalization. Each of these individuals are, or have an ownership interest in, a

    Contributor and, as a result, each of them has interests in the Internalization that differ from those of our stockholders as each will have an interest in the consideration received by the Contributors in the Internalization.

  •
  In connection with this offering, we will enter into the Second Amended and Restated Agreement of Limited Partnership for our operating partnership. As a result of the transactions contemplated by the Contribution Agreement, the Contributors will become limited partners of our operating partnership. Beginning on or after the date which is 180 days after the issuance of Common Units to a limited partner in our operating partnership, other than us, such limited partner will have the right to require our operating partnership to redeem part or all of its Common Units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis.

  •
  In connection with the Internalization, we will enter into a registration rights agreement pursuant to which each person who receives Common Units as a result of the Internalization will have the right to cause us to register with the SEC the shares of our common stock that they may receive upon redemption of any Common Units held by such holders, beginning ten business days following the first date on which we become eligible to file a registration statement on Form S-3 with respect to such shares.

  •
  In connection with the completion of this offering, we expect to enter into employment agreements with each of our named executive officers. These employment agreements will provide for base salary and a bonus opportunity. See "Management—Executive Officer and Director Compensation—Employment Agreements."

Conflicts of Interest

        Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have duties and obligations to our operating partnership and its limited partners under Delaware law and the amended partnership agreement in connection with the management of our operating partnership. Our duties and obligations, as the general partner of our operating partnership, may conflict with the duties of our directors and officers to our company.

        Certain of our executive officers and the chairman of our Board of Directors are also partners or officers of Optima, and will continue to owe a fiduciary duty to and share a portion of their time with Optima following the completion of this offering, which may conflict with their fiduciary duty that they owe to us. If these executive officers were to act or fail to act in a manner that was detrimental to our business, or favor one entity over another, they could be subject to liability for breach of their fiduciary duty to us and our stockholders. Additionally, any agreements between us and Optima, including the Transitional Services Agreement, may not be as favorable to us as if they were negotiated with an unaffiliated third party, and such agreements are subject to an inherent conflict of interest. In addition, our Board of Directors may encounter conflicts of interest in enforcing our rights against Optima in the event of a default or disagreement under any agreements between us and Optima.

        Our Agricultural Sub-Adviser's services under the Amended and Restated Sub-Advisory Agreement are not exclusive, and we are not required to only use their services. Our Agricultural Sub-Adviser and its directors, officers and employees may earn fees and provide similar investment advisory and asset management services to a variety of other entities, although the Amended and Restated Sub-Advisory Agreement requires our Agricultural Sub-Adviser to comply with certain allocation procedures relating to the method by which our Agricultural Sub-Adviser allocates investment opportunities for us and its other clients. Our Agricultural Sub-Adviser receives compensation for the services it provides to us, and we cannot guarantee its level of performance or that its attention may not be diverted by other external clients. This agreement is cancellable by both parties as of December 31 of any calendar year by providing written notice to the other party on or before June 30 of such calendar year. In certain circumstances, a termination fee may apply.

        Upon completion of the Internalization, we will enter into a Transitional Services Agreement with Optima under which Optima will provide us with office space, information technology support services and general administrative services at cost as well as access to certain of its personnel or employees. Additionally, each of Messrs. Boardman, Gimbel and Lewis are members of our Board of Directors and Messrs. Gimbel and Lewis are also members of our executive management team, and each is a partner or officer of Optima. As a result, the terms of this agreement may not be as favorable to us as if they were negotiated with an unaffiliated party. We may choose not to enforce, or to enforce less vigorously, our rights under this agreement because of our desire to maintain an ongoing relationship with Optima.

        We intend to adopt policies that are designed to reduce certain potential conflicts of interests. See "Policies with Respect to Certain Activities—Conflicts of Interest and Related Policies."

Our REIT Status

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that we have been organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with our taxable year ended December 31, 2012, and that our intended manner of ownership and operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income to our stockholders, determined without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we generally are not subject to U.S. federal income tax on the taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates. Even if we have qualified and continue to qualify for taxation as a REIT, we have been, and may be, subject to some U.S. federal, state and local taxes on our income or property, and the taxable income of our taxable REIT subsidiaries, or TRSs, will be subject to taxation at regular corporate rates.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

        We may take advantage of these provisions until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.0 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In addition, the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to take advantage of this extended transition period to comply with new or revised financial accounting standards.

Corporate Information

        Our executive offices are located at 10 East 53rd Street, New York, NY 10022. Our telephone number at our executive offices is (212) 484-3000 and our corporate website is www.americanfarmlandcompany.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus.

 This Offering

Common stock offered by us	shares (or shares if the underwriters' option to purchase additional shares is exercised in full)
Common stock and Common Units to be outstanding after this offering	shares and Common Units(1)(2)
Use of proceeds

We estimate that the net proceeds from this offering, after deducting the underwriting discount and commissions, estimated offering expenses and advisory fees payable by us, will be approximately $            million (or approximately $            million if the underwriters exercise in full their option to purchase additional shares of our common stock). We will contribute the net proceeds from this offering to our operating partnership. Our operating partnership intends to use the net proceeds from this offering (i) to pay down $52.2 million of our revolving credit facilities and (ii) for working capital purposes, including to fund a combination of (a) new acquisitions and (b) capital expenditures and/or development costs for our existing farms currently expected to total approximately $7.5 million for 2015, of which $2.4 million had not yet been expended through June 30, 2015, and $10.3 million in the aggregate for the completion of our development properties.

Distribution Policy

Historically, we have paid regular semi-annual distributions to holders of our common stock. Following the completion of this offering, we intend to pay regular quarterly distributions to holders of our common stock. We intend to pay a pro rata distribution with respect to the period commencing on the completion of this offering and ending on the last day of the then current fiscal quarter, based on $      per share for a full quarter, which corresponds to $             per share annually. We intend to make aggregate distributions roughly comparable to our current aggregate distributions, which are supported by our earnings, subject to potential increases in line with increases in earnings from our growing portfolio. As a result of the shares issued in the offering, per share dividend amounts will be lower than our historic dividends, as disclosed in "Distribution Policy."

Our ability to make distributions in the future will depend upon our actual results of operations and earnings, economic conditions and other factors that could differ materially from our current expectations and from the assumptions used in our estimate. We do not intend to reduce the expected distributions per share if the underwriters' option to purchase additional shares of our common stock is exercised. Any future distributions will be at the discretion of our board of directors and will be dependent upon a number of factors. See "Distribution Policy."

Proposed listing symbol	AFCO
Risk factors

Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading "Risk Factors" of this prospectus and other information included in this prospectus before investing in our common stock.

D. Dixon Boardman, the Chairman of our Board of Directors, as well as          other executive officers, founders and principal stockholders (or their affiliates), have indicated an interest in purchasing $        million, in the aggregate, of shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, such individuals may elect to purchase more, less or no shares in the offering or the underwriters could determine to sell more, less or no shares to these individuals in this offering. The underwriters will receive the same underwriting discount from any shares of our common stock purchased by such individuals as they will from any other shares of our common stock sold to the public in this offering.

(1)
Based on shares outstanding as of                , 2015. Excludes (i)                  shares issuable upon the exercise of the underwriters' option to purchase additional shares, (ii)                 shares of our common stock that may be issued upon redemption of Common Units, some of which were issued in connection with the Internalization, and all of which may, subject to certain limitations, and as set forth in the amended partnership agreement, be redeemed for cash or, at our option, for shares of our common stock, and (iii)                 shares of our common stock available for future issuance under our 2014 Equity Incentive Plan (see "Management—Executive Officer and Director Compensation—2014 Equity Incentive Plan").

(2)
Based on Common Units outstanding as of                , 2015. Includes                Common Units, with an aggregate value of $12 million, which will be issued by our operating partnership to AFTRS and the Contributors in connection with the Internalization, and all of which may, subject to certain limitations, and as set forth in the amended partnership agreement, be redeemed for cash or, at our option, for shares of our common stock. See "—Internalization" above.

 Summary Consolidated Financial Data

        The following table sets forth summary selected financial and operating data on (i) a historical basis for our company and (ii) a pro forma basis for our company after giving effect to this offering, the related Internalization and the redemption of our 8% Series A Cumulative Non-Voting Preferred Stock, or our Series A Preferred Stock, for $31,900 plus accrued and unpaid dividends through the date of redemption. You should read the following summary consolidated financial data in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, notes thereto and other financial information included elsewhere in this prospectus.

        The summary historical consolidated financial data set forth below as of and for the years ended December 31, 2014 and 2013 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical consolidated financial data set forth below as of and for the year ended December 31, 2012 has been derived from our audited consolidated financial statements not included in this prospectus.

        The summary historical consolidated financial data set forth below as of June 30, 2015 and 2014 and for the six months ended June 30, 2015 and 2014 have been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. These consolidated financial statements have been prepared on a basis consistent with our audited financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of this data. The results of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year or for any future period or our financial condition at any future date.

        Our summary unaudited pro forma consolidated financial and operating data as of and for the six months ended June 30, 2015 and the year ended December 31, 2014 reflect the completion of this offering, the completion of the Internalization and the redemption of our Series A Preferred Stock as if these transactions had occurred on January 1, 2014 for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

	Pro Forma Consolidated as of and for the six months ended June 30, 2015
				Pro Forma Consolidated as of and for the year ended December 31, 2014
		Historical Consolidated as of and for the six months ended June 30,			Historical Consolidated as of and for the year ended December 31,
(all amounts in dollars except for number of shares)		2015	2014		2014	2013	2012
Operating Data:
Total operating revenues(1)	$	$5,138,416	$3,744,450	$	$7,261,063	$5,715,934	$3,150,707
Total operating expenses		4,103,530	2,950,215		6,134,862	5,358,836	3,997,379
Total other expense (income)		212,592	41,129		117,114	(13,101)	(41,261)
Income (loss) before gain on sale of land(2)		822,294	753,106		1,009,087	370,199	(805,411)
Net income (loss)(3)		742,462	807,723		1,056,788	833,677	(805,411)
Less net income (loss) attributable to non-controlling interests		262,738	215,917		346,071	280,226	(94,475)
Net income (loss) attributable to the Company		479,724	591,806		710,717	553,451	(710,936)
Core FFO attributable to the Company(4)		2,275,151	1,624,558		3,038,965	2,300,625	797,461
Share and Per Share Data:
Earnings per weighted average common share:
Basic and diluted	$	$0.04	$0.06	$	$0.07	$0.06	$(0.08)
Weighted average shares of common stock outstanding:
Basic and diluted		10,890,847	10,387,915		10,404,087	10,039,722	8,984,136

	Pro Forma Consolidated as of and for the six months ended June 30, 2015
				Pro Forma Consolidated as of and for the year ended December 31, 2014
		Historical Consolidated as of and for the six months ended June 30,			Historical Consolidated as of and for the year ended December 31,
(all amounts in dollars except for number of shares)		2015	2014		2014	2013	2012
Balance Sheet Data
Net asset value per share (unaudited)(5)	$	$12.1650	$11.2450	$	$11.5653	$11.0681	$10.6581
Total assets		154,624,822	124,357,683		151,096,812	120,252,460	123,360,910
Total liabilities		30,704,680	3,885,491		31,657,097	3,416,201	2,491,980
Non-controlling interests		20,674,463	20,591,456		20,561,963	20,466,922	20,448,075
Total stockholders' equity	$	$103,245,679	$99,880,736	$	$98,877,752	$96,369,337	$100,420,855

(1)
Operating revenues comprise fixed and participating rent, recovery of real estate taxes and other income.

(2)
Income (loss) before gain on sale of land comprises the operating income less other expense (income) and excludes net gain on sale of land and income (loss) attributable to non-controlling interests.

(3)
Net income (loss) after accounting for gain on sale of land of $            , $0, $54,617, $        , $47,701, $463,478, and $0 in each of the columns listed above, respectively, but excludes the income (loss) attributable to non-controlling interests.

(4)
For a definition and a reconciliation of net income to funds from operations—core attributable to the Company, or Core FFO attributable to the Company, as well as a statement disclosing the reasons why our management believes that Core FFO attributable to the Company provides useful information to investors and, to the extent material, any additional purposes for which our management uses Core FFO attributable to the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(5)
Net asset value per share is calculated based on appraised value and gives effect to dividends paid out in 2012, 2013, 2014 and 2015. For a definition, statement of usefulness and reconciliation of net asset value per share, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

RISK FACTORS

        Before you invest in our securities, you should be aware that your investment is subject to various risks, including those described below. You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase our securities.

Risks Related to Our Business and Farms

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our farms and harm our financial condition.

        Investments in real estate, including our investments in farmland, are relatively illiquid compared to other types of financial assets. As a result, our ability to promptly sell one or more farms in our portfolio in response to changing economic, financial and investment conditions may be limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws or regulations or fiscal policies of jurisdictions in which the property is located in each case may limit our ability to dispose of a property. Accordingly, we may encounter difficulties to the extent we needed to address liquidity needs through the sale or other disposition of our farms.

        In addition, the Code imposes restrictions on a REIT's ability to dispose of farms that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our farms for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of farms that otherwise would be in our best interests. Moreover, if we acquire farms from C corporations (e.g., corporations generally subject to full corporate-level tax) in certain non-taxable transactions, built-in gain recognized on the non-taxable disposition of such farms within 10 years of our acquisition will be subject to tax at the highest applicable U.S. federal corporate income tax rate. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly, on favorable terms or at all, which could harm our financial condition.

The geographic concentration of our portfolio could cause us to be more susceptible to adverse weather, economic or regulatory changes or developments in the markets in which our farms are located than if we owned a more geographically diverse portfolio, which could materially adversely affect the value of our farms and our ability to lease our farms on favorable terms or at all.

        As of the date of this prospectus, 80% of the gross acres in our portfolio were located in California, Florida and Illinois, which exposes us to greater economic risks than if we owned a more geographically diverse portfolio. As of the date of this prospectus, our farms in California, Florida and Illinois represent approximately 70%, 6% and 21%, respectively, of the total 2014 contractual rent of our portfolio and approximately 76%, 4% and 15%, respectively, of the total 2015 contractual rent of our portfolio through the second quarter. As a result, we are particularly susceptible to developments or conditions in these states and/or the specific counties in which our farms are located, including adverse weather conditions (such as drought, windstorms, tornados, floods, hail and temperature extremes), transportation conditions (including conditions relating to truck and rail transportation and the navigation of the Mississippi River), crop disease, pests and other adverse growing conditions, and unfavorable or uncertain political, economic, business or regulatory conditions (such as changes in price supports, subsidies and environmental regulations). Any such developments or conditions could materially adversely affect the value of our farms and our ability to lease our farms on favorable terms or at all, which could materially adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders.

Our portfolio is concentrated in a limited number of farms, which subjects us to an increased risk of significant loss if any farm declines in value or if we are unable to lease a farm.

        We currently own 18 farms located in six states across the U.S., with those that are not under development leased to a number of tenants. One consequence of a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of leases or a significant decline in the value of any single property. In addition, while we do not intend to invest 35% or more of our total assets in a particular property at the time of investment, it is possible that, as the values of our farms change, one property may comprise in excess of 35% of the value of our total assets. Lack of diversification will increase the potential that a single underperforming investment could have a material adverse effect on our cash flows and the price we could realize from the sale of our farms. Since our current real estate portfolio is concentrated across only six states, we are also currently vulnerable to any adverse change in the political or regulatory climate in those states or specific counties where our farms are located, which could materially adversely affect our portfolio and our ability to lease farms.

We currently rely significantly on rent from our Golden Eagle Ranch and expect to rely significantly on rent from our recently acquired Kingfisher Ranch, which are comprised of both fixed and participating rent, to generate a substantial portion of our rental income and, therefore, are more susceptible to adverse events with respect to these properties, which if such events occur could materially adversely affect our financial condition, results of operations and ability to make distributions to our stockholders.

        As of June 30, 2015, one property in our portfolio, Golden Eagle Ranch, represented 38.7% of our 2014 contractual rent received to date, which does not include certain rent to be paid under participating leases that has not yet been recognized and 55.2% of our 2015 contractual rent, which represents rent received for the six months ended June 30, 2015 and includes certain rent from participating leases for 2014 that was not recognized in 2014 but does not include certain rent to be paid under participating leases for 2015 that has not yet been paid or recognized. Subsequent to June 30, 2015, we acquired Kingfisher Ranch for approximately $19.6 million. We have not received contractual rent to date for this farm, but expect to rely significantly on contractual rent from this farm, both from base and participating rent, in the future. Therefore, the financial failure of these properties or of a tenant that leases portions of these properties is likely to have a material adverse effect on our financial condition, results of operations and ability to make distributions to our stockholders.

Our investments in mature permanent crop farms with trees or vines that have a finite multi-year lifespan have a higher risk profile than our commodity and specialty/vegetable row crop farms because if mature permanent crops are damaged or diseased, or if the variety falls out of market favor, it requires multiple years and substantial capital to redevelop the farm, which could materially adversely affect our results of operations and ability to make distributions to our stockholders.

        As of the date of this prospectus, 6 of our 18 farms owned at that time, or approximately 28% of our tillable acres, are planted with a majority of mature permanent crops, and, in the future, we expect to add to our investments in farmland used for mature permanent crops. In addition, this number will increase as our development farms focused on permanent crops become productive. Permanent crops have plant structures (such as trees, vines or bushes) that produce yearly crops without being replanted. Permanent crops involve more risk than specialty/vegetable and commodity row crops because permanent crops require more time and capital to plant. As a result, permanent crops are more expensive to replace and more susceptible to disease and poor weather. If a farmer loses a permanent crop to drought, flooding, fire or disease, there would generally be significant time and capital needed to return the land to production because a tree or vine may take years to grow before bearing fruit.

        The trees or vines on permanent crop farmland have finite productive lifespans and, as such, require replanting either in scheduled portions over time or in full towards the end of the lifespan as productivity declines and the property is no longer commercially viable. Additionally, permanent crop farmland prevents the farmer from being able to rotate crop types to keep up with changing market conditions or changes to the weather or soil. If demand for one type of permanent crop decreases, the permanent crop farmer cannot easily convert the farmland to another type of crop because permanent crop farmland is dedicated to one crop during the lifespan of the trees or vines and therefore cannot easily be rotated to adapt to changing environmental or market conditions.

We currently lease many of our farms to family-owned farms and small and medium-sized independent farming operations, which may have limited financial and personnel resources and, therefore, may be less stable than larger companies or agribusinesses, which could impact our ability to generate rental revenue.

        We expect to lease many of our farms to family-owned farms and medium-sized farming operations, which will expose us to a number of unique risks related to these entities. For example, family-owned farms and medium-sized agricultural businesses are more likely than larger farming operations to have difficulty making lease payments when they experience adverse events. They also tend to experience significant fluctuations in their operating results and to be more vulnerable to competitors' actions and market conditions, as well as general economic downturns. In addition, our target tenants for our commodity row farms may face intense competition, including competition from companies with greater financial resources, which could lead to price pressure on crops that could lower our tenants' income, which in turn could impact our ability to generate rental revenue.

        Furthermore, the success of a family-owned farm or medium-sized business may also depend on the management talents and efforts of one or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our tenant and, in turn, on us.

Our shorter-term leases, which are less than three years in duration, make us more susceptible to decreases in prevailing market rental rates than would be the case if we entered into longer-term leases, which could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

        Currently, leases representing 29.7% of our 2014 contractual rent and 19.5% of 2015 contractual rent, which represents rent received for the six months ended June 30, 2015, are set to expire in 2015 and will need to be renewed for 2016, some of which are for mature permanent farms with longer-term leases. For our six non-development farms that are farmed for specialty/vegetable and commodity row crops, our leases have, and we expect to continue to primarily enter into leases having terms of one to three years. As a result, we will be required to frequently re-lease our farms upon the expiration of our leases, which will make us more susceptible to declines in market rental rates than we would be if we were to enter into longer-term leases. As a result, decreases in the prevailing market rental rates in the geographic areas in which we own farms could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

Our investments in mature permanent crop farms have long-term participating leases, which means that a portion of our cash flow attributable to participating rent is exposed to various risks, including risks related to declining crop prices, lower than average crop production due to alternate bearing crops, interest rate risk and the risk of being unable to take advantage of prevailing market rates, which could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

        As of the date of this prospectus, only one of our leases has an expiration date of more than four years. In the future, as we acquire more permanent crop farms or renew our current permanent crop property leases, we may enter into multi-year fixed or participating leases consistent with our past practice for mature permanent farms. Participating leases may continue to be either flexible or crop share leases, and the gross revenue participation may vary based on crop prices or crop yield. Such leases may also provide for annual rent escalations based on a fixed dollar amount or a percentage per acre. By entering into long-term leases with participating rent components, we are subject to various risks, including risks relating to declining crop prices, lower than average crop production due to alternate bearing crops and interest rate risk, each of which could reduce the amount of rent we receive under such leases. Additionally, our inability to increase our rental rates if prevailing land values or rental rates increase could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

Our investments in development farmland may have inherent risks, including those relating to the longer period between development and commercial productivity for our permanent crop development farms, the cost of development, profitability of newly-developed farms, higher ongoing costs and delayed development, all of which could adversely impact our results of operations and cash flow.

        Our development farms involve risks that are different and, in most cases, greater than, the risks associated with our acquisition of fully developed and commercially productive farms.

        In addition to the risks associated with real estate investments in general as described elsewhere, the risks associated with our development farms include, among other things:

  •
  significant time lag between commencement of development and commercial productivity for our permanent development farms subjects us to greater risks due to fluctuations in the general economy and adverse weather conditions;

  •
  expenditure of money and time on development that may not be completed;

  •
  inability to achieve rental rents per acre at a newly developed property to make the property profitable;

  •
  higher than estimated costs, including labor and planting, irrigation or other related costs;

  •
  possible delay in development because of a number of factors, including weather, labor disruptions, regulatory approvals, acts of terror or other acts of violence, or acts of God (such as fires, earthquakes or floods).

        Additionally, the time frame required for development and for the permanent development farms to become commercially productive means that we may not be able to lease the farms and in turn generate revenue with respect to such farms for several years. If any of the above events occur, the development of such farms may hinder our growth and have a material adverse effect on our results of operations and cash flow. In addition, new development farms, regardless of whether or not they are ultimately productive, typically require substantial time and attention from management.

Our business is dependent in part upon the profitability of our tenants' farming operations, and any downturn in the profitability of their farming operations could have a material adverse effect on the amount of rent we can collect and, consequently, our cash flow and ability to make distributions to our stockholders.

        We depend on our tenants to operate the farms we own in a manner that generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent and real estate taxes, maintain certain insurance coverage and maintain the farms generally. The ability of our tenants to fulfill their obligations under our leases depends, in part, upon the overall profitability of their farming operations, which could be adversely impacted by, among other things, adverse weather conditions, crop prices, global supply of arable farmland, crop disease, pests, contaminants, and unfavorable or uncertain political, economic, business or regulatory conditions. We do not typically receive financial statements from our tenants in the ordinary course of business. We will be particularly susceptible to any decline in the profitability of our tenants' farming operations in connection with our leases that do not require 100% of the annual rent to be paid in advance of each spring planting season or if we utilize percentage rent clauses, in each case, such as the leases for Kimberly Vineyard, Blue Heron Farms, Quail Run Vineyard, Golden Eagle, Falcon Farms, Kingfisher Ranch and the mature portion of Condor Ranch, pursuant to which a portion of the rent is a fixed base rent and the remaining amount of rent depends on crop yields and prices realized by our tenants. The portion of our revenue that we derive from flexible leases could be adversely affected by a general economic downturn. Also, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. As a result of such circumstances, our operating results and financial condition would be materially adversely affected. We can provide no assurances that, if a tenant defaults on its obligations to us under a lease, we will be able to lease or re-lease that property on economically favorable terms in a timely manner, or at all. In addition, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

        The rents we are able to negotiate for the farms we own will be based, in part, on each tenant's expectation of the land's future productivity. To the extent we lease to tenants whose operations become less profitable, prospective tenants may assume reduction in profitability is due, in part, to less productive land, which could make it more difficult to negotiate favorable rental rates for such farms. Our tenants' profitability could also be adversely affected by declines in market prices for permanent crops, specialty/vegetable row crops or commodity row crops grown on our farms.

        As a result, any downturn in the profitability of the farming operations of our tenants or a downturn in the agricultural industry as a whole could have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions to our stockholders.

We may be subject to risks associated with our tenants' financial condition and liquidity position.

        A majority of our leases do not require the full payment of rent in cash in advance of the planting season, which subjects us to credit risk exposure to our farm-operator tenants and the risks associated with farming operations, such as weather, commodity price fluctuations and other factors. We will also be exposed to these risks with respect to flexible leases for which a portion of the rent is based on a percentage of a tenant's farming revenues (such as our leases for Golden Eagle, Kimberly Vineyard, Blue Heron Farms, Falcon Farms, the mature portion of Condor Ranch and Quail Run Vineyard) and leases with terms greater than one year (which as of the date of this prospectus includes all of our leases except for Tillar Farm). We also may not become aware of a tenant's financial distress until the tenant fails to make payments to us when due, which may significantly reduce the amount of time we have to evict the tenant and re-lease the property to a new tenant before the start of the spring planting season, and in the event of a tenant bankruptcy we may not be able to terminate the lease. Further, we expect that many of our future tenants will be independent farming operations, about which there is generally little or no publicly available operating and financial information. As a result, we may not learn all of the material information we need to know regarding these businesses through our investigations, making it possible that we could lease farms to tenants that ultimately are unable to pay rent to us. We can provide no assurance that, in the event we terminate a lease in connection with a tenant bankruptcy, we will be able to lease or re-lease that property on economically favorable terms in a timely manner or at all, which could have a material adverse effect on our revenues and financial condition.

We may be unable to collect balances due on our leases from any tenants in bankruptcy, which could materially adversely affect our financial condition, results of operations and cash flow.

        We are subject to tenant credit risk. Our tenants, particularly those that may depend on debt and leverage, could be susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their financial obligations, including meeting their obligations to us under their leases. A tenant in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding and may reject the lease. If a bankrupt tenant rejects a lease with us, any claim we might have for breach of the lease, excluding a claim against collateral securing the lease, would be treated as a general unsecured claim. Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the remaining lease payments payable under the lease, but in no case more than three years of lease payments. In addition, a tenant may assert in a bankruptcy proceeding that its lease should be re-characterized as a financing agreement. If such a claim is successful, our rights and remedies as a lender, compared to a landlord, will generally be more limited. In the event of a tenant bankruptcy, we may also be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of our farms, avoid the imposition of liens on our farms or transition our farms to a new tenant. In the event of the tenant's breach of its obligations to us or its rejection of the lease in bankruptcy proceedings, we may be unable to locate a replacement tenant in a timely manner or on comparable or better terms. As a result, our financial condition, results of operations and ability to make distributions to our stockholders could be materially adversely affected if a tenant declares bankruptcy.

Our failure to identify and consummate acquisitions that meet our investment criteria would significantly impede our ability to achieve our business objectives, including growing our portfolio and diversifying by geography, crop type and tenant, which could materially adversely affect our results of operations and ability to make distributions to our stockholders.

        Our ability to expand through acquisitions is integral to our business strategy and requires that we identify and consummate suitable acquisition or investment opportunities that meet our investment criteria and are compatible with our growth strategy. While we continue to actively seek and evaluate farms for potential purchase, there is no guarantee that we will be able to continue to find and acquire such farms at attractive prices.

        Additionally, we compete for the acquisition of farmland and farms related to farming with many other entities engaged in agricultural and real estate investment activities, including individual and family operators of farming businesses, corporate agriculture companies, financial institutions, institutional pension funds, real estate companies, private equity funds and other private real estate investors. These competitors may prevent us from acquiring desirable farms or may cause an increase in the price we must pay for such farms. Our competitors may have greater resources than we do and may be willing to pay more for certain assets or may have a more compatible operating philosophy with our acquisition targets. In particular, larger institutions may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment farms may increase, resulting in increased demand and increased prices paid for these farms. New entrants are also a competitive threat. If we pay higher prices for farms, our profitability may decrease, and you may experience a lower return on your investment. Our failure to identify and consummate acquisitions that meet our investment criteria would significantly impede our ability to achieve our business objectives, including growing our portfolio and diversifying by geography, crop type and tenant, which could materially adversely affect our results of operations and ability to make distributions to our stockholders.

Some state laws prohibit or restrict the ownership of agricultural land by business entities, which could impede the growth of our portfolio and our ability to diversify geographically.

        Certain states, including Iowa, North Dakota, South Dakota, Minnesota, Oklahoma, Wisconsin, Missouri and Kansas, in which a substantial amount of farmland is located, have laws that prohibit or restrict to varying degrees the ownership of agricultural land by corporations or business entities like us. Additional states may, in the future, pass similar or more restrictive laws, and we may not be legally permitted, or it may become overly burdensome or expensive, to acquire farms in these states, which could impede the growth of our portfolio and our ability to diversify geographically in states that might otherwise offer compelling investment opportunities.

Failure to succeed in new markets could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

        Our portfolio is comprised of farms located in Alabama, Arkansas, California, Florida, Georgia and Illinois. If we acquire farms located in new markets, we may face risks associated with a lack of market knowledge or understanding of the local market, including the availability and identity of quality tenant farmers, forging new business relationships in the area and unfamiliarity with local government requirements and procedures. Furthermore, the negotiation of a potential expansion into new markets would divert management time and other resources. As a result, we may have difficulties executing our business strategy in these new markets, which could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

Our platform may not be as scalable as we anticipate, and we could face difficulties growing our business without significant new investment in personnel and infrastructure, which could disrupt our business and operations and impede the growth of our business.

        Our platform for operating our business may not be as scalable as we anticipate or able to support significant growth without substantial new investment in personnel and infrastructure. Prior to the Internalization, we did not have any employees and we will rely to a significant degree on the services provided pursuant to the Transitional Services Agreement that we will enter into with Optima for the first year following the Internalization as well as on the skills of our Agricultural Sub-Adviser in sourcing, managing and disposing of our investments. Accordingly, we will need to make significant new investments in personnel and infrastructure to support that transition as well as to support our growth. The Transitional Services Agreement is terminable by us on 30 days' notice or by Optima on 6 months' written notice, and will terminate 12 months after the Internalization, unless otherwise extended or renewed. If we are unable to make significant investments on a timely basis or at reasonable costs, if the Transitional Services Agreement is terminated or not renewed, or if we are unable to renew the agreement with our Agricultural Sub-Adviser, our business and operations could be materially adversely affected.

We depend upon our President and Chief Investment Officer and our Agricultural Sub-Adviser and its key personnel, and we may not be able to secure suitable replacements in the event that we fail to retain their services.

        Some of our senior executive officers have limited experience acquiring, owning and net leasing farmland. Accordingly, we rely on the skills of our Agricultural Sub-Adviser and its key personnel, as well as the experience of our President and Chief Investment Officer, in sourcing, managing and disposing of our investments. Our Agricultural Sub-Adviser's ability to successfully manage our investments depends on the experience, relationships and expertise of its key personnel. There can be no assurance that these individuals will remain in the employ of our Agricultural Sub-Adviser or otherwise continue to be able to carry on their current duties. Our Agricultural Sub-Adviser may not be able to successfully recruit additional personnel and any additional personnel that are recruited may not have the requisite skills, knowledge or experience necessary or desirable to enhance the incumbent management. The officers and employees of our Agricultural Sub-Adviser have substantial responsibilities outside the management of our investments. Our Agricultural Sub-Adviser sources farms for other clients, and we are subject to our Agricultural Sub-Adviser's allocation procedures and, therefore, we may not receive the opportunity to purchase all of the farms sourced by our Agricultural Sub-Adviser. The Amended and Restated Sub-Advisory Agreement expires four years after its commencement, which will be the consummation of this offering, and may be terminated by AFA or the Agricultural Sub-Adviser without cause as of December 31 of any calendar year, by providing notice to the other party on or before June 30 of such year. Accordingly, any loss of our President and Chief Investment Officer or our Agricultural Sub-Adviser and its key personnel could have a material adverse effect on our ability to implement our business strategy and achieve our investment objectives.

Our Amended and Restated Sub-Advisory Agreement and relationship with our Agricultural Sub-Adviser may create conflicts of interest or the perception of such conflicts.

        Our Agricultural Sub-Adviser will receive a quarterly management fee from us that is based on the appraised value of our portfolio, regardless of the revenues generated by our portfolio. For example, we will pay our Agricultural Sub-Adviser a management fee for a specific period even if we experienced a net loss during the same period. The management fee may not sufficiently incentivize our Agricultural Sub-Adviser to recommend properties and manage our properties in a manner that generates attractive risk-adjusted returns for us. This could hurt both our ability to make distributions to our stockholders and the market price of our common stock.

        In addition, we will pay our Agricultural Sub-Adviser fees upon the acquisition and disposition of properties. In evaluating properties, the opportunity to earn fees upon the acquisition and disposition of properties may lead our Agricultural Sub-Adviser to place undue emphasis on acquiring and disposing properties in order to generate additional fees, or it could give rise to such perception. To the extent our Agricultural Sub-Adviser engaged in such behaviors or was perceived to have engaged in such behaviors, it could negatively impact the market price of our common stock.

If our farms do not have access to adequate water supplies or proper drainage, it could harm our ability to lease the farms or to farm them on favorable terms or at all, which could have a material adverse impact on the value of our farms and our results of operations and our ability to make distributions to our stockholders.

        In order to lease farmland, there must be access to sufficient water as well as proper drainage to make the property suitable for farming. Additionally, the ability of our current tenants to make their rental payments is also dependent upon sufficient water access and supply and proper drainage. Although we believe the farms in our current portfolio have, and we expect to acquire farms with, sufficient water and access proper drainage, our analysis and surveys of the water availability and our properties may be incorrect, and water availability and rights may be affected by federal, state and local government regulations, policies and practices as well as private sector rights, actions and inactions. On farms that presently have access to sufficient water, future regulatory or government actions could restrict the ability to draw upon those water sources. Accordingly, there may be a need to drill additional wells in the future, and we would be required to obtain permits prior to drilling such wells, which are required by state and county regulations. Such permits may be difficult or costly to obtain, particularly in areas where there is a limited supply of water, such as the farming regions of California, and there can be no assurance that such additional wells would produce sufficient water supplies to support farming operations adequately. Similarly, our farms may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation, and in such case we could incur costs in order to retain this water and comply with such regulations. Currently, three of our California farms are located in state water districts and thus are more likely to be impacted by any such government-regulated restrictions. If we are unable to obtain or maintain sufficient water supplies for our farms or if they do not have proper drainage, or the costs incurred to obtain or maintain the water supplies cause the farming operation to be less profitable, our ability to lease our farms for farming on favorable terms or at all would be significantly impaired, which could have a material adverse impact on the value of our farms and our results of operations and ability to make distributions to our stockholders. See "Our Business and Properties—Water Access and Rights."

        Additionally, our current farms in the Midwest, including our Pleasant Plains, Macomb Farm and Kane County Farms properties, and any farms that we invest in in the future that depend upon rain water rather than local water access, our tenants on that property may be susceptible to extended droughts, and any failure on the part of such tenants to procure adequate crop insurance would impact the ability of such tenants to make rental payments, which would have a material adverse impact on our ability to generate returns on our farms.

Our farms may be subject to adverse weather conditions, seasonal variability or alternate bearing, crop disease and other contaminants, which may affect our tenants' ability to pay rent and thereby have a material adverse effect on our results of operations, financial condition and our ability to make distributions to stockholders.

        Our farms are vulnerable to adverse weather conditions, including drought, windstorms, tornados, floods and temperature extremes, which are quite common but difficult to predict. Unfavorable growing conditions can reduce both crop size and crop quality. Seasonal factors, including supply and consumer demand, may also have an effect on the crops grown by our tenants. In extreme cases, entire harvests may be lost in some geographic areas.

        A significant portion of the U.S. has experienced severe drought conditions over the past few years, most recently in California. While this current drought has affected a majority of California, and could have negative short-term impacts on U.S. agriculture generally, including less crop production, increased competition for farmland due to distressed sales and lower farm income, it has yet to significantly adversely impact our farms. However, if the drought were to increase in severity or to continue for a more extended period of time, it could have a materially adverse impact on our farming operations on our farms in that region or longer-term effects on the U.S. agricultural industry generally. In addition, farms located near rivers or other water sources may be more susceptible to floods and drainage problems in periods of sustained rains. Our farms may also be vulnerable to crop disease, pests and other contaminants. Damages to tenants' crops from drainage issues, crop disease or pests may vary in severity and effect, depending on the stage of production at the time of the drainage issue, infection or infestation, and, with respect to infestation or infection, the type of treatment applied and climatic conditions. The costs to control infestations vary depending on the severity of the damage and the extent of the plantings affected. These drainage issues or infestations can increase the costs and decrease the revenues of our tenants. Tenants may also incur losses from product recalls, fines or litigation due to other contaminants that may cause food borne illness. It is difficult to predict the occurrence or severity of such product recalls, fines or litigation as well as their impact upon our tenants.

        We utilize participating leases for all of our mature permanent crop farms pursuant to which the amount of the rent depends, to a certain extent, on crop yields and prices in regions where such arrangements are prevalent. Further, we invest in property used for permanent crops, which are more expensive to replace and more susceptible to disease and poor weather than specialty/vegetable and commodity row crops because permanent crops produce yearly crops without being replanted. If a farmer loses a permanent crop to drought, flooding, fire or disease, there would generally be significant time and capital needed to return the land to production because a tree or vine may take years to grow before bearing fruit. Permanent crop farmland also prevents the farmer from being able to rotate crop types to keep up with changes to the weather or soil. As a result, the risks associated with weather conditions, seasonal variability, crop disease and other contaminants are magnified in the case of permanent crops. Therefore, adverse weather conditions, seasonal variability, crop disease, pests and other contaminants could adversely affect our tenants' ability to continue to meet their obligations to us and our ability to lease or re-lease farms on favorable terms, or at all, which could have a material adverse effect on the value of our farms, our results of operations, financial condition and our ability to make distributions to our stockholders.

The seasonal variability of the crops grown on our farms that are subject to flexible leases or that may be subject to crop share leases in the future could have a material adverse effect on our revenues and ability to make distributions to our stockholders.

        We utilize participating leases for all of our mature permanent farms, pursuant to which the amount of rent depends, to a certain extent, on crop yields and prices and the timing of receipt of crop revenue by our tenants. A crop season is characterized by cultivation and the growing of the crop during the course of the year, with the resultant harvest generally occurring in the fall. Rent derived from flexible leases will generally be recorded in the fourth quarter of each calendar year in the case of citrus crop and the vineyards. However, in the case of tree nuts (almonds, walnuts, pistachios and pecans) and potentially in the case of certain other crops, our share of the crop revenue only generates income for us at the point in time our tenant is irrevocably entitled to receive a payment for the delivery of the crop. Our tenants receive the income from the sale of such crop generally when delivered by the packing house to the ultimate distributor. That process of selling tree nuts in different stages stretches over a period of months in the year following the harvest and the percentage of the crop sold in each quarter of the following year is not consistent from year to year. Accordingly, the seasonal variability of the crops grown on such farms can be expected to cause quarterly fluctuations in our revenues.

        Additionally, our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors in certain markets in which we operate. This seasonality can be expected to cause periodic fluctuations in productivity, which in turn could affect a tenant's ability to meet its obligations to us under its lease. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations, and we may have to enter into short-term borrowings in certain quarters in order to make distributions to our stockholders. As a result, volatility in our financial performance resulting from the seasonal variability of the crops grown on our farms that are subject to flexible leases could have a material adverse effect on our revenues and our ability to make distributions to our stockholders.

Future climate changes could materially adversely impact the value of our farms, our ability to lease our farms, our results of operations and our ability to make distributions to our stockholders.

        In addition to the general risks that adverse weather conditions pose for the tenants of our farms and their subsequent ability to comply with the terms of their leases, including their ability to make their rental payments, the value of our farms and the operations of our tenants may be subject to risks associated with long-term effects of climate change. Some climatologists have predicted that the impacts of climate change could include increases in average temperatures, more extreme temperatures, changes in rainfall patterns, severe droughts and increases in volatile weather over time. The effects of climate change may be more significant along coastlines, such as in California and Florida, where 13 of our 18 farms are currently located and where future farms we acquire may be located, due to rising sea levels resulting from melting of polar ice caps, which could result in increased risk of coastal erosion, flooding, degradation in the quality of groundwater aquifers and expanding agricultural weed and pest populations. Such effects of climate change could make our farms less suitable for farming or other alternative uses, which could materially adversely impact the value of our farms, our ability to lease our farms or otherwise generate revenues from our farms, our results of operations and our ability to make distributions to our stockholders.

Agricultural technology enhancements, including genetic engineering, could adversely impact our anticipated returns, which in turn could have a materially adverse effect on our results of operations and financial condition.

        Future advances in seed technology, genetic engineering, irrigation improvements and other agricultural technology enhancements may lead to higher crop production on existing farmland, which could put downward pressure on the demand for crops. As a result, we could experience a reduction in our anticipated returns, which are, in part, based on certain assumptions regarding increased global demand for permanent crops and commodity crops and declining availability of farmland, which in turn could have a materially adverse effect on our results of operations and financial condition.

The market prices of the crops that our tenants may produce on our farms have experienced volatility in the past and may experience volatility in the future, which may affect our tenants' ability to pay rent and, accordingly, may have a material adverse impact on our financial condition, results of operations and our ability to make distributions to our stockholders.

        Prices of crops are volatile and can fluctuate due to conditions that are difficult to predict, including global competition with respect to supply and resources, crop yields, technological developments, severe weather and crop disease in the major crop production regions worldwide, domestic and international demand for a given crop and for U.S. agricultural products generally, and changes in governmental policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs, any of which may result in either increases or decreases in the value of the crops that our tenants produce each year. For example, with respect to soybean crops for 2014, large crops are expected from the U.S. as well as from South America, including from Brazil and Argentina, which will drive an increase in supply and may result in pressure on pricing and exports. Other material factors contributing to fluctuations in crop prices are changes in global prosperity, fluctuations in foreign trade and export markets, and eruptions in military conflicts or civil unrest. Additionally, in periods of increased prices, global consumers may prefer low cost producers. Competition may also increase from alternative farming ventures, such as vertical farming (cultivation in skyscraper greenhouses or vertical structures) and hydroponic farming (cultivation in water with mineral supplements, without soil). Any of these factors could adversely affect our tenants' ability to meet their obligations to us and our ability to lease or re-lease farms on favorable terms, or at all, which could have a material adverse impact on the value of our farms, our financial condition, results of operations and our ability to make distributions to our stockholders.

Adverse changes in government policies related to farming, including decreases in farm subsidies, tax incentives or the percentage of ethanol that must be blended into fuel, could reduce prices of crops and the profitability of farming operations, which could materially adversely affect the value of our farms and our results of operations.

        There are a number of government programs that provide subsidies and tax and other incentives to farm operators. Some of these programs have been in operation since the 1930s and were intended to stabilize the income to farm operators and protect them from agricultural setbacks such as wind damage, floods, drought and crop disease. In addition, in recent years both the U.S. federal government and certain state governmental agencies have required that transportation fuel sold in the U.S. contain a minimum volume of renewable fuel, including ethanol. These renewable fuel requirements have caused ethanol demand to increase substantially, which in turn has had a positive impact on the price of corn and specialty/vegetable and commodity row crop farmland prices in general. The elimination or reduction of any of these subsidies or other incentives, the widespread use of other forms of renewable fuel or reduction in renewable fuel requirements in the future could reduce the prices of crops and the profitability of farming operations, which could materially adversely impact the value of our farms and our ability to lease them on favorable terms, or at all, which would have a material adverse effect on our results of operations.

Acquiring farmland and farms related to farming during periods when such farms are experiencing substantial inflows of capital and intense competition may result in inflated purchase prices and increase the likelihood that our farms will not appreciate in value and may, instead, decrease in value.

        The allocation of substantial amounts of capital for investment in farmland and farming related farms and significant competition for income-producing real estate may inflate the purchase prices for such assets. If we acquire farms in such an inflated environment, it is possible that the value of our assets may not appreciate and may, instead, decrease in value, perhaps significantly, below the amount we paid for such assets. In addition to macroeconomic and local economic factors, technical factors, such as a decrease in the amount of capital allocated to the purchase of farmland and farming related farms and the number of investors participating in the sector, could cause the value of our assets to decline.

If the U.S. Federal Reserve or other central banks embark on a substantial tightening of monetary policy in the future that causes real interest rates to rise, it may cause land prices to decline if the rise in real interest rates is not accompanied by rises in the general levels of inflation, and we would also experience higher costs of our financing. A stronger U.S. dollar could also negatively impact exports, which could negatively impact our financial results.

        A substantial tightening of monetary policy by the U.S. Federal Reserve or other central banks would increase credit costs (through the resulting increase in interest rates) and decrease credit availability. This could hurt farm operators because higher real interest rates make it more difficult for farm operators to qualify for loans and increase their borrowing costs. Higher interest rates also tend to decrease U.S. and world economic growth, thus decreasing the demand for agricultural crops. Moreover, a stronger U.S. dollar could affect the level of agricultural exports from the United States, potentially causing demand for exports to decline, which could negatively impact our financial results.

        All of these consequences could reduce farm income. If increases in real interest rates (which is defined as nominal interest rates minus the inflation rate) or changes in the value of the U.S. dollar are not accompanied by higher levels of farm income and rents, this could lead to declines in agricultural land values and a reduction in our profitability, either of which would have a material adverse effect on our business or results of operations, financial condition and ability to make distributions to our stockholders. Furthermore, increases in interest rates would also increase our costs of borrowing money, which would negatively impact our financial condition and ability to make distributions to our stockholders.

The employees who manage and operate our business and operations in most instances will dedicate a significant portion of their time to us and such portion of time may vary.

        Optima has employees at the executive management level (i.e., Messrs. Gimbel and Lewis and Ms. Sichel) as well as at the non-executive level for certain functions (i.e., analyst) who provide services to us to varying degrees, as needed. The employees of Optima who provided services to us prior to the Internalization will continue to provide services to us after the Internalization as outlined in the Transitional Services Agreement and/or the applicable Employment Agreement. See "Certain Relationships and Related Party Transactions—Transitional Services Agreement" and "Certain Relationships and Related Party Transactions—Employment Agreements." The amount of time these employees will dedicate to us will vary over time and may be hard to predict, as a result of which there could be disruptions to our business. While, Mr. Lewis, our Chief Financial Officer and Treasurer, is expected to dedicate a significant amount of his time to our business, he is expected to also dedicate time to Optima. Accordingly, we intend to hire additional dedicated senior-level financial/accounting personnel to support our internal accounting function following the consummation of this offering. However, we cannot assure you that we will be able to hire qualified candidates in a timely manner or that the candidates we hire will be successful.

The Internalization will expose us to new and additional responsibilities, costs and risks and we may not manage the Internalization effectively.

        We expect that the Internalization will be completed simultaneously with, and conditioned upon, the completion of this offering. The Internalization could be a time consuming and costly process and we will be exposed to new and additional responsibilities, costs and risks. For example, once we are self-managed, our expenses will include the compensation and benefits of our officers and other personnel and consultants, as well as overhead costs previously paid by AFA and its affiliates. Furthermore, our officers and other personnel will provide us services that were previously provided by AFA and its affiliates. We can provide no assurance that we will be able to continue to provide those services at the same level or for the same costs as provided by AFA and its affiliates, and there may be unforeseen costs, expenses and difficulties associated with continuing to provide those services on a self-managed basis. We will also be subject to potential liabilities that are commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Further, we will bear the costs of the establishment and maintenance of health, retirement and similar benefit plans of our employees. Accordingly, the Internalization could materially adversely affect our financial condition and operating results.

        In connection with the Internalization, we will enter into the Transitional Services Agreement with our operating partnership and Optima, pursuant to which Optima will agree to, among other things, provide us with access to certain infrastructure and supporting services, information technology systems and financial reporting infrastructure, including relevant employees. Until we establish a more substantial independent employee base, infrastructure and internal capabilities, we will rely significantly on Optima's infrastructure and supporting services to operate our business successfully. If Optima does not perform its obligations under the Transitional Services Agreement, if the Transitional Services Agreement is terminated by either party, if we do not build a sufficient management structure and cannot renew the Transitional Services Agreement, or if we fail to plan and manage the Internalization efficiently and effectively, we may be unable to manage our assets, farms or personnel, or timely report our financial results and our business will be materially adversely affected.

We have limited operating history as a REIT and no operating history as a publicly traded company, and we cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company.

        We have limited operating history as a REIT and no operating history as a publicly traded company. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet the disclosure requirements of the SEC. We are required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT, satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with the listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources, any of which could materially adversely impact our business, results of operations and financial condition. See "—Risks Related to Our Status as a REIT—Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock."

We depend on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, acquire additional farms, meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

        In order to qualify and maintain our qualification as a REIT, we generally are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including acquisition opportunities and principal and interest payments on any outstanding debt, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms, in the time period we desire or at all. Any debt we incur will increase our leverage, expose us to the risk of default and may impose operating restrictions on us, and any additional equity we raise (including the issuance of Common Units) could be dilutive to existing stockholders. Our access to third-party sources of capital depends, in part, on:

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  general market conditions;

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  the market's view of the quality of our assets;

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  the market's perception of our growth potential;

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  our debt levels;

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  our current and expected future earnings;

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  our cash flow and cash distributions; and

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  the market price per share of our common stock.

        In addition, our revolving credit facilities contain certain customary restrictions, requirements and other limitations on our ability to incur indebtedness. Accordingly, we may be unable to obtain the third-party financing that we believe to be optimal, which may cause us to have less cash for distributions to stockholders. Our use of external sources of financing could also make us more vulnerable to a downturn in our business or the economy generally and a significant increase in the ratio of our indebtedness to our assets may have an adverse effect on the market price of our common stock.

Debt, and the use of debt to finance future acquisitions or for other purposes, could restrict our operations, inhibit our ability to grow our business and revenues, and negatively affect our business and financial results.

        As of the date of this prospectus, we had approximately $52.2 million of outstanding indebtedness, with $22.8 million in available credit remaining, and have executed a term sheet providing for up to an additional $15 million in revolving credit facilities. In addition, we intend to incur additional debt in connection with future acquisitions or for other purposes. If necessary, we also may borrow funds to make distributions to our stockholders in order to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes. To the extent that we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance the debt through debt or equity financings, which may not be available on acceptable terms or at all and which could be dilutive to our stockholders. If we are unable to refinance our debt on acceptable terms or at all, we may be forced to dispose of farms at inopportune times or on disadvantageous terms, which could result in losses. To the extent we cannot meet our future debt service obligations, we will risk losing to foreclosure some or all of our farms that may be pledged to secure our obligations. An increase in our degree of leverage also could make us more vulnerable to a downturn in business or the economy generally.

Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations.

        We may experience interest rate volatility in connection with variable-rate debt that we may owe or may make, from time to time. The interest rates on our revolving credit facilities are variable. Although we have not entered into any derivative contracts to attempt to manage our exposure to interest rate fluctuations, we may, in a manner consistent with our qualification as a REIT, seek to mitigate our exposure to changing interest rates by using interest rate hedging arrangements such as interest rate swaps and caps in the future. These derivative instruments involve cost and risk and may not be effective in reducing our exposure to interest rate changes. Risks inherent in derivative instruments include the risk that counterparties to derivative contracts may be unable to perform their obligations, the risk that interest rates move in a direction contrary to, or move slower than the period contemplated by, the direction or time period that the derivative instrument is designed to cover, and the risk that the terms of such instrument will not be legally enforceable. While we intend to design our hedging strategies to protect against adverse movements in interest rates, derivative instruments that we are likely to use may also involve immediate costs, which could reduce our ability to make distributions to our stockholders. Likewise, ineffective hedges, as well as the occurrence of any of the risks inherent in derivatives, could materially adversely affect our results of operations or reduce your overall investment returns. We will review each of our derivative contracts and will periodically evaluate their effectiveness against their stated purposes.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

        The REIT provisions of the Code limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into either to manage risk of interest rate changes with respect to borrowings incurred or to be incurred to acquire or carry real estate assets, or to manage the risk of currency fluctuations with respect to any item of income or gain (or any property which generates such income or gain) that constitutes "qualifying income" for purposes of the 75% or 95% gross income tests applicable to REITs, does not constitute "gross income" for purposes of the 75% or 95% gross income tests, provided that we properly identify the hedging transaction pursuant to the applicable sections of the Code and Treasury Regulations. To the extent that we enter into other types of hedging transactions, or fail to make the proper tax identifications, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a TRS. The use of a TRS could increase the cost of our hedging activities (because our TRS would be subject to tax on income or gain resulting from hedges entered into by it) or expose us to greater risks than we would otherwise want to bear. In addition, net losses in any TRS of ours will generally not provide any tax benefit except for being carried forward for use against future taxable income in the TRS.

We may be subject to litigation or threatened litigation, which may divert management time and attention, require us to pay damages and expenses or restrict the operation of our business.

        We may be subject to litigation or threatened litigation, including claims relating to the actions of our tenants and otherwise in the ordinary course of business. In particular, we are subject to the risk of complaints by our tenants involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights or uses of our farms. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Additionally, as a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition has become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management's ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant, or involve our agreement with terms that restrict the operation of our business. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of those claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could materially adversely impact our earnings and cash flows, thereby having a material adverse effect on our financial condition, results of operations, cash flows and our ability to make distributions to our stockholders. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage and could expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors, which could materially adversely impact our results of operations, cash flows and our ability to make distributions on, and the value of, our common stock.

Liability for uninsured or underinsured losses could adversely affect our financial condition and revenues.

        Our farms may be damaged by adverse weather conditions and natural disasters, such as earthquakes, floods and tornados. Our insurance may not be adequate to cover all damages or losses from these events, or we may view it as not economically prudent to purchase insurance for certain types of losses. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our capital investment in the affected property, as well as anticipated future revenues from such property and, in the case of debt which is recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the property. If an insured liability to a third party were to occur, we could incur the cost of defense and settlement with, or court ordered damages to, that third party. In addition, inflation, changes in building or zoning codes and ordinances, environmental considerations and other factors may also make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds received by us might not be adequate to restore its economic position with respect to the affected property. Further, if any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss, which could have a material adverse effect on our cash flow.

        In addition, although it is expected that most of our leases will provide for at least a minimum fixed rental payment, we have structured many leases to provide for some or all of the rent to be "percentage rent," determined as a percentage of the revenue from crops grown on land owned by us. There currently is no commercially reasonable insurance available that provides coverage for 100% of the lost revenue resulting from damage to crops grown on land owned by us. Our revenues could be materially adversely affected if damage to crops on land that are subject to leases with percentage rent provisions results in the revenue from such crops grown on such land to being diminished or lost.

Potential liability for environmental matters could adversely affect our financial condition.

        We are subject to the risk of liabilities under federal, state and local environmental laws applicable to agricultural farms, including those related to wetlands, groundwater and water runoff. Some of these laws could subject us to:

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  responsibility and liability for the cost of removal or remediation of hazardous substances released on our farms, which may include herbicides and pesticides, generally without regard to our knowledge of or responsibility for the presence of the contaminants;

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  liability for the costs of investigation, removal or remediation of hazardous substances or chemical releases at disposal facilities for persons who arrange for the disposal or treatment of these substances; and

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  potential liability for claims by third parties for damages resulting from environmental contaminants.

        Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our farms, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Additionally, we could become subject to new, stricter environmental regulations, which could diminish the utility of our farms and have a material adverse impact on our results of operations.

The presence of endangered or threatened species on or near our acquired farms could restrict the activities of our tenants, which could in turn have a material adverse effect on the value of our farms and our results of operations.

        Federal, state and local laws and regulations intended to protect threatened or endangered species could restrict certain activities on our farms. The size of any area subject to restriction would vary depending on the protected species at issue, the time of year and other factors, and there can be no assurance that such federal, state and local laws will not become more restrictive over time. If portions of our farms are deemed to be part of or bordering habitats for such endangered or threatened species that could be disturbed by the agricultural activities of our tenants, it could impair the ability of the land to be used for farming, which in turn could have a material adverse impact on the value of our assets and our results of operations.

We may be required to permit the owners of the mineral rights on our farms to enter and occupy parts of the farms for the purposes of drilling and operating oil or gas wells, which could materially adversely impact the rental value of our farms.

        Although we own the surface rights to our farms and expect to own the surface rights to farms that we acquire, other persons may own the rights to any minerals, such as oil and natural gas that may be located under the surfaces of these farms. Currently there is no mineral development on any of our farms, but we can provide no assurances that third parties will not assert claims for mineral rights on our farms or that farms that we acquire in the future will not be subject to third-party mineral rights. To the extent that third parties have mineral rights on farms that we currently own or acquire in the future, we expect that we would be required to permit third parties to enter such farms for the purpose of drilling and operating oil or gas wells on the premises. We will also be required to set aside a reasonable portion of the surface area of our farms to accommodate these oil and gas operations. The devotion of a portion of our farms to these oil and gas operations would reduce the amount of the surface available for farming or farm-related uses. Such activities might also disrupt the productivity of the farmland or property related to farming or increase the risk of environmental liabilities, any of which could materially adversely impact the rents that we receive from leasing these farms.

If our tenants fail to comply with applicable labor regulations, it could have an adverse effect on our tenants' ability to make rental payments to us and, in turn, our ability to make distributions to our stockholders.

        State, county and federal governments have implemented a number of regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide for minimum wages and minimum and maximum work hours, as well as to restrict the hiring of illegal immigrants. If one of our tenants is accused of violating, or found to have violated such regulations, it could have a material adverse effect on the tenant's results of operations, which could materially adversely affect its ability to make its rental payments to us and, in turn, our ability to make distributions to our stockholders.

New legislation or regulations affecting the U.S. agricultural sector, particularly with respect to water use in California, could materially adversely affect the value of our farms and results of operations.

        If Congress implements new legislation or regulations affecting the U.S. agricultural sector, these changes could materially adversely affect the value of our farms and results of operations by requiring the reformulation of our business to meet new standards, including environmental standards. In the first quarter of 2014, The Agricultural Act of 2014, or the Act, was signed into U.S. law. It enacts a series of changes with respect to farmland, including, but not limited to, repealing direct payments and enhancing crop insurance. Given its recent passage, we cannot determine what prospective effect, if any, the Act will on U.S. farmland generally, and our business specifically. In addition, in 2014, California passed the Sustainable Groundwater Management Act of 2014 ("SGMA") which, among other objectives, seeks to achieve a sustainable balance in identified aquifers throughout California. The SGMA authorizes local and regional agencies to form groundwater sustainability agencies that will prepare and submit a groundwater sustainability plan ("GSP") to the California Department of Water Resources by either 2020 or 2022 (depending upon priority rating of the basin), with the intention of achieving groundwater sustainability within 20 years. The implementation of the GSPs, while not yet defined, may have an impact on the water availability for our farms and therefore impact crop production, which may adversely affect our revenues or land valuations; however, the details of such water management decisions will take time to finalize and implementation will vary by water district. Moreover, legislation or regulation implemented in the U.S. or elsewhere in the world relating to genetically modified crops could negatively impact the price of impacted crops, which could impact the lease rates we can charge for our farms, thereby hurting our financial performance.

Risks Related to Our Organizational Structure

Our charter contains certain restrictions on ownership and transfer of our stock that may delay, defer or prevent a change of control or other transaction that might involve a premium price for our shares of common stock or that our stockholders otherwise believe to be in their best interests.

        In order to qualify as a REIT, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of any taxable year (beginning with our second taxable year as a REIT). In order to help us qualify as a REIT, our charter generally prohibits any person or entity from beneficially owning (i) more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock or (ii) more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case, excluding any shares of our stock not treated as outstanding for U.S. federal income tax purposes. We refer to these restrictions as the "ownership limits." These ownership limits may prevent or delay a change in control and, as a result, could adversely affect our stockholders' ability to realize a premium for their shares of our common stock. Our Board of Directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. See "Description of Our Capital Stock—Restrictions on Ownership and Transfer." This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may:

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  discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; and

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  result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares.

We could increase the number of authorized shares of our stock, issue additional shares of our stock and classify and reclassify unissued stock without stockholder approval, which may delay, defer or prevent a change of control or other transaction that might involve a premium price for our shares of common stock or that our stockholders otherwise believe to be in their best interests.

        Our charter authorizes our Board of Directors to, without stockholder approval, amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional shares of our common or preferred stock and to classify or reclassify unissued shares of our common or preferred stock and to thereafter authorize us to issue such classified or reclassified shares of stock. See "Description of Our Capital Stock—Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Common and Preferred Stock." We believe these charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our shares of common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares of common stock or that our stockholders otherwise believe to be in their best interests.

        Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares including the Maryland business combination and control share provisions. See "Certain Provisions of Maryland Law and Our Charter and Bylaws."

        As permitted by the MGCL, our Board of Directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL, provided that the business combination is first approved by our Board of Directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our Board of Directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

        Title 3, Subtitle 8 of the MGCL permits our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses, including adopting a classified board or increasing the vote required to remove a director. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price. Our charter contains a provision whereby we elect to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our Board of Directors. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws."

        Our charter, our bylaws and Maryland law also contain other provisions, including the provisions of our charter on removal of directors and the advance notice provisions of our bylaws, that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

        Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Certain provisions in the amended partnership agreement may delay or prevent unsolicited acquisitions of us.

        Provisions in the amended partnership agreement may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others:

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  redemption rights;

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  a requirement that the general partner may not be removed as the general partner of our operating partnership without our consent;

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  transfer restrictions on Common Units;

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  our ability, as general partner, in some cases, to amend the amended partnership agreement and to cause our operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and

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  the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

        Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our senior management and may prevent a change in control of our company that is in the best interests of our stockholders. Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of all the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our senior management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Our Board of Directors may change our strategies, policies and procedures without stockholder approval.

        Our policies, including any policies with respect to investments, financing, leverage, growth, debt, capitalization and distributions, are determined exclusively by our Board of Directors or those committees of officers to whom our Board of Directors may delegate such authority. Our Board of Directors or the committees or officers to which such decisions are delegated have the ability to amend or revise these and our other policies at any time, without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our leverage and/or our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could materially adversely affect our financial condition, results of operations and cash flow.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

        Maryland law provides that a director or officer has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Upon completion of this offering, as permitted by Maryland law, our charter will limit the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted by Maryland law. Under current Maryland law and our charter, our directors and officers will not have any liability to us or our stockholders for money damages, except for liability resulting from:

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  actual receipt of an improper benefit or profit in money, property or services; or

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  a final judgment based on a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

        In addition, our charter and bylaws will authorize us, and our bylaws will require us, to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We also have entered into indemnification agreements with our officers and directors granting them express indemnification rights. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited with respect to directors and may be limited with respect to officers.

We rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

        All of our farms are owned by, and we conduct substantially all of our operations through, our operating partnership and our other subsidiaries. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we rely on cash distributions and other payments from our operating partnership and our other subsidiaries to pay any dividends we might declare on shares of our common stock. We also rely on distributions from our operating partnership and other subsidiaries to meet our other financial obligations, including any tax liability on taxable income allocated to us from our operating partnership or other subsidiaries. As an equity investor in our operating partnership and other subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of such subsidiaries' debt or other obligations that are senior to our claims. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership's and its subsidiaries' liabilities and obligations have been paid in full.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of Common Units, which may impede business decisions that could benefit our stockholders.

        Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any of its partners, on the other. Our directors and officers have duties to us under Maryland law in connection with their management of us. At the same time, we will have duties and obligations to our operating partnership and its limited partners under Delaware law as modified by the amended partnership agreement of our operating partnership in connection with the management of our operating partnership as the sole general partner. The limited partners of our operating partnership expressly will acknowledge that the general partner of our operating partnership will be acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. When deciding whether to cause our operating partnership to take or decline to take any actions, the general partner will be under no obligation to give priority to the separate interests of (i) the limited partners of our operating partnership (including, without limitation, the tax interests of our limited partners, except as provided in a separate written agreement) or (ii) our stockholders. Nevertheless, the duties and obligations of the general partner of our operating partnership may come into conflict with the duties of our directors and officers to us and our stockholders.

Our operating partnership may issue additional Common Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and could have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

        After giving effect to this offering and the issuance of shares as part of the Internalization, we will own approximately         % of the outstanding Common Units in our operating partnership (on a fully diluted basis). We may, in connection with our acquisition of farms, as compensation or otherwise, issue additional Common Units. Such issuances would reduce our ownership percentage in our operating partnership and could affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own Common Units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Related to Our Status as a REIT

Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock.

        We elected to be treated as a REIT commencing with our taxable year ended December 31, 2012. The Code generally requires that a REIT distribute at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) to stockholders annually, and a REIT must pay tax at regular corporate rates to the extent that it distributes less than 100% of its taxable income (including capital gains) in a given year. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. To avoid entity-level U.S. federal income and excise taxes on retained income, we anticipate distributing at least 100% of our taxable income.

        We believe that we have been and are organized, and have operated and will operate, in a manner that will allow us to qualify as a REIT commencing with our taxable year ended December 31, 2012. However, we cannot assure you that we have been and are organized and have operated or will operate as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there is only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. We have not requested and do not intend to request a ruling from the U.S. Internal Revenue Service, or the IRS, that we qualify as a REIT. The complexity of these provisions and of the applicable Treasury Regulations is greater in the case of a REIT that, like us, was a C corporation before electing to be taxable as a REIT, holds its assets through one or more partnerships and cannot operate its properties (which must be leased to unrelated tenants). Moreover, in order to qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock, the absence of retained earnings from non-REIT periods and the amount of our distributions. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination. Our compliance with the REIT gross income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our gross income and assets on an ongoing basis. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for U.S. federal income tax purposes or the U.S. federal income tax consequences of such qualification. Accordingly, it is possible that we may not meet the requirements for qualification as a REIT.

        If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income. If we were not entitled to relief under the relevant statutory provisions, we would also be disqualified from treatment as a REIT for the four subsequent taxable years. If we fail to qualify as a REIT, we would be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. As a result, the amount available for distribution to holders of our common stock would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and adversely affect the value of our common stock.

The opinion of our tax counsel regarding our status as a REIT does not guarantee our ability to qualify as a REIT.

        Our tax counsel, Goodwin Procter LLP, will render an opinion to us to the effect that (i) commencing with our taxable year ended December 31, 2012 we have been organized in conformity with the requirements for qualification and taxation as a REIT and (ii) our prior and proposed organization, ownership and method of operation as represented by management have enabled and will enable us to satisfy the requirements for qualification and taxation as a REIT for subsequent taxable years. This opinion will be based on representations made by us as to certain factual matters relating to our prior and intended and expected organization, our past and contemplated future ownership, the valuation of our shares and our prior and intended or expected manner of operation. Goodwin Procter LLP has not verified and will not verify those representations, and their opinion will assume that such representations and covenants are accurate and complete, that we have operated and will continue to operate in accordance with such representations and covenants and that we will take no action inconsistent with our status as a REIT. In addition, this opinion will be based on the law existing and in effect as of its date and will not cover subsequent periods. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of share ownership, the various qualification tests imposed under the Code discussed below. Goodwin Procter LLP has not reviewed and will not review our compliance with these tests on a continuing basis. Accordingly, the opinion of our tax counsel does not guarantee our ability to qualify as or remain a REIT, and no assurance can be given that we will satisfy such tests for our taxable year ending December 31, 2012 or for any subsequent period. Also, the opinion of Goodwin Procter LLP is not binding on the IRS or any court and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

We may owe certain taxes notwithstanding our qualification as a REIT.

        Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property, on taxable income that we do not distribute to our stockholders, on net income from certain "prohibited transactions" and on income from certain activities conducted as a result of foreclosure. We may, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. In addition, we may engage in certain activities through one or more TRSs, and the income of those subsidiaries will be subject to U.S. federal income tax at regular corporate rates. Furthermore, to the extent that we conduct operations outside of the United States, our operations would subject us to applicable foreign taxes, regardless of our status as a REIT for U.S. federal income tax purposes.

        In the case of assets we owned as of January 1, 2012, the start of our first REIT taxable year, we also will be subject to U.S. federal income tax, sometimes called the "sting tax," at the highest regular corporate tax rate, which is currently 35%, on all or a portion of the gain recognized from a taxable disposition of any such assets occurring within the 10-year period following that date, to the extent of the asset's built-in gain based on the fair market value of the asset as of that date in excess of our then tax basis in the asset. Gain from a sale of such an asset occurring after the 10-year period ends will not be subject to this sting tax. We are under no obligations to retain these assets to avoid this tax. We estimate the maximum amount of built-in gain potentially subject to the sting tax is approximately $7,077,000, which corresponds to a maximum potential tax of approximately $2,477,000 (based on current tax rates and the valuation of the properties based on the estimated price per share of this offering or negotiated prices).

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

        We believe our operating partnership has qualified and will continue to qualify as a partnership for U.S. federal income tax purposes. Assuming that it qualifies as a partnership for U.S. federal income tax purposes, our operating partnership generally will not be subject to U.S. federal income tax on its income. Instead, its partners, including us, generally are required to pay tax on their respective allocable share of our operating partnership's income. No assurance can be provided, however, that the IRS will not challenge our operating partnership's status as a partnership for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, therefore, cease to qualify as a REIT, and our operating partnership would become subject to U.S. federal, state and local income tax. The payment by our operating partnership of income tax would reduce significantly the amount of cash available to our partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including us.

There are uncertainties relating to our distribution of non-REIT earnings and profits.

        To qualify as a REIT, we must not have any non-REIT accumulated earnings and profits, as measured for U.S. federal income tax purposes, at the end of any REIT taxable year. Thus, we had to distribute any such non-REIT accumulated earnings and profits that we had when we elected to be taxable as a REIT prior to the end of our first REIT taxable year ended December 31, 2012. We believe we made sufficient distributions in 2012 and had no accumulated earnings and profits in our prior years so that we did not have any undistributed non-REIT earnings and profits at the end of 2012. However, the determination of the amounts of any such non-REIT earnings and profits is a complex factual and legal determination. If it is subsequently determined that we had undistributed non-REIT earnings and profits as of the end of our first taxable year as a REIT or at the end of any subsequent taxable year, we could fail to qualify as a REIT.

Dividends payable by REITs generally do not qualify for reduced tax rates.

        The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income when paid to such stockholders. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder's investment in shares of our common stock and may trigger taxable gain.

        A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder's adjusted tax basis in the holder's shares, and to the extent that it exceeds the holder's adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See "Material U.S. Federal Income Tax Considerations."

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or liquidate certain of our investments.

        To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our stockholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance.

        As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

        If we are found to have held, acquired or developed inventory or property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% tax on net income from "prohibited transactions" under U.S. federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions for properties that have been held by us for at least two years and satisfy certain additional requirements (or the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax).

        The term "prohibited transactions" generally includes a sale or other disposition of property (other than foreclosure property) that is (i) of a kind that is properly included in inventory if on hand at the close of the taxable year or (ii) held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical.

        We intend to conduct our operations so that no farm (or other interests in real property) that we own outside of a TRS will be treated as, or as having been, held for sale to customers in the ordinary course of our business. We intend to hold our farms for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, leasing and developing farms and to make sales of farms (or other interests in real property) that are consistent with our investment objectives; however, no assurance can be given that any particular farm or other interest in real property in which we hold a direct or indirect interest will not be treated as property held for sale to or that the safe-harbor provisions will apply.

        Additionally, the potential application of the prohibited transactions tax could cause us to forego potential dispositions of our farms or interests therein or to forego other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

        We have acquired and expect to continue to acquire from time to time crops that we believe are treated as inventory, including (i) crops received as in-kind payments of rent and/or (ii) with respect to certain of our farms under development, crops we harvest during the development phase prior to leasing the farm. In past years, we have not sold any such crops through a TRS, and going forward it may not be feasible (or desirable) to earn the revenue from such sales through a TRS for tax purposes. Any gain from a sale of inventory in excess of directly connected deductions (and without any offset for any losses from other inventory sales) is subject to the 100% prohibited transaction tax. We have incurred prohibited transaction tax in the past, and we may incur such tax in future periods. Moreover, current law provides little guidance as to the deductions that are allowed to offset the gain subject to 100% tax, and thus the IRS might disagree with our calculations of the amount of gain subject to 100% tax.

REIT distribution requirements could adversely affect our liquidity and adversely affect our ability to execute our business plan.

        In order to maintain our qualification as a REIT and to meet the REIT distribution requirements, we may need to modify our business plans. Our cash flow from operations may be insufficient to fund required distributions, for example, as a result of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of "taxable stock dividends" or (v) use cash reserves, in order to comply with the REIT distribution requirements. As a result, compliance with the REIT distribution requirements could adversely affect the market value of our common stock. The inability of our cash flow to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities. In addition, if we are compelled to liquidate our assets to repay obligations to our lenders or make distributions to our stockholders, we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as property held primarily for sale to customers in the ordinary course of business, and, in the case of properties held at the end of 2011 (or subsequently acquired in tax deferred transactions from regular C corporations), we may be subject to an entity-level sting tax. See "Material U.S. Federal Income Tax Considerations—Classification and Taxation of American Farmland Company as a REIT."

The ability of our Board of Directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

        Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may have adverse consequences on our total return to our stockholders.

Our ability to provide certain services to our tenants may be limited by the REIT rules or may have to be provided through a TRS.

        As a REIT, we generally cannot provide services to our tenants other than those that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If we forego providing such services to our tenants, we may be at disadvantage to competitors who are not subject to the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

        A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT's assets may consist of securities of one or more TRSs. In addition, rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are treated as not being conducted on an arm's-length basis.

        We intend to jointly elect with AFTRS for it to be treated as a TRS under the Code for U.S. federal income tax purposes. We also currently intend to make a TRS election for our wholly-owned subsidiary to which we assigned our rights to acquire a solar farm owned by the lessee of Kingfisher Ranch. AFTRS, the Kingfisher TRS and any other TRSs that we form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification. Although we will monitor the aggregate value of the securities of such TRSs and intend to conduct our affairs so that such securities will represent less than 25% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status.

        The IRS may take the position that transactions in which we acquire a property and lease it back to the seller do not qualify as leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the asset or income tests required for REIT qualification and consequently could lose our REIT status. Alternatively, the amount of our REIT taxable income could be recalculated, which could cause us to fail the distribution test for REIT qualification. See "Material U.S. Federal Income Tax Considerations—Classification and Taxation of American Farmland Company as a REIT—Sale-Leaseback Transactions."

Possible legislative, regulatory or other actions could adversely affect our stockholders and us.

        The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders or us. In recent years, many such changes have been made and changes are likely to continue to occur in the future. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our stockholders', tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income and/or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of our dividend payments.

        Stockholders are urged to consult with their own tax advisors with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares. In 2014, certain members of Congress circulated a draft of proposed legislative changes to the REIT rules that, if ultimately adopted, could adversely affect our REIT status, including redefining "real property" for REIT purposes to exclude trees and vines and reducing the maximum amount of our gross asset value in TRSs from 25% to 20%. If any of these proposals or legislation containing similar provisions were to become law, it could severely impact our ability to qualify to be taxed as a REIT and/or subject us to significant amount of U.S. federal income tax at the corporate level. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock.

Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

        Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. In particular, our portfolio of properties may be reassessed as a result of this offering. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past and such increases may not be covered by tenants pursuant to our lease agreements. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Risks Related to this Offering and the Market for Our Common Stock

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop or be sustained following this offering.

        Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. The initial public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See "Underwriting." The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The market price and trading volume of our common stock may be volatile following this offering.

        Even if an active trading market develops for our common stock after this offering, the per share trading price of our common stock may be highly volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the initial public offering price.

        Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

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  actual or anticipated variations in our quarterly results of operations or dividends;

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  changes in our funds from operations or earnings estimates;

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  changes in government regulations or policies affecting our business or the farming business;

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  publication of research reports about us or the real estate or farming industries;

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  sustained decreases in agricultural commodity and crop prices;

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  increases in market interest rates that lead purchasers of our common stock to demand a higher yield;

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  changes in market valuations of similar companies;

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  adverse market reaction to any additional debt we incur in the future;

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  additions or departures of key management personnel;

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  the process surrounding and impact of the Internalization;

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  actions by institutional stockholders;

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  speculation in the press or investment community;

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  the realization of any of the other risk factors presented in this prospectus;

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  the extent of investor interest in our securities;

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  the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

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  our underlying asset value;

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  investor confidence in the stock and bond markets generally;

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  changes in tax laws;

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  future equity issuances;

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  failure to meet earnings estimates;

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  failure to meet and maintain REIT qualifications and requirements; and

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  general market and economic conditions.

        In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and per share trading price of our common stock.

We do not have any specific farms under contract or other legally binding obligation, or that could be considered probable acquisitions, that we will acquire with the net proceeds from this offering and, therefore, you will not have the opportunity to evaluate any acquisitions funded with the net proceeds from this offering before we make them.

        We have not yet entered into any legally binding agreements to acquire any specific farmland properties in the future, and we will not provide you with information to evaluate our investments prior to our acquisition of additional farms, other than through our disclosures required by the rules of the SEC. For a discussion of our business and growth strategies, see "Our Business and Properties—Our Business and Growth Strategies" and "Our Business and Properties—Investment Focus," and for a discussion of certain potential acquisitions that we are currently evaluating, see "Our Business and Properties—Cropland Acquisitions under Evaluation." We have not entered into binding commitments with respect to any of the potential acquisition opportunities described in this prospectus and there can be no assurance that we will complete any of them on favorable terms, or at all. See "—Risks Related to Our Business and Farms—Our failure to identify and consummate acquisitions that meet our investment criteria would significantly impede our ability to achieve our business objectives, including growing our portfolio and diversifying by geography, crop type and tenant, which could materially adversely affect our results of operations and ability to make distributions to our stockholders.

        Although we intend to use the net proceeds from this offering (exclusive of the portion used to repay outstanding indebtedness) to acquire farms, we cannot assure you that we will be able to do so. Our failure to apply the net proceeds from this offering effectively or find suitable assets to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

        Pending application of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. We expect that these initial investments will provide a lower net return than we expect to receive from the investments described above. We may not be successful in completing any investments we identify and the farms we acquire may not produce our anticipated, or any, positive returns.

Our cash available for distribution to stockholders may not be sufficient to make distributions, and we may need to borrow in order to make such distributions or may not be able to make such distributions at all.

        In order to remain competitive with alternative investments, our distribution rate may exceed our cash available for distribution, including cash generated from operations. In the event this happens, we intend to fund the difference out of any excess cash on hand, from borrowings or from the net proceeds from this offering. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and ability to make distributions from what they otherwise would have been. If we do not have sufficient cash available for distribution generated by our assets to pay the quarterly distribution set by our Board of Directors, or if cash available for distribution decreases in future periods, the market price of our common stock could decrease.

        All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, whether or not we have qualified as a REIT, and other factors as our Board of Directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that our Board of Directors approves distributions in excess of our then current and accumulated earnings and profits, these excess distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of your adjusted tax basis in your shares. A return of capital is not taxable, but it has the effect of reducing your adjusted tax basis in your investment. To the extent that distributions exceed the adjusted tax basis of your shares, they will be treated for tax purposes as a gain from the sale or exchange of your stock. See "Material U.S. Federal Income Tax Considerations." If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and ability to make distributions from what they otherwise would have been.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to acquire farms and may reduce the returns on your investment in our common stock.

        Prior to the time we have fully invested the net proceeds from this offering, we may fund distributions to our stockholders out of the net proceeds from this offering, which would reduce the amount of cash we have available to acquire farms and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds from this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder's tax basis in our common stock. In addition, our failure to rapidly invest the net proceeds from this offering or to make investments at acceptable rates of return could force us to set or reduce our distribution rate after setting such rate to a rate that is not competitive with alternative investments, which could materially adversely affect the market price for our common stock.

The number of shares of our common stock available for future issuance or sale may have adverse effects on the market price of our common stock.

        Upon completion of this offering, we will have a total of            shares of our common stock outstanding (or             shares of our common stock assuming the underwriters exercise in full their option to purchase additional shares of our common stock), including an aggregate of $            in shares of restricted common stock equal to an aggregate of            shares (based on the midpoint of the price range set forth on the front cover of this prospectus) granted to            and             and an aggregate of $            in restricted shares of our common stock equal to an aggregate of            shares (based on the midpoint of the price range set forth on the front cover of this prospectus) granted to our independent directors. The            shares of our common stock sold in this offering (or            shares of our common stock assuming the underwriters exercise in full their option to purchase additional shares of our common stock) will be freely transferable without restriction or further registration under the Securities Act, by persons other than our directors, director nominees and executive officers and except for restrictions on ownership and transfer in our charter intended to preserve our qualification as a REIT. See "Shares Eligible for Future Sale." After giving effect to grants of restricted common stock concurrently with the completion of this offering, we expect that an aggregate of            shares of our common stock will be available for future issuance under our 2014 Equity Incentive Plan. See "Management—Executive Officer and Director Compensation—2014 Equity Incentive Plan." We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under our 2014 Equity Incentive Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates. All of these shares of our common stock will be eligible for future sale following the expiration of the 180-day lock-up period and, concurrently with the consummation of the Internalization, we will enter into a registration rights agreement pursuant to which each person who received Common Units as a result of the Internalization will have a right to cause us to register with the SEC the shares of our common stock that they receive upon the redemption of the Common Units, which we refer to as the registrable securities. Pursuant to this registration rights agreement, within 10 business days following the first date when we become eligible to file a shelf registration statement with respect to the registrable securities, we will agree to file a shelf registration statement relating to the issuance of such parties' registrable securities, or a resale shelf registration statement, and maintain the effectiveness of the shelf registration statement until all of the registrable securities have been disposed of by the holders or the date on which all registrable securities may be sold pursuant to Rule 144 under the Securities Act. In addition, all shares owned by our existing shareholders are subject to at least a 180 day lock-up following this offering, but may be sold thereafter. See "Shares Eligible For Future Sale—Registration Rights" and "Certain Relationships and Related Party Transactions—Registration Rights."

        We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. The market price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse. Sales of substantial amounts of common stock, including shares of common stock issuable upon the redemption of Common Units issued in connection with the Internalization and that we may issue from time to time in the future, or the perception that such sales could occur, may adversely affect the prevailing market price for our common stock.

        In addition, we may issue additional shares in subsequent public offerings or private placements to make new investments or for other purposes. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future share issuances, which may dilute the existing stockholders' interests in us.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, preferred equity securities, which may be senior to our common stock for purposes of dividend distributions or upon liquidation, and Common Units in connection with future acquisitions may materially adversely affect us, including the per share trading price of our common stock.

        Our charter provides that we may issue up to 300,000,000 shares of our common stock, $0.01 par value per share, and up to 10,000,000 shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and our charter, our Board of Directors has the power to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. See "Description of Our Capital Stock." Similarly, the amended partnership agreement authorizes us to issue an unlimited number of additional Common Units, which may be exchangeable for shares of our common stock. In addition, upon completion of this offering and taking into account the initial grant of equity awards under the 2014 Equity Incentive Plan, equity awards representing            share equivalents will be available for future issuance under the 2014 Equity Incentive Plan (with full value awards counting as one share equivalent and options counting as one-half of a share equivalent).

        In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for Common Units and equity plan shares/units. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive payments prior to distributions to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that our future offerings could reduce the per share trading price of our common stock and dilute their interest in us. In addition, the issuance of Common Units in connection with future acquisitions and the redemption of such Common Units for common stock may be dilutive to our stockholders and could have an adverse effect on the per share trading price of our common stock.

Increases in market interest rates may have an adverse effect on the market price of our common stock.

        One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution yield, which is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution yield on our common stock or may seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings that we derive from rental income with respect to our farms and our related distributions to stockholders, and not from the underlying appraised value of the farms themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the market price of our common stock, and such effects could be significant. For instance, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise.

We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

  •
  provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

  •
  comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

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  provide certain disclosure regarding executive compensation required of larger public companies in our periodic reports and proxy statements; or

  •
  hold stockholder advisory votes on executive compensation.

        We will remain an "emerging growth company" until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act.

        We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, and the per share trading price of our common stock could decline and may be more volatile.

We will incur new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an "emerging growth company," which could materially adversely impact our results of operations.

        As a public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and increased demand on our systems and resources. As a result, our executive officers' attention may be diverted from other business concerns, which could materially adversely affect our business and results of operations. In addition, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company, although we are currently unable to estimate these costs with any degree of certainty. We could be an emerging growth company until December 31, 2020, although circumstances could cause us to lose that status earlier, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, which are subject to varying interpretations, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our executive officers' time and attention from revenue-generating activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. If there are deficiencies in our disclosure controls and procedures or internal control over financial reporting, we may be unable to accurately present our financial statements, which could materially adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

        Effective internal controls are necessary for us to accurately report our financial results. Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, as we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our financial statements that could require a restatement, failing to meet our public company reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, future events, financial condition or performance, expectations, competitive environment, availability of resources, regulation, liquidity, results of operations, strategies, plans and objectives. These forward-looking statements include, without limitation, statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance, as well as statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts. When we use the words "may," "should," "could," "would," "predicts," "forecasts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or similar expressions or their negatives, as well as statements in future tense, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

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  our business strategy;

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  our projected operating results;

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  our ability to obtain future financing arrangements;

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  our understanding of our competition;

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  market trends;

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  our compliance with tax laws; and

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  use of the net proceeds from this offering.

        Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information available to us at the time those statements are made or management's good faith belief as of that time with respect to future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

  •
  the factors referenced in this prospectus, including those set forth under the section captioned "Risk Factors";

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  general volatility of the capital markets and the market price of our common stock;

  •
  changes in our business strategy;

  •
  availability, terms and deployment of capital;

  •
  availability of qualified personnel;

  •
  changes in our industry, interest rates or the general economy; and

  •
  the degree and nature of our competition.

        Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

 USE OF PROCEEDS

        After deducting the underwriting discount and commissions, estimated expenses of this offering and advisory fees of approximately $             million payable by us, we expect to receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters' option to purchase additional shares is exercised in full.

        We intend to contribute the net proceeds from this offering to our operating partnership in exchange for Common Units, and our operating partnership intends to use the net proceeds from this offering (i) to pay down $52.2 million of our revolving credit facilities and (ii) for working capital purposes, including to fund a combination of (a) new acquisitions and (b) capital expenditures and/or development costs for our existing farms currently expected to total approximately $7.5 million for 2015, of which $2.4 million had not yet been expended through June 30, 2015, and $10.3 million in the aggregate for the completion of our development properties, with the majority of such proceeds intended to be used to fund new acquisitions, depending on our ability to successfully identify farms that satisfy our investment guidelines. Although we are currently reviewing multiple potential acquisitions, we have not, as of the date of this prospectus, entered into any definitive agreements with respect to such potential acquisitions, and we do not consider such potential farms as probable acquisitions. See "Risk Factors—Risks Related to this Offering and the Market for Our Common Stock—We do not have any specific farms under contract or other legally binding obligation, or that could be considered probable acquisitions that we will acquire with the net proceeds from the offering and therefore, you will not have the opportunity to evaluate any acquisitions funded with the net proceeds from the offering before we make them."

        As of the date of this prospectus, we had drawn down an aggregate of approximately $52.2 million under the revolving credit facilities. The original revolving credit facility of $25 million matures on January 1, 2019 and bears interest at a rate per annum equal to (i) one quarter of one percent (0.25%) of the loan amount minus the average outstanding principal balance of the loan of the prior three (3) month period for unused amounts and (ii) for amounts drawn upon, the 90 days London Interbank Offer Rate, or LIBOR, plus 130 basis points (1.3%), and as of June 30, 2015, the original revolving credit facility had an effective annual interest rate on the amount drawn upon of approximately 1.6%. We make quarterly interest payments pursuant to the original revolving credit facility on April 1, July 1, October 1 and January 1 of each calendar quarter. The outstanding borrowings on the original revolving credit facility as of June 30, 2015 of $24.25 million were primarily used to fund the acquisitions of Falcon Farms on November 14, 2014 for approximately $8.0 million and the second parcel of Kimberly Vineyard on December 9, 2014 for approximately $9.8 million, with the remainder used for general corporate purposes including development costs. The second revolving credit facility of $25 million matures on January 1, 2020 and bears interest at a rate per annum equal to (i) one quarter of one percent (0.25%) of the loan amount minus the average outstanding principal balance of the loan of the prior three (3) month period for unused amounts and (ii) for amounts drawn upon, the 90 days LIBOR, plus 130 basis points (1.3%), and as of June 30, 2015, the second revolving credit facility had an effective annual interest rate of approximately 1.6%. We make quarterly interest payments pursuant to the second revolving credit facility on April 1, July 1, October 1 and January 1 of each calendar quarter. As of the date of this prospectus, the outstanding borrowings on the second revolving credit facility of $25 million were primarily used to fund the acquisitions of the second parcel of Golden Eagle Ranch and the Kingfisher Ranch property. The third revolving credit facility of $25 million matures on August 1, 2020 and bears interest at a rate per annum equal to (i) one quarter of one percent (0.25%) of the loan amount minus the average outstanding principal balance of the loan of the prior three (3) month period for unused amounts and (ii) for amounts drawn upon, the 90 day LIBOR, plus 130 basis points (1.3%). We make quarterly interest payments pursuant to the third revolving credit facility on April 1, July 1, October 1 and January 1 of each calendar year. As of the date of this prospectus, the outstanding borrowings on the third revolving credit facility of $2.2 million were used to fund the acquisitions of the second parcel of Golden Eagle Ranch and the Kingfisher Ranch property.

        Pending application of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations. We expect that these initial investments will provide a lower net return than we expect to receive from the investments described above.

DISTRIBUTION POLICY

        Historically, we have paid regular semi-annual distributions to holders of our common stock, with our distributions per common shares for 2013 and 2014 presented below. Following the completion of this offering, we intend to pay regular quarterly distributions to holders of our common stock. We intend to pay a pro rata distribution with respect to the period commencing on the completion of this offering and ending on the last day of the then current fiscal quarter, based on $            per share for a full quarter, which corresponds to $            per share annually. We intend to make aggregate distributions roughly comparable to our current aggregate distributions, which are supported by our earnings, subject to potential increases in line with increases in earnings from our growing portfolio. As a result of the shares issued in the offering per share dividend amounts will be lower than our historic dividends, as disclosed below.

        We intend to continue to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specific dates. See "Material U.S. Federal Income Tax Considerations."

        In order to satisfy the requirements for qualification as a REIT and avoid U.S. federal income and excise tax on retained income and gains, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the sole discretion of our Board of Directors and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of our company and the distribution requirements necessary to qualify and maintain our qualification as a REIT.

        Our ability to make distributions in the future will depend upon our actual results of operations and earnings, economic conditions and other factors that could differ materially from our current expectations and from the assumptions used in our estimate. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital or with a portion of the net proceeds from this offering or borrow to provide funds for such distributions, borrow funds, liquidate assets, reduce such distributions or choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance or reduce our distribution. In particular, we may use a portion of the net proceeds of this offering to make distributions to our common shareholders while we are in the process of deploying the remainder of the net proceeds from this offering in connection with acquisitions and other corporate purposes. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our farms, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see "Risk Factors."

        The table below sets forth the semi-annual dividend distributions per common share for the years ended December 31, 2014 and 2013. We paid a semi-annual dividend distribution of $0.125 per common share for the period from January 1, 2015 - June 30, 2015, which was paid to holders of record as of June 27, 2015.

	2014	2013
January 1 - June 30	$0.125	$0.100
July 1 - December 31	0.125	0.125

Total	$0.250	$0.225

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2015 on:

  •
  an actual basis; and

  •
  our unaudited pro forma capitalization, as adjusted to give effect to (i) the completion of this offering by us of shares of common stock at an assumed initial public offering price of $            per share (the midpoint of the price range on the front cover of this prospectus), (ii) our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and estimated offering expenses payable by us, (iii) the redemption of our outstanding Series A Preferred Stock, (iv) the Internalization and (v) repayment of our revolving credit facilities.

        This table should be read in conjunction with "Use of Proceeds," "Selected Historical and Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the unaudited pro forma consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of June 30, 2015
	Actual	Pro Forma
Cash and cash equivalents	$1,822,336

Debt:
Revolving credit facilities(1)	$24,250,000

Equity:
Common stock, $0.01 par value, 300,000,000 shares authorized, and 10,890,847 shares issued and outstanding, actual; 300,000,000 shares authorized, and shares issued and outstanding, on a pro forma basis	108,908
Series A Preferred stock, $0.01 par value, 35 shares authorized, and 29 shares issued and outstanding, actual; 35 shares authorized and 0 shares issued and outstanding, on a pro forma basis	—
Additional paid-in capital	110,690,875
Accumulated deficit	(7,554,104)

Company stockholders' equity	103,245,679
Non-controlling interest in our operating partnership	20,674,463

Total equity	$123,920,142

Total Capitalization	$148,170,142

(1)
As of the date hereof, $52.2 million of the revolving credit facilities has been drawn down. We have $22.8 million available under the terms of our revolving credit facilities. Additionally, we have executed a term sheet providing for up to an additional $15 million in additional revolving credit facilities. There can be no assurance that the Company will enter into a final loan agreement or draw down under such additional revolving credit facility.

 DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

        Our net tangible book value as of June 30, 2015 was $103,245,679, inclusive of both common and preferred shares, or $9.48 per share. Net tangible book value per share represents the amount of our total tangible assets net of total liabilities, less the portion attributable to non-controlling interests, divided by the total number of shares of common stock outstanding as of June 30, 2015.

        After giving effect to the sale of the shares of our common stock we are offering at the public offering price of $            per share (which is the midpoint of the range on the front cover of this prospectus), and after deducting the underwriting discount and our estimated offering expenses, our pro forma net tangible book value as of June 30, 2015, less the portion attributable to non-controlling interests, would have been approximately $            , or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share and an immediate dilution of $            per share to new investors. The following table illustrates this calculation on a per share basis:

Public offering price per share of common stock (assuming the midpoint of the range on the front cover of this prospectus)	$
Net tangible book value per share of common stock as of June 30, 2015		$9.48
Increase per share attributable to this offering

Pro forma net tangible book value per share after this offering

Pro forma dilution per share to new investors			$

        If the underwriters exercise their option to purchase additional shares in full, pro forma net tangible book value will increase to $            per share, representing an increase to existing holders of $            per share, and an immediate dilution of $            per share to new investors.

        The following table summarizes, as of June 30, 2015:

  •
  the total number of Common Units issuable in connection with the Internalization and the number of shares of our common stock purchased from us by new investors purchasing shares in this offering;

  •
  the total consideration paid to us by holders of Common Units and by new investors purchasing shares based on the public offering price per share of common stock (assuming the midpoint of the range on the from cover of this prospectus), before deducting the estimated underwriting discount and estimated offering discount and estimated offering expenses payable by us in connection with this offering; and

  •
  the average price per share paid by our holders of our Common Units and by new investors purchasing shares in this offering.

	Shares Purchased/ Common Units Purchased		Total Consideration
Average Price per Share/ Common Unit
	Number	Percent	Amount	Percent
Existing stockholders					$
New investors					$

Total

 SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

        The following table sets forth selected financial and operating data on (i) a historical combined basis for our company and (ii) a pro forma basis for our company after giving effect to this offering, the Internalization and the redemption of our Series A Preferred Stock for $31,900 plus accrued and unpaid dividends through the date of redemption and the repayment of our revolving credit facilities.

        You should read the following selected financial data in conjunction with our historical combined financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

        The selected historical consolidated financial data set forth below as of and for the years ended December 31, 2014 and 2013 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data set forth below as of and for the years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements not included in this prospectus.

        The selected historical consolidated financial data set forth below as of June 30, 2015 and 2014 and for the six months ended June 30, 2015 and 2014 have been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. These consolidated financial statements have been prepared on a basis consistent with our audited financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of this data. The results of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year or for any future period or our financial condition at any future date.

        Our selected unaudited pro forma consolidated financial and operating data as of and for the six months ended June 30, 2015 and the year ended December 31, 2014 reflect the completion of this offering, the completion of the Internalization and the redemption of our Series A Preferred Stock as if these transactions had occurred on January 1, 2014 for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is presented for informational purposes only and is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

	Pro Forma Consolidated as of and for the six months ended June 30, 2015
				Pro Forma Consolidated as of and for the year ended December 31, 2014
		Historical Consolidated as of and for the six months ended June 30,			Historical Consolidated as of and for the year ended December 31,
(all amounts in dollars except for number of shares)		2015	2014		2014	2013	2012	2011
Operating Data:
Total operating revenues(1)	$	$5,138,416	$3,744,450	$	$7,261,063	$5,715,934	$3,150,707	$1,636,181
Total operating expenses		4,103,530	2,950,215		6,134,862	5,358,836	3,997,379	2,181,513
Total other expense (income)		212,592	41,129		117,114	(13,101)	(41,261)	(97,258)
Income (loss) before gain on sale of land(2)		822,294	753,106		1,009,087	370,199	(805,411)	(448,074)
Net income (loss)(3)		742,462	807,723		1,056,788	833,677	(805,411)	(448,074)
Less net income (loss) attributable to non-controlling interests		262,738	215,917		346,071	280,226	(94,475)	(28,718)
Net income (loss) attributable to the Company		479,724	591,806		710,717	553,451	(710,936)	(419,356)
Core FFO attributable to the Company(4)		2,275,151	1,624,558		3,038,965	2,300,625	797,461	136,193
Share and Per Share Data:
Earnings per weighted average common share:
Basic and diluted	$	$0.04	$0.06	$	$0.07	$0.06	$(0.08)	$(0.06)
Weighted average shares of common stock outstanding:
Basic and diluted		10,890,847	10,387,915		10,404,087	10,039,722	8,984,136	6,529,880
Balance Sheet Data
Net asset value per share (unaudited)(5)	$	$12.1650	$11.2450	$	$11.5653	$11.0681	$10.6581	$10.4744
Total assets		154,624,822	124,357,683		151,096,812	120,252,460	123,360,910	100,900,398
Total liabilities		30,704,680	3,885,491		31,657,097	3,416,201	2,491,980	675,620
Non-controlling interests		20,674,463	20,591,456		20,561,963	20,466,922	20,448,075	19,584,449
Total stockholders' equity	$	$103,245,679	$99,880,736	$	$98,877,752	$96,369,337	$100,420,855	$80,640,329

(1)
Operating revenues comprise fixed and participating rent, recovery of real estate taxes and other income.

(2)
Income (loss) before gain on sale of land comprises the operating income less other expense (income) and excludes gain on sale of land and income (loss) attributable to non-controlling interests.

(3)
Net income (loss) after accounting for gain on sale of land of $          , $0, $54,617, $           , $47,701, $463,478, $0 and $0 in each of the columns listed above, respectively, but excludes the income (loss) attributable to non-controlling interests.

(4)
For a definition and a reconciliation of net income to Core FFO attributable to the Company, as well as a statement disclosing the reasons why our management believes that Core FFO attributable to the Company provides useful information to investors and, to the extent material, any additional purposes for which our management uses Core FFO attributable to the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(5)
Net asset value per share is calculated based on appraised value and takes into account dividends paid out in 2012, 2013, 2014 and 2015. For a definition, statement of usefulness and reconciliation of net asset value per share, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expected or implied in these forward looking statements as a result of certain factors, including those set forth under the heading "Risk Factors" and elsewhere in this prospectus. See "Cautionary Note Regarding Forward-Looking Statements." The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and related notes thereto as of and for the six months ended June 30, 2015, our audited consolidated financial statements and related notes thereto as of and for the years ended December 31, 2014 and 2013, and the unaudited pro forma consolidated financial statements and related notes thereto, each included elsewhere in this prospectus. Where appropriate, the following discussion includes analysis of the effects of this offering, the Internalization and the redemption of our Series A Preferred Stock. These effects are reflected in our unaudited pro forma consolidated financial statements located elsewhere in this prospectus.

Our Company

        While we will be internally managed upon completion of this offering, we have previously been an externally managed real estate company. We focus primarily on the acquisition of a diversified portfolio of permanent crop, specialty/vegetable row crop and commodity row crop farmland, including development farmland located in the U.S. in select major agricultural states. We lease our farms to experienced professional farmer tenants under a variety of lease structures with staggered durations, including fixed leases and participating leases. As of June 30, 2015, our portfolio was comprised of 17 farms with approximately 15,378 gross acres, including nine farms in California, three farms in Florida, three farms in Illinois, one property in Arkansas and one property consisting of two aggregated parcels, one of which is in Alabama and the other of which is in Georgia. Subsequent to June 30, 2015, we have acquired two additional properties (one of which was aggregated with an existing farm), increasing our total portfolio to approximately 16,136 gross acres with a value of approximately $207.7 million, holding the two recent acquisitions at cost. For a more detailed discussion of our farms, see "Our Business and Farms—Our Portfolio."

        We were formed as a Maryland corporation in October 2009, and we have elected to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2012. We conduct all of our business activities through our operating partnership, of which we will be the sole general partner following the Internalization.

Internalization

        Since commencing operations in October 2009, we have been externally managed by AFA, which is an affiliate of Optima. On November 25, 2014, we and our operating partnership entered into a Contribution Agreement with AFTRS and each of the holders of equity ownership interests in AFA pursuant to which, upon the completion of this offering, we will internalize the management functions historically provided by AFA. As consideration in the Internalization, our operating partnership will issue Common Units with an aggregate value of $12 million. On December 15, 2014, we received the requisite consent from a majority of our disinterested stockholders approving the Internalization. We expect that the Internalization will be completed simultaneously with, and conditioned upon, the completion of this offering. See "Structure of Our Company—Internalization."

        We expect that, after the Internalization, our management team will be comprised of the current employees of our company as well as shared employees with Optima pursuant to an arrangement described below. See "Certain Relationships and Related Party Transactions—Transitional Services Agreement." In addition, we will continue to rely upon our Agricultural Sub-Adviser, pursuant to an amended and restated Sub-Advisory Agreement that is described in more detail under "Our Business and Properties—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Agricultural Sub-Adviser."

Factors That May Affect Our Operating Results and Asset Value

        Our operating results and the value of our farms are affected by a number of broad economic or fundamental factors, including global supply and demand trends and crop prices, as well as other more localized or property specific factors, including rental rates and lease structures, our ability to control expenses, weather events, including droughts, seasonality and the portion of our portfolio invested in development farms. For a discussion of economic conditions and the outlook regarding the farming industry, particularly with respect to the United States, see "Industry Overview and Market Opportunity."

Demand for Farmland and Agricultural Crops

        The most significant driver of our operating results and portfolio value is, and we believe will continue to be, global demand for U.S. agricultural crops, which in turn is driven by global demographic and economic trends such as population growth and the increasing size and wealth of the middle class in emerging markets and, to a lesser extent, a trend toward increased reliance on alternative energy sources. Increasing demand for U.S. agricultural crops generally results in the support of and, over the long-term, increase in the value of U.S. farmland and increases in rental rates for those farms. Further, we believe that the U.S. has strong agricultural advantages in its topography and geographic position, with its varied climatic regions allowing for the production of a wide variety of agricultural crops and its central position between industrial centers in Asia, Europe, Canada and South America making it a favorable location for trading. Additionally, unlike many developing nations, the U.S. is a politically stable nation with well-developed infrastructure, including established railways and ports for transportation and export of crops, and has the financial resources (such as investor capital and government support through crop insurance) to sustain its agriculture industry. These factors, among others, provide the U.S. a comparative advantage even when it is not the lowest-cost producer and should help sustain demand for U.S. agricultural crops over the long term.

        The U.S. Census Bureau forecasts that the global population will grow by more than 381 million people over the next five years and by more than one billion people by 2028. We believe that population size is the primary driver of global demand for agricultural crops and further believe that higher prices for agricultural crops should translate into both higher rental rates for farmland as well as continued growth in the value of farmland, such as our farms, over the long-term.

        Another significant demand driver is the increasing size and wealth of the middle class in emerging markets. To the extent that the middle class in emerging markets continues to expand, diets are expected to improve and diversify through increased caloric intake, greater spending on higher quality food and through greater consumption of protein (from both crops and livestock). These improvements to diets and nutrition in emerging markets drive increased demand for commodity row crops used as feedstock and for permanent crops, like nuts, which are an alternate source of protein. We also expect that increased consumer spending power in emerging markets will result in households allocating a larger percentage of their income to food products that may be considered discretionary, including wine and different nut types, which will result in an increased demand for certain of our permanent crops.

        Additionally, the overall trend toward reducing the global "carbon footprint" has increased demand for alternative energy sources, which, in the long term, could impact our rental revenues and our results of operations. Key alternative energy commodities include corn, used in ethanol, and soybeans, used in biodiesel fuel. The current high levels of U.S. ethanol production are anticipated to continue over the next ten years and are projected to account for 35% of total expected corn use.

Further, farmland can also be used to produce other types of alternative energy, including geothermal, solar and wind, as farm owners lease fields as locations for clean electricity generation, including wind farms and/or solar panels. Our business strategy is not significantly dependent on demand for biofuels, and we do not believe that demand for corn and soybeans as inputs in the production of biofuels will materially impact our results of operations or the value of our farmland portfolio.

Supply of Arable Farmland and Agricultural Crops

        We believe that the global supply of arable land will continue to be limited in the future due to the finite nature of land resources generally. Even with technological advances improving productivity, the availability of arable land for agricultural use continues to diminish, and with an expectation of the global population continuing to expand, the amount of arable land per capita is expected to continue to decline in the future. Additionally, increased urbanization of rural lands as well as land erosion, desertification and degradation, particularly outside of the United States, will also contribute to a reduction in the supply of farmland and potentially increase foreign dependence on agricultural imports from regions such as the U.S. We believe these constraints on the supply of arable farmland will result in increases in the value of farmland and farm rental rates.

        The global supply of arable land and the productivity of such land is adversely affected by the scarcity of water in many irrigated growing regions, both globally and within the U.S. For example, a significant portion of the U.S. has experienced severe drought conditions over the past few years, most recently in the Pacific region, including a majority of California. While such conditions could have negative short-term impacts on U.S. agriculture, including less crop production, increased competition for farmland due to distressed sales and lower farm income, from a long-term perspective, we believe a strategy of holding diversified assets both geographically and on a commodity basis may help to mitigate losses in any one area or crop type. Further, leased farmland may benefit from rental payments even in periods of lower than normal crop production.

        In addition, there is often a related and mitigating relationship between crop supply and crop prices in certain crop types or regions. Typically, where there are concerns over supply due to a weather event (i.e. drought or frost) prices will increase, insulating overall gross revenues from potential decreases related to supply concerns. In times of weather uncertainty, properties with higher quality water access and/or soils tend to be more resilient to downturns in value and, accordingly, water and soil quality, along with water availability, are integral components of our pre-acquisition analysis. In that respect, all of our California farms have wells that are either onsite or shared and/or have access to surface water for which we have deeded or contractual rights. Consequently, our tenants have been able to reap the benefits of such increased crop prices, which has led to increases in our revenue under flexible lease or crop share lease structures. The continuance of the current drought or an increase in its severity or the occurrence of additional weather events, including droughts in other regions, may further impact the productivity and supply of arable farmland.

        In addition to the amount of land dedicated to agricultural activity, the global supply of crops is affected by the productivity of farmland and technology. Historically, farmland productivity has been driven by advances in seed technology, farm equipment, irrigation techniques and chemical fertilizers and pesticides. We believe that trends toward the urbanization of rural land as well as land erosion, desertification and degradation, collectively will offset the benefits of any technological advances that improve the productivity of farmland generally.

Rental Revenues from Fixed and Participating Leases

        In order to maximize the benefit of the demand/supply dynamics discussed above, we use varying lease structures based on crop type and geographic regions.

        We generally use fixed leases of one to three years for our specialty/vegetable and commodity row crop farms, which typically include annual percentage or dollar escalators in some cases for leases of more than one year in duration. These fixed leases provide stability for our revenues and a level of protection against many risks inherent in farming operations, such as weather, drought or shorter-term crop fluctuations. These events generally have only a short-term adverse impact on the farmland because of the ability to replant crops or switch crops the next year. Rental payments for fixed leases on row crops are typically made on an annual basis prior to harvest or semi-annually, with 50% being made in advance of harvest and 50% being paid post-harvest.

        However, due to the short term nature of these fixed leases on specialty/vegetable and commodity row crop farms, in any given year we may have multiple leases up for renewal or extension. We have nine leases (Sandpiper Ranch, Condor Ranch, Pleasant Plains Farm, Tillar Farm and Kane County Farms), with some farms having multiple leases, expiring in 2015 that collectively accounted for 29.7% of our total annual rent for 2014 and 19.5% of our fixed and participating rent for the first six months of 2015. With the exception of Condor Ranch, which is a permanent crop farm that is predominantly in development, each of the farms is a commodity or specialty/vegetable row crop farm, and we expect lease negotiations with respect to these farms to commence in the third and fourth quarter of 2015 as is customary with respect to leases for these types of farms in their respective geographies. We currently expect to renew each of these leases with the existing farmer tenant, though no assurances can be given that we will be successful in doing so. In general and based on our prior experience, lease renewal rates are impacted by a variety of factors including: (i) typically being renewed in a manner that follows the land value change over the span of the lease (i.e., if a lease has a three year term, and in those three years, the value of property increases by 20%, the renewed lease will similarly adjust the rental payment), (ii) crop price trends, (iii) revenue and expense expectations and (iv) public rental data for comparable farms, if known. Regarding rental rates, Sandpiper Ranch, which has a fixed lease, and the mature portion of Condor Ranch, which has a participating lease with a base rent, are located in the USDA Pacific region where the crops produced have seen increased demand and prices. Accordingly, we anticipate being able to renew each of the leases associated with these farms at the same, if not higher rental rates. Our Pleasant Plains Farm, Tillar Farm and Kane County Farms, however, are located in the USDA Corn Belt and Delta regions, both of which have experienced a softening in commodity prices, which may adversely impact our ability to negotiate rental rates at equal or more favorable terms; however, we are unable to quantify this possible impact given that most leases in this region are negotiated in the third and fourth quarters.

        For permanent crop farms, we typically use participating leases because the ability to share in favorable crop prices compensates for the increased risks of owning and developing permanent farmland, which takes several years to yield revenue-producing crops and which can suffer long-term damage from weather events. These leases typically require the tenant to pay a base rent and, after a threshold that allows the tenant to recoup agricultural expenses, revenues are shared formulaically based on one or multiple factors pursuant to the applicable lease. These leases are typically longer-term in nature, (four to six years), and have multiple payment installments, some for base rent amounts and others for the participating component. Revenues from participating leases exhibit more variability around fluctuating crop prices and harvest cycles and are subject to seasonality, the timing of crop harvests or when revenues are recognized or received. We expect such variability to continue as long as we continue to use such lease types.

        Farms with fixed leases of multiple-year durations are less susceptible to the immediate impacts of changes in crop prices. However, land values for commodity row crop farms and resulting market rental rates are generally impacted by the overall three year average of commodity crop prices, and perhaps sooner in times of notable price volatility. For leases where there is a participating or contingent revenue component, impacts of changing crop prices will have a more direct impact on revenues. Although annual rental payments under our leases will not be based on the quality or profitability of our tenants' harvests, any of these factors could adversely affect our tenants' ability to meet their obligations to us and our ability to lease or re-lease farms on favorable terms. However, crop insurance, which is federally provided for commodity row crops and which we mandate our tenants to obtain with respect to permanent crops, is an important mitigant in adverse years.

        Rental revenue from larger farms will have a direct bearing on our overall revenues. For example, our Golden Eagle Ranch property is currently responsible for 38.7% of our 2014 contractual rent received to date, not including certain rent to be paid under participating leases that has not yet been recognized, and 55.2% of our first six months of 2015 contractual rent, which represents rent received for the six months ended June 30, 2015 and includes certain rent still to be paid in respect of the 2014 crop year and rent still to be paid under participating leases for 2015 that has not yet been paid or recognized.

Development Farms

        Six of our farms are either completely or in majority under development and one farm is partially, but less than a majority, under development at present. The six farms that are completely (or in majority) under development include Roadrunner Ranch, Condor Ranch, Blue Cypress Farm, Hawk Creek Ranch, Pintail Vineyards and Grassy Island Groves. In addition, our Quail Run Vineyard is partially, but less than a majority, under development. Portions of our other farms may contain young non-mature acres that are not yet commercially productive, but are not included in the development segment as such farms do not require the continued capital expenditures associated with development. Rental revenues will not be generated on these farms until they become commercially productive, and for farms that are in partial development, any revenues may be offset to a varying degree from development capital expenditures. We expect our current farms under development to become commercially productive and leased to tenants between 2016 and 2019, depending on each property's current stage of development and the crop type for which it is being developed, with one pistachio farm expected to be commercially productive and leased to a tenant in 2021. While development farms represent one of the four main sub-categories of crop types, our current intent is to use the net proceeds from this offering for acquisitions of income producing farms in order to ensure adequate income generation; therefore, our level of capital expenditures as a percentage of total asset value is expected to decline going forward. In addition, we expect rental revenues and funds available for dividend distribution to increase over the long-term. Once we determine that enough of our development or redevelopment farms are commercially productive, we will reassess our portfolio and implement an opportunistic and disciplined acquisition strategy with respect to development farms.

Capital Expenditures

        In connection with our development and redevelopment farms, as well as due to regular operating maintenance costs, remaining 2015 planned capital expenditures in the third and fourth quarters are projected to be approximately $2.4 million before revenue offsets. Additionally, going forward, we expect capital expenditures to generally remain the same in total over the short term with major expenditures over the next couple of years going to projects on our Golden Eagle Ranch, Quail Run Vineyard, Grassy Island Groves, Hawk Creek Ranch, Blue Heron Farm, Pintail Vineyards and Falcon Farms properties. After 2015, we estimate approximately $7.9 million in remaining capital expenditures to complete our existing development projects, which include cultural costs incurred for crops that are producing, but not at commercially productive or leaseable levels. Thereafter, we would expect our capital expenditures related to our development and redevelopment farms to decline as we are focusing on acquiring more crop producing farms and fewer development farms until more of our existing development projects are complete.

Expenses

        All of our leases provide that we are responsible for major maintenance and insurance costs, while the tenant is responsible for minor maintenance, water usage and all of the additional input costs related to the farming operations on the farms, such as seed, fertilizer, labor and fuel. Generally, real estate taxes are capitalized for acres under development and are expensed for leased acreage. For all of our farms, we will generally bear costs related to major capital improvements, such as irrigation systems or drainage tile. We also will incur the costs associated with maintaining liability and casualty insurance in addition to any insurance provided by the tenant for which we are a named insured. Additionally, we will be responsible for the fees paid to our Agricultural Sub-Adviser and any other third parties, in connection with property acquisition and management, and sales, general and administrative expenses. However, because we believe that our platform is scalable, we do not expect the expenses associated with managing our farms to increase disproportionally as we grow our portfolio. Rather, we expect that the growth of our portfolio will allow us to achieve economies of scale, which will enable us to reduce our operating costs per acre.

        We expect to incur costs associated with the Internalization and running a public company, including, among others, costs associated with employing our personnel and compliance costs.

Crop Prices

        Crop prices are impacted by a variety of factors, including, among others, global production and demand estimates, adverse weather conditions, crop disease in important global farming regions, changes in government regulations and policy, fluctuations in global wealth, changes in foreign trade and export markets, and military conflicts. Any of these factors may result in crop price volatility, which may either positively or negatively impact the value of our tenants' crop yields. Prices for many commodity row crops, particularly corn, experienced significant declines in 2013 through June 2015, but we do not believe that such declines represent a trend that will continue over the long term. Rather, we believe that those declines in prices for commodity row crops represent a correction to historical norms (adjusted for inflation) after a period of heightened prices stemming in part from the drought that impacted crop supply in the Midwest in 2012, and we believe that long-term growth trends in global population will result in increased prices for commodity row crops over time. Additionally, these declines in commodity row crop pricing have been offset by record crop production and strong permanent crop prices in other regions. With respect to permanent crop prices, almonds, pistachios, citrus and walnuts are trading above historical averages or at record high prices. For example, certain almond varieties are up 40-60% year over year from 2012 to 2013 and have continued to increase into 2015. In addition, prices for other permanent crops have also been increasing, with avocados experiencing price increases of approximately 30% in the 2013-2014 crop season as compared to the 2012-2013 crop season. Despite drought conditions in California, weather conditions proved quite favorable for wine grapes, with 2014's crop the third largest on record. Annualized total returns over the five year period ended June 30, 2015 for mature permanent crop farmland were 20.0%, based on NCREIF data. While we anticipate prices for crops will generally increase over the long-term due to overarching global trends in population growth and declining supply of arable land, there may be future price variability for the reasons discussed above.

Seasonality

        Our revenues are also impacted by the seasonality of crop harvests and the timing of when revenue is recognized in connection with such harvests, as the leases for our permanent crops have both fixed and participating components, with the participating or flexible component tied to a percentage of gross revenue generated by a crop yield or a share of the crop yield. As of the date of this prospectus, we currently have six farms that are subject to participating leases, and we expect to use similar leasing structures in the future. Payments under such leases are made two to four times annually, with some payments being made in the year subsequent to the relevant harvest, which causes revenue to be concentrated unevenly in the fourth, first and second quarters of each year, varying in amount and timing from year to year.

        Overall for 2014, the seasonal distribution of our revenue from participating leases was in majority recognized in the fourth quarter 2014 for our Kimberly Vineyard, Quail Run Vineyard and Blue Heron Farms (although additional revenues for Blue Heron Farms relating to the 2014 crop season may be recognized in 2015). A higher portion of revenue was recognized in the fourth quarter 2014 for Blue Heron Farms than during the same period in 2013 due to the existence of a participating lease for the 2014 crop season, as the property was purchased in November 2013 after the crop season for that year was complete. For the remainder of 2015, we expect that seasonality will continue to impact our results of operations and revenues and that, on average, the fourth calendar quarter of the current year and the first and second calendar quarters of the following year should be expected to receive a disproportionate revenue share, although the timing may vary. Through June 30, 2015, we have received a majority of the participating rent relating to the 2014 crop season for Golden Eagle Ranch, and we anticipate receiving additional participating rent relating to the 2014 crop season in the third quarter of 2015.

Reportable Segments

        We operate our business in four reportable segments: Permanent Crop, Specialty/Vegetable Row Crop, Commodity Row Crop and Development.

Permanent Crop Segment

        As of June 30, 2015, our Permanent Crop segment consisted of our Kimberly Vineyard, Golden Eagle Ranch, Quail Run Vineyard, Blue Heron Farms and Falcon Farms properties, with an aggregate of 3,069 tillable acres and 3,882 gross acres. However, 77 acres of Quail Run Vineyard are currently subject to development. The leases for these farms terminate between 2016 and 2019. Farms in our Permanent Crop segment are generally subject to participating leases, under which a part or all of the rent is derived from participation in crop revenues or a share of the final crop, often with a fixed base rental amount, and which tend to have longer lease terms of three to five years.

Specialty/Vegetable Row Crop Segment

        As of June 30, 2015, our Specialty/Vegetable Row Crop segment consisted of our Sandpiper Ranch and Sweetwater Farm properties, with an aggregate of 1,608 tillable acres and 1,808 gross acres. The leases for these farms terminate in 2015 and 2016. Farms in our Specialty/Vegetable Row Crop segment are generally subject to fixed leases, with maturities of one to three years that typically include built-in annual escalators at a fixed dollar or percentage amount.

Commodity Row Crop Segment

        As of June 30, 2015, our Commodity Row Crop segment consisted of our Pleasant Plains, Macomb Farm, Kane County Farms and Tillar Farm, with an aggregate of 4,446 tillable acres and 4,726 gross acres. The leases for these farms terminate between 2015 and 2016. Farms in our Commodity Row Crop segment are generally subject to fixed leases, with maturities of one to three years that may include built-in annual escalators at a fixed dollar or percentage amount.

Development Segment

        As of June 30, 2015, our Development segment consisted of our Blue Cypress Farm, Roadrunner Ranch, Condor Ranch (of which a minority 56 mature acres are subject to participating leases), Grassy Island Groves, Pintail Vineyards and Hawk Creek Ranch properties, with an aggregate of 3,487 tillable acres and 4,962 gross acres. Development farms for permanent crops generally will not generate lease income for periods of between four and seven years, depending on the crop, with certain permanent crop types, such as pistachios, taking up to nine years, with others, such as conversions of an orchard to a vegetable farm taking one to three years, and will generally be considered to be development farms until commercially productive. As of the date of this prospectus, five of these farms are expected to become mature and productive in the next three years, including 77 acres of Quail Run Vineyard that are currently subject to development, but which is not included in this segment as the majority of the farm is mature and crop producing.

Critical Accounting Policies and Estimates

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Investments in Real Estate

        Investments in real estate consist of farmland and improvements made to the farmland, consisting of buildings; wells, irrigation and drain systems; and trees and vines acquired in connection with the land purchase. Investments in real estate are recorded at cost. Improvements, replacements and costs of development for new trees and vines, or the repurposing of raw land, are capitalized when they extend the useful life or improve the efficiency of the asset. Costs of repairs and maintenance are expensed as such costs are incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives range from ten to fifteen years for land improvements, twenty-five years for buildings, one to thirty years for trees and vines, and five and eight years for fixtures and equipment, respectively.

Impairment

        We account for the impairment of real estate, including intangible assets, in accordance with ASC 360-10-35, "Property, Plant, and Equipment," which requires us to periodically review the carrying value of each property to determine whether circumstances indicate impairment of the carrying value of the investment exists or if depreciation periods should be modified. If circumstances support the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine whether the carrying value of the investment in such property is recoverable. In performing the analysis, we consider such factors as agricultural and business conditions in the regions in which our farms are located, and the development period (if applicable), and whether there are indications that the fair value of the real estate has decreased. If the carrying amount is more than the aggregate undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

        We evaluate our entire property portfolio each quarter for any impairment indicators and perform an impairment analysis. We concluded that none of our properties were impaired as of June 30, 2015 or 2014 or as of December 31, 2014 or 2013, and we will continue to monitor our portfolio for any indicators of impairment. There have been no impairments recognized on real estate assets since our inception. This evaluation is subjective and is based in part on management's judgment and assumptions, which could differ materially from actual results.

Revenue Recognition

        All leases on farms are classified as operating leases and the related base or fixed rental income from the farms is recognized on a straight-line basis commencing from the effective date of the lease or the acquisition date of the property in the case of in-place leases on properties acquired. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rent receivable. Participating rent is recorded when all contingencies have been resolved such that the tenant is entitled to gross revenues from a packing house, wine producer, shipper, huller processor or other marketing, processing or distributing entity which enables us to estimate and/or measure our share of such gross revenues. As a result, depending on the circumstances described above for a particular lease, in certain instances, participating rent will be recognized by us in the year the crop was harvested, and in other instances, participating rent will be recognized partially in the year of the harvest and the balance in the year following the harvest, or entirely in the year following the harvest.

Purchase Price Allocation

        In some cases, we acquire farmland without a lease in place with newly-originated leases where the seller or related party is not the tenant or in sale-leaseback transactions with newly-originated leases. These transactions are accounted for as asset acquisitions under Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment." In the case of an asset acquisition, the transaction costs incurred are capitalized as part of the purchase price of the asset.

        Other acquisitions involve the acquisition of farmland that is already being operated as rental property and has a lease in place that is assumed at the time of acquisition, which are considered to be business combinations under ASC 805 "Business Combinations." ASC 805 requires that all transaction costs related to the acquisition be expensed as incurred, rather than capitalized.

        Whether an acquisition is treated as an asset acquisition under ASC 360 or business combination under ASC 805, the purchase price must be allocated to the tangible assets acquired and liabilities assumed (if any) consisting of land, buildings, improvements, trees and vines, long-term debt (if any), and identifiable intangible assets and liabilities, typically the value of any in-place leases, as well as above-market and below-market leases, based in each case on their fair values.

        Management's estimates of fair value are made using methods similar to those used by independent appraisers, such as a sales comparison approach, a cost approach, and an income capitalization approach (utilizing a discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical, expected lease-up periods, taking into consideration current market conditions and costs to execute similar leases and the commodity prices for the crops grown and productivity on such properties, where the lease will include a participation in the gross revenues earned by the tenant. Management also considers information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rental income at market rates during the hypothetical, expected lease-up periods, which primarily range from 3 to 12 months, depending on specific local market conditions. Management also estimates costs to execute similar leases, including legal and other related expenses, to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. Management allocates purchase price to the fair value of the tangible assets and liabilities of an acquired property by valuing the property as if it were vacant. The "as-if-vacant" value is allocated to land, buildings, improvements and trees and vines based on management's determination of the fair values of these assets.

        Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in- place leases, measured over a period equal to the remaining, non-cancelable term of the lease. When determining the non-cancelable term of the lease, fixed-rate renewal options, if any, are evaluated to see if they should be included. Prior to 2013, all acquired leases were determined to be at market. In connection with one of our 2013 acquisitions, we allocated $125,000 of the purchase price to a below-market lease, which terminated December 31, 2014. The fair value of capitalized below-market lease intangibles, included in the accompanying our Consolidated Balance Sheets as part of other liabilities, is amortized into rental income over the remaining, non-cancelable term of the lease.

Income Taxes

        For taxable years ended December 31, 2009 through December 31, 2011, the Company was taxed as a regular "C" corporation. However, it did not incur any federal income tax during those periods. The Company elected to be treated as a REIT for U.S. federal income tax purposes, commencing with and in connection with the filing of its federal income tax return for the taxable year ended December 31, 2012. The Operating Partnership qualifies as a partnership for U.S. federal income tax purposes.

        We operate in a manner intended to enable us to qualify as a REIT under Sections 856-860 of the Code. Under these sections, in general, a REIT, which distributes at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains) to its stockholders each year and which meets certain other conditions, will not be taxed on that portion of its taxable income which is distributed to its stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. We pay certain state taxes, which were not significant in 2014.

        The GAAP authoritative guidance for uncertainty in income taxes requires us to determine whether a tax position of ours is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement, which could result in us recording a tax liability that would reduce net assets. We review and evaluate positions in our major jurisdictions and determine whether or not there are uncertain tax positions that require financial statement recognition. Based on management's analysis, we have not recorded any income tax liabilities for uncertain tax positions as of June 30, 2015.

        Management does not believe that we have any tax positions for which it is reasonably possible that the Company will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

New or Revised Accounting Standards Not Yet Effective

        In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) ("ASU 2014-08"). ASU 2014-08 changes the criteria for a disposal to qualify as a discontinued operation and requires additional disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. ASU 2014-08 became effective for us on January 1, 2015 and has no significant impact on our consolidated financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 provides additional guidance for management to reassess revenue recognition as it relates to (1) transfer of control, (2) variable consideration, (3) allocation of transaction price based on relative standalone selling price, (4) licenses, (5) time value of money and (6) contract costs. Further disclosures will be required to provide a better understanding of revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. ASU 2014-09 is effective for us on January 1, 2018, with no early adoption permitted. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) ("ASU 2014-15"). ASU 2014-15 requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles of current U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term "substantial doubt," (2) require an evaluation every reporting period, including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is still present and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for us on January 1, 2017, with early adoption permitted. We do not believe that this pronouncement will have an impact on our consolidated financial statements.

        In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"). ASU 2015-02 significantly changes the consolidation analysis required under U.S. GAAP. ASU 2015-02 is effective for us on January 1, 2016, with early adoption permitted. We do not believe that this pronouncement will have a significant impact on our consolidated financial statements.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

        We may take advantage of these provisions until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.0 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In addition, the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to take advantage of this extended transition period to comply with new or revised financial accounting standards.

Results of Operations

Comparison of the Six Months Ended June 30, 2015 to the Six Months Ended June 30, 2014

Consolidated Results

        Our operating revenues for the periods presented were significantly impacted by acquisitions made during the year ended December 31, 2014. To highlight the effect of changes due to acquisitions, we have separately discussed the components of operating revenues for our same-property portfolio, which includes only farms owned by us for the entirety of both periods presented, and which consists of our Kimberly Vineyard (first tranche), Golden Eagle Ranch, Quail Run Vineyard, Blue Heron Farms, Sweetwater Farm, Sandpiper Ranch, Pleasant Plains, Macomb Farm, Tillar Farm, Kane County Farm, Condor Ranch, Roadrunner Ranch, Grassy Island Groves, Blue Cypress, Hawk Creek Ranch and Pintail Vineyards properties.

	For the Six Months Ended June 30,
	2015	2014	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$2,536,293	$1,601,853	$934,440	58.33%
Same-property portfolio	2,270,864	1,601,853	669,011	41.76%
Participating rent	2,329,564	1,928,039	401,525	20.83%
Same-property portfolio	2,329,564	1,928,039	401,525	20.83%
Recovery of expenses	230,759	154,083	76,676	49.76%
Same-property portfolio	171,509	154,083	17,426	11.31%
Other income	41,800	60,475	(18,675)	(30.88)%
Same-property portfolio	21,800	60,475	(38,675)	(63.95)%

Total operating revenues	5,138,416	3,744,450	1,393,966	37.23%
Same-property portfolio	4,793,737	3,744,450	1,049,287	28.02%
OPERATING EXPENSES:
Depreciation	893,294	735,035	158,259	21.53%
Same-property portfolio	795,191	735,035	60,156	8.18%
Management and performance fees-related party(1)	2,024,796	1,159,387	865,409	74.64%
Property operating expenses	804,414	697,939	106,475	15.26%
Same-property portfolio	653,486	697,939	(44,453)	(6.37)%
Acquisition-related expenses	—	44,712	(44,712)	(100.00)%
Professional fees	234,311	196,145	38,166	19.46%
General and administrative	146,715	116,997	29,718	25.40%

Total operating expenses	4,103,530	2,950,215	1,153,315	39.09%

OPERATING INCOME	1,034,886	794,235	240,651	30.30%

OTHER (INCOME) EXPENSE:
Interest income	(898)	(1,479)	581	39.28%
Interest expense and financing costs	213,490	42,608	170,882	401.09%

Total other expense	212,592	41,129	171,463	416.89%

INCOME BEFORE GAIN ON SALE OF LAND	822,294	753,106	69,188	9.19%
Gain on sale of land	—	54,617	(54,617)	(100.00)%

INCOME BEFORE INCOME TAXES	822,294	807,723	14,571	1.80%
Income tax provision	(79,832)	—	(79,832)	—

NET INCOME	742,462	807,723	(65,261)	(8.08)%
Less net income attributable to non-controlling interests	262,738	215,917	46,821	21.68%

NET INCOME ATTRIBUTABLE TO THE COMPANY	$479,724	$591,806	$(112,082)	(18.94)%

(1)
Performance fees refer to components of the compensation payable to AFA as our external manager pursuant to the terms of our Operating Partnership's existing agreement of limited partnership that were payable prior to the Internalization.

  Total Operating Revenues

        Total operating revenues increased $1,393,966, or 37.23%, from $3,744,450 for the six months ended June 30, 2014 to $5,138,416 for the six months ended June 30, 2015, predominantly due to new leases with existing tenants that provide for higher fixed base rents (Golden Eagle Ranch and Blue Heron Farm), $53,486 in increased revenue received from our Grassy Island Groves property on the portion of the property not being redeveloped, rents from acquisitions made in the fourth quarter of 2014 (the second and larger tranche of Kimberly Vineyard and Falcon Farms) and increased participating rents (from Golden Eagle Ranch and Quail Run Vineyard). Total operating revenues for our same-property portfolio increased $1,049,287, or 28.02%, from $3,744,450 for the six months ended June 30, 2014 to $4,793,737 for the six months ended June 30, 2015, primarily due to new leases with existing tenants that provide for higher fixed base rents (Golden Eagle Ranch and Blue Heron Farm), $53,486 in increased revenue received from our Grassy Island Groves property on the portion of the property not being redeveloped and increased participating rents (from Golden Eagle Ranch and Quail Run Vineyard).

        Fixed rent increased $934,440, or 58.33%, from $1,601,853 for the six months ended June 30, 2014 to $2,536,293 for the six months ended June 30, 2015. The increase was primarily the result of new leases with existing tenants that provide for higher fixed base rents (Golden Eagle Ranch and Blue Heron Farm) in the amount of $624,190, $53,486 in increased revenue received from our Grassy Island Groves property on the portion of the property not being redeveloped and rents from acquisitions made in the fourth quarter of 2014 (the second and larger tranche of Kimberly Vineyard and Falcon Farms). Fixed rent for our same-property portfolio increased by $669,011, or 41.76%, from $1,601,853 for the six months ended June 30, 2014 to $2,270,864 for the six months ended June 30, 2015, for the reasons discussed above, taking out the contribution from the acquisitions in the fourth quarter of 2014.

        Participating rent increased $401,525, or 20.83%, from $1,928,039 for the six months ended June 30, 2014 to $2,329,564 for the six months ended June 30, 2015. This increase was primarily due to Golden Eagle Ranch relating to the increased portion of the crop sold in the first half of 2015 and higher almond prices compared to the first half of 2014, and participating rent from Quail Run Vineyard.

        Recovery of expenses increased $76,676, or 49.76%, from $154,083 for the six months ended June 30, 2014 to $230,759 for the six months ended June 30, 2015. This increase was primarily due to a recovery of taxes in the amount of $59,250 on the second and larger tranche of the Kimberly Vineyard property acquired in the fourth quarter of 2014 and the tenant on Blue Heron Ranch commencing a payment of real estate taxes pursuant to the new lease in the amount of $21,935. Recovery of expenses for our same-property portfolio increased $17,426, or 11.31%, from $154,083 for the six months ended June 30, 2014 to $171,509 for the six months ended June 30, 2015. This increase was primarily due to the tenant on Blue Heron Ranch commencing a payment of real estate taxes pursuant to the new lease, offset by lower real estate taxes incurred on the Quail Run Vineyard property and consequently, a lower recovery from the tenant.

        Other income was $41,800 for the six months ended June 30, 2015 as opposed to $60,475 for the six months ended June 30, 2014, a decrease of $18,675. Other income for the six months ended June 30, 2015 included $20,000 of income for our Falcon Farms properties received from a soil excavation company to extract soil material from one of the tracts on the property and $21,500 of income for water rights and excess usage of the well on our Sandpiper Ranch property. In 2014 we received $39,600 related to the sale of palm trees from our Blue Cypress Farm property, $7,504 of income for water rights and excess usage of the well on our Sandpiper Ranch property and $13,371 relating to the granting of easements on our Macomb Farm property.

  Total Operating Expenses

        Total operating expenses increased $1,153,315, or 39.09%, from $2,950,215 for the six months ended June 30, 2014 to $4,103,530 for the six months ended June 30, 2015. Operating expenses increased in part due to increased depreciation of $158,259. The increase in depreciation was primarily due to depreciation of $98,104 relating to our acquisitions made in the fourth quarter of 2014 (the second and larger tranche of Kimberly Vineyard and Falcon Farms), and $34,665 relating to our existing Golden Eagle Ranch property. Management and performance fees-related party increased by $865,409 due to higher total assets for purposes of the management fees and increased performance fees due to the higher funds from operations and capital appreciation generated in 2015. Such costs are not expected to continue following the Internalization. Property operating expenses increased by $106,475 during the six months ended June 30, 2015. Of the $106,475 increase in property operating expenses, $150,928 related to our acquisitions made in the fourth quarter of 2014 ($45,735 in management fees, $92,166 in real estate taxes, $9,644 in repairs and maintenance, and $3,382 in insurance) and $34,382 related to increased management fees commensurate with the increased revenues from our same-property portfolio. This was partially offset by property operating costs incurred in 2014 relating to the Hawk Creek Ranch and Pintail Vineyards properties from which we were entitled to participating revenues related to leases assumed at the time the properties were purchased. As a result, our development properties incurred management fees and real estate taxes associated with this revenue in 2014, which ceased once the leases expired. These expenses are currently being capitalized, as these two properties are under development.

  Total Other Expense

        Total other expense increased $171,463, or 416.89%, from $41,129 for the six months ended June 30, 2014 to $212,592 for the six months ended June 30, 2015. The increase in total other expense arises from interest paid on the original credit facility, which was drawn down in the fourth quarter of 2014, and the increased deferred financing costs incurred in establishing the additional credit facility in the first quarter of 2015.

Permanent Crop Segment

        Our permanent crop segment operating revenues for the periods presented were impacted by acquisitions made during the last quarter of 2014. To highlight the effect of changes due to acquisitions, we have separately discussed the components of operating revenues and property-specific operating expenses for our same-property portfolio, which includes the first tranche for Kimberly Vineyard, Golden Eagle Ranch, Quail Run Vineyard and Blue Heron Farm, permanent crop farms owned by us for the entirety of both periods presented. In the fourth quarter of 2014, we closed two acquisitions of permanent crop properties, Falcon Farms and a second and larger tranche for the Kimberly Vineyard property.

	For the Six Months Ended June 30,
	2015	2014	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$1,109,005	$228,561	$880,444	385.21%
Same-property portfolio	843,575	228,561	615,014	269.08%
Participating rent	2,331,486	1,927,909	403,577	20.93%
Same-property portfolio	2,331,486	1,927,909	403,577	20.93%
Recovery of expenses	178,203	99,630	78,573	78.86%
Same-property portfolio	118,952	99,630	19,322	19.39%
Other income	20,000	—	20,000	—

Total operating revenues	3,638,694	2,256,100	1,382,594	61.28%
Same-property portfolio	3,294,013	2,256,100	1,037,913	46.00%
OPERATING EXPENSES:
Depreciation	730,570	582,276	148,294	25.47%
Same-property portfolio	632,466	582,276	50,190	8.62%
Property operating expenses	418,924	228,360	190,564	83.45%
Same-property portfolio	267,996	228,360	39,636	17.36%
Acquisition-related expenses	—	220	(220)	(100.00)%
Professional fees	1,931	5,952	(4,021)	(67.56)%

Total operating expenses	1,151,425	816,808	334,617	40.97%

OPERATING INCOME	$2,487,269	$1,439,292	$1,047,977	72.81%

  Total Operating Revenues

        Total operating revenues for our permanent crop segment increased $1,382,594, or 61.28%, from $2,256,100 for the six months ended June 30, 2014 to $3,638,694 for the six months ended June 30, 2015, which increase was primarily due to new leases with existing tenants that provide for higher fixed base rents (Golden Eagle Ranch and Blue Heron Farm), rents from acquisitions made in the fourth quarter of 2014 (the second and larger tranche of Kimberly Vineyard and Falcon Farms) and increased participating rents (from Golden Eagle Ranch and Quail Run Vineyard). Total operating revenues for our same-property permanent crop portfolio increased $1,037,913, or 46.00%, from $2,256,100 for the six months ended June 30, 2014 to $3,294,013 for the six months ended June 30, 2015, due to new leases with existing tenants that provide for higher fixed base rents (Golden Eagle Ranch and Blue Heron Farm) and increased participating rents (from Golden Eagle Ranch and Quail Run Vineyard).

        Fixed rent for our permanent crop segment increased $880,444, or 385.21%, from $228,561 for the six months ended June 30, 2014 to $1,109,005 for the six months ended June 30, 2015. The increase was primarily due to new leases with existing tenants that provide for higher fixed base rents (Golden Eagle Ranch and Blue Heron Farm) and rents from acquisitions made in the fourth quarter of 2014 (the second and larger tranche of Kimberly Vineyard and Falcon Farms). Fixed rent for our same-property permanent crop portfolio increased $615,014, or 269.08%, from $228,561 for the six months ended June 30, 2014 to $843,575 for the six months ended June 30, 2015, most of which related to new leases with existing tenants that provide for higher fixed base rents (Golden Eagle Ranch and Blue Heron Farm).

        Participating rent for our permanent crop segment (which is the same for our same-property portfolio) increased $403,577, or 20.93%, from $1,927,909 for the six months ended June 30, 2014 to $2,331,486 for the six months ended June 30, 2015. This increase was primarily due to Golden Eagle Ranch related to the increased portion of the crop sold in the first half of 2015, higher almond prices compared to the first half of 2014 and participating rent from Quail Run Vineyard.

        Recovery of expenses for our permanent crop segment increased $78,573, or 78.86%, from $99,630 for the six months ended June 30, 2014 to $178,203 for the six months ended June 30, 2015. This increase was primarily due to a recovery of taxes in the amount of $59,250 on the second and larger tranche of the Kimberly Vineyard property acquired in the fourth quarter of 2014 and the tenant on Blue Heron Ranch commencing a payment of real estate taxes pursuant to the new lease in the amount of $21,935. Recovery of expenses for our same-property permanent crop portfolio increased $19,322, or 19.39%, from $99,630 for the six months ended June 30, 2014 to $118,952 for the six months ended June 30, 2015. This increase was primarily due to the tenant on Blue Heron Ranch commencing a payment of real estate taxes pursuant to the new lease, offset by lower real estate taxes incurred on the Quail Run Vineyard property and, consequently, a lower recovery from the tenant.

        Other income was $20,000 for the six months ended June 30, 2015, which was the result of income our Falcon Farms properties received from a soil excavation company to extract soil material from one of the tracts on the property.

  Total Operating Expenses

        Total operating expenses for our permanent crop segment increased $334,617, or 40.97%, from $816,808 for the six months ended June 30, 2014 to $1,151,425 for the six months ended June 30, 2015. The increase in depreciation was primarily due to depreciation of $98,104 relating to our acquisitions made in the fourth quarter of 2014 (the second and larger tranche of Kimberly Vineyard and Falcon Farms) and $34,665 related to our existing Golden Eagle Ranch property. Of the $190,564 increase in property operating expenses, $150,928 related to our acquisitions made in the fourth quarter of 2014 ($45,735 in management fees, $92,166 in real estate taxes, $9,644 in repairs and maintenance, and $3,382 in insurance) and $33,712 related to increased management fees commensurate with the increased revenues from our same-property portfolio.

Specialty/Vegetable Row Crop Segment

        We owned all of our specialty/vegetable row crop farms (Sweetwater Farm and Sandpiper Ranch) for the entirety of the six months ended June 30, 2015 and June 30, 2014.

	For the Six Months Ended June 30,
	2015	2014	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$385,450	$385,450	—	—
Recovery of expenses	46,218	48,284	$(2,066)	(4.28)%
Other income	21,500	7,504	13,996	186.51%

Total operating revenues	453,168	441,238	11,930	2.70%
OPERATING EXPENSES:
Depreciation	47,193	41,825	5,368	12.83%
Property operating expenses	81,815	82,282	(467)	(0.57)%
Professional fees	1,062	2,166	(1,104)	(50.97)%

Total operating expenses	130,070	126,273	3,797	3.01%

OPERATING INCOME	$323,098	$314,965	$8,133	2.58%

Total Operating Revenues

        Total operating revenues for our specialty/vegetable row crop segment increased $11,930, or 2.70%, from $441,238 for the six months ended June 30, 2014 to $453,168 for the six months ended June 30, 2015, which increase was primarily the result of increased income for water rights and excess usage of the well on our Sandpiper Ranch property.

        Fixed rent was $385,450 for the six months ended June 30, 2014 and the six months ended June 30, 2015.

        Recovery of expenses decreased $2,066, or 4.28%, from $48,284 for the six months ended June 30, 2014 to $46,218 for the six months ended June 30, 2015. The decrease was attributable to the lower real estate taxes we were required to pay on our Sandpiper Ranch property and, hence, the lower amount our tenant was required to reimburse us for.

        Other income increased $13,996, or 186.51%, from $7,504 for the six months ended June 30, 2014 to $21,500 for the six months ended June 30, 2015. This increase was the result of increased income for water rights and excess usage of the well on our Sandpiper Ranch property.

Total Operating Expenses

        Total operating expenses for our specialty/vegetable row crop segment increased $3,797, or 3.01%, from $126,273 for the six months ended June 30, 2014 to $130,070 for the six months ended June 30, 2015. The increase in operating expenses was attributable to increased depreciation of $5,368 from our Sweetwater Farm property, offset by lower property operating expenses (principally due to real estate taxes) and lower professional fees.

Commodity Row Crop Segment

        We owned all of our commodity row crop farms (Pleasant Plains, Macomb Farm, Tillar Farm and Kane County Farm) for the entirety of the six months June 30, 2015 and June 30, 2014.

	For the Six Months Ended June 30,
	2015	2014	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$797,379	$796,869	$510	0.06%
Other income	300	13,371	(13,071)	(97.76)%

Total operating revenues	797,679	810,240	(12,561)	(1.55)%
OPERATING EXPENSES:
Depreciation	1,535	1,535	—	—
Property operating expenses	147,892	136,187	11,705	8.59%

Total operating expenses	149,427	137,722	11,705	8.50%

OPERATING INCOME	$648,252	$672,518	$(24,266)	(3.61)%

Total Operating Revenues

        Total operating revenues for our commodity row crop segment decreased $12,561, or 1.55%, from $810,240 for the six months ended June 30, 2014 to $797,679 for the six months ended June 30, 2015, primarily attributable to substantially lower other income (derived from the granting of easements) we received from our Macomb Farm property.

        Fixed rent increased $510, or 0.06%, from $796,869 for the six months ended June 30, 2014 to $797,379 for the six months ended June 30, 2015, all of which was attributable to our Kane County Farm.

Total Operating Expenses

        Total operating expenses for our commodity row crop segment increased $11,705, or 8.50%, from $137,722 for the six months ended June 30, 2014 to $149,427 for the six months ended June 30, 2015. The increase in property operating expenses was substantially the result of higher real estate taxes on our Kane County Farm and Pleasant Plains properties.

Development Segment

        We owned all of our development segment farms for the entirety of the six months June 30, 2015 and June 30, 2014. Our development segment operating revenues are generated from Condor Ranch and Grassy Island Groves on the portion of the property that is not under development. We derived no revenues from our other properties under development, Roadrunner Ranch, Blue Cypress, Hawk Creek Ranch and Pintail Vineyards.

	For the Six Months Ended June 30,
	2015	2014	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$244,459	$190,973	$53,486	28.01%
Participating rent	(1,922)	130	(2,052)	(1578.46)%
Recovery of expenses	6,338	6,169	169	2.74%
Other income	—	39,600	(39,600)	(100.00)%

Total operating revenues	248,875	236,872	12,003	5.07%
OPERATING EXPENSES:
Depreciation	113,996	109,399	4,597	4.20%
Property operating expenses	155,783	251,110	(95,327)	(37.96)%
Acquisition-related expenses	—	44,492	(44,492)	(100.00)%
Professional fees	2,172	3,216	(1,044)	(32.46)%

Total operating expenses	271,951	408,217	(136,266)	(33.38)%

OPERATING LOSS	$(23,076)	$(171,345)	$148,269	86.53%

Total Operating Revenues

        Total operating revenues for our development segment increased $12,003, or 5.07%, from $236,872 for the six months ended June 30, 2014 to $248,875 for the six months ended June, 2015, which increase was primarily attributable to $53,486 in increased revenue received from our Grassy Island Groves property on the portion of the property not being redeveloped, offset by the fact we derived no other income in 2015.

        Fixed rent for our development segment increased $53,486, or 28.01%, from $190,973 for the six months ended June 30, 2014 to $244,459 for the six months ended June 30, 2015, which increase was attributable to increased revenue received from our Grassy Island Groves property on the portion of the property not being redeveloped.

        Recovery of expenses for our development segment increased $169, or 2.74%, from $6,169 for the six months ended June 30, 2014 to $6,338 for the six months ended June 30, 2015. This increase was directly related to higher real estate taxes we paid on the Condor Ranch property, all of which is recovered by the tenant on that property.

        We received $39,600 in other income during the six months ended June 30, 2014 related to the sale of palm trees from our Blue Cypress Farm property and no such income during the six months ended June 30, 2015.

Total Operating Expenses

        Total operating expenses for our development segment decreased $136,266, or 33.38%, from $408,217 for the six months ended June 30, 2014 to $271,951 for the six months ended June 30, 2015. Property operating expenses decreased by $95,327 in 2015. This is attributable to lower crop costs on the Grassy Island Groves property of $61,266 and the fact that, in 2014, Hawk Creek Ranch and Pintail Vineyards were entitled to participating revenues related to leases assumed at the time the properties were purchased. As a result, our development properties incurred management fees and real estate taxes associated with this revenue in 2014 of $39,189, which ceased once the leases expired. These expenses are currently being capitalized as these two properties are under development. Lastly, we did not incur any acquisition related expenses in 2015.

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013

Consolidated Results

        Our operating revenues for the periods presented were significantly impacted by acquisitions made during the years ended December 31, 2014 and 2013. To highlight the effect of changes due to acquisitions, we have separately discussed the components of operating revenues and property-specific operating expenses for our same-property portfolio, which includes only farms owned by us for the entirety of both periods presented, and which consists of our Kimberly Vineyard, Golden Eagle Ranch, Quail Run Vineyard, Sweetwater Farm, Sandpiper Ranch, Pleasant Plains, Macomb Farm, Tillar Farm, Kane County Farm, Condor Ranch, Roadrunner Ranch and Grassy Island Groves properties.

	For the Year Ended December 31,
	2014	2013	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$3,289,130	$3,191,581	$97,549	3.06%
Same-property portfolio	3,165,695	3,173,063	(7,368)	(0.23)%
Participating rent	3,608,309	2,070,989	1,537,320	74.23%
Same-property portfolio	2,856,340	2,070,989	785,351	37.92%
Recovery of expenses	310,643	317,561	(6,918)	(2.18)%
Same-property portfolio	307,744	317,561	(9,817)	(3.09)%
Other income	52,981	135,803	(82,822)	(60.99)%
Same-property portfolio	13,371	96,497	(83,126)	(86.14)%

Total operating revenues	7,261,063	5,715,934	1,545,129	27.03%
Same-property portfolio	6,343,150	5,658,110	685,040	12.11%
OPERATING EXPENSES:
Depreciation	1,530,911	1,265,275	265,636	20.99%
Same-property portfolio	1,233,929	1,219,310	14,619	1.20%
Management and performance fees-related party(1)	2,528,255	2,060,741	467,514	22.69%
Property operating expenses	1,351,655	1,083,729	267,926	24.72%
Same-property portfolio	1,190,146	1,063,394	126,752	11.92%
Acquisition-related expenses	44,712	431,309	(386,597)	(89.63)%
Professional fees	406,008	342,291	63,717	18.61%
General and administrative	273,321	175,491	97,830	55.75%

Total operating expenses	6,134,862	5,358,836	776,026	14.48%

OPERATING INCOME	1,126,201	357,098	769,103	215.38%

OTHER (INCOME) EXPENSE:
Interest income	(1,980)	(23,483)	21,503	91.57%
Interest expense and financing costs	119,094	10,382	108,712	1047.12%

Total other expense	117,114	(13,101)	130,215	993.93%

INCOME BEFORE GAIN ON SALE OF LAND	1,009,087	370,199	638,888	172.58%
Gain on sale of land	47,701	463,478	(415,777)	(89.71)%

NET INCOME	1,056,788	833,677	223,111	26.76%
Less net income attributable to non-controlling interests	346,071	280,226	65,845	23.5%

NET INCOME ATTRIBUTABLE TO THE COMPANY	$710,717	$553,451	$157,266	28.42%

(1)
Performance fees refer to components of the compensation payable to AFA as our external manager pursuant to the terms of our operating partnership's existing agreement of limited partnership. Following the Internalization, payment of these amounts will no longer be applicable.

  Total Operating Revenues

        Total operating revenues increased $1,545,129, or 27.03%, during the year ended December 31, 2014, as compared to the year ended December 31, 2013, predominantly due to an increase in participating rent as more fully described below. Total operating revenues for our same-property portfolio increased $685,040, or 12.11%, from $5,658,110 for the year ended December 31, 2013 to $6,343,150 for the year ended December 31, 2014, primarily due to increases in participating rents partially offset by lower other income.

        Fixed rent increased $97,549, or 3.06%, from $3,191,581 for the year ended December 31, 2013 to $3,289,130 for the year ended December 31, 2014. The increase was primarily the result of a renewed lease on our Sweetwater Farm property, increased revenues from our Grassy Island Groves property and income from Blue Heron Farms, which was acquired in 2013, partially offset by decreases that were not a result of less favorable leases, but rather changes in lease structure (Quail Run Vineyard) and the duration of the lease (Kane County Farm). The lower fixed rent from our Quail Run Vineyard stemmed from the terms of the lease changing from a fixed lease prior to 2014 to a combination of a participating lease with a base rent component. In addition, there was a decline in leaseable acres as certain acreage was taken out of production to be redeveloped. While the rent per acre stayed the same under the renegotiated leases for our Kane County Farm, the term of the lease changed to 24 months from the previous 22 month term, which impacted the proportional straight lining of rental amounts. Fixed rent for our same-property portfolio declined by $7,368, or 0.23%, from $3,173,063 for the year ended December 31, 2013 to $3,165,695 for the year ended December 31, 2014, for the reasons discussed above, taking out the contribution Blue Heron made, which is not considered a part of the same-property portfolio.

        Participating rent increased $1,537,320, or 74.23%, from $2,070,989 for the year ended December 31, 2013 to $3,608,309 for the year ended December 31, 2014. This increase was primarily due to (i) Golden Eagle Ranch relating to increased crop prices, (ii) participating rent from Quail Run Vineyard resulting from a new lease, (iii) contributions from Blue Heron Farm, Hawk Creek Ranch and Pintail Vineyard properties acquired in 2013 and (iv) Condor Ranch, which did not generate participating revenues in 2013. Participating rent for our same-property portfolio increased $785,351, or 37.92%, from $2,070,989 for the year ended December 31, 2013 to $2,856,340 for the year ended December 31, 2014, primarily due to increases from Golden Eagle Ranch of $606,864, Quail Run Vineyard of $165,379, whose prior lease did not require any participating payments, and Condor Ranch, which did not generate any participating revenues in 2013.

        Recovery of expenses decreased $6,918, or 2.18%, from $317,561 for the year ended December 31, 2013 to $310,643 for the year ended December 31, 2014. This decrease was primarily due to lower real estate taxes charged to our properties that are subject to recovery by our tenants on an aggregate basis, partially offset by the tenant commencing a payment of real estate taxes on the Blue Heron Ranch property. Recovery of expenses for our same-property portfolio decreased $9,817, or 3.09%, from $317,561 for the year ended December 31, 2013 to $307,744 for the year ended December 31, 2014. This decrease was primarily due to lower real estate taxes charged to our properties that are subject to recovery by our tenants on an aggregate basis.

        Other income was $52,981 for the year ended December 31, 2014 as opposed to $135,803 for the year ended December 31, 2013. The 2014 income was the result of $13,381 in additional income related to our Macomb Farm property for payments we received in connection with minor easements we granted to utilities associated with 79 expropriated acres in 2013 and sales of palm trees on our Blue Cypress property in the amount of $39,600. In 2013, we received income from the sale of equipment on our Roadrunner Ranch property as well as from our Macomb Farm property for payments in connection with minor easements we granted to the utilities.

  Total Operating Expenses

        Total operating expenses increased $776,026, or 14.48%, from $5,358,836 for the year ended December 31, 2013 to $6,134,862 for the year ended December 31, 2014. Operating expenses increased in part due to increased depreciation of $265,636. $222,722 of this increase in depreciation is due to

Blue Heron Ranch, which was acquired in November 2013. Management and performance fees-related party increased by $467,514 due to (i) higher total assets for purposes of the management fees and (ii) increased performance fees due to the higher funds from operations and capital appreciation generated in 2014. Such costs are not expected to continue following the Internalization. Property operating expenses increased by $267,926, attributable to an increase of $191,767 in costs to support the revenue we collected for Grassy Island Groves on the portion of that property that is not being redeveloped, increased management fees correlated to increased revenues and increased real estate taxes. Same property operating expenses increased $126,752, or 11.92%, from $1,063,394 for the year ended December 31, 2013 to $1,190,146 for the year ended December 31, 2014. This increase in same-property operating expenses was due to $200,419 in increased crop costs (most of which relates to Grassy Island Groves as described above), offset by $87,140 in less money spent on repairs and maintenance, the majority of which relates to Quail Run Vineyard, for which we spent $67,101 on repairs and maintenance in 2013. Acquisition related expenses declined in 2014 compared to 2013, as only one small acquisition in 2014 was classified as a business combination for which the acquisition costs were expensed, as opposed to the majority of the properties acquired in 2013.

  Total Other Expense

        Total other expense increased $130,215, or 993.93%, from $(13,101) for the year ended December 31, 2013 to $117,114 for the year ended December 31, 2014. The increase in total other expense arises from interest paid on the original credit facility and the amortization of the deferred closing costs associated with our original revolving credit facility for the full year of 2014, less interest earned on cash balances as cash was used to acquire additional farms.

Permanent Crop Segment

        Our permanent crop segment operating revenues for the periods presented were impacted by acquisitions made during the year ended December 31, 2013. To highlight the effect of changes due to acquisitions, we have separately discussed the components of operating revenues and property-specific operating expenses for our same-property portfolio, which includes Kimberly Vineyard, Golden Eagle Ranch and Quail Run Vineyard, permanent crop farms owned by us for the entirety of both periods presented. In the fourth quarter of 2013, we acquired Blue Heron Farm (for which the revenues we received in 2013 were not meaningful) and in the fourth quarter of 2014, we closed two acquisitions of permanent crop properties, Falcon Farms (for which we received no revenues in 2014) and a second tranche for the Kimberly Vineyards property (for which the revenues we received in 2014 were not meaningful).

	For the Year Ended December 31,
	2014	2013	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$546,638	$700,499	$(153,861)	(21.96)%
Same-property portfolio	423,203	681,981	(258,778)	(37.95)%
Participating rent	3,476,103	2,071,158	1,404,945	67.83%
Same-property portfolio	2,824,759	2,071,158	753,601	36.39%
Recovery of expenses	201,469	197,309	4,160	2.11%
Same-property portfolio	198,570	197,309	1,261	0.64%
Other income	10	—	10	—

Total operating revenues	4,224,220	2,968,966	1,255,254	42.28%
Same-property portfolio	3,446,532	2,950,448	496,084	16.81%
OPERATING EXPENSES:
Depreciation	1,217,095	1,053,829	163,266	15.49%
Same-property portfolio	965,530	1,033,779	(68,249)	(6.60)%
Property operating expenses	457,886	429,373	28,513	6.64%
Same-property portfolio	355,114	416,943	(61,829)	(14.83)%
Acquisition-related expenses	220	187,872	(187,652)	(99.88)%
Professional fees	14,182	3,039	11,143	366.67%

Total operating expenses	1,689,383	1,674,113	15,270	0.91%

OPERATING INCOME	$2,534,837	$1,294,853	$1,239,984	95.76%

  Total Operating Revenues

        Total operating revenues for our permanent crop segment increased $1,255,254, or 42.28%, from $2,968,966 for the year ended December 31, 2013 to $4,224,220 for the year ended December 31, 2014, which increase was primarily due to an increase in participating rent offset by a decline in fixed rents, as more fully described below. Total operating revenues for our same-property permanent crop portfolio increased $496,084, or 16.81%, from $2,950,448 for the year ended December 31, 2013 to $3,446,532 for the year ended December 31, 2014, also due to the increase in participating rent offsetting lower fixed rents.

        Fixed rent for our permanent crop segment decreased $153,861, or 21.96%, from $700,499 for the year ended December 31, 2013 to $546,638 for the year ended December 31, 2014. Our Quail Run Vineyard property produced $339,029 less fixed rent in 2014 as the terms of the lease were negotiated from a fixed lease prior to 2014 to a combination of a fixed lease and participation lease with a base rent component, and certain acreage was taken out of production to be redeveloped. This reduction in fixed rent was partially offset by $123,435 we received from the Blue Heron Farms property we acquired during the fourth quarter of 2013. Fixed rent for our same-property permanent crop portfolio decreased $258,778, or 37.95%, from $681,981 for the year ended December 31, 2013 to $423,203 for the year ended December 31, 2014, most of which related to Quail Run Vineyard for the reasons stated above, offset by a base rent payable by the tenant of Golden Eagle Ranch whose new lease requires a small base rent.

        Participating rent for our permanent crop segment increased $1,404,945, or 67.83%, from $2,071,158 for the year ended December 31, 2013 to $3,476,103 for the year ended December 31, 2014. This increase was primarily due to (i) Golden Eagle Ranch relating to increased crop prices and (ii) participating rent from Quail Run Vineyard resulting from a new lease and a contribution of $651,344 from Blue Heron Farm, neither of which generated participating revenues in 2013. Participating rent for our same-property permanent crop portfolio increased $753,601 or 36.39%, from

$2,071,158 for the year ended December 31, 2013 to $2,824,759 for the year ended December 31, 2014, primarily due to increases from Golden Eagle Ranch of $606,864 and Quail Run Vineyard of $165,379, whose prior lease did not require any participating payments.

        Recovery of expenses for our permanent crop segment increased $4,160, or 2.11%, from $197,309 for the year ended December 31, 2013 to $201,469 for the year ended December 31, 2014. This increase was primarily due to higher real estate taxes charged to our properties that are subject to recovery by our tenants for Kimberly Vineyard and Golden Eagle Ranch and the tenant on Blue Heron Ranch commencing a payment of real estate taxes, offset by a lower recovery from Quail Run Vineyard as acreage was removed from a lease in 2014 to be redeveloped. Recovery of expenses for our same-property permanent crop portfolio increased $1,261, or 0.64%, from $197,309 for the year ended December 31, 2013 to $198,570 for the year ended December 31, 2014. This increase was primarily due to higher real estate taxes charged to our properties that are subject to recovery by our tenants for Kimberly Vineyard and Golden Eagle Ranch, offset by a lower recovery from Quail Run Vineyard.

  Total Operating Expenses

        Total operating expenses for our permanent crop segment increased $15,270, or 0.91%, from $1,674,113 for the year ended December 31, 2013 to $1,689,383 for the year ended December 31, 2014. This increase was primarily due to increases in depreciation of $222,721 relating to our Blue Heron Farms property acquired in the fourth quarter of 2013, partially offset by lower depreciation of $72,072 relating to our Golden Eagle Ranch property. Depreciation for our permanent crop segment same-property portfolio decreased by $68,249, principally due to the fully depreciated trees at the end of 2013 and the transition between development and mature trees acreage. Property operating expenses were higher in 2014 due to increased real estate taxes, including $25,298 relating to our Blue Heron Farms property, management fees related to higher revenues received during the year ended December 31, 2014, which increase was partially offset by us not incurring any repairs and maintenance expenses on the Quail Run Vineyard property during the year ended December 31, 2014. Property operating expenses for our same-property permanent crop portfolio decreased by $61,829. $80,471 of this decrease related to repairs and maintenance for Golden Eagle Ranch and Quail Run Vineyard that were incurred in 2013, whereas no repairs and maintenance costs were incurred in 2014. This decrease was partially offset by management fees for the same-property portfolio, which increased by $22,430 commensurate with the increased operating revenue.

Specialty/Vegetable Row Crop Segment

        We owned all of our specialty/vegetable row crop farms for the entirety of the years ended December 31, 2014 and December 31, 2013.

	For the Year Ended December 31,
	2014	2013	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$785,904	$681,860	$104,044	15.26%
Recovery of expenses	96,394	100,625	(4,231)	(4.20)%

Total operating revenues	882,298	782,485	99,813	12.76%
OPERATING EXPENSES:
Depreciation	90,213	77,695	12,518	16.11%
Property operating expenses	164,877	165,804	(927)	(0.56)%
Professional fees	2,166	3,103	(937)	(30.20)%

Total operating expenses	257,256	246,602	10,654	4.32%

OPERATING INCOME	$625,042	$535,883	$89,159	16.64%

  Total Operating Revenues

        Total operating revenues for our specialty/vegetable row crop segment increased $99,813, or 12.76%, from $782,485 for the year ended December 31, 2013 to $882,298 for the year ended December 31, 2014, which increase was primarily the result of higher fixed rents attributable to a renewed lease on our Sweetwater Farm property.

        Fixed rent increased $104,044, or 15.26%, from $681,860 for the year ended December 31, 2013 to $785,904 for the year ended December 31, 2014. This increase was related to the increased rent from our Sweetwater Farm property as discussed above.

        Recovery of expenses decreased $4,231, or 4.20%, from $100,625 for the year ended December 31, 2013 to $96,394 for the year ended December 31, 2014. The decrease was attributable to the lower real estate taxes we were required to pay on our Sandpiper Ranch property.

  Total Operating Expenses

        Total operating expenses for our specialty/vegetable row crop segment increased $10,654, or 4.32%, from $246,602 for the year ended December 31, 2013 to $257,256 for the year ended December 31, 2014. The increase in operating expenses was attributable to increased depreciation of $12,518 from our Sweetwater Farm property.

Commodity Row Crop Segment

        We owned all of our commodity row crop farms for the entirety of the years ended December 31, 2014 and December 31, 2013. In 2013, the Illinois Department of Transportation expropriated 79 of the gross 518 acres of our Macomb Farm for purposes of building a new state road. The State of Illinois paid us a total of $1,723,800, of which $1,106,300 was attributable to the acreage expropriated and $617,500 was attributable to the diminished value of the remaining acreage. We disputed the overall consideration paid by the State of Illinois. A settlement for additional compensation was reached in February 2014 with the State of Illinois, whereby we received $245,350 in additional compensation,

$61,700 of which related to the acreage expropriated and $183,650 of which related to the diminution in value of the remaining acreage.

	For the Year Ended December 31,
	2014	2013	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$1,593,738	$1,615,224	$(21,486)	(1.33)%
Other income	13,371	96,497	(83,126)	(86.14)%

Total operating revenues	1,607,109	1,711,721	(104,612)	(6.11)%
OPERATING EXPENSES:
Depreciation	3,071	3,070	1	0.03%
Property operating expenses	266,559	261,739	4,820	1.84%

Total operating expenses	269,630	264,809	4,821	1.82%

OPERATING INCOME	$1,337,479	$1,446,912	$(109,433)	(7.56)%

Total Operating Revenues

        Total operating revenues for our commodity row crop segment decreased $104,612, or 6.11%, from $1,711,721 for the year ended December 31, 2013 to $1,607,109 for the year ended December 31, 2014, primarily attributable to lower other income we received in connection with minor easements we granted to utilities associated with the 79 expropriated acres of our Macomb Farm property discussed above.

        Fixed rent decreased $21,486, or 1.33%, from $1,615,224 for the year ended December 31, 2013 to $1,593,738 for the year ended December 31, 2014. Most of this decrease was attributable to renegotiated leases for our Kane County Farm property, under which fixed rent declined by $63,101 compared to 2013, offset by increased rents from our Macomb Farm and Tillar Farm properties from renewed leases at higher rates. During 2013, our Kane County Farm property earned proportional rent for a 22-month lease with the same aggregate rent amount as the 24-month lease for that property that commenced January 1, 2014. As a consequence, the monthly straight-lined rent for our Kane County Farm property was higher during 2013 than during 2014.

Total Operating Expenses

        Total operating expenses for our commodity row crop segment increased $4,821, or 1.82%, from $264,809 for the year ended December 31, 2013 to $269,630 for the year ended December 31, 2014. The increase in property operating expenses was the result of slightly higher real estate taxes, offset by lower management fees, which was correlated to decreased rental income.

Development Segment

        Our development segment operating revenues for the periods presented were significantly impacted by acquisitions made during the year ended December 31, 2013. To highlight the effect of changes due to acquisitions, we have separately discussed the components of operating revenues and property-specific operating expenses for our same-property portfolio, which includes Condor Ranch and Grassy Island Groves as well as Roadrunner Ranch (for which we received no revenues in either 2013 or 2014), which generated revenues on the portion of the property that is not under development.

	For the Year Ended December 31,
	2014	2013	$ Change	% Change
OPERATING REVENUES:
Fixed rent	$362,850	$193,998	$168,852	87.04%
Same-property portfolio	362,850	193,998	168,852	87.04%
Participating rent	132,206	(169)	132,375	N/M
Same-property portfolio	31,581	(169)	31,750	N/M
Recovery of expenses	12,780	19,627	(6,847)	(34.89)%
Same-property portfolio	12,780	19,627	(6,847)	(34.89)%
Other income	39,600	39,306	294	0.75%

Total operating revenues	547,436	252,762	294,674	116.58%
Same-property portfolio	407,211	213,456	193,755	90.77%
OPERATING EXPENSES:
Depreciation	220,532	130,681	89,851	68.76%
Same-property portfolio	175,115	104,765	70,350	67.15%
Property operating expenses	462,333	226,813	235,520	103.84%
Same-property portfolio	403,596	218,906	184,690	84.37%
Acquisition-related expenses	44,492	243,437	(198,945)	(81.72)%
Professional fees	3,424	1,290	2,134	165.43%

Total operating expenses	730,781	602,221	128,560	21.35%

OPERATING LOSS	$(183,345)	$(349,459)	$166,114	47.53%

Total Operating Revenues

        Total operating revenues for our development segment increased $294,674, or 116.58%, from $252,762 for the year ended December 31, 2013 to $547,436 for the year ended December 31, 2014, which increase was primarily attributable to increased revenue received from our Grassy Island Groves property in 2014 on the portion of the property not being redeveloped and participating rents from Hawk Creek Ranch and Pintail Vineyard properties, which were acquired at the end of 2013. Total operating revenues for our same-property development portfolio increased $193,755, or 90.77%, from $213,456, for the year ended December 31, 2013 to $407,211 for the year ended December 31, 2014, primarily due to increased revenue received from our Grassy Island Groves property and participating rent being received from our Condor Ranch property.

        Fixed rent for our development segment (including our same-property development portfolio) increased $168,852, or 87.04%, from $193,998 for the year ended December 31, 2013 to $362,850 for the year ended December 31, 2014. This increase was the result of increased revenue received from our Grassy Island Groves property in 2014 on the portion of the property not being redeveloped.

        Participating rent for our development segment increased $132,375 from $(169) for the year ended December 31, 2013 to $132,206 for the year ended December 31, 2014, which increase was primarily attributable to participating rents from Hawk Creek Ranch and Pintail Vineyard properties, which were acquired at the end of 2013, and Condor Ranch, which was acquired in 2011. The Hawk Creek Ranch and Pintail Vineyard revenues arose from leases in place when the properties were acquired and have ceased as both properties are currently in the process of being redeveloped for better use. Participating rent for our same-property development portfolio increased $31,750 from $(169) for the year ended December 31, 2013 to $31,581, for the year ended December 31, 2014, due to income received from our Condor Ranch property from a minor portion of the property that has mature lemons and avocados covered by a participating lease. We received no participating rent from the Condor Ranch property in 2013, as we pruned the trees on that property as per customary practice to improve long term viability of the orchards, which resulted in crop revenue not reaching the threshold in 2013 that would have allowed us to participate in such revenue.

        Recovery of expenses for our development segment (including our same-property development portfolio) decreased $6,847, or 34.89%, from $19,627 for the year ended December 31, 2013 to $12,780 for the year ended December 31, 2014. This decrease was directly related to lower real estate taxes we paid on the Condor Ranch property.

        We received $39,600 in other income during the year ended December 31, 2014 related to the sale of palm trees from our Blue Cypress Farm property, and in 2013, other income was primarily comprised of sales of equipment on our Roadrunner Ranch property.

Total Operating Expenses

        Total operating expenses for our development segment increased $128,560, or 21.35%, from $602,221 for the year ended December 31, 2013 to $730,781 for the year ended December 31, 2014. Property operating expenses increased by $235,520 in 2014, driven by an increase of $191,767 in costs to support the revenue we collected in Grassy Island Groves on the portion of that property that is not being redeveloped, increased management fees correlating to increased revenues and increased real estate taxes relating to our Hawk Creek Ranch property acquired in two stages in October 2013 and February 2014. Property operating expenses for our development segment same-property portfolio increased by $184,690, which was primarily due to an increase of $191,767 related to additional crop costs for Grassy Island Groves, partially offset by a decrease of $7,754 in real estate taxes for Condor Ranch. Depreciation was primarily higher due to $68,928 attributable to our Roadrunner Ranch property, our Blue Cypress Farm property acquired in February 2013 and our Hawk Creek Ranch and Pintail Vineyards properties that were acquired in November 2013. Depreciation for our development segment same-property portfolio increased by $70,350, principally due to an increase of $68,928 related to Roadrunner Ranch.

Liquidity and Capital Resources

        We measure liquidity in terms of our ability to meet requests for capital, whether for acquisitions of new farms, to fund capital expenditures, including planned redevelopment expenses and unplanned repairs, for the repayment of existing borrowing arrangements, for distributions to our stockholders and holders of Common Units or other cash demands that may arise in the course of our ordinary business operations. Upon completion of this offering and after the expected application of the net proceeds from this offering, we expect to have no outstanding indebtedness. We believe that the receipt of the net proceeds from this offering will greatly strengthen our ability to meet our liquidity needs by providing us with access to capital.

        Our sources of funds to meet our liquidity needs will primarily be, to the extent applicable, existing cash balances, cash flow from operations, available borrowings under our revolving credit facilities and the net proceeds from this offering. We plan to use our sources of cash, including the net proceeds of this offering, primarily to acquire farms consistent with our investment strategy, to repay principal amounts, including interest on any outstanding borrowings, finance capital expenditures on development farms, fund our operations and pay expenses accrued during this offering and make distributions to our stockholders and the holders of Common Units.

        Our long-term liquidity needs will mainly be for funds necessary to acquire additional farms, to make certain long-term capital expenditures and to make principal and interest payments on any debt that we may incur. We expect to meet our long-term liquidity requirements through various sources of capital, including future equity issuances (including Common Units), cash flow from operations, and other secured and unsecured borrowings.

Credit Facilities

        As of the date of this prospectus, we have three revolving credit facilities in place with an aggregate principal amount of $75 million, of which approximately $52.2 million had been drawn. The key terms of the revolving credit facilities, which were arranged by Rutledge Investment Company, are outlined below.

Maturity and Interest

        The original revolving credit facility of $25 million (i) has a maturity date of January 1, 2019, (ii) bears interest at a rate per annum equal to the 90 day LIBOR, which was 0.2837% as of June 30, 2015, plus 130 basis points, and (iii) requires us to make quarterly interest payments on April 1, July 1, October 1 and January 1 of each calendar quarter. Additionally, the original revolving credit facility requires us to pay a quarterly non-usage fee equal to (x) 0.25%, on an annualized basis, multiplied by (y) an amount equal to the total funds drawn under the facility subtracted from the aggregate principal amount of $25 million.

        The second revolving credit facility of $25 million (i) has a maturity date of January 1, 2020, (ii) bears interest at a rate per annum equal to the 90 day LIBOR, which was 0.2837% as of June 30, 2015, plus 130 basis points, and (iii) requires us to make quarterly interest payments on April 1, July 1, October 1 and January 1 of each calendar quarter. Additionally, the second revolving credit facility requires us to pay a quarterly non-usage fee equal to (x) 0.25%, on an annualized basis, multiplied by (y) an amount equal to the total funds drawn under the facility subtracted from the aggregate principal amount of $25 million.

        The third revolving credit facility of $25 million (i) has a maturity date of August 1, 2020, (ii) bears interest at a rate per annum equal to the 90 day LIBOR, plus 130 basis points, and (iii) requires us to make quarterly interest payments on April 1, July 1, October 1 and January 1 of each calendar year. Additionally, the third revolving credit facility requires us to pay a quarterly non-usage fee equal to (x) 0.25%, on an annualized basis, multiplied by (y) an amount equal to the total funds drawn under the facility subtracted from the aggregate principal amount of $25 million.

Events of Default

        The revolving credit facilities contain customary events of default, including defaults in the payment of principal or interest, defaults in compliance in all material respects with the terms and conditions of the agreement and other documents evidencing the credit facilities, defaults in payments relating to any other indebtedness owed to the lender, and bankruptcy or other insolvency events. As of June 30, 2015, we were in compliance with all covenants contained in the credit facility agreement.

Security

        The original revolving credit facility is secured by first lien mortgages on our Pleasant Plains, Macomb Farm, Sweetwater Farm, Tillar Farm and Kane County Farms properties, with the loan commitment amount not to exceed 50% of the current appraised value of the farms pledged as collateral.

        The second revolving credit facility is secured by first lien mortgages on our Sandpiper Ranch, Quail Run Vineyard, Golden Eagle Ranch and Blue Heron Farms properties, with the loan commitment amount not to exceed 50% of the current appraised value of the farms pledged as collateral.

        The third revolving credit facility is secured by first lien mortgages on our Kimberly Vineyard 2, Condor Ranch, Roadrunner Ranch, Blue Cypress, Grassy Island Groves properties, with the loan commitment amount not to exceed 50% of the current appraised value of the farms pledged as collateral.

Distributions and Equity Transactions

        In order to qualify as a REIT, we generally are required to distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We expect to make quarterly distributions to our stockholders in a manner intended to satisfy this requirement. Prior to making any distributions for U.S. federal tax purposes or otherwise, we must first satisfy our operating and debt service obligations. It is possible that it would be necessary to utilize cash reserves, liquidate assets at unfavorable prices or incur additional indebtedness in order to make required distributions. It is also possible that our Board of Directors could decide to make required distributions in part by using shares of our stock.

        We previously maintained a distribution reinvestment program, or DRP, which allowed our stockholders who have purchased shares in our private placements to automatically reinvest dividends by purchasing additional shares from us. Such purchases under our DRP are not subject to brokerage commission fees or service charges. As of June 30, 2015, we had issued approximately 82,412 shares pursuant to the DRP for aggregate proceeds of $911,867. During the six months ended June 30, 2015 and year ended December 31, 2014, we received $0 and $351,198, respectively, in investor proceeds through our DRP. The Board of Directors temporarily suspended the DRP at its February 2015 meeting.

        Additionally, we believe that, as a publicly traded REIT, we will have access to capital markets, including the increased ability for offerings of additional equity securities and the incurrence of additional debt that will help fund our long-term liquidity requirements.

Contractual Obligations

        The following table sets forth our contractual obligations and commitments as of December 31, 2014 which does not include management and performance fees, as they are not fixed and determinable:

	Payments Due by Period
	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
Principal payments of long-term debt obligations	$—	$—	$20,400,000	$—	$20,400,000
Purchase of permanent crops and equipment on development properties	557,812	108,112	—	—	665,924
Interest payments on variable-rate long-term indebtedness based on rates at December 31, 2014	11,702	—	—	—	11,702

Total	$569,514	$108,112	$20,400,000	$—	$21,077,626

        As of June 30, 2015, we had drawn down an aggregate of approximately $24.25 million under our original revolving credit facility, and as of the date of this prospectus have drawn down an aggregate of $52.2 million under our three revolving credit facilities. These facilities mature on January 1, 2019, January 1, 2020 and August 1, 2020, respectively. Additionally, we have executed a term sheet providing for up to an additional $15 million in revolving credit facilities. There can be no assurance that the Company will enter into a final loan agreement or draw down under such additional revolving credit facility.

        We intend to use a portion of the net proceeds from this offering to repay outstanding indebtedness. After the intended application of the net proceeds, we expect to have no outstanding indebtedness.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Cash Flows

Comparison of Six Months Ended June 30, 2015 to Six Months Ended June 30, 2014

	For the Six Months Ended June 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$742,462	$807,723
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	893,294	735,035
Gain on sale of land	—	(54,617)
Amortization of deferred financing costs	30,372	15,232
Changes in operating assets and liabilities:
Increase in other assets	(23,434)	(255,791)
Increase in rent receivable	(174,839)	(1,193,432)
(Decrease) increase in unearned rent	(102,566)	828,327
Increase in accrued expenses and other liabilities	34,288	110,974
Decrease in performance fees payable to AFA	(24,868)	(325,964)
Increase in management fee payable to AFA	74,837	11,425

Net cash provided by operating activities	1,449,546	678,912

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of real estate investments	—	(1,721,929)
Capital expenditures on real estate investments	(5,337,969)	(3,381,725)
Proceeds from sale of land	—	54,617
Deposits for acquisition of real estate investments	(1,049,000)	—

Net cash used in investing activities	(6,386,969)	(5,049,037)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock—securities sales	—	4,160,000
Proceeds from borrowings under credit facility	3,850,000	—
Offering costs paid	(3,197,955)	(42,827)
Financing costs paid	(120,735)	(923)
Dividends paid to shareholders	(1,088,046)	(1,300,560)
Distributions paid to non-controlling interests	(150,147)	(143,875)

Net cash (used in) provided by financing activities	(706,883)	2,671,815

Net decrease in cash and cash equivalents	(5,644,306)	(1,698,310)
Cash and cash equivalents at beginning of period	7,466,642	4,213,056

Cash and cash equivalents at end of at end of period	$1,822,336	$2,514,746

        Net cash provided by operating activities increased $770,634 during the six months ended June 30, 2015, as compared to the six months ended June 30, 2014. A majority of the cash provided by operating activities is generated from the rental payments we receive from our tenants, which we utilize to pay for the property-level operating expenses, management, performance fees to AFA, professional fees and other corporate level general and administrative expenses.

        Net cash used in investing activities increased $1,337,932 during the six months ended June 30, 2015, as compared to the six months ended June 30, 2014, we spent more money on our development properties this quarter and paid two deposits for new acquisitions expected to close in the third quarter of 2015.

        Net cash provided by financing activities decreased $3,378,698 during the six months ended June 30, 2015, as compared to the six months ended June 30, 2014, as a result of a further draw down under our credit facility offset by offering costs we paid in connection with this offering, financing costs on our new credit facility and capital raised in 2014.

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013

	For the Year Ended December 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,056,788	$833,677
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,530,911	1,265,275
Gain on sale of land	(47,701)	(463,478)
Changes in operating assets and liabilities:
Increase in other assets	(1,205,892)	(735,452)
(Increase) decrease in rent receivable	(1,132,731)	59,224
Increase in unearned rent	583,518	165,040
Increase in accrued expenses and other liabilities	1,604,395	568,981
Increase in performance fees payable to AFA	382,047	536,697
Increase in management fee payable to AFA	21,013	9,228

Net cash provided by operating activities	2,792,348	2,239,192

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of real estate investments	(19,820,569)	(25,256,859)
Capital expenditures on real estate investments	(7,172,459)	(4,481,159)
Proceeds from sale of land	257,675	1,682,598
Deposits for acquisition of real estate investments	—	(50,000)

Net cash used in investing activities	(26,735,353)	(28,105,420)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock—securities sales	4,160,000	1,549,813
Proceeds from borrowings	20,400,000	—
Subscriptions received in advance	5,250,000	—
Repurchases of stock	—	(4,362,265)
Offering costs	(60,938)	(51,709)
Dividends paid to shareholders	(2,252,148)	(2,043,912)
Distributions paid to non-controlling interests	(300,323)	(314,000)

Net cash provided by (used in) financing activities	27,196,591	(5,222,073)

Net increase (decrease) in cash and cash equivalents	3,253,586	(31,088,301)
Cash and cash equivalents at beginning of year	4,213,056	35,301,357

Cash and cash equivalents at end of at end of year	$7,466,642	$4,213,056

        Net cash provided by operating activities increased $553,156, or 24.70%, during the year ended December 31, 2014, as compared to the year ended December 31, 2013. A majority of the cash provided by operating activities is generated from the rental payments we receive from our tenants, which we utilize to pay for the property-level operating expenses, management, performance fees to AFA, professional fees and other corporate level general and administrative expenses. This amount increased in 2014 due to the growth in our operating revenues as more fully described in "—Results of Operations." Part of the remaining cash was used to pay $301,413 in expenses, which are included in our deferred offering costs balance at December 31, 2014.

        Net cash used in investing activities decreased $1,370,067, or 4.87%, during the year ended December 31, 2014, as compared to the year ended December 31, 2013, as a result of less funds spent on acquisition of farms, though we incurred more development costs than acquisition expenses, offset by fewer proceeds received from the expropriated 79 acres of our Macomb Farm property.

        Net cash provided by financing activities increased $32,418,664, or 620.80%, during the year ended December 31, 2014, as compared to the year ended December 31, 2013, as a result of the drawdown of the original credit facility, no buyback of stock in 2014 and more capital raised in 2014 compared to 2013.

Non-GAAP Financial Measures

Funds from Operations attributable to the Company and Funds from Operations—Core attributable to the Company

        We calculate FFO attributable to the Company in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO attributable to the Company as net income (loss) attributable to the Company (calculated in accordance with GAAP), excluding gains (or losses) from sales of depreciable real estate assets, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. We calculate Core FFO attributable to the Company by adding back performance fees payable to related parties (which will cease following the Internalization) and acquisition-related expenses to FFO attributable to the Company. We believe that net income attributable to the Company is the most directly comparable GAAP measure to FFO attributable to the Company and Core FFO attributable to the Company.

        FFO attributable to the Company and Core FFO attributable to the Company are supplemental non-GAAP financial measures. Management presents FFO attributable to the Company as a supplemental performance measure because it believes that FFO attributable to the Company is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate related depreciation and amortization and gains and losses from sales of depreciable operating farms, which do not relate to or are not indicative of operating performance, FFO attributable to the Company provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO attributable to the Company will be used by investors as a basis to compare our operating performance with that of other REITs. Management believes Core FFO attributable to the Company is an important supplemental measure of operating performance because it is a measure of residual cash flow available for stockholders and a measure that can be analyzed in conjunction with our ability to pay dividends. In addition, as we prepare to invest our offering proceeds in acquiring farms, we are required in certain instances to expense costs for U.S. GAAP purposes related to acquiring the farms, such as the acquisition fee paid to our Agricultural Sub-Adviser, and legal, professional and other fees (including transfer taxes in some cases) associated with closing the purchase of each property.

        However, because both FFO attributable to the Company and Core FFO attributable to the Company exclude depreciation and amortization and capture neither the changes in the value of our farms that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our farms, all of which have real economic effects and could materially impact our results from operations, the utility of FFO attributable to the Company and Core FFO attributable to the Company as measures of our performance is limited. In addition, other equity REITs may not calculate FFO attributable to the Company in accordance with the NAREIT definition as we do and may not calculate Core FFO attributable to the Company as we do, and, accordingly, our FFO attributable to the Company and Core FFO attributable to the Company may not be comparable to such other REITs' FFO attributable to the Company and Core FFO attributable to the Company. Accordingly, FFO attributable to the Company and Core FFO attributable to the Company should be considered only as a supplement to net income as a measure of our performance. FFO attributable to the Company and Core FFO attributable to the Company should not be used as a measure of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to pay dividends or service indebtedness. FFO attributable to the Company and Core FFO attributable to the Company also should not be used as a supplement to or substitute for net income or cash flow from operating activities computed in accordance with GAAP.

        The following table sets forth a reconciliation of FFO attributable to the Company and Core FFO attributable to the Company to net income attributable to the Company, the most directly comparable GAAP equivalent, for the periods indicated below:

	For the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2015	2014	2014	2013	2012	2011
Net income (loss) attributable to the Company	$479,724	$591,806	$710,717	$553,451	$(710,936)	$(419,356)
Loss (gain) on sale of depreciable real estate	—	(54,617)	(47,701)	(463,478)	—	—
Depreciation	893,294	735,035	1,530,911	1,265,275	631,151	98,741
Non-controlling interests' share of above adjustments	(153,495)	(138,594)	(261,213)	(142,729)	(112,981)	(23,267)

FFO attributable to the Company	1,219,523	1,133,630	1,932,714	1,212,519	(192,766)	(343,882)
Performance fees—related party(1)	1,206,530	523,387	1,231,398	849,351	747,654	—
Acquisition-related expenses	—	44,712	44,712	431,309	507,945	624,421
Non-controlling interests' share of above adjustments	(150,902)	(77,171)	(169,859)	(192,554)	(265,372)	(144,346)

Core FFO attributable to the Company	$2,275,151	$1,624,558	$3,038,965	$2,300,625	$797,461	$136,193

FFO attributable to the Company per share	$0.11	$0.11	$0.19	$0.12	$(0.02)	$(0.05)

Core FFO attributable to the Company per share	$0.21	$0.16	$0.29	$0.23	$0.09	$0.02

(1)
AFA has previously received performance allocations, which we refer to as performance fees. Pursuant to the performance fees, AFA has historically been entitled to an amount at the end of each calendar year equal to the sum of (i) 15% of the contractual definition of FFO attributable to our operating partnership (which is comparable to "Core FFO attributable to the Company" after excluding any adjustments in the line item "Non-controlling interests' share of above adjustments") for the calendar year attributable to the partnership interests held by us and any partners other than AFA and the Founders, plus (ii) 10% of the contractual definition of FFO attributable to our operating partnership for the calendar year attributable to the partnership interests held by the Founders. Additionally, AFA has historically been entitled to an amount at the end of each calendar year equal to the sum of (i) 15% of two-thirds of the sum of (a) net realized capital appreciation in our operating partnership's fixed assets and (b) net unrealized capital appreciation in our operating partnership's fixed assets for such year that is attributable to the partnership interests held by us and any partners other than AFA and the Founders, (ii) 10% of two-thirds of the sum of (a) net realized capital appreciation in our operating partnership's fixed assets and (b) net unrealized capital appreciation in our operating partnership's fixed assets for such year that is attributable to the partnership interests held by the Founders, plus (iii) with respect to any net realized capital appreciation in our operating partnership's fixed assets for such calendar year, (a) 15% of one-third of the net realized capital appreciation attributable to the partnership interests held by us and any partners other than AFA and the Founders, and (b) 10% of one-third of the net realized capital appreciation attributable to the partnership interests held by the Founders. Upon the consummation of the Internalization, these fees will no longer be payable.

Net asset value per share calculated on the basis of appraised value

        The net asset value per share ("NAV") calculated on the basis of appraised value is a supplemental non-GAAP financial measure. Management presents NAV as a supplemental measure because it believes that NAV is beneficial to investors in measuring whether the Company's investments in real estate have appreciated in value, in aggregate, since their respective dates of acquisition. In determining the fair value of the investments in real estate, we have relied on independent third party appraisers who (except as noted below) performed their formal appraisals as of December 31 in each calendar year for each property. See "Experts" for a list of our third-party appraisers. Our independent auditors have not audited or reviewed these appraisals. Properties that were purchased in the fourth quarter of any calendar year were not appraised until December 31 of the calendar year end following the year of acquisition. In the year of acquisition, those properties were valued at cost. For purposes of determining the adjustment between the investment in real estate on a GAAP basis and on a fair value basis, all of the costs associated with the acquisition of all properties were added to the cost thereof (irrespective of whether the acquisition as treated as a business combination or not), and no effect was given to straight-lining rental income.

		as of December 31,
	as of June 30, 2015
		2014	2013	2012	2011
Stockholders' equity of the Company	$103,245,679	$98,877,752	$96,369,337	$100,420,855	$80,640,329
Revaluation adjustment attributable to the Company(1)	29,270,270	21,827,892	14,747,096	8,889,616	5,135,224

Stockholders' equity of the Company determined on the basis of fair value(2)	$132,515,949	$120,705,644	$111,116,433	$109,310,471	$85,775,553

Number of common shares outstanding	10,890,847	10,436,902	10,039,384	10,256,069	8,189,044
NAV per share(3)	$12.16	$11.57	$11.07	$10.66	$10.47

(1)
Represents the difference between the appraised value of each property and its net book value, after accumulated depreciation and after adding back any acquisition-related expenses that were expensed. This difference is calculated on a quarterly basis and is allocated to the Company and non-controlling interests based on their relative percentage interest in the operating partnership at that time. Accordingly, the revaluation adjustment attributable to the Company excludes the portion attributable to non-controlling interests.

(2)
Increases in fair value are primarily driven by changes in third-party appraisals, additional development costs and acquisition-related expenses.

(3)
After taking into account dividends of $0.25, $0.225, and $0.10 per share paid to common stockholders during the years ended December 31, 2014, 2013 and 2012, respectively and $0.125 per share for the six months ended June 30, 2015.

        Net asset value per share is based on appraisals of our properties as discussed above and may differ from the price per share of common stock in this offering. Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters, and is not intended to reflect, and may be greater or less than, our net asset value per share. Among the primary factors that will be considered in determining the public offering price are: (i) prevailing market conditions; (ii) our results of operations in recent periods; (iii) the present stage of our development farms; (iv) the market capitalization and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; (v) estimates of our business potential; and (vi) the net asset value of our operating partnership as of                          .

Quantitative and Qualitative Disclosures About Market Risk

        Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. In pursuing our business strategies, the primary market risk to which we are exposed is interest rate risk. Our primary interest rate exposure will be the daily LIBOR. We may use fixed interest rate financing to manage our exposure to fluctuations in interest rates. On a limited basis, we also may use derivative financial instruments to manage interest rate risk. We will not use such derivatives for trading or other speculative purposes and we do not currently have any hedges in place.

        As of the date of this prospectus, all of our outstanding debt, approximately $52.2 million, had variable interest rates. Assuming no increase in the level of our variable rate debt, if interest rates increased by 1.0%, or 100 basis points, our cash flow would decrease by approximately $522,000 per year. At June 30, 2015, LIBOR was approximately 28.4 basis points. Assuming no increase in the level of our variable rate debt, if LIBOR were reduced to 0 basis points, our cash flow would not be impacted.

Inflation and Interest Rates

        All of the leases for the farms in our portfolio have one- to five-year terms, pursuant to which each tenant is responsible for substantially all of the operating expenses related to the property, including taxes, maintenance, water usage and insurance. As a result, we believe that the effect on us of inflationary increases in operating expenses may be offset in part by the operating expenses that are passed through to our tenants and by contractual rent increases since our leases will be renegotiated every one to five years.

        Inflation may impact the value of our farms over the long term. To the extent that interest rates increase, costs associated with our borrowing arrangements may also increase. Interest rate increases or decreases may also have an effect on farmland values because farmland cash returns and capitalization rates tend to increase as real interest rate increases. However, historical observation of farmland value changes versus interest rate changes show an inconsistent relationship which cannot be relied upon. It appears that interest rates are only one factor among many which may impact farmland value. As may be expected, farmland prices tend to follow crop prices over the long run. In a deflationary environment, where the cost of goods and services are declining, farmland tends to hold its value. The non-discretionary nature of food generally keeps the demand for agricultural crops stable and therefore, farmland typically maintains its value even when other goods and services experience economic declines.

Seasonality

        Our revenues are also impacted by the seasonality of crop harvests and the timing of when revenue is recognized in connection with such harvests, as the leases for our permanent crops have both fixed and flexible components, with the flexible component tied to a percentage of gross revenue generated by a crop yield or a share of the crop yield. We currently have six farms that are subject to participating leases and expect to use similar leasing structures in the future. Payments under such leases are made two to four times annually, with some payments being made in the year subsequent to the relevant harvest, which causes revenue to be concentrated unevenly in the fourth, first and second quarters of each year, varying in amount and timing from year to year. See "—Factors That May Affect Our Operating Results and Asset Value—Seasonality" above.

 OUR BUSINESS AND PROPERTIES

Overview

        While we will be internally managed upon completion of this offering, we have previously been an externally managed real estate company. We own a diversified portfolio of high-quality farmland, consisting of mature permanent, specialty/vegetable row and commodity row crop farms, including farmland in development projects, which is located in select major agricultural regions in the United States. We seek to provide our stockholders with a combination of (i) current income from renting our stable portfolio of mature farms and (ii) capital appreciation, partially driven by our ability to develop properties to maximize their value. We lease our farms to professional farmer tenants under a variety of lease structures with staggered durations, including fixed and participating leases, which typically consist of fixed base rent and participating revenue components. Approximately 45.6% of our 2014 contractual rent and 62.5% of our contractual rent for the first quarter of 2015 was comprised of fixed and base rent. In addition, our participating leases typically require our professional farmer tenants to obtain crop insurance, which seeks to protect the stability of our cash flow. We are a Maryland corporation and aim to be the leading farmland REIT to be traded on a U.S. stock exchange with a highly diversified portfolio, scalable platform and a unique investment focus on permanent, specialty/vegetable, development and commodity row crop farmland throughout the U.S.

        Our business strategy is to generate stable and growing cash flow and capital appreciation for our stockholders. To implement our business strategy, we adhere to four core principles: (i) diversification, (ii) high-quality standards, (iii) a value-added approach and (iv) risk management. As of the date of this prospectus, our portfolio is comprised of 18 farms with an appraised value of $207.7 million, and approximately 16,136 gross acres with more than 21 crop varieties, some of which are planted in rotation, in Alabama, Arkansas, California, Florida, Georgia and Illinois. Each farm, other than those acquired between the fourth quarter 2014 and the date of this prospectus (which are held at cost), was appraised as of June 30, 2015, by an independent appraisal firm employing a state certified appraiser with local expertise and who is certified as either an A.R.A. or M.A.I. or state certified as a Certified General Real Estate Appraiser. See "Our Business and Properties—Appraisals" and "Experts."

Management

        Our management team is responsible for all investment and business strategy decisions, including making formal property decisions prior to each acquisition, disposition or other key property or portfolio related matters, and our Agricultural Sub-Adviser is predominantly responsible for property sourcing, recommendations and ongoing due diligence. Our management and our Agricultural Sub-Adviser work closely together with respect to all phases of an acquisition, including due diligence and ongoing monitoring, and have formal and informal processes of communication in place that ensure a continual flow of information.

Executive Management

        We were founded in October 2009 by D. Dixon Boardman, our Chairman, Harrison LeFrak, our Vice Chairman, and Thomas S.T. Gimbel, our Chief Executive Officer, among other significant founders, to execute upon a plan to acquire a diversified portfolio of high-quality farmland that can generate stable and growing cash flow. Our executive management team has expertise in areas critical to acquiring, owning and managing farmland real estate. Mr. Gimbel, as Chief Executive Officer, Robert L. Cowan, as President and Chief Investment Officer, Geoffrey M. Lewis, as Chief Financial Officer and Treasurer, and Lindsey B. Sichel, as Chief Administrative Officer and Chief Marketing Officer, comprise our executive management team. Mr. Cowan has 30 years of experience in farmland investment, acquisition and management having served as the Agriculture and Timber Director for the Utah Retirement System, and prior to that having worked in various roles at Farmland Reserve, Inc., a large private agricultural investment entity. Mr. Cowan obtained a Master of Science, specializing in Agricultural Economics, from Brigham Young University in 1977. Messrs. Gimbel, Lewis, Boardman and LeFrak and Ms. Sichel have worked with us since our founding and on average have more than 20 years' experience in investments and/or real estate. In addition, we intend to hire additional dedicated senior-level financial/accounting personnel to support our internal accounting function following the consummation of this offering.

Agricultural Sub-Adviser

        Furthermore, we have a contractual relationship with our Agricultural Sub-Adviser, Prudential Mortgage Capital Company, LLC, which includes Prudential Agricultural Investments, a unit of Prudential Mortgage Capital Company, LLC to provide us with various investment, acquisition and property management services. Our Agricultural Sub-Adviser is a business unit of Prudential Investment Management, Inc., the primary asset management business of Prudential Financial, Inc. (NYSE: PRU), which is the ultimate parent of our Agricultural Sub-Adviser. See "—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Agricultural Sub-Adviser." Our Agricultural Sub-Adviser or its affiliates have been investing in farmland on behalf of institutional clients since 1989 and managed approximately 153,500 acres of farmland with a market value in excess of $991 million as of June 30, 2015. As a mortgage lender, our Agricultural Sub-Adviser and its affiliates have an agricultural debt portfolio that, as of June 30, 2015, exceeded $3.6 billion, with 635 customer relationships and with investments in 33 states. Our Agricultural Sub-Adviser and its affiliate, CAPS, have a staff of 30 professionals in five regional offices located in prime U.S. agricultural regions. CAPS provides property management and brokerage services to both our Agricultural Sub-Adviser and external clients. Since 1986, CAPS has brokered over $2.4 billion of transactions representing approximately 1.2 million acres of farmland as of June 30, 2015.

Competitive Strengths

        We believe the following characteristics differentiate us from our competitors:

  •
  National, Diversified and Growing Portfolio of Farms.  Our portfolio is comprised of 18 farms with approximately 16,136 gross acres with more than 21 crop varieties (approximately 40 if sub-varieties are counted), some of which are planted in rotation, in Alabama, Arkansas, California, Florida, Georgia and Illinois. We believe our U.S. focus allows for better comparable geographic and crop type diversification and fewer comparable legal, political and infrastructure risks than other global regions. We believe that we have greater cash flow stability and more acquisition opportunities as a result of our diversification: (i) through numerous crop varieties; (ii) across USDA Regions as well as high-quality sub-regions and microclimates; (iii) through negotiated lease structures (e.g., fixed or participating) of differing durations; (iv) through varied farm tenants and tenant types (e.g., family operation or corporate entity); and (v) by property plans (e.g., development, mature or alternate higher and better use, including so-called "Path of Progress" farming potential).

  •
  High-Quality Farms.  Our portfolio is comprised of high-quality farms in select U.S. agricultural markets that we believe are characterized by generally superior quality of soils suitable for the applicable crop type, adequate water availability (ground and/or surface water or water availability within growing region) and are located in prime growing regions with demand for the applicable type of farmland. We conduct extensive due diligence on all farms prior to completing an acquisition. Characteristics analyzed include: (i) soil quality (mineral content, chemistry, water retention and drainage) and suitability for crop type; (ii) water supply in terms of quantity, availability, purity, quality and regional climate; (iii) and whether the property is located in a prime geographic growing region in terms of weather variability, access to markets and infrastructure. We are solely focused on cropland investments, and we do not own, nor do we intend to acquire, livestock, poultry or dairy properties.

  •
  Focus on Permanent Crops.  We believe that focusing our portfolio on mature permanent and to a lesser extent on specialty/vegetable crop types, which are less commoditized than corn, wheat, rice, cotton or soybeans, provides a more meaningful opportunity to potentially generate higher risk adjusted returns than if we concentrated our portfolio solely on farms suitable only for commodity row crop types. Currently, all of our mature permanent crop farms have participating leases allowing for potentially higher returns than those generally generated by fixed leases. For example, our Golden Eagle Ranch property, which operates under a participating lease, generated income returns of 12.4% through the second quarter of 2015, 13.3% in 2014 and 10.7% in 2013. Further, mature permanent and specialty/vegetable crop farms tend to be situated in more fragmented, less efficient markets, which are characteristics we seek to use to derive returns for our stockholders. The annualized total return for permanent crop farmland over the five year period ended on June 30, 2015 was 20.2%, based on NCREIF data.

  •
  Identifiable Pool of Reputable and Qualified Tenants.  We believe the areas where we own and intend to acquire farms are characterized by competitive tenant and/or farm operator environments, with multiple experienced tenants or farm operators seeking to expand the scale of their operations by leasing additional cropland. Accordingly, our mature cropland is leased and farmed each year, with leases often having multi-year durations. While the mature permanent cropland tenant base is still developing, we expect a competitive tenant environment to expand as we believe there already is a strong market in place for direct farm operations as well as associated services, including harvesting, processing (hulling, shelling and packaging) warehousing, marketing and shipping.

  •
  Value-Added Approach.  We focus on acquiring high-quality cropland that typically can be further improved, and as such, we intend to create value at various stages of the property ownership process. Upon acquisition of farms, we put property plans in place before closing, monitor trends in land values, often make opportunistic land purchases, negotiate participating lease structures, exploit inefficiencies of fragmented farm markets, determine higher and better land use potential and may acquire multiple parcels in aggregate. During our ownership, we add value by improving the land through the use of the latest technology, planting new or improved crop, seed or tree varieties and rootstocks, integrated pest management, improving irrigation systems and water availability by drilling water wells, building reservoirs or developing unused acreage. We will often facilitate the adoption of modern farming techniques, such as "precision farming" that utilizes precise mapping and crop measurement, updating irrigation and fertigation systems or laser leveling. Furthermore, if available, and within the limitations of the requirements for qualification as a REIT, we may seek ancillary revenue sources (e.g., by selling excess water rights or by potentially leasing small parcels to wind farm operators or developing mineral rights) and alternative uses (e.g., residential and commercial), which may provide additional value in the future. Within the constraints of the REIT rules, we may also monetize portions of our farmland by unbundling multiple-parcel farms or the disposition of farms for non-agricultural use such as residential purposes.

  •
  Highly Experienced and Aligned Management Team.  Our management team possesses extensive experience across farming, real estate and investment, which is further supported by the broad network, regional offices and capabilities of our Agricultural Sub-Adviser. Most of our executive management team has worked with us since our founding, and our executive team on average has more than 20 years' experience in investments and/or real estate, with our President and Chief Investment Officer having more than 30 years' farming experience. Further, Prudential Financial, Inc. is the ultimate parent of our Agricultural Sub-Adviser and its roots in agriculture finance extend back to 1898. Our management team's depth of knowledge with respect to agricultural real estate and investment fundamentals provides us with exceptional capabilities, and an advantage in, identifying and structuring acquisitions and successfully operating collectively profitable farms. After the completion of this offering, our management team and directors are expected to own a significant amount,                %, of our common stock and Common Units, which aligns their interests with those of our stockholders and aligns their incentives to maximize returns for our stockholders.

  •
  Demonstrated and Differentiated Acquisition Capabilities.  Relationships, which are often local and long-term in nature, are core to the agricultural industry. Our management team and our Agricultural Sub-Adviser have developed and maintain an extensive network of meaningful local relationships throughout the country. These relationships are key to sourcing and identifying farms for acquisition prior to our competitors having an opportunity to bid on such farms or potentially acquiring them before they come to market. In fact, our four most recent acquisitions were all off-market opportunities that we were able to acquire privately because of strong and deep local relationships.

  •
  New Publicly Traded Asset Class.  We aim to be the leading farmland REIT to be traded on a U.S. stock exchange that focuses on permanent, specialty/vegetable, development and commodity row crop farmland in the U.S. Opportunities to invest in publicly traded companies with focused farmland portfolios that are scalable and diversified are relatively few. Only a limited number of publicly traded companies specialize in owning predominantly U.S. farmland, and those few companies are focused, at present, on a more limited number of crop types than we are.

  •
  Common Units as Currency for Farmland.  Nearly 98% of all U.S. farms are family owned, and family farm operations are responsible for 85% of U.S. farm production according to the USDA. As the average age of farmers in the U.S. is approaching 60 years old and continues to rise, we believe that many family-owned farms will have estate planning needs and may find it attractive to have an opportunity to defer capital gains taxes from the sale of their farms by exchanging them for Common Units. Our ability to offer Common Units in exchange for farmland provides us with an advantage over other potential buyers as it will potentially allow us to grow our portfolio without utilizing cash while retaining immediate access to income generated by the property.

  •
  Balance Sheet Positioned for Growth.  We currently employ and intend to continue employing a moderate amount of financial leverage to optimize our liquidity profile and enhance returns to our stockholders, as described further in this prospectus. We intend to limit our use of indebtedness to less than 50% of our gross asset value, and over time expect to have indebtedness generally within a target range of 35 - 40%; however, our leverage may vary as we execute our business plan. We intend to use the net proceeds from this offering to repay our current outstanding indebtedness, which after giving effect to this offering (based on the mid-point of the price range on the cover of this prospectus) would result in substantial capacity for new investment, including approximately $         million of cash on hand and $75 million of undrawn revolving credit facilities. We believe there is sufficient farm sector debt available should we need to expand our existing credit facilities. Per the USDA, available farm sector debt is forecast to be more than $186 billion in 2015, and 40% of U.S. farm business debt in 2013 was supplied by the Farm Credit System, according to the Farm Credit Administration, a governmental agency that had a gross loan volume of more than $200 billion in 2013.

Business and Growth Strategies

        Our key strategies to drive our business and growth include the following:

  •
  Diversify by Crop Type with a Substantial Allocation to Mature Permanent Crop Farms.  We plan to have a substantial portion of our portfolio comprised of mature permanent crop farms. Based on NCREIF data, mature permanent crop farms have outperformed row crop farms by approximately 460%, as calculated by cumulative return, since the inception of the NCREIF Farmland Index in January 1991 through June 2015. Currently, 11 of our 18 farms are dedicated to permanent crops (whether mature or in various stages of development) across multiple states and regions and represent approximately 67% of current total assets, based on total cost, as of the date of this prospectus.

  •
  Geographic Diversity.  We currently own properties on both coasts as well as in the Corn Belt and the Delta regions, and we intend to further geographically diversify our portfolio through acquisitions in additional regions not yet represented in our portfolio. We will continue to focus on geographic areas with substantial farming infrastructure and low transportation costs, including markets with access to river and rail transportation and adequate water supply.

  •
  Execute Disciplined and Opportunistic Acquisition Strategy.  We plan to execute transactions from our current acquisition pipeline while also identifying and acquiring additional high-quality cropland in select markets that we believe are positioned to capitalize on the demand for permanent and row crops. We will continue to leverage our management's and our Agricultural Sub-Adviser's depth of knowledge with respect to agricultural real estate and investment fundamentals to identify such acquisitions.

  •
  Develop Cropland to its Highest and Best Agricultural Use.  We seek to maintain a portion of our portfolio for which we believe our management expertise can drive improvements and value creation over time. This is typical with farmland development, which has in several cases been carried at or below cost, particularly early on in the development life cycle, until becoming commercially productive, at which time its value may be substantially higher than its total cost.

  •
  Currently, six of our farms are under development, with one additional mature permanent farm undergoing substantial redevelopment. Five of these farms have irrigation systems or other redevelopment components complete and have young trees or vines planted or ready to be planted. These five farms are expected to produce crops in the next one to three years, at which point they will be considered mature and will be leased to professional farmer tenants. Once leased, we expect that such farms will begin generating rental income and will be positioned for meaningful capital appreciation. We believe our current allocation to farmland development is sufficient given the size of our portfolio at the present time until some of these properties are crop-producing and leased to tenants. A summary of our development farms, as of June 30, 2015, follows:

Farm	Tillable Acres Subject to Development	Crop Being Developed	Total Capital Expenditures	Estimated Remaining Capital Expenditures	Estimated Remaining Capital Expenditures Less Revenue Offset	Expected Completion Date
Blue Cypress Farm	2,036	Specialty/ Vegetable Row Crops	$4,136,055	$0	$0	2016
Condor Ranch	202	Avocados and Lemons	4,522,116	820,991	(471,099)	2016
Roadrunner Ranch	227	Seedless organic mandarins	4,672,024	1,165,078	206,647	2016
Quail Run Vineyard (partial)	77	Wine grapes	1,920,520	337,834	(88,766)	2017
Grassy Island Groves	451	Citrus	2,235,069	2,357,492	1,471,172	2019
Pintail Vineyards	87	Wine grapes	597,626	1,095,651	734,651	2019
Hawk Creek Ranch	425	Pistachios	2,093,666	4,523,563	2,386,603	2021

Total	3,505		$20,177,076	$10,300,609	$3,825,914

    •
    An example of the disparity between purchase price and/or total cost of a development farm compared to the valuation of a mature farm is our Condor Ranch property, which we purchased in two transactions in November and December 2011 for $18,678 per tillable acre. Total costs, inclusive of purchase price and redevelopment expenses, through December 2014 were $9.2 million in the aggregate, and $35,175 per tillable acre. According to the year end appraisal of Condor Ranch of $9.4 million, dated as of December 31, 2014, which included an analysis of five comparable mature permanent crop properties in the same region, the average purchase price for such comparable properties was $49,856 per tillable acre, which represents a more than 165% increase over our purchase price for Condor Ranch and a 42% increase over our total costs per acre through December 31, 2014 (though no assurance can be given that such average purchase price per acre could be realized).

  •
  Utilize Participating Lease Structures.  Leases for our current portfolio represent laddered maturities from one to five years. For our mature permanent crop farms, we typically utilize participating leases, under which a part or all of the rent is derived from participation in crop revenues or a share of the final crop, and which tend to have longer lease maturities of three to five years and which generally include a base rent component. Participating lease structures align our tenants' economic interests with our interests, with the goal of maximizing productivity and generating higher income from our farms. Additionally, we may utilize crop insurance as necessary to mitigate the risk associated with participating leases in connection with poor or low crop yields.

        Our ability to effectively implement our business and growth strategies is subject to numerous risks and uncertainties, including those set forth under "Risk Factors—Risks Related to Our Business and Farms."

Investment Focus and Process

Diversification

        We seek to invest in high-quality cropland in proven production regions of the U.S. that enjoy competitive advantages in production costs, productivity and/or output quality. We manage risk through investment in a number of different geographic locations and crop types. We believe that diversification across geographic areas and crop types reduces volatility and exposure to major risk factors such as weather, fluctuating commodity prices and crop demand/supply cycles.

        Further, to achieve farm type diversification, we will own both mature permanent farms, such as orchards and vineyards, and row crop farms. Additionally, we seek diversification by making investments in different geographic areas and crop types. We also consider investments that involve the development of permanent crops, such as orchards and vineyards. These development investments not only provide an opportunity for us to create asset value but also allow for state-of-the-art planting with optimal varieties, orchard/vineyard layout, and irrigation systems. We will also endeavor to find farms with alternative future uses, as this may enhance value and liquidity.

        Target ranges for allocation levels by farm type, based on the current appraised value of our portfolio as of the date of this prospectus, are indicated below:

Farm Type	No. of Farms	Total Cost ($)(1)	Tillable Acres	Gross Acres	Current Appraised Value(2)	2014 SPRY(3)	Allocation as a % of Current Appraised Value(4)	Target Allocation Range
Mature permanent crop	6	$87,966,079	3,710	4,640	$101,473,580	11.0%	48.8%	35 - 55%
Specialty/vegetable row crop	2	$13,361,564	1,608	1,808	$15,150,000	5.9%	7.3%	15 - 35%
Commodity row crop	4	$33,28,857	4,446	4,726	$46,127,000	4.8%	22.2%	10 - 30%
Farmland development(5)	6	$41,726,034	3,487	4,962	$44,994,000	N/A	21.7%	10 - 30%

Total:	18	$176,082,534	13,251	16,136	$207,744,580	7.4%

(1)
Total cost includes contracted purchase price, closing costs and other acquisition costs as of the date of this prospectus, plus capital expenditures as of June 30, 2015 and includes purchase price and preliminary closing costs for the two properties purchased in August 2015. Total development capital expenditures from inception through June 30, 2015 were $20.2 million.

(2)
Current appraised value is based on third-party appraisals as of June 30, 2015 for all of our farms, excluding our Falcon Farms property, the second parcel acquired for our Kimberly Vineyard property, the second parcel of our Golden Eagle Ranch property and our Kingfisher property, are each valued at cost due to the recent timing of the acquisitions. Please refer to "Experts" for a list of our third-party appraisers.

(3)
Same property rental yield, or SPRY, includes Kimberly Vineyard 1, Golden Eagle Ranch 1 and Quail Run Vineyard in our mature permanent crop segment, Sweetwater Farm and Sandpiper Ranch in our specialty/vegetable row crop segment, Pleasant Plains Farm, Macomb Farm, Tillar Farm and Kane County Farm in our commodity row crop segment and excludes development properties as they generated little to no rental revenue. Please refer to the "Glossary" for a definition of this calculation.

(4)
Actual allocations may vary from the above targets over time based on different appraisal rates and market opportunities.

(5)
Early on in the development lifecycle, farmland development is typically appraised at or below cost given the lack of comparable sales among other factors, resulting in a potentially negative variance between Total Cost and Current Appraised Value. We believe this is potentially a source of increasing value over time, given the value of the improvements made to the farm and additional income generation once the farms are productive and are leased to tenants.

Permanent Crops

        Permanent crops have plant, vine or tree structures that produce yearly crops without being replanted, including fruits and nuts grown on trees and vines such as almonds, walnuts, pistachios, grapes, lemons, avocados, other citrus fruits, cranberries, apples, cherries, figs, peaches, pears, plums and prunes. While the U.S. is a net fruit importer, exports have exhibited strong growth, according to the USDA. Tree nuts are of growing global importance, as approximately 50% of domestic tree nuts produced are exported to Asia, Canada, Mexico and the European Union, with the U.S. second only to China in terms of tree nut production, per the USDA. Key varieties include almonds, walnuts and pistachios. Annualized total returns over the five year period ended on June 30, 2015 for permanent crop farmland were 20.2%, based on NCREIF data.

Specialty/Vegetable Row Crops

        Specialty/vegetable row crops are generally planted annually, but also include certain crops with longer lifespans of up to several years after planting, and are harvested annually or more frequently and include certain non-tree fruits (e.g., strawberries), vegetables (e.g., onions and peppers) and melons and peanuts, among others. The U.S. is a dominant producer of certain of these specialty/vegetable row crops with top export nations including Canada, Mexico, Japan, Taiwan and South Korea, with potatoes, tomatoes, lettuce, onions and sweet corn dominant in terms of export value, according to the USDA.

Commodity Row Crops

        Commodity row crops are planted and harvested annually or more frequently and include corn, wheat, soybean, rice, cotton, oats, rye, barley, sorghum, potatoes and hay, among others. The U.S. is the leading producer and exporter of corn and soybeans and is a top producer of cotton, according to the USDA.

        Annualized total returns over the five year period ended June 30, 2015 for row crops, which include specialty/vegetable and commodity row crops, were 12.5%, according to NCREIF.

        As of the date of this prospectus, our portfolio was diversified by crop type and region as shown by the charts below:

Appraised Value Diversification (in millions USD) by Crop Type	Appraised Value Diversification (in millions USD) by State and Region

Total appraised value: $207.7

Note: Portfolio diversification based on appraised value as of June 30, 2015 for all farms excluding any farms acquired after the third quarter of 2014, which are based on investment cost as of June 30, 2015 and includes total cost (purchase price plus preliminary closing costs) for the two additional properties acquired in August 2015. Some crop type categories contain multiple crops (i.e. Wine grapes consists of Merlot, Chardonnay, etc. and Winter Vegetables refers to melons, peanuts and other mixed vegetables), which aggregates to more than 21 crop varieties (approximately 40 if sub-varieties are counted), some planted in rotation.

        Development farms generally will not generate lease income during the development period, which for permanent crops is between four and nine years, depending on the crop, and will generally be considered to be development farms until commercially productive. Due to the time necessary for development farms to become commercially productive, the relative contribution of such farms to the total value of our portfolio may be subject to greater variability than that of our other property types. Furthermore, as a result of our opportunistic acquisition strategy, we may elect to pursue acquisitions that, because of size or other characteristics, will result in one or more property types exceeding the target ranges shown above.

        Most of the agricultural land in the Midwest (including the Corn Belt) and Delta regions is used to produce corn, soybeans, cotton and rice. In the Pacific (including California and the Pacific Northwest) and Southeast, land can be used to grow a wider variety of crops, but our focus is expected to be on irrigated vegetable land and land used to grow specialty/vegetable row crops, such as melons, berries, peanuts and varied vegetables that have the potential to generate higher returns to the land owner.

        With respect to permanent plantings, farms will generally be located in the Pacific (including California and the Pacific Northwest) and Southeast Regions. Our focus will be on identifying and acquiring farms that exhibit long-run competitive advantages with respect to productivity and costs; are used to produce crops that are well suited to the site and are in demand by consumers; have ample supplies of high-quality water; and have the potential for alternative use in the future. We also expect to focus more heavily on farms and commodity types for which beneficial long-term commodity contracts are available. For example, in the Pacific region, we expect to focus on nut crops like almonds, pistachios and walnuts, as well as fruit crops such as citrus, avocados, and wine grapes. In the Pacific Northwest, we expect to focus on apples, pears and cherries, and in the Southeast, we expect to focus on citrus.

Property Holding Periods

        Generally, we expect to own our farms for an average of ten to fifteen years. However, shorter or longer periods may be warranted depending on the particular circumstances of a property. We anticipate that development farms, and those farms with alternative use potential, will tend to have longer holding periods. In all cases, we will try to take advantage of property cycles and both buy and sell farms at opportune times.

U.S. Farmland Property

        The U.S. farmland investment industry represents more than $2.7 trillion of farmland property. The U.S. is the top producer, or is among the top producers, of many key agricultural crops and has consistently been a net exporter of agricultural crops for more than fifty years. Over the past decade, agricultural exports from the U.S. have generally been increasing and at an increasing rate, according to USDA estimates. We believe that the U.S. has strong agricultural advantages in its topography and geographic position. Its varied climatic regions allow for the production of a wide variety of agricultural crops, and its central position between industrial centers in Asia, Europe, Canada and South America may make it a favorable location for trading. Additionally, unlike many developing nations, the U.S. has a well-developed infrastructure and financial resources to sustain the agriculture industry.

Leased Farms

        Farming land for crops carries significant operating risk, which we believe is substantially mitigated through leasing our mature cropland to tenants. For example, if a crop fails or the land is not as productive as anticipated, the farm operator may experience an economic loss. Our current farmland leases typically range from one to five years in length. Six of the leases in our portfolio, including three leases associated with our Kane County Farms property, provide that 100% of the annual rent is due and payable in advance of each spring planting season, and we expect that most of the fixed leases we enter into in the future will have a similar requirement, which reduces our credit-risk exposure in the event of operational issues with the farm-operator tenant. However, we currently have nine leases in our portfolio that do not require advance payment of 100% of the annual rent, which may subject us to tenant credit risk and risks associated with declines in the profitability of tenants' farming operations. Additionally, we use flexible leases for six of our mature permanent crop farms and on the mature acres of one of our development farms, which depend in part on revenue per acre and, at one property, crop yields and prices, in regions where such arrangements are prevalent or when we expect that such arrangements will be more profitable to us on a risk-adjusted basis. The use of flexible leases subjects us to higher levels of risk as there is more variability around fluctuating crop prices and harvest cycles, and we are subject to seasonality, the timing of crop harvests or when revenues are recognized or received. In the future, we also may utilize hybrid lease arrangements that require a modest rent payment at lease inception and an additional rent payment based on a percentage of the revenue from the tenant's harvest for that year. Revenue from leased farms with specialty/vegetable and commodity row crops will tend to be lower, but more stable, than the revenue from leased farms with permanent plantings, which are typically leased pursuant to participating leases. For information regarding the income generated by our farms, see "—Historical Occupancy and Average Rent Per Acre."

        Our tenants spend considerable time and capital to maintain farms. Accordingly, we believe they will renew their leases at the time of expiration. We offer our tenants renewal terms that we believe are in line with market conditions, and as a result, to date, we have not had a tenant vacate any of our farms. If a tenant chooses not to renew a lease in the future, we believe that we will be able to locate other farmers who would be willing to lease the property at attractive rates, but no assurances can be given that we will be able to do so. The rental payments we receive from the farm operators will be the primary source of any distributions that we make to our stockholders.

Tenants

        We believe the areas where we own and intend to acquire farms are characterized by competitive tenant and/or farm operator environments, with multiple experienced tenants or farm operators seeking to expand their land holdings or scale of their operations by leasing additional cropland. Accordingly, our cropland is generally leased and farmed each year, with leases often having multi-year durations. While the mature permanent cropland tenant base is still developing, we expect a competitive tenant environment to develop, as we believe there is already a strong market in place for direct farm operations as well as associated services, including harvesting, processing (hulling, shelling and packaging), warehousing, marketing and shipping.

        Our tenant type varies by property and region and will range from family operations of varying scale as well as both small and large corporations and other entities. Since our inception in 2009, we have not experienced any tenant defaults at our farms and have only experienced intentional vacancies at our farms in connection with development or redevelopment activities. In most cases, we seek to renew leases with the initial tenants to whom we choose to lease the property. As part of certain property acquisitions, we have assumed part of an existing lease term, after which we have decided to pursue a lease with another tenant. For leases that provide that rental payments for a crop year are generally due in advance of the spring planting season, in the event of a tenant's failure to pay rent when due, we will seek to terminate the lease and rent the property to another tenant that could then plant and harvest a crop that year. As a result, we believe there is a reduced risk of vacancy on our farms when compared to most other types of commercial real estate, such as office buildings, shopping centers and apartments.

Family-Owned Farms

        Nearly 98% of all U.S. farms are family owned, and family farm operations are responsible for 85% of U.S. farm production according to the USDA. Based on USDA data, the average age of a farmer continues to increase and is currently nearing 60 years old, a continuation of a 30-year trend in which the older age groups (55-64 years, 64-75 year and 75 years or older) are increasing. Given that, we believe that many farm-owning families have estate planning needs and may find the opportunity to defer capital gains taxes from the sale of their farm by exchanging it for Common Units attractive. Our ability to offer Common Units in exchange for farmland provides us with an advantage over other potential buyers as it will potentially allow us to grow our portfolio without utilizing cash and still have immediate access to income being generated by the property.

        As an alternative to selling their farmland to us in an all-cash transaction, we believe that many farm owners may be interested in selling their farmland to us in exchange for Common Units in order to have an equity interest in our company and participate in any appreciation in value of our farms. By making such an exchange, these farm owners would become investors in a more diversified portfolio of agricultural real estate. Under certain circumstances, the exchange of real estate for Common Units is a tax-deferred exchange under U.S. federal income tax laws. In addition, because we intend to make cash distributions each quarter, Common Unitholders would receive regular quarterly cash distributions. Finally, Common Unitholders would have the flexibility to redeem their Common Units in the future for cash, or, at our election, shares of our common stock that they could then sell in the public market, thereby allowing these sellers to determine the timing of recognizing taxable gain. Because we expect the issuance of Common Units in exchange for farmland generally will be driven by the desires of prospective sellers, we do not know how frequently we will issue Common Units in exchange for farmland farms. However, we believe that using Common Units as acquisition consideration can be a significant part of our property acquisition strategy.

Underwriting Criteria and Due Diligence Process

Agricultural Sub-Adviser

        Our Agricultural Sub-Adviser provides us with certain agricultural investment, acquisition and property management services. Pursuant to the terms of the Amended and Restated Sub-Advisory Agreement that will become effective upon the consummation of this offering, our Agricultural Sub-Adviser will continue to provide services to us, including identifying, analyzing and recommending potential property acquisitions, preparing a detailed acquisition package for each proposed investment and providing other services relating to asset acquisitions, portfolio management and asset management. Other than those items described above, our Agricultural Sub-Adviser does not have responsibility for the management of our company, including, without limitation, for maintaining our status as a REIT, complying with public reporting requirements and producing our financial statements. Our Agricultural Sub-Adviser's services under the Amended and Restated Sub-Advisory Agreement are not exclusive, and neither are we required to use them exclusively, and it and its directors, officers and employees are free to earn fees and provide similar investment advisory and asset management services to a variety of other entities, although the Amended and Restated Sub-Advisory Agreement requires our Agricultural Sub-Adviser to comply with certain allocation procedures relating to the method by which investment opportunities must be allocated between us and its other clients so that potential acquisitions are fairly allocated in an orderly fashion. The allocation procedures require the Agricultural Sub-Adviser to evaluate all investments identified for possible acquisition to determine certain objective characteristics, including, without limitation, transaction size, equity purchase price requirements, property type, due diligence process and closing timeline, geographic location, physical characteristics and return hurdles. The Agricultural Sub-Adviser then undertakes a screening process to determine the suitability of the investment for each account using objective criteria supplied to the Agricultural Sub-Adviser by each respective account, of which we are one. If an investment is suitable for only one account based on the investment's characteristics and the objective criteria of each account, the Agricultural Sub-Adviser will allocate the investment to that account. If a potential investment is determined to be suitable for more than one account, the investment will be allocated to the account holding the highest priority position in its queue (there may be multiple queues based on crop type or other factors). After accepting an investment opportunity from the Agricultural Sub-Adviser, that account moves to the bottom of the respective queue(s). As of the date of this prospectus, we are one of three accounts for which our Agricultural Sub-Advisor sources potential farmland properties, and only one of the other two accounts is actively in the market; however, our Agricultural Sub-Adviser may add additional accounts for which it may source potential farmland properties in the future. To date, we have not nor do we foresee having limited access to properties as a result of the queuing system, though we can give no assurances that this allocation procedure will not cause us to lose any given opportunity. Additionally, our Agricultural Sub-Adviser is not a fiduciary to AFA, our company or our operating partnership. We retain full authority and discretion for making decisions on all recommendations of our Agricultural Sub-Adviser.

        Our Agricultural Sub-Adviser is compensated in connection with providing services to us and will receive, following the consummation of this offering, a quarterly management fee equal to one-quarter of 1% of the appraised value of our properties, or in the absence of an appraisal, the cost of such properties. In connection with asset acquisitions, our Agricultural Sub-Adviser will receive an acquisition fee of 2% of the gross purchase price or 2% of the appraised market value if the property is contributed to our operating partnership. If CAPS does not act as our selling broker upon disposition of an investment, our Agricultural Sub-Adviser will receive a disposition fee of 1% of the gross sales price. Our Agricultural Sub-Adviser will also receive an initial public offering capital compensation fee in the event less than $90 million gross of expenses is raised in our initial public offering and all performance fees due under the previous Sub-Advisory Agreement, which will no longer accrue under the Amended and Restated Sub-Advisory Agreement. Should the initial public offering raise less than $90 million, there are additional make-whole payments calculated, (i) for the acquisition fee based on 2% of the difference between $90 million and the gross proceeds raised and (ii) for the management fee based on 1% of the difference between $90 million and the gross proceeds raised. Any acquisition fee make-whole payments will be paid as acquisitions occur and any management fee make-whole payments will be paid quarterly in arrears until such time that the difference in capital has been raised by the Company (whether by additional equity issuance or through debt sources). The Amended and Restated Sub-Advisory Agreement has a term of four years commencing on the date of the consummation of this offering, but may be terminated by AFA or the Agricultural Sub-Adviser without cause as of December 31 of any calendar year, by providing notice to the other party on or before June 30 of such year. In the event AFA terminates the Amended and Restated Sub-Advisory Agreement without cause, we must pay a termination fee based on the present value of the quarterly management fee for the remainder of the term of the Amended and Restated Sub-Advisory Agreement, plus acquisition fees relating to any transactions sourced by our Agricultural Sub-Adviser that close following the date of termination.

Acquisition Strategy, Asset Selection and Management

        In the normal course of our business, our management team is responsible for all investment and business strategy decisions, including making formal property decisions prior to each acquisition, disposition or other key property or portfolio related matters, and our Agricultural Sub-Adviser is predominantly responsible for property sourcing, recommendations and ongoing due diligence. Our management and our Agricultural Sub-Adviser work closely with respect to all phases of an acquisition, including due diligence and ongoing monitoring, and have formal and informal processes of communication in place that ensure a continual flow of information to and from management and our Agricultural Sub-Adviser with respect to any potential acquisitions.

        The acquisition process begins with the market selection and investment criteria for potential acquisitions. Property standards criteria are established and disseminated to our Agricultural Sub-Adviser's regional asset managers. These individuals notify our Agricultural Sub-Adviser of changes in market conditions that may impact the approved strategy.

        Potential investment opportunities are sourced through both internal and external resources. These resources include:

  •
  Our management team as well as our Agricultural Sub-Adviser;

  •
  Tenants and owners of managed property;

  •
  Agricultural vendors; and

  •
  Attorneys, appraisers, accountants, real estate brokers and consultants.

Potential investment farms are identified, pre-screened and analyzed with respect to the following characteristics of each proposed investment:

  •
  Projected income, appreciation and risk performance relative to portfolio objectives;

  •
  Physical attributes such as soil types and quality, water availability and quality, and appropriateness of the location for the commodity produced;

  •
  Environmental condition, based on a comprehensive environmental assessment performed by independent, professional consultants that includes a comprehensive review of public documents, interviews with tenants and appropriate government officials and a detailed site assessment for each potential acquisition;

  •
  A comparison of productivity records and unit production costs to industry norms;

  •
  An analysis of the proposed purchase price for the property compared to current and historical market values;

  •
  An evaluation of potential exit strategies with respect to such property; and

  •
  An assessment of the quality of prospective tenants and on-site managers for such property.

        The regional asset manager evaluates all of this information, and a decision is made to reject or recommend the property for acquisition. Once a property is recommended for acquisition, the property is subject to the target ranges described above. See "—Diversification." If the investment is presented to us, our Agricultural Sub-Adviser will prepare and submit to our management and Board of Directors a recommendation presentation that contains relevant information and data obtained during the acquisition process, along with the economic analysis and pricing strategy. The recommendation presentation also contains the proposed lessee of the property, the proposed lease agreement and a proposed property manager for the property. Additional due diligence is completed under the terms of the purchase contract, which typically provides for the cancellation of the transaction if our Agricultural Sub-Adviser is not satisfied with any aspect of the property. We also conduct an independent analysis of the property prior to making an acquisition decision with respect to such property.

        As part of our review, we consider how the property fits our overall investment portfolio as well as the relative investment potential of the property. After receiving approval from our Board of Directors, or appropriate sub-committee thereof, our Agricultural Sub-Adviser oversees the efforts to negotiate and close the transaction, including the engagement of legal counsel to review documentation, such as title reports, purchase and sale agreements, commodity marketing agreements and water rights documentation. Consultants may also be engaged to evaluate and advise us on property and water issues.

        We believe proactive asset management is crucial to successful value creation. Our philosophy to maximize investment returns through active portfolio management, with the assistance of our Agricultural Sub-Adviser, and judicious capital expenditure is consistent with our goals. Within our Agricultural Sub-Adviser, regional asset managers begin their involvement with an individual property during the acquisition process, so a preliminary asset management plan for the property is already in place when it is acquired. Once a property is acquired, the asset manager establishes an asset management oversight plan that addresses the overall goal of value creation.

        Other asset management responsibilities provided by our Agricultural Sub-Adviser include:

  •
  Evaluation of economic and investment factors affecting each property;

  •
  Preparation of revenue, operating expense and capital expenditure budgets for all farms;

  •
  Evaluation of income projections for each property for the upcoming budgeting period, including analyzing alternatives to enhance returns;

  •
  Analyzing, identifying and recommending to us which farms should be held, sold or improved;

  •
  Negotiation of prices and terms of property sales and submission of sale recommendations to us for authorization. Recommendations are to include, at a minimum:

  •
  pertinent information on the property;

  •
  the terms and provisions of the transaction; and

  •
  the historic yield, before and after fees, provided by the investment upon its sale at the recommended price and terms;

  •
  Reviewing and negotiating property leases and management contracts;

  •
  Initiating and monitoring approved capital improvement projects;

  •
  Updating appraisals and engaging independent appraisers;

  •
  Monitoring property condition, operator performance and environmental adherence; and

  •
  Thoroughly surveying the local market of the proposed investment and identifying a reputable qualified property management firm. See the section entitled "Property Management" below.

        Regional asset managers are also responsible for ensuring that our asset management plans are accomplished at the property level by establishing high standards for evaluation of the property tenants and on-site management firms that were previously approved by us as part of the acquisition process. Whenever possible, if an on-site third-party property management firm is employed, it will be compensated on an incentive basis in order to align its interest with our objective of maximizing the investment's performance.

Selecting Professional Farmer Tenants

        Our professional farmer tenant selection process focuses on the reputation, scale, expertise and financial strength of potential professional farmer tenants. In evaluating potential professional farmer tenants, our management and our Agricultural Sub-Adviser review numerous factors including, but not limited to, the following:

  •
  Reputation—making inquiries among industry leaders regarding the potential tenant's reputation in the industry.

  •
  In-Person Evaluation—conducting in-person interviews of the potential tenant and performing on-site inspections of farms that are operated by the potential tenant.

  •
  Size and Scale—evaluating the potential tenant's capacity to handle additional acreage and whether it has the administrative expertise necessary to generate timely and accurate financial information.

  •
  Financial Strength—conducting a financial evaluation of the potential tenant to ensure that it will be able to comply with the terms of the lease. We also discuss the lease structure and financial terms to engage the potential tenant's interest and likelihood of reaching mutually agreeable terms.

  •
  Expertise—evaluating the potential tenant's expertise in operating farms of the same crop type.

        Our professional farmer tenant selection process involves a financial evaluation of the potential professional farmer tenant to ensure that it will be able to comply with the terms of the lease. Additionally, once selected, we continue to monitor tenant credit quality throughout the term of the lease. Depending on the specific facts and circumstances of the lease terms, the property and the professional farmer tenant, the evaluation steps will vary. For example, a one year lease with all cash paid at the beginning of the year prior to planting, growing and harvest minimizes credit risk. For a multi-year cash lease, the credit quality review is significantly more important in determining tenant quality. However, regardless of type of lease, crop yield at the time of a scheduled lease payment may be used to offset a tenant default. Our Amended and Restated Sub-Advisory Agreement provides for the Agricultural Sub-Adviser's analysis of the credit worthiness of the proposed lessee, if any, as one of the required due diligence items prior to leasing. Separately, the proposed professional farmer tenant's financial statements or balance sheet may be requested and, in certain cases, a third party provided credit report may be obtained. The professional farmer tenant's farming reputation, expertise, track record and quality of operations are a priority particularly for properties with crop share leases or properties from which we will receive a share of revenue from the crop produced. See "—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Selecting Tenants" and "Risk Factors—We may be subject to risks associated with our tenants' financial condition and liquidity position".

        In general, farmland differs from other real property (e.g., office buildings, apartment buildings, retail shopping centers) where a vacancy translates into a lack of revenue and increased expenses because farmland can generate economic returns, if necessary, without being leased, including through direct operation or contract farming (which activities may be required to be structured through a TRS) or may be farmed through share farming agreements, where the landowner provides the land, the farmer provides the labor and the profit is shared (which activities also may be required to be structured through a TRS). Farms with certain characteristics of high quality soil, pure fresh water availability and location in prime weather regions typically attract top tier professional farmer tenants of higher quality, and all of our mature farms, to the extent not under development, are currently 100% leased. In light of the strong rental market for farmland and our current and historical 100% lease rates for mature permanent farms, we have no current plans to pursue any of these arrangements for our mature permanent farms and have never done so in the past; however, we may determine that an alternative arrangement is appropriate for certain of our development properties before they become commercially productive and reliable.

        In addition, we hire property managers, which in all instances to date has been CAPS, to provide ongoing property management services. As part of these services, the on-site property manager will make sure the tenant is adhering to terms of leases, will conduct onsite visits and will utilize any suggested improvement techniques (e.g., new fertilizer regimen). To the extent a problem in the manner in which the tenant is operating the property is not discovered by the applicable property manager, the tenant could damage the property.

Property Management

        In the acquisition proposals that our Agricultural Sub-Adviser provides to us, it includes a recommendation proposing a third party to provide on-site property management services. In most cases, our Agricultural Sub-Adviser will recommend CAPS, its affiliate, to serve as the on-site property management firm, and we retain the decision making authority for each property manager selection. We believe the use of CAPS provides us and our Agricultural Sub-Adviser the ability to:

  •
  Exercise control over the quality of the property manager's staff;

  •
  Ensure a consistent approach to accounting and record keeping;

  •
  More directly monitor compliance with applicable environmental regulations; and

  •
  Tailor reports to our needs.

        Furthermore, CAPS has extensive experience in almost every major crop and has ongoing relationships with managers and farmers in most growing areas. In those cases when CAPS is not the recommended manager, the recommendation will be based on, among other factors, (i) the firm's familiarity with the proposed investment, (ii) the firm's experience with the applicable property type, (iii) the firm's reputation in the subject market, (iv) the firm's experience in optimizing property performance, (v) consideration of the past and present farms managed by the firm, (vi) the firm's form of operating and financial reports for farms, (vii) recommendations from existing clients (if available), (viii) an analysis of the firm's financial condition, including a review of its financial statements, and (ix) a review of a sample management plan from the firm for a similar property type. Our Agricultural Sub-Adviser shall attempt to identify existing or potential conflicts of interest the property management firm might have which would or could affect our interests in the proposed investment. See "Certain Relationships and Related Party Transactions—Property Management."

Appraisals

        Appraised values referred to herein reflect the June 30, 2015 appraised market value from independent appraisal firms employing a state certified appraiser with local knowledge and expertise and who is certified as either an A.R.A. or M.A.I. appraiser or state certified as a Certified General Real Estate Appraiser. See "Experts". Each full appraisal was prepared in conformity with the Uniform Standards of Professional Appraisal Practice ("USPAP") and typically utilized three approaches to value: the cost approach, the income capitalization approach and the comparable sales approach, leading to a final opinion of the appraised value of the subject property by the appraiser. Each property in our portfolio was appraised as of June 30, 2015 other than Falcon Farms, the second parcel of Kimberly Vineyard, the second parcel of our Golden Eagle Ranch, and our Kingfisher Ranch, all of which were acquired between the fourth quarter of 2014 and the date of this prospectus and are held at cost.

Our Portfolio

        As of the date of this prospectus, we, through our wholly-owned subsidiaries, own 100% fee simple interest in 18 farms located in Alabama, Arkansas, California, Florida, Illinois and Georgia, consisting of a total of approximately 16,136 gross acres of farmland. As a public company, we intend to continue to commission regular third-party appraisals, which will typically be on an annual basis, and which are intended to be aligned with common practices in the REIT sector. Third-party appraisals provide an independent indication of any capital appreciation and are therefore important to the growth component of our investment strategy. The most recent appraisals on our farms were conducted as of June 30, 2015 for all farms acquired prior to the fourth quarter of 2014. Appraisals are estimates of market value as of a certain date and time based on available market and property information, all of which can change, and although we believe that the appraisals are reasonable, they should not be relied upon as a certain indication of value if we were to sell the property today.

 Our Property Locations by USDA Farmland Economic Regions

(1)
One farm is located in two states.

Portfolio Summary

        The following table provides an overview of the 18 farms in our portfolio as of the date of this prospectus. As of the date of this prospectus the appraised value of our portfolio was $207.7 million reflecting an increase in value of approximately 20% over total cost.(1)

Property Name	Crops	County, State	Date Acquired(1)	Total Cost(2)		Current Appraised Value(3)		Tillable Acres	Gross Acres	2014 Contractual Rent (Fixed & Participating)(4)		2015 through Q2 Contractual Rent (Fixed & Participating)(5)
Permanent Crop:
Kimberly Vineyard 1	Wine grapes	Monterey, CA	Aug-10	$3,123,614		$4,000,000		81	85	$295,320		$60,420
Kimberly Vineyard 2	Wine grapes	Monterey, CA	Dec-14(6)	9,935,748	(7)	9,935,748		164	175	20,679	(8)	149,930	(8)
Golden Eagle Ranch 1	Almonds	Stanislaus, CA	Mar-12 & Aug-12	17,275,976		28,850,000		1,056	1,112	2,562,472	(9)	2,687,037	(9)
Golden Eagle Ranch 2	Almonds	Merced, CA	Aug-15	5,212,050		5,212,050		130	135	—	(9)	—	(9)
Quail Run Vineyard	Wine grapes	Monterey, CA	Nov-12	9,906,597		9,300,000	(10)	223	240	369,491	(11)	186,169	(11)
Blue Heron Farms	Walnuts	Kings, CA	Nov-13	14,336,312		16,000,000		380	430	774,779	(9)	241,435	(9)
Falcon Farms	Pecans	Dougherty, GA; Lowndes, AL	Nov-14	8,244,212	(7)	8,244,212		1,165	1,840	—	(12)	115,500	(12)
Kingfisher Ranch	Pistachios	Fresno, CA	Aug-15	19,931,570		19,931,570		511	623	—	(13)	—	(13)

Total Permanent Crop:				87,966,079		101,473,580		3,710	4,640	4,022,741		3,440,491

Specialty/Vegetable Row:
Sweetwater Farm	Varied	Jackson, FL	Dec-10	5,404,534		6,200,000		1,450	1,624	380,300	(14)	190,150	(14)
Sandpiper Ranch	Strawberries/ Vegetables	Santa Cruz, CA	Dec-11 & Apr-12	7,957,030		8,950,000		158	184	405,604	(15)	195,300	(15)

Total Specialty/ Vegetable Row:				13,361,564		15,150,000		1,608	1,808	785,904		385,450

Commodity Row:
Pleasant Plains	Corn/Soybeans	Douglas, McLean, Cass, Morgan & Sangamon, IL	Jul-10	8,872,020		14,898,000		1,159	1,196	503,730	(14)	251,865	(14)
Macomb Farm(16)	Corn/Soybeans	McDonough, IL	Dec-10	2,605,926		5,403,000		422	434	180,200	(15)	91,100	(15)
Tillar Farm	Cotton/ Rice/ Corn/Soybeans	Drew, AR	May-11	4,172,034		6,285,000		1,248	1,444	208,500	(15)	104,250	(15)
Kane County Farms	Corn/Soybeans	Kane, IL	Jun-11	17,378,877		19,541,000		1,617	1,652	701,308	(15)	351,164	(15)

Total Commodity Row:				33,028,857		46,127,000		4,446	4,726	1,593,738		797,379

Development(17):
Roadrunner Ranch	Citrus	Tulare, CA	Apr-11 & Sep-11	7,180,639		7,154,000		227	244	—	(18)		(18)
Condor Ranch	Avocados/ Lemons	Ventura, CA	Nov-11 & Dec-11	9,542,606		10,855,000		261	786	125,931	(19)	47,200	(19)
Grassy Island Groves	Citrus	Okeechobee, FL	Dec-12	4,657,136		4,325,000		451	623	—	(20)(21)	—	(20)(21)
Blue Cypress Farm	Varied	Brevard, FL	Feb-13	11,468,255		12,750,000		2,036	2,694	—	(18)	—	(18)
Hawk Creek Ranch	Pistachios	Yolo, CA	Oct-13 & Feb-14	7,188,724		8,740,000		425	524	89,833	(18)(23)	—	(18)
Pintail Vineyard	Wine grapes	Yolo, CA	Nov-13	1,688,674		1,170,000		87	91	10,791	(18)(23)	—	(18)

Total Development:				41,726,034		44,994,000		3,487	4,962	226,555		45,278

TOTAL:				$176,082,534	(22)	$207,744,580		13,251	16,136	$6,628,938		$4,668,598

(1)
An additional acquisition date represents a growth of, or an addendum to, the property.

(2)
Total cost includes contracted purchase price, closing costs and other acquisition costs as of the date of this prospectus, plus capital expenditures as of June 30, 2015 and includes purchase price and preliminary closing costs for the two properties purchased in August 2015.

(3)
Current appraised value is based on third-party appraisals as of June 30, 2015, with the exceptions of our Falcon Farms and Kingfisher Ranch properties and the second parcel acquired for our Kimberly Vineyard and Golden Eagle Ranch properties, which are each valued at cost. For development farms, current appraised value is held at cost until appraised. Please refer to "Experts" for a list of our third-party appraisers.

(4)
Represents fixed, base and participating rent actually received through December 31, 2014 and does not include certain rent to be paid under participating leases that has not yet been recognized, particularly for our mature permanent crop farms, which tend to generate the majority of their rent through participation. Such rent is typically paid in the fourth quarter of each year or over the first and second quarter of the following year.

(5)
Represents fixed, base and participating rent actually received during the quarter ended June 30, 2015 and includes certain rent paid under participating leases for 2014 that was not recognized until the first and second quarters of 2015. Does not include certain rent to be paid under participating leases that has not yet been recognized, particularly for our mature permanent crop farms, which tend to generate the majority of their rent through participation. Such rent is typically paid in the fourth quarter of each year or over the first and second quarter of the following year.

(6)
On December 9, 2014, we acquired a second farm that is adjacent to and will be aggregated with Kimberly Vineyard. This property consists of 175 gross acres, with 164 tillable acres. This property was acquired for a purchase price of approximately $9.8 million. Starting with the 2015 crop season, the second acquisition property is leased to the same tenant, through a different corporate entity, who leases the initial Kimberly Vineyard and is also structured as a participating lease with a base rent. Because the property consists of two parcels purchased at different times, the parcels have two separate leases.

(7)
Total cost for second parcel of Kimberly Vineyard acquired on December 9, 2014 and for Falcon Farms acquired on November 14, 2014 includes land cost and preliminary closing costs.

(8)
Subject to a flexible lease, including a base rent component and a flexible component based on percentage of gross revenues for the initial Kimberly Vineyard purchase and base rent for the second Kimberly Vineyard purchase from December 9, 2014.

(9)
Property has been subject to a crop share lease based on gross revenues and starting with the 2015 crop season, is now subject to a flexible lease with base and participating components. On August 18, 2015, we acquired a second farm that has been aggregated with Golden Eagle. This property consists of 135 gross acres, with 130 tillable acres. The property has been included in the current lease. Since the property was not owned during the period presented, contractual rent is not stated.

(10)
77 acres of our Quail Run Vineyard property are now under development, which has temporarily impacted the valuation of this property.

(11)
Lease provides for annual rent with (i) a fixed component per acre per year and (ii) subject to certain conditions, a flexible rent component based on gross revenue per acre. Additionally, one block consisting of 32.6 gross / 30.4 tillable acres is under a fixed lease for the 2015 crop season due in quarterly installments on December 1, March 1, June 1 and September 1 of the 2015 crop year. After 2015, this block will be governed by the above-mentioned lease on those same terms. Lease excludes approximately 77 acres under development.

(12)
On November 14, 2014, we acquired two aggregated parcels in Georgia and Alabama, which consists of approximately 1,840 gross acres, with 1,165 tillable acres, for a purchase price of approximately $8 million. Starting with the 2015 crop season, the property is under a flexible lease with base and participating components the latter portion of which for the 2015 harvest will be majority recognized in 2016.

(13)
On August 21, 2015, we acquired Kingfisher Ranch. This property consists of 623 gross acres and 511 tillable acres of pistachios. Since the property was not owned during the period presented, contractual rent is not stated.

(14)
Subject to a fixed lease with an annual escalator.

(15)
Subject to a fixed lease.

(16)
Market value excludes approximately $2.0 million in disposition proceeds and damages received from an eminent domain condemnation of approximately 79 acres.

(17)
All of our development farms are being developed to permanent crops with the exception of Blue Cypress Farm which is being developed from a permanent orchard to specialty/vegetable row crops.

(18)
Property is under development and not currently leased with respect to Pintail Vineyard, in the first quarter of 2015, there was an accounting adjustment of ($1,922) relating to a slight tenant overpayment on a lease that terminated in 2014 prior to the property being placed under development.

(19)
56 acres of mature plantings are governed by a flexible lease with a base rent component payable at the beginning of each quarter and a percentage component payable after harvest. The remainder of the property is subject to development and not currently leased.

(20)
The majority of the property is currently under development and is not leased. We received $268,450 of direct operations revenue for the mature acres of the property in 2014 and $197,260 through the second quarter of 2015.

(21)
The lease on Grassy Island Groves expired in 2014 and was not renewed or re-leased as the property was placed in development.

(22)
Total development capital expenditures from inception through June 30, 2015 were $20.2 million and total costs of the acquisitions of the second parcel of Golden Eagle Ranch and Kingfisher Ranch includes land costs and preliminary closing costs.

(23)
Represents expiring contractual rent.

Portfolio Performance

        Our long-term objective is to own and acquire a diversified portfolio of high-quality cropland that includes farmland development. To date, we have acquired 18 farms through 25 transactions, totaling approximately 16,136 gross acres. Each farm was appraised as of June 30, 2015 by independent appraisal firms, other than those properties acquired between the fourth quarter of 2014 and the date of this prospectus (with these farms being held at cost). Based on these appraisals, the annualized total return, on a gross basis, for the ten mature farms that we have held for 12 months or more was 12.9% through June 30, 2015, and the cumulative gross total return for these farms was approximately 62.0% since their respective inceptions through June 30, 2015, with an average holding period of approximately four years. These returns currently exclude farms that were held for less than 12 months as of June 30, 2015 and development farmland that is not yet commercially productive.

        Our quarterly and annualized total returns include both income and capital appreciation and are calculated using the appraised market values of our farms. The returns we may realize upon the actual sale of a farm may be more or less than the appraised value for a variety of reasons. Therefore, total annualized return should not be considered in place of our net income (loss) and our cash flow from operations calculated in accordance with GAAP. In addition to the below summary of property-by-property annualized total returns, please find more detailed information on each property, including more detailed charts relating to our annual appreciation returns and annualized income returns, in the section entitled "—Our Portfolio—Description of Our Farms."

        The tables below summarize the annualized total return, annualized income return and annualized total return for our farms (excluding development farms) on a quarterly basis.

	Quarterly Capital Appreciation Return
	Three Months Ended				Three Months Ended				Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Annualized Capital Appreciation Return(1)(2)
	2012				2013				2014				2015
Pleasant Plains	0.37%	0.00%	(2.86)%	14.31%	0.28%	2.27%	0.00%	5.90%	(5.04)%	5.31%	0.00%	(2.47)%	0.00%	(0.20)%	11.58%
Kimberly Vineyard(3)	6.02%	5.37%	0.30%	(4.99)%	0.00%	0.00%	0.00%	4.84%	0.00%	0.00%	2.25%	0.30% (4)	4.12%	0.00%	2.87%
Macomb Farm	4.94%	3.90%	2.39%	7.91%	2.59%	4.93%	8.25%	0.88%	8.50%	(0.02)%	0.09%	0.15%	0.00%	0.83%	15.72%
Sweetwater Farm	0.00%	0.00%	0.00%	3.48%	(0.16)%	0.00%	0.00%	1.68%	1.71%	0.00%	(0.61)%	(1.60)%	0.00%	0.00%	3.22%
Tillar Farm	0.00%	6.08%	3.35%	4.32%	2.69%	0.00%	5.85%	8.39%	0.00%	5.01%	1.19%	3.05%	0.64%	(0.08)%	10.84%
Kane County Farms	0.00%	0.00%	0.00%	4.45%	4.68%	2.85%	0.00%	4.74%	0.00%	0.00%	0.00%	(5.66)%	(1.60)%	(4.26)%	2.99%
Sandpiper Ranch	0.01%	0.00%	0.00%	(1.98)%	0.64%	0.00%	0.00%	0.64%	1.27%	8.80%	0.00%	3.47%	0.00%	(0.56)%	3.44%
Golden Eagle Ranch		0.00%	0.00%	0.41%	(0.08)%	3.22%	(0.02)%	3.10%	6.09%	5.66%	2.66%	0.00%	5.32%	30.79%	17.56%
Quail Run Vineyard(5)					0.00%	0.00%	0.00%	(5.66)%	(1.10)%	(4.21)%	(7.77)%	11.21%	2.40%	(1.73)%	(3.18)%
Blue Heron Farms									0.00%	0.00%	0.00%	12.89%	(0.27)%	(0.62)%	7.78%
Falcon Farms												0.00%	0.00%	0.00%	0.00%

	Quarterly Income Return
	Three Months Ended				Three Months Ended				Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
															Annualized Income Return(1)(2)
	2012				2013				2014				2015
Pleasant Plains	0.68%	0.67%	0.66%	0.68%	0.75%	0.75%	0.73%	0.74%	0.70%	0.74%	0.70%	0.63%	0.68%	0.74%	3.01%
Kimberly Vineyard(3)	0.78%	0.93%	0.86%	9.79%	0.91%	1.13%	0.88%	6.68%	0.86%	0.85%	0.85%	2.66% (4)	0.79%	0.75%	9.30%
Macomb Farm	0.76%	0.71%	0.70%	0.67%	0.53%	0.94%	1.69%	1.14%	0.71%	1.01%	0.72%	0.72%	0.73%	0.72%	3.39%
Sweetwater Farm	1.06%	1.06%	1.04%	1.04%	1.02%	1.02%	1.02%	1.01%	1.35%	1.32%	1.31%	1.31%	1.37%	1.37%	4.61%
Tillar Farm	1.04%	0.90%	0.97%	0.94%	0.94%	0.92%	0.84%	0.86%	0.83%	0.60%	0.79%	0.78%	0.65%	0.73%	3.76%
Kane County Farms	0.69%	0.77%	0.90%	0.88%	0.85%	0.74%	0.79%	0.70%	0.67%	0.65%	0.67%	0.66%	0.70%	0.67%	2.93%
Sandpiper Ranch	1.09%	1.11%	1.25%	1.04%	1.13%	1.17%	1.19%	1.24%	1.18%	1.19%	1.09%	1.09%	1.22%	1.07%	4.67%
Golden Eagle Ranch		(0.16)%	(0.19)%	1.03%	2.10%	2.31%	4.86%	1.09%	3.10%	6.85%	1.97%	0.82%	4.40%	7.67%	11.37%
Quail Run Vineyard(5)					1.13%	1.67%	1.65%	0.90%	0.68%	0.53%	0.58%	2.63%	1.50%	0.47%	4.77%
Blue Heron Farms									0.07%	0.06%	0.09%	4.83%	0.68%	0.66%	4.27%
Falcon Farms												0.00%	0.26%	0.38%	0.86%

	Quarterly Total Return
	Three Months Ended				Three Months Ended				Three Months Ended
	Mar.31	June 30	Sept.30	Dec.31	Mar.31	June 30	Sept.30	Dec.31	Mar.31	June 30	Sept.30	Dec.31	Mar. 31	June 30
															Annualized Total Return(1)(2)
	2012				2013				2014				2015
Pleasant Plains	1.05%	0.67%	(2.20)%	14.99%	1.03%	3.03%	0.73%	6.64%	(4.34)%	6.05%	0.70%	(1.84)%	0.68%	0.53%	14.83%
Kimberly Vineyard(3)	6.80%	6.30%	1.16%	4.80%	0.91%	1.13%	0.88%	11.52%	0.86%	0.85%	3.10%	2.96% (4)	4.90%	0.75%	12.50%
Macomb Farm	5.70%	4.61%	3.08%	8.58%	3.12%	5.86%	9.94%	2.01%	9.21%	0.99%	0.81%	0.87%	0.72%	1.55%	19.49%
Sweetwater Farm	1.06%	1.06%	1.04%	4.52%	0.86%	1.02%	1.02%	2.69%	3.06%	1.32%	0.70%	(0.29)%	1.37%	1.37%	7.95%
Tillar Farm	1.04%	6.98%	4.31%	5.26%	3.63%	0.92%	6.68%	9.25%	0.83%	5.61%	1.98%	3.83%	1.30%	0.65%	14.90%
Kane County Farms	0.69%	0.77%	0.90%	5.33%	5.53%	3.59%	0.79%	5.44%	0.67%	0.65%	0.67%	(4.99)%	(0.90)%	(3.59)%	5.98%
Sandpiper Ranch	1.10%	1.11%	1.25%	(0.94)%	1.78%	1.17%	1.19%	1.88%	2.45%	9.99%	1.09%	4.56%	1.22%	0.51%	8.23%
Golden Eagle Ranch		(0.16)%	(0.19)%	1.44%	2.01%	5.53%	4.84%	4.19%	9.18%	12.50%	4.63%	0.82%	9.72%	38.47%	29.90%
Quail Run Vineyard(5)					1.12%	1.67%	1.65%	(4.76)%	(0.42)%	(3.68)%	(7.19)%	13.84%	3.89%	(1.27)%	1.37%
Blue Heron Farms									0.07%	0.06%	0.09%	17.72%	0.41%	0.05%	11.99%
Falcon Farms												0.00%	0.26%	0.38%	0.86%

(1)
Excludes development farms as they have no or limited mature planting during the development phase and, therefore, little to no income or capital appreciation. The intent is to redevelop these farms both for long term income and capital appreciation, although there can be no guarantee of future performance. Returns are calculated based on NCREIF methodology. Excludes properties acquired in August 2015 for which there was no rent or appreciation for the periods presented.

(2)
The annualized returns listed in the above chart are calculated based on the acquisition date for each listed farm, which in some cases occurred prior to the periods presented in the chart.

(3)
Excludes the second parcel of Kimberly Vineyard acquired on December 9, 2014.

(4)
As per NCREIF methodology, these returns include the acquisition of the second parcel of Kimberly Vineyard in the fourth quarter of 2014. The newly acquired property at cost is approximately $9.9 million, approximately triple the value of the initial Kimberly Vineyard acquisition at its most recent appraised value. As such, returns of the initial Kimberly Vineyard purchase are diluted by this second acquisition, which generated no income over the quarter. If viewed as a standalone property, the quarterly income for fourth quarter 2014 for the initial Kimberly Vineyard property would be approximately 6.4%.

(5)
A portion, although not a majority, of this farm is considered to be in development and the appreciation and total returns include capital expenditures related to this development. Even though the property increased in appraised value during the quarter, the impact of the capital expenditures related to the development more than offset the appreciation, resulting in negative total annualized returns for certain quarters.

Description of Our Farms

        We have a well-diversified portfolio of high-quality cropland across the U.S., comprised of 18 farms and approximately 16,136 gross acres of cropland in Alabama, Arkansas, California, Florida, Georgia and Illinois, of which approximately 13,251 of those acres are farmable. As of the date of this prospectus, the aggregate current appraised value of these farms is approximately $207.7 million, with farms acquired during or after the fourth quarter of 2014 held at cost, and the aggregate total cost, including capital expenditures, of these farms is $176.1 million. Both the aggregate current appraised value and the aggregate total cost of these farms include approximately $7.2 million of capital expenditures on farmland development for 2014 and an additional $5.1 million of capital expenditures through June 30, 2015. See "—Our Portfolio" for information regarding our current appraisal process.

        Based on current appraised value as of June 30, 2015, California accounted for approximately 57.4% of the land assets followed by Illinois, 21.8%, Florida, 12.7%, Alabama and Georgia, 4.5%, and Arkansas, 3.4%. While there is a relatively high concentration of farms in California, the farms are located in seven different counties along the central valley and coastal regions and produce a wide variety of agricultural products. From a property standpoint, mature permanent crop farms accounted for 41.2% of the current total appraised value of our portfolio as of June 30, 2015, with specialty/vegetable row crop farms, commodity row crop farms and permanent development farms accounting for 8.3%, 25.3% and 24.6%, respectively. We expect the portfolio distribution to change over time as development farms enter the mature stage and appreciate in value. From a crop basis, there are over 21 different crop types currently growing on our farms and in rotation, and approximately 40 if sub-varieties are counted (i.e. merlot and chardonnay wine grapes or non-pareils and fritz almonds, among others).

        Our portfolio has experienced consistent growth in both size and value. As of December 31, 2013 and June 30, 2014, our portfolio was comprised of 16 farms and approximately 11,903 gross acres, of which 10,034 acres were farmable, and had an aggregate appraised value of $134.5 million and $142.2 million, respectively, with an aggregate total cost of $118.7 million and $123.9 million, respectively. As of December 31, 2014 our portfolio was comprised of 17 farms and approximately 15,378 gross acres, of which 12,610 were farmable, and had an aggregate appraised value of $168.8 million, with an aggregate total cost of $145.6 million. As of the date of this prospectus, our portfolio was comprised of 18 farms, with certain acquisitions being aggregated with our existing farmland properties, totaling approximately 16,136 gross acres, of which 13,251 were farmable, and had an aggregate appraised value of $207.7 million, with an aggregate total cost of $176.1 million.

Cropland Acquisitions under Evaluation

        As of the date of this prospectus, we have identified and are in various stages of reviewing prospective farmland acquisitions, which we refer to as our acquisition pipeline, representing various crop types and geographic regions throughout the U.S., though there can be no assurances we will complete any of these potential acquisitions. We believe each of the farms being evaluated by us for potential acquisition meets our investment guidelines. In determining which farmland properties to pursue, we evaluate a number of qualitative and quantitative factors including, but not limited to, the following: (i) overall analysis of the property's quality and its physical attributes such as soil types and quality, water availability and quality, and appropriateness of the location for the crop type produced; (ii) projected income, appreciation and risk performance relative to our objectives; (iii) analysis of historical crop production of the property; (iv) an analysis of the specific crop type and the current local and broader market dynamics; (v) analysis of purchase price compared to current and historical market values; (vi) comprehensive environmental assessment performed by independent, professional consultants; (vii) evaluation of exit strategies; and (viii) assessment of the quality of prospective professional farmer tenants.

        Properties in our acquisition pipeline are sourced in a number of ways, both internally from our management team as well as through our Agricultural Sub-Adviser, and while we solely determine whether to acquire a potential farmland property, we rely on and work closely with our Agricultural Sub-Adviser throughout all stages of due diligence and negotiation up until a potential farmland property is acquired. Initially, very little information other than the crop planted and its potential for sale, may be known about a property. As the due diligence process continues a property may move towards a more serious stage of review or negotiation or may be removed from the pipeline altogether; the ultimate goal in maintaining an active pipeline of properties for potential acquisition that are in various stages of review is to determine which potential properties meet our high quality standards and investment criteria. We have engaged in preliminary discussions with some of the owners and commenced the initial due diligence process on certain of the farms in our acquisition pipeline. Other than as noted below, we have not agreed upon price or terms relating to, and, prior to completion of this offering, do not expect to agree upon price and terms or enter into binding commitments with respect to the acquisition of any property, and therefore we do not believe any potential property acquisition other than as noted below is probable at this time (although we believe we can acquire a substantial number of farms using the net proceeds from this offering in the first few calendar quarters after the offering).

        Our current acquisition pipeline includes more than $350 million in properties in various stages of due diligence. There can be no guarantee that any of these properties will go further in the due diligence process or ultimately be acquired, and that while some properties are off-market opportunities that we have sourced through deep local relationships, other parties may be aware and may acquire any of the properties in our pipeline on which we do not have an executed binding purchase and sale agreement.

        The process for acquiring farmland varies in certain ways from the process for acquiring other types of commercial real estate such as office buildings, shopping centers and apartments. The due diligence for farmland property acquisitions may include analysis of factors like soil attributes that are less relevant or possibly irrelevant in evaluating other types of real estate. Further, the process also varies depending on the crop type. For example, farmland for commodity row crops, which may be purchased from an auction and close in a very rapid amount of time, typically takes less time to acquire (typically 60-90 days) than permanent crop farmland, which is a more fragmented, less publicized market that may require a longer period of time to negotiate and close (typically 90-120 days). In acquiring the 18 properties in our portfolio, we have reviewed approximately 300 additional properties through the date of this prospectus that we elected not to pursue based on diligence, an inability to agree on acceptable terms, another bidder or other reasons, yielding an acquisition rate of approximately 6%. The historical duration from preliminary discussions through closed acquisition for our properties has varied from several weeks to almost one year, and we estimate the duration is most often within a range of 60 to 120 days.

Farms Under Evaluation

        As of June 30, 2015, we had executed a purchase and sale agreement with the seller of a California mature permanent crop farm for an agreed upon sale price of $19.6 million. The farm consists of approximately 619 gross acres, with approximately 510 tillable acres planted with pistachios, and has two on-site wells, which are the farm's primary water source. This farm was an off-market property and was sourced by our Agricultural Sub-Adviser using its local presence and deep relationships. We acquired the property, Kingfisher Ranch, on August 21, 2015.

        We had also executed a purchase and sale agreement with the seller of a California mature permanent crop farm for an agreed upon sale price of $5.1 million. The farm consists of approximately 135 gross acres, with approximately 130 tillable acres planted with almonds, and has one on-site well as well as surface water allocated by the Merced Irrigation District, which is the farm's primary water source. This farm was an off-market property and was sourced by our Agricultural Sub-Adviser using its local presence and deep relationships. We acquired the property, Golden Eagle Ranch 2, on August 18, 2015. This farm has been aggregated with our existing Golden Eagle Ranch.

        While we anticipate leasing the California pistachio farm back to the seller upon closing, we expect a competitive tenant environment to develop for both property types and believe there is a strong market in place for direct operations as well as associated services, including harvesting, processing (hulling, shelling and packaging), warehousing, marketing and shipping. We believe that increased production of pistachios and almonds and the quality of the crops will generate increased leasing demand for these farms. These non-binding letters of interest are subject to significant contingencies and conditions and no assurances can be provided as to whether or when definitive documentation for such acquisitions may be executed.

        The seller of our Blue Heron Farm owns approximately 264 acres of young pistachio trees and approximately 164 acres of young walnut trees in California for which we have obtained a right of first offer and right of first refusal and is valued at approximately $21.0 million based on our internal estimates. We do not intend to purchase the property at this time and therefore do not consider this property as a probable acquisition. There can be no assurance that we will complete the acquisition of any property that we are currently evaluating, including the acquisition discussed above, or that the purchase prices of the acquisitions under evaluation will be in the amounts we currently anticipate.

Historical Occupancy and Average Rent Per Acre

        The following table sets forth, for the three months ended June 30, 2015 and for each of the years ended December 31, 2014, 2013, 2012 and 2011, the occupancy and average rent per acre, as well as the total annual rent and total acreage, for the mature crop producing farms included in our portfolio.

	Six Months Ended June 30, 2015
		Year Ended December 31,
		2014	2013	2012	2011
Permanent crops(1):
Occupancy(2)	100.0%	100.0%	100.0%	100.0%	100.0%
Total leased acreage	2,883	1,561 (3)	1,561 (3)	1,369	80
Total rent	$3,440,491	$4,022,741 (4)	$2,771,657 (4)	$699,958	$257,330
Average rent per leased acre	$1,193	$2,577	$1,776	$511	$3,217
Specialty/vegetable row crops:
Occupancy(2)	100.0%	100.0%	100.0%	100.0%	100.0%
Total leased acreage	1,377	1,377	1,377	1,377	1,377
Total rent	$385,450	$785,904	$681,860	$643,691	$272,616 (5)
Average rent per leased acre	$280	$571	$495	$467	$198
Commodity row crops:
Occupancy(2)	100.0%	100.0%	100.0%	100.0%	100.0%
Total leased acreage	4,441	4,441	4,441 (6)	4,520	4,520
Total rent	$797,379	$1,593,738	$1,615,224	$1,485,837	$1,012,198
Average rent per leased acre	$180	$359	$364	$329	$224
Total mature crop portfolio(7):
Occupancy(2)	100.0%	100.0%	100.0%	100.0%	100.0%
Total leased acreage	8,701	7,379	7,379	7,266	5,977
Total annual rent	$4,623,319	$6,402,384	$5,068,743	$2,829,486	$1,542,144
Average annual rent per leased acre	$531	$868	$687	$389	$258

(1)
On November 14, 2014, we acquired Falcon Farms, two aggregated parcels in Georgia and Alabama, which consist of approximately 1,840 gross acres, with 1,165 tillable acres, and on December 9, 2014, we acquired an additional property, which consists of approximately 175 gross acres, with 164 tillable acres, and which is adjacent to, and that has been aggregated with, our Kimberly Vineyard property. These acquisitions are accounted for the six months ended June 30, 2015 but are not accounted for the year ended December 31, 2014 as they occurred late in 2014.

(2)
Based on percentage of tillable acres currently leased, and excludes tillable acres with young crops that have not reached commercial production and are therefore not leased. Appraisal net average totals may differ slightly from tillable acreage totals stated in leases.

(3)
Leased acres for our Quail Run Vineyard property in 2013 decreased to 145 acres as approximately 77 acres were moved to development and are not currently leased. Leased acreage reflects acres under lease for the majority of 2014 and does not reflect changes to leased acreage from new or renewed leases that were effective prior to year-end 2014 but apply to the 2015 crop seasons or thereafter.

(4)
Our Golden Eagle Ranch property has been subject to a crop share lease based on gross revenues. The lease was renegotiated with the same tenant starting with the 2015 crop season to a flexible lease with a base rent component. There was no base rent in the leases from 2011 to 2013, and due in large part to the timing of the sale of the harvest under the crop share lease, there was a large increase in annual rental revenue associated with the property from 2012 to 2013. We believe the rental revenues realized in 2013 and 2014 are more representative of future expectations for the property.

(5)
Our Sandpiper Ranch property was purchased in late 2011. Total annual rental amounts for the total leased acreage of 158 acres was $15,229 and was not material.

(6)
In 2013, there was a partial disposition of 79 acres of Macomb Farm due to an eminent domain claim. See "Management's Discussions and Analysis of Financial Condition and Results of Operations—Results of Operations."

(7)
Development properties have been excluded, given that those properties are in totality or in majority not governed by a lease, other than as noted below, and are in the process of being redeveloped. Once crops have matured and the farm is commercially productive, we intend to lease these properties to tenants. 56 acres of our Condor Ranch development property are mature plantings and are governed by a flexible lease; the remaining 727 gross acres are subject to development and not currently leased. We also generated revenues of $197,260 through the second quarter of 2015, $268,450 in 2014 and $99,599 in 2013 from a mature portion of our Grassy Island Groves development property, which is not reflected in this table. In addition, in acquiring our Pintail Vineyard property in November 2013 and our Hawk Creek Ranch property in October 2013 and February 2014, we assumed crop share leases for one crop season after which the properties have commenced redevelopment and are no longer subject to leases. Total occupancy rates inclusive of development properties were 75.0% through the second quarter of 2015, 72.4% in 2014, 71.0% in 2013, 94.5% in 2012 and 95.6% in 2011.

Description of Our Leases

        The following table provides information regarding the leases in place for each property as of the date of this prospectus.

Leases by Property(1)	Leased Acreage	Term	Expiration	Renewal Rights	Lease Type	Timing of Rental Payment
Permanent crops
Kimberly Vineyard:	80	5 years	Later of 10/31/16 or one week after the last day of the 2016 harvest.(2)	Option to extend the lease term for an additional five years(3)	Flexible(4)	(i) Fixed rent component due in four equal installments on February 1, May 1, August 1 and December 15 of each calendar year and (ii) flexible rent component due no later than February 1 of each year.
	175	5 years	Later of 10/31/19 or one week after the last day of the 2019 harvest.(2)	Option to extend the lease term for an additional five years(5)	Flexible(4)

(i) Fixed rent component due in four equal installments on March 15, June 15, September 15 and December 15 of each calendar year (first payment due February 1, 2015) and (ii) flexible rent component due no later than February 1following the harvest for each crop year.

Golden Eagle Ranch:	1,195	5 years	The first to occur of 11/30/19 or one week after the last day of the 2019 almond harvest.	Option to extend the lease term for an additional five years(6)	Flexible(7)

(i) Fixed rent component for certain structural improvements on the property due on a monthly basis, (ii) fixed rent component per tillable acre due in four equal installments on March 1, June 1, September 1 and December 1 of each calendar year, and (iii) flexible rent component due in four installments on December 31, March 31, October 31 and July 31 of each calendar year.

Quail Run Vineyard:	145	2 years	10/31/16	Option to extend the lease term for an additional five years(8)	Flexible(9)

(i) Fixed rent due in equal quarterly installments on March 15, June 15, September 15 and December 15 of each year and (ii) crop share rent due no later than February 1 following the harvest for each crop year.

Leases by Property(1)	Leased Acreage		Term	Expiration	Renewal Rights	Lease Type	Timing of Rental Payment
Blue Heron Farm:	271	(10)	3 years	11/30/17	Option to extend the lease term for an additional five years(11)	Flexible(12)	(i) Fixed rent component due in four equal installments on December 1, March 1, June 1 and August 1 of each crop year and (ii) flexible rent component due no later than December 31 following each crop year and after the crop is 100% sold, but in event later than April 30 of the year following harvest.
Falcon Farms:	1,165	(20)	2 years	Earlier of 11/30/16 or one week after the last day of the 2016 harvest.	N/A	Flexible(13)	(i) Fixed base rent component due on January 1 of each calendar year and (ii) flexible rent component due in three installments on February 15, May 15, and September 15 of each year.
Kingfisher Ranch	432	(22)	5 years	10/31/20	Option to extend the lease term for an additional four years(21)	Flexible(22)

(i) Fixed rent component due in four equal installments on November 1, February 1, May 1 and August 1 of each crop year and (ii) flexible rent component due (a) 48% of final payment within 15 days of lessee's receipt and (b) no later than October 1 following each crop year and after the crop is 100% sold, but in any event no later than April 30 of the year following harvest.

Specialty/vegetable row crops
Sweetwater Farm:	1,220		3 years	12/31/16	May be extended upon the mutual written consent of the parties.	Fixed(14)	Due on January 1 of each calendar year
Sandpiper Ranch:	157		3 years	Earlier of 12/31/15 or the completion of the 2015 harvest	Option to extend the lease term for an additional three years(15)	Fixed(16)	Due in semi-annual installments on January 1 and July of each calendar year.
Commodity row crops
Pleasant Plains:	1,158		3 years	12/31/15	May be extended upon the mutual written consent of the parties.	Fixed(14)	Due on March 1 of each calendar year.
Macomb Farm:	424		3 years	12/31/16	May be extended upon the mutual written consent of the parties.	Fixed	Due on March 1 of each calendar year.

Leases by Property(1)	Leased Acreage		Term	Expiration	Renewal Rights	Lease Type	Timing of Rental Payment
Tillar Farm:	156.5		1 year	12/31/15	May be extended upon the mutual written consent of the parties.	Fixed	Due semi-annually on April 1 and November 1 of 2015
	1,091.5		1 year	12/31/15	May be extended upon the mutual written consent of the parties.	Fixed	Due semi-annually on April 1 and November 1 of 2015
Kane County Farms:	948.7		2 years	12/31/15	May be extended upon the mutual written consent of the parties.	Fixed	Cash rent due on March 1 of each calendar year. Building rent payable on the first of each month.
	366.1		2 years	12/31/15	May be extended upon the mutual written consent of the parties.	Fixed	Due in two equal installments on March 1 of each calendar year.
	296		2 years	12/31/15	May be extended upon the mutual written consent of the parties.	Fixed	Due in two equal installments on March 1 of each calendar year.
Development
Condor Ranch:	44	(17)	4 years	Later of 11/1/15 or one week after the last day of the 2015 avocado harvest.(4)	N/A	Flexible(18)	(i) Fixed rent components due in four equal installments on January 1, April 1, July 1 and October 1 of each calendar year and (ii) flexible rent component due no later than November 1 of each year.
	12	(19)	4 years	Later of 11/1/15 or one week after the last day of the 2015 avocado harvest.(4)	N/A	Flexible(18)	(i) Fixed rent components due in four equal installments on January 1, April 1, July 1 and October 1 of each calendar year and (ii)flexible rent component due no later than November 1 of each year.

(1)
Our permanent development crop farms, including Roadrunner Ranch, Grassy Island Groves, Hawk Creek Ranch and Pintail Vineyards, are not currently leased. Additionally, Blue Cypress Farm, which is currently being redeveloped to a vegetable row crop property, is not currently leased. See "—Development."

(2)
We have rights to early termination under the lease if certain key persons associated with the current tenant become deceased or disabled to the extent that they are not able to direct and supervise the management of the property and provided we give written notice of our election to terminate within 60 days following the occurrence of such event.

(3)
Extension will only be made if on mutually agreeable terms and if written notice exercising the option to extend is received by us on or before April 15, 2015.

(4)
Lease provides for annual rent with (i) a fixed component per tillable acre and (ii) subject to certain conditions, a flexible rent component based on a percentage of the gross revenues derived from the leased premise.

(5)
Extension will only be made if on mutually agreeable terms and if written notice exercising the option to extend is received by us on or before April 15, 2019.

(6)
Extension will only be made if on mutually agreeable terms and if written notice exercising the option to extend is received by us on or before May 1, 2019.

(7)
Lease provides for annual rent with (i) a fixed component for certain structures located on the property, (ii) a fixed component per tillable acre for the first year of the lease, which will be increased by 2% each year thereafter, and (iii) subject to certain conditions, a flexible rent component based on gross revenue per acre. An additional 130 planted acres were added to the lease through a lease amendment relating to the acquisition of Golden Eagle Ranch 2 on August 18, 2015, which was aggregated with this property.

(8)
Tenant may exercise right to renew by providing written notice to us at least three months and not more than six months prior to the termination date of the lease, provided the rent for the renewal term shall be changed to a yield based calculation mutually agreed upon.

(9)
Lease provides for annual rent with (i) a fixed component per acre per year and (ii) subject to certain conditions, a flexible rent component based on gross revenue per acre. Additionally, one block consisting of 32.6 gross / 30.4 tillable acres is under a fixed lease for the 2015 crop season due in quarterly installments on Dec. 1, March 1, June 1 and September 1 of the 2015 crop year. After 2015, this block will be governed by the above-mentioned lease on those same terms. Lease excludes approximately 77 acres under development.

(10)
Tenant has the right, upon written notice to us, at any time prior to the beginning of the planting season for any calendar year, to include in the leased acreage subject to the lease certain acres of the property that are currently under development, and the acres used for calculating rent under the lease will be adjusted accordingly. All acres currently under development will be included in the leased acreage beginning with the 2017 planting season, without the requirement of notice to, or consultation with, the tenant.

(11)
Extension will only be made if on mutually agreeable terms and if written notice exercising the option to extend is received by us on or before May 1, 2017.

(12)
Lease provides for annual rent with (i) a fixed component per acre per year and (ii) subject to certain conditions, a flexible rent component based on gross revenue per acre. Prior to the 2015 crop season, there was also a crop share lease without a fixed component on this farm.

(13)
Lease provides for annual rent with (i) a fixed component per annum and (ii) subject to certain conditions, a flexible rent component based on a percentage of the gross farm revenue above the threshold established. We are entitled to a certain percentage of the value of any pecans remaining unsold by August 31 at the average price received for the sold portion of the crop through that date.

(14)
Fixed rent includes an annual escalator.

(15)
Extension will only be made if on mutually agreeable terms and if written notice exercising the option to extend is received by us on or before June 1, 2015.

(16)
Fixed rent, with an incremental increase of $50 per acre per year beginning January 1, 2014. Tenant also pays a fixed monthly rental amount, due on the first of each month, for the use of the fenced yard/enclosed shop and buildings.

(17)
15 acres are planted to avocados and 29 acres are planted to lemons.

(18)
Lease provides for annual rent with (i) a fixed component per annum for the acres developed for avocados and lemons, respectively, as well as a fixed component per annum for certain structures and improvements located on the property and (ii) subject to certain conditions, a flexible rent component based on a percentage of the marginal gross on-tree crop revenue above the threshold established for the avocados and lemons, respectively.

(19)
8 acres are planted to avocados and 4 acres are planted to lemons.

(20)
1,120 acres are mature and 45 are planted with young trees.

(21)
Extensions will only be made if on mutually agreeable terms and if written notice exercising the option to extend is received by us on or before April 1, 2020.

(22)
Lease provides for annual rent with (i) a fixed component per tillable acre and (ii) subject to certain conditions, a flexible rent component based on a percentage of the gross revenues derived from the leased premises. While the property has 511 planted acres, 432 are planted with mature, leasable acres; the remaining 79 acres are planted with young, not mature tres, which will be governed by the lease once mature.

Mature Permanent Crop Farms

        Expenses.    All of our mature permanent crop farm leases provide that we are responsible for major capital expenditures, with our Golden Eagle Ranch, Blue Heron Farm, Falcon Farms and Kingfisher Ranch leases specifying that we are responsible for capital expenditures only in excess of certain amounts. Additionally, under each of our permanent crop leases, tenants are responsible for routine maintenance and repairs associated with the leased property, all utilities, including sewer, gas, electricity, telephone, irrigation of water and all other costs in any way relating to its farming activities on or occupation of the leased acres, such as seed, fertilizer, labor and fuel costs, with the exception of our Quail Run Vineyard property where the tenant is only responsible for its pro rata share of such costs.

        Under leases in connection with our Kimberly Vineyard, Golden Eagle Ranch, Kingfisher Ranch and, with respect to leased acres only, Condor Ranch, Quail Run Vineyard and Blue Heron Farms properties, our tenants are responsible for all related real and personal property taxes and assessments on the property.

        Security Interests and Guaranty.    With respect to the leases on our Kimberly Vineyard, Golden Eagle Ranch, Quail Run Vineyard, Blue Heron Farms, Falcon Farms and Kingfisher Ranch properties, in order to secure the tenant's performance under the lease, we have a lien on, and security interest in, all crops grown or growing on the applicable property.

        Additionally, the tenant on our Blue Heron Farms property has caused its parent company to guarantee its payment of rent and performance of all its obligations under the Blue Heron Farms lease and to maintain such guaranty in force during the term of the lease.

        Right to Obtain Crop Financing.    With respect to the leases on our Kimberly Vineyard, Golden Eagle Ranch, Blue Heron Farms, Falcon Farms and Kingfisher Ranch properties, each tenant has the right to obtain financing for the growing and production of any and all crops on the applicable property, and we may in some instances consent to the subordination of our security interest in the crops to the security interest of any lender. However, in no instance will we allow there to be a lien on the property to secure any crop financing. With respect to Kimberly Vineyard, we have executed a Subordination and Intercreditor Agreement with the tenant's current lender, American AgCredit, PCA.

Specialty/Vegetable Row Crop Farms

        Expenses.    All of our specialty/vegetable row crop farm leases provide that we are responsible for major capital expenditures. Additionally, under each of our specialty/vegetable row crop leases, tenants are responsible for routine and preventative maintenance and repairs associated with the leased property, all utilities, including sewer, gas, electricity and telephone, irrigation of water and all other costs in any way relating to its farming activities on or occupation of the leased acres, such as seed, fertilizer, labor and fuel costs.

        With the exception of Sweetwater Farm, under our specialty/vegetable row crop farm leases, our tenants are responsible for all related real and personal property taxes and assessments on the property.

        Security Interests.    With respect to the lease on our Sandpiper Ranch farm, in order to secure the tenant's performance under the lease, we have a lien on, and security interest in, all crops grown or growing on the applicable farm.

Commodity Row Crop Farms

        Expenses.    All of our commodity row crop farm leases provide that we are responsible for major capital expenditures. Additionally, under each of our commodity row crop leases, tenants are responsible for routine and preventative maintenance and repairs associated with the leased property, all utilities, including sewer, gas, electricity and telephone, irrigation of water and all other costs in any way relating to its farming activities on or occupation of the leased acres, such as seed, fertilizer, labor and fuel costs. Further, under the lease for our Pleasant Plains property, the tenant is responsible for the cost of a new tile drainage system.

        Security Interests.    With respect to the lease on Macomb Farm, in order to secure the tenant's performance under the lease, we have a lien on, and security interest in, all crops grown or growing on the applicable farm.

        For all of our leases, any assignment or sublease by a tenant will require our prior consent. Additionally, under each of our leases the tenant is responsible for procuring liability insurance on the applicable leased acres and as of the date of this prospectus, we believe each of our farms is adequately insured.

Lease Expirations

        The following table sets forth a summary of the lease expirations for each of the leases for the farms in our portfolio, excluding farms currently under development, as of the date of this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Our Operating Results and Asset Value—Rental Revenues from Fixed and Participating Leases" for an additional discussion of our 2015 lease expirations. In general and based on our prior experience, lease rates are impacted by a variety of factors including: (i) typically being renewed in a manner that follows the land value change over the span of the lease (i.e., if a lease has a three year term, and in those three years, the value of property increases by 20%, the renewed lease will similarly adjust the rental payment), (ii) crop price trends, (iii) revenue and expense expectations and (iv) public rental data for comparable farms, if known. For leases expiring this year, we expect 100% renewal with the current professional farmer tenants with discussions as to the terms to occur late in the third and early in the fourth quarter of this year.

Lease Expiration Year	Number of Expiring Leases by Property(1)	Number of Expiring Leases(1)	Expiring Leased Acreage	Expiring Guaranteed Annual Rent(2)	% of Total Annual Rent(3)
2015(4)	5	9	4,230	$1,970,025	29.72%
2016(5)	5	5	3,034	$983,207	14.83%
2017	1	1	271	$377,943	5.70%
2018	—	—	—	—	—
2019(5)	2	2	1,229	$1,048,771	15.82%

TOTAL(6)(7)	13	17	8,764	$4,379,946	66.07%

(1)
Certain of our properties have multiple leases and are only represented as a single lease per property in Column 2 of the above table—"Number of Expiring Leases by Property." This includes two leases on Kimberley Vineyard, two leases on Tillar Farm, three leases on Kane County Farms and two leases on Condor Ranch with the same tenant. Quail Run Vineyard is governed by two leases but is treated as fully expiring in 2016, as only 33 net acres expire in 2015 and will subsequently become governed by the second lease. Column 3—"Number of Actual Expiring Leases" treats all individual leases separately. See "—Description of Our Leases."

(2)
Represented only guaranteed lease revenue, such as fixed cash or annual base percentage rent owed to the Company, and assumes no changes to producing acreage for development or redevelopment, which may be anticipated within the lifetime of the lease. Participating portions of leases are excluded as they are contingent on various factors that are not currently determinable.

(3)
Based on 2014 contractual rent as of December 31, 2014, which was $6,628,989. See the definition of "contractual rent" under the "Glossary" section.

(4)
Leases associated with Sandpiper Ranch, Condor Ranch, Pleasant Plains Farm, Tillar Farm and Kane County Farms will expire in 2015. Each of these properties have multiple leases in place and we expect lease negotiations with respect to these farms to commence in the third and/or fourth quarter of 2015 as is customary with respect to leases for commodity row and certain specialty/vegetable row crop farms. We can provide no assurances that leases will be finalized or that lease negotiations will commence within the timeframes we expect or at all.

(5)
Kimberly Vineyard currently has two leases in place with varying lease terms. The first lease will expire on the later of October 31, 2016 or one week after the last day of the 2016 harvest, and the second lease will expire on the later of October 31, 2019 or one week after the last day of the 2019 harvest. However, we currently anticipate that the 90 acres subject to the first lease will be rolled into the second lease at the time of expiration in 2016. We can provide no assurances that such a roll-over of leased acres will occur.

(6)
The lease on our Grassy Island Groves property expired in 2014 and was not renewed or re-leased as the property was placed in development. The direct operating revenue of the property was $268,450. Additionally, $100,624, or 1.54% of our 2014 total annual rent, is expiring contractual rent for our Hawk Creek Ranch and Pintail Vineyards farms.

(7)
We acquired our Kingfisher Ranch property on August 21, 2015. The lease, which expires in November 2020, covers 432 mature acres. 79 acres are planted with young trees and will be governed by the lease once mature. Since the property was not leased prior to acquisition, there is no rental revenue or contractual rent information available.

Development Farms

        The following table summarizes the progress, as of June 30, 2015, of our farms that are undergoing substantial or total development.

Property	Tillable Acres Subject to Development	Crop Being Developed	Purchase Price Plus Closing Costs	Total Capital Expenditures	Estimated Remaining Capital Expenditures	Estimated Remaining Capital Expenditures Less Revenue Offset	Expected Completion Date	Description of Development
Blue Cypress Farm	2,036	Specialty/ Vegetable Row Crops	$7,332,199	$4,136,055	$—	$—	2015	The land is being converted from an abandoned citrus grove to a specialty/vegetable row crop property. Development on the property is expected to be completed in 2015, and includes leveling of the land, disking, reservoir work and ditch maintenance and drainage and irrigation pumps are being installed, and may include soil amendments with the first commercial crop anticipated in the 2016 crop season.
Condor Ranch	202	Avocados and Lemons	5,020,489	4,522,116	820,911(1)	(471,099)	2016

The development phase has been completed, including land preparation and irrigation installation, and the entire development property has been planted to lemons and avocados. Property is still considered to be in the process of development, as the young trees, while planted, are not yet commercially productive and, as such, there is no tenant, except for a minority 56 mature acres that are subject to participating leases.(2)

Property	Tillable Acres Subject to Development	Crop Being Developed	Purchase Price Plus Closing Costs	Total Capital Expenditures	Estimated Remaining Capital Expenditures	Estimated Remaining Capital Expenditures Less Revenue Offset	Expected Completion Date	Description of Development
Roadrunner Ranch	227	Seedless organic mandarins	2,508,615	4,672,024	1,165,078(1)	(206,647)	2016

The development phase has been completed, including land preparation, irrigation installation, planting and frost protection installation. Property is still considered to be in the process of development as the majority of the young trees have been planted, but are not yet commercially productive and, as such, there is no tenant in place.(3)

Grassy Island Groves	451	Citrus	2,422,067	2,235,069	2,357,492	1,471,172	2019

With respect to the north half of the property, new trees have been planted. Irrigation installation has also been completed.
With respect to the south half of the property, new trees have been planted.(4)

Quail Run Vineyard	77	Wine grapes	7,986,077	1,920,520	337,834(1)	(88,766)	2017

Development of 77 acres or three of the eight blocks to pinot noir grape vines has been completed, including the installation of trellises and drip hoses. The farm is still considered to be in the process of development as the vines are not yet commercially productive.

Pintail Vineyards	87	Wine grapes	1,091,048	597,626	1,095,651	734,651	2019	Ground preparation and the irrigation system implementation have been completed. Planting of Pinot Grigio and Petite Syrah wine grapes occurred in the second quarter of 2015.
Hawk Creek Ranch	425	Pistachios	5,095,058	2,093,666	4,523,563	2,386,603	2021

Land preparation has been 90% completed on a portion of the ranch. One well has been drilled and a second well is scheduled to be drilled during the third quarter of 2015. Planting of pistachio trees occurred in the second quarter of 2015.

Total:	3,505		$31,455,553	$20,177,076	$10,300,609	$3,825,914

(1)
Costs going forward are largely expected to be related to the maintenance and development of the planted acres that will continue to be capitalized until maturity.

(2)
Our Agricultural Sub-Adviser continues to investigate whether additional acres can be planted.

(3)
California experienced a freeze in December 2013, which resulted in the loss of 1-3% of the trees planted on the property. Replants were completed in the third quarter of 2014, and an initial crop is currently anticipated to be harvested in 2015.

(4)
The south half of the property was purchased with the intent to lease that section while undergoing some redevelopment. Upon further evaluation of the property, we terminated the lease on that portion of the property and expect to replant and redevelop approximately 105 acres of the south half, while the remaining 105 acres of that portion of the property will be directly operated by us.

Water Access and Rights

        The following table summarizes the primary water sources for each of our farms as well as the current condition of those sources. See "Risk Factors—If our farms do not have access to adequate water supplies or proper drainage, it could harm our ability to lease the farms for farming on favorable terms or at all, which could have a material adverse impact on the value of our farms and our results of operations and ability to make distributions to our stockholders" and "Risk Factors—Our farms are subject to adverse weather conditions, seasonal variability or alternate bearing, crop disease and other contaminants, which may affect our tenants' ability to pay rent and thereby have a material adverse effect on our results of operations, financial condition and our ability to make distributions to stockholders" for further discussion regarding the risks of access to adequate supplies of water to the value of our farms and our financial condition.

Property Name	Location	Water Source/Drainage	Current Condition
Permanent Crop:
Kimberly Vineyard	Monterey, CA	Two shared wells located on an adjacent landowner's property over which we have majority pro-rata control	No issues reported.
Golden Eagle Ranch	Stanislaus & Merced, CA	Six wells located on the property that are integrated into one comprehensive distribution system. There is no surface water available. The second parcel of Golden Eagle Ranch, as acquired in August 2015, has an additional on-site well and pump system along with surface water available from the Merced Irrigation District.	There have been no major issues to report regarding well conditions in connection with 2015 crop productions. To increase redundancy, one well was refurbished in 2014, and the remaining five wells are scheduled to be refurbished in 2015.
Quail Run Vineyard	Monterey, CA	One well located on the property.	No issues reported.
Blue Heron Farms	Kings, CA	On-site well system plus supplemental surface water provided by the local water district.	No issues reported.
Falcon Farms	Dougherty, GA; Lowndes, AL	8 separate wells located on the Georgia parcel and two pump systems drawing from a slough on the Alabama River on the Alabama parcel.	No issues reported.
Kingfisher Ranch	Fresno, CA	Three on-site well and pump systems.	No issues reported. One well was refurbished as a condition of the closing.
Specialty/Vegetable Row:
Sandpiper Ranch	Santa Cruz, CA	Primary source of water is from the Pajaro Valley Water Management Agency recycling plant that is delivered to area farms through an integrated water delivery system. There are also two wells on the property.	No issues reported.
Sweetwater Farm	Jackson, FL	Eight wells located on the property and one off-site well.(1)	No issues reported.
Commodity Row:
Pleasant Plains	Douglas, McLean, Cass, Morgan & Sangamon, IL	Rain water.(2) Drainage occurs naturally.	No issues reported
Macomb Farm	McDonough, IL	Rain water.(2)(3) Drainage occurs naturally and through a system of underground tiles.	No issues reported.
Kane County Farms	Kane, IL	Rain water.(2)(3) Drainage occurs naturally and through a system of underground tiles.	No issues reported.

Property Name	Location	Water Source/Drainage	Current Condition
Tillar Farm	Drew, AR	Surface and rain water as well as ten irrigation wells that irrigate 95% of the tillable acres. Drainage occurs naturally and is enhanced by the proximity of Bayou Bartholomew.	No issues reported.
Development:
Roadrunner Ranch	Tulare, CA	Seven primary on-site pump and well systems and surface water supplied by two irrigation districts.	There is currently sufficient groundwater capacity at this property to irrigate the trees during peak demand months. Surface water allocations were reduced for 2014 and may be reduced again in 2015.
Condor Ranch	Ventura, CA	Two off-site well and pump systems and a reservoir.	No issues reported.
Blue Cypress Farm	Brevard, FL	Canals and reservoirs surrounding the property, and the property is irrigated via surface water.(4) There are no wells on the property.	No issues reported.
Grassy Island Groves	Okeechobee, FL	Canals and reservoirs surrounding the property, and the property is irrigated via surface water for sourcing and drainage.(4) There are no wells on the property.	Major improvements have been completed and the final irrigation system for the new plantings will be completed during the first half of 2015.
Pintail Vineyards	Yolo, CA	Riparian rights and sources water from the Sacramento River via a pump lift.	No issues to report.
Hawk Creek Ranch	Yolo, CA	Underground aquifer and surface water from the Yolo County Flood Control and Water Conservation District. There are also four wells located on the property, though they are in poor to average condition. Ground and surface water.	No issues reported. As part of this development, one well has been drilled and a second well is scheduled to be drilled during the first quarter of 2015.

(1)
We are currently in the process of negotiating a long term agreement with respect to the off-site well. We can provide no assurances that we will be successful in negotiating a long term agreement on favorable terms or at all.

(2)
There is no irrigation on this property, which is typical for this area of the Midwest. Frequent and regular rainfall provides adequate moisture.

(3)
Drainage occurs naturally and through a system of underground tiles.

(4)
All surface water management systems are currently permitted with the St. Johns River Water Management District, which was assigned to us post-closing and expires on September 12, 2017.

Description of Material Farms

Golden Eagle Ranch

        The Property.    We acquired separate parcels of Golden Eagle Ranch, a mature permanent crop farm, in Stanislaus County, California, in March 2012 and August 2012 for a combined purchase price of approximately $16.8 million. On August 18, 2015, we acquired a second farm of 135 gross acres and 130 tillable acres of almonds, which has been aggregated with Golden Eagle. As of the date of this prospectus, Golden Eagle Ranch consists of 1,247 gross acres, with 1,186 tillable acres, planted with young and mature almonds. We hold Golden Eagle Ranch in fee simple through our wholly owned subsidiary Arnold (CA) LLC. On June 30, 2015, Edwards, Lien & Toso, Inc., an accredited rural appraiser, concluded that the market value of the property was $28.9 million prior to the recent acquisition, relying most heavily on the income capitalization approach to valuation. Golden Eagle Ranch was planted over a period of time to create a sustainable almond orchard, with replanting originally scheduled to begin after the 2013 harvest. However, due to a nutrient program utilized by the current tenant and high almond prices, we have delayed replanting until after the 2015 harvest.

        Demand Generators and Competition.    While the mature permanent crop farmland tenant base for nut crops in the region is still developing, we expect a competitive tenant environment to develop for this property type and believe there is a strong market already in place for direct operations as well as associated services, including harvesting, processing (hulling, shelling and packaging), warehousing, marketing and shipping and there are numerous vertically integrated corporations that currently farm almonds and are highly qualified to farm the property as tenants. Additionally, since June 2013, more than 8.33 million almond trees were sold by California nurseries, a 25% increase on amount of trees sold from the prior year. Of the sold trees, roughly 24% were used to replant an orchard, 4% were used to replace trees in existing orchards, and the remaining 72% were sold for new plantings. The increased trees and acreage demonstrates grower confidence in the long-term growth of the almond industry, especially as growers shift more acreage into almond production, which we believe will generate increased leasing demand for this farm. Currently, California produces 80% of the world's almond supply. Additionally, almond prices have been steadily increasing over the past few years, both overseas and domestically, as almonds are being incorporated into more products (i.e., nutrition bars and almond milk).

  Operating and Occupancy Information.

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011(1)
Occupancy(2)	100%	100%	100%	100%	N/A
Rental revenue(3)	$2,239,725	$2,562,473	$1,896,036	$198,575	N/A
Total leased acreage	1,056	1,056	1,056	1,056	N/A
Rent per leased acre	$2,121	$2,427	$1,795	$188	N/A

(1)
Farm was acquired in two tranches during 2012.

(2)
Based on percentage of tillable acres currently leased.

(3)
Property has been subject to a crop share lease based on gross revenues and starting with the 2015 crop season, is now subject to a flexible lease with base and participating components. There was no base rent in the leases from 2011 to 2013. Crop share lease amounts are largely delayed in revenue recognition as almonds sold from the farm are largely sold in the year following harvest. For this reason, there is a large increase from 2012 to 2013. Year ended December 31, 2013 is more representative of our future expectations.

Kingfisher Ranch

        The Property.    We acquired a contiguous tract of land, Kingfisher Ranch, which is a mature permanent crop farm, in Fresno County, California, on August 21, 2015 for a purchase price of approximately $19.6 million. Kingfisher Ranch consists of 623 gross acres, with 511 tillable acres, planted with young and mature pistachios. We hold Kingfisher Ranch in fee simple through our wholly owned subsidiary Warren (CA) LLC.

        Demand Generators and Competition.    The United States is the largest supplier of pistachios, and more than 95% of U.S. pistachios are produced in California according to USDA data. Demand stems from international markets, who have an increasing appetite for nuts, including pistachios, as well as domestically, as major pistachio producers and the American Pistachio Growers Association have been proactively marketing pistachios to increase awarenesss and appeal. While the mature permanent crop farmland tenant base for nut crops in the region is still developing, we expect a competitive tenant environment to develop for this property type and believe there is a strong market already in place for direct operations as well as associated services, including harvesting, processing (hulling, shelling and packaging), warehousing, marketing and shipping and there are numerous vertically integrated corporations that are currently farm almonds and are highly qualified to farm the property as tenants.

  Operating and Occupancy Information.

        Kingfisher Ranch was acquired on August 21, 2015 and was not leased prior to acquisition. Therefore, there is no rental revenue, occupancy or leased acreage information available or applicable for the period presented. Subsequent to the acquisition, a five year flexible lease, including a base rent component and a flexible rent component, was put in place on the 432 of the 511 tillable acres that are currently planted with mature pistachio trees. The remaining 79 acres are planted with young trees, and will be governed by the lease once mature.

Blue Heron Farms

        The Property.    We acquired Blue Heron Farms, a mature permanent crop farm, in Kings County, California, in November 2013 for a purchase price of approximately $14.0 million. On June 30, 2015, Correia-Xavier Incorporated, an independent certified general real estate appraiser, concluded that the market value of the property was $16.0 million, relying most heavily on the comparable sales approach to valuation. Blue Heron Farms consists of 430 gross acres, with 380 tillable acres, of young (19%) and mature (81%) walnut trees. We hold Blue Heron Farms in fee simple through our wholly owned subsidiary Leland (CA) LLC.

        Demand Generators and Competition.    While the mature permanent crop farmland tenant base for nut crops in the region is still developing, we expect a competitive tenant environment to develop for this property type and believe there is a strong market already in place for direct operations as well as associated services, including harvesting, processing (hulling, shelling and packaging) warehousing, marketing and shipping. Additionally, current USDA estimates for 2014 California walnut production represent a record level of growth as mild weather during the growing season benefitted production and allowed for an early harvest and a higher quality crop. Walnut shipments for the new 2014/2015 crop season are weaker than the prior season due to a decrease in exports to Asia, slightly offset by an increase in exports to Europe; however, domestic shipments have increased. We believe that increased production of walnuts and the quality of the crops will generate increased leasing demand for this farm.

  Operating and Occupancy Information.

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012(1)	2011(1)
Occupancy(2)	100%	100%	100%	N/A	N/A
Rental revenue(3)	$241,435	$774,779	$18,519	N/A	N/A
Total leased acreage	309	271	271	N/A	N/A
Rent per leased acre	$781	$2,859	$68	N/A	N/A

(1)
Farm was acquired during 2013, although we were not entitled to any of the participating revenues for the 2013 crop season.

(2)
Based on percentage of tillable acres currently leased, excluding 109 tillable acres for the years ended 2014 and 2013, or 39% of the 380 tillable acres, and excluding 71 tillable acres for the six months ended June 30, 2015, or 19% of the 380 tillable acres, which are planted with young walnut trees that have not yet reached commercial production and are therefore not leased.

(3)
For the 2013-2014 crop season, the farm was subject to a crop share lease with a straight-lined component to make up for a below-market lease. Starting with the completion of the 2014 crop season and going forward, the farm is subject to a flexible lease, including a base rent component and a flexible component based on percentage of gross revenues.

Kane County Farms

        The Property.    We acquired Kane County Farms, a commodity row crop farm in the premier corn producing area of North-Central Illinois, in June 2011 for a purchase price of approximately $17.2 million. Kane County Farms consists of 1,652 gross acres, with 1,617 tillable acres, currently planted with corn in rotation with soybeans on four separate parcels. We hold Kane County Farms in fee simple through our wholly owned subsidiary Abraham (IL) LLC. On June 30, 2015, Cochran Ag Services, Inc., an independent Illinois certified general real estate appraiser, concluded that the market value of the property was $19.5 million, relying most heavily on the comparable sales approach to valuation. We have no immediate plans to improve the property. We believe that there may be some potential for residential development upon disposition in the future as one parcel abuts the 54th ranked modern golf course, as per Golfweek's 2015 ratings, and with suburban sprawl of the greater Chicago/Aurora metropolitan area.

        Demand Generators and Competition.    Kane County Farms is a commodity row crop farm located in a premier corn-producing area of Illinois for which there is an established and highly competitive tenant market. Continued global growth in population and consumer income and the demand for biofuels (e.g., ethanol from corn) and the increasing need for feed for livestock, as well as the location and high-quality soils (90% Class I) of this property, should, in our opinion, continue to drive leasing demand for this farm.

  Operating and Occupancy Information.

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011(1)
Occupancy(2)	100%	100%	100%	100%	100%
Rental revenue(3)	$351,164	$701,308	$764,409	$721,770	$257,931
Total leased acreage(4)	1,611	1,611	1,611	1,611	1,611
Rent per leased acre	$218	$435	$474	$448	$160

(1)
Farm was acquired during 2011 and we assumed existing leases.

(2)
Based on percentage of tillable acres currently leased.

(3)
Subject to a fixed lease.

(4)
Appraisal net acreage totals may differ slightly from tillable acreage totals stated in leases and are rounded.

Description of Tenants

        Our farms are leased to 15 separate third-party tenants, of which the tenant at our Golden Eagle Ranch farm represented approximately 38.7% of our 2014 contractual rent. Additionally, our tenants at Blue Heron Farms, Kane County Farms, Pleasant Plains, Sandpiper Ranch, Sweetwater Farm and Quail Run Vineyard represented approximately 11.7%, 10.6%, 7.6%, 6.1%, 5.7% and 5.6%, respectively, of our 2014 contractual rent received through December 31, 2014, which does not include certain rent to be paid under 2014 participating leases that was not recognized in 2014. No other tenant represents greater than 5.0% of our 2014 contractual rent.

        The tenant at our Golden Eagle Ranch farm represents approximately 57.6% of our 2015 contractual rent received through June 30, 2015, due in large part to the timing of the sale of the 2014 harvest in 2015 as well as increased almond prices. Our tenants at Kane County Farms, Pleasant Plains and Blue Heron Farms represented approximately 7.5%, 5.4% and 5.2%, respectively, of our 2015 contractual rent received through June 30, 2015, which does not include certain rent to be paid under participating leases that has not yet been recognized. No other tenant represents greater than 5.0% of our 2015 contractual rent received through the second quarter, but some tenants may do so in the future.

Government Regulation

Farming Regulation

        The farms that we own and intend to acquire are subject to the laws, ordinances and regulations of state, local and federal governments, including laws, ordinances and regulations involving land use and usage, water rights, treatment methods, disturbance, the environment and eminent domain.

        Farmland is principally subject to environmental laws, ordinances and regulations. Each governmental jurisdiction has its own distinct environmental laws, ordinances and regulations governing the use of farmland. These laws, ordinances and regulations primarily seek to regulate water usage and water runoff due to the limited supply in certain areas, including California, Florida and Illinois, where the majority of the farms in our portfolio are located. In addition, runoff from rain or from irrigation is also governed by state, county and federal governments. Further, if any of the water used on or running off of our farms flows to any rivers, ponds, the ocean or other water sources, then there may be specific laws, ordinances and/or regulations governing the amount of pollutants, including sediments, nutrients and pesticides, that such water may contain.

        All of the farms in our portfolio have sources of water, including wells and/or surface water that currently provide sufficient amounts of water necessary for the current farming operations at each location. However, should the need arise for additional water from wells and/or surface water sources, we may be required to obtain additional permits or approvals or to make other required notices prior to developing or using such water sources. Permits for drilling water wells or withdrawing surface water may be required by federal, state and local governmental entities pursuant to laws, ordinances, regulations or other requirements, and such permits may be difficult to obtain due to drought, the limited supply of available water within the farming districts of the states in which our farms are located or other reasons. We believe that our farms are currently in compliance with applicable state, county and federal environmental and agricultural regulations.

        In addition to the regulation of water usage and water runoff, state, county and federal governments also seek to regulate the type, quantity and method of use of chemicals for growing crops, including fertilizers, pesticides and nutrient rich materials. Such regulations could include restricting or preventing the use of such chemicals and materials near residential housing or near water sources. For example, when farmland is located near residential housing, the spraying of crops on the farmland may only occur on windless days and the spray may not be used on plants that are specific distances from homes. Further, some regulations have strictly forbidden or significantly limit the use of certain chemicals and materials. Licenses, permits and approvals must be obtained from governmental authorities before most chemicals and materials can be used on farmland and crops, and reports on the usage of such chemicals and materials must be submitted in accordance with the terms of the specific licenses, permits and approvals. Failure to obtain such permits or comply with the terms of such permits could result in fines and imprisonment.

        The use of farmland in California, Florida and other jurisdictions is also subject to regulations governing the protection of endangered species. When farmland borders, or is in close proximity to, national parks, protected natural habitats or wetlands, the farming operations on such farms must comply with the laws, ordinances and regulations related to the use of chemicals in a manner to avoid disturbing the habitats, wetlands or other protected areas.

        In addition to environmental regulations, state, county and federal governments also have various regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide for minimum wages and minimum and maximum work hours, as well as to restrict the hiring of illegal immigrants.

        As an owner of farmland, we may be liable or responsible for the actions or inactions of our tenants with respect to these laws, regulations and ordinances.

Real Estate Industry Regulation

        Generally, the ownership and operation of real farms is subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights, the handling of waste water, storm water and runoff and lien sale rights and procedures. Changes to any of these laws, ordinances or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act, or CERCLA, could result in or increase the potential liability for environmental conditions or circumstances existing, or created by tenants or others, on our farms. Laws related to upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our farms or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

Environmental Matters

        As noted in "—Farming Regulation," our farms and the operations thereon are subject to federal, state and local environmental laws, ordinances and regulations, including laws relating to water, air, solid wastes and hazardous substances. Our farms and the operations thereon are also subject to federal, state and local laws, ordinances, regulations and requirements related to the federal Occupational Safety and Health Act, as well as comparable state statutes relating to the health and safety of our employees and others working on our farms. Although we believe that we and our tenants are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties and liabilities, including those relating to claims for damages to persons, property or the environment resulting from operations at our farms. See "Risk Factors—Risks Related to Our Business and Farms—Potential liability for environmental matters could adversely affect our financial condition."

Insurance

        Under the terms and conditions of the leases on our current farms, tenants are generally required, at their expense, to obtain and keep in full force liability insurance for the term of the lease, and are required to name us as an additional insured party. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the farms and all of their appurtenant areas. In addition to our tenants' insurance policies under which we will be an additional insured party, we also maintain comprehensive liability and property insurance covering all of our farms, which would provide coverage to the extent there is insufficient coverage under our tenants' policies.

        Our participating leases typically require our professional farmer tenants to obtain crop insurance, which seeks to protect the stability of our cash flow. On all of our current mature permanent farms our professional farmer tenants have obtained crop insurance.

Competition

        The activity of identifying, completing and realizing attractive acquisitions of farmland is highly competitive, and we are competing for investment opportunities with many other real estate and farmland investors, including real estate and farmland funds, individual and institutional investors, public and private real estate companies and REITS, developers, municipalities and financial institutions. However, identifying and acquiring high quality farms of the size we acquire in prime growing regions is more difficult, and we feel our and our Agricultural Sub-Adviser's deep and local relationships provide unique access to off-market opportunities, giving us a strong competitive advantage. Other investment firms that we might compete directly against could include agricultural investment firms such as Hancock Agricultural Investment Group, UBS Agrivest LLC and Westchester Agricultural Asset Management. These firms engage in the acquisition, asset management, valuation and disposition of farms.

        In our local markets, we believe that the locations of our farms, as well as the overall quality and attractiveness of our individual farms, including their access to adequate water supplies and superior soil quality and suitability for crop type, enable us to compete effectively for tenants. Because our revenue potential may be linked to the success of our tenants, depending on the particular lease structure in place, we may indirectly share exposure to the same competitive factors that our tenants experience in their respective markets when trying to sell their harvest. While our tenants do not typically compete with particular farms or farmers, oversupply of a particular crop or a decrease in exports for such crop, resulting from increased yields from other farmers both domestically and internationally, may affect the prices of our tenants' crops.

Employees

        Our executive management team has expertise in areas critical to acquiring, owning and managing farmland real estate. Thomas S.T. Gimbel, as Chief Executive Officer, Robert L. Cowan, as President and Chief Investment Officer, Geoffrey M. Lewis, as Chief Financial Officer and Treasurer, and Lindsey B. Sichel, as Chief Administrative Officer and Chief Marketing Officer, comprise our executive management team. Messrs. Gimbel, Lewis, Boardman and LeFrak and Ms. Sichel have worked with us since our founding and on average have more than 20 years of experience in investments and/or real estate. Mr. Cowan has 30 years of experience in farmland investment, acquisition and management having served as the Agriculture and Timber Director for the Utah Retirement System, and prior to that having worked in various roles at Farmland Reserve, Inc., a large private agricultural investment entity. Mr. Cowan obtained a Master of Science, specializing in Agricultural Economics, from Brigham Young University in 1977. We also intend to hire additional dedicated senior-level financial/accounting personnel to support our internal accounting function following the consummation of this offering.

        Following the Internalization, all members of the executive management team will be retained by executed Employment Agreements and/or by the Transitional Services Agreement. We have already entered into an employment agreement with our President and Chief Investment Officer, Robert L. Cowan. See "Management—Executive Officer and Director Compensation—Employment Agreements." As we continue to grow as an organization, we may opportunistically hire additional employees in a disciplined manner with specific and extensive industry expertise.

Legal Proceedings

        As of the date of this prospectus, we are not a party to any legal proceedings. Under the leases in place for the farms in our portfolio, a tenant typically is obligated to indemnify us, as the property owner, from and against all liabilities, costs and expenses imposed upon or asserted against it as owner of the farms due to certain matters relating to the operation of the property by the tenant. We may be party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that these matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations in any future period.

 INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

        We believe, over the long-term, U.S. farmland investments should provide investors with favorable risk-adjusted returns and diversification benefits when measured against other asset classes as the U.S. is a world leader in the agricultural industry and, unlike many other consumer-oriented products, consumer spending on food is non-discretionary. Continued global growth in population and consumer income and the demand for biofuels (e.g., ethanol from corn) should, in our opinion, provide long-term benefits to owners of productive, high-quality U.S. farmland. We believe continued expansion of metropolitan areas in the long-term is likely to result in the gradual conversion of farmland near metropolitan areas into other uses. This is expected to result in a decrease in the supply of arable farmland and we believe an increase in the value of farmland investments. Although it is possible that long-term trends could reverse, either due to conversion back to farmland from other uses, conversion from federal or state land or through improvements to land currently unsuitable for farming, we believe it is unlikely such factors could lead to any meaningful addition to the current supply of high-quality farmland in the U.S.

Industry Overview

Agriculture is one of the oldest and largest industries in the U.S.

        According to information provided by the USDA, the total value of agricultural sector production grown in the U.S. in 2014 was estimated to be $465 billion. Total production for crops alone accounted for an estimated $205 billion in 2014. According to the USDA, U.S. farm real estate value (defined as a measurement of the value of all land and buildings on farms) averaged $3,020 per acre for 2015, up 2.4% from 2014 values, with slight declines in farmland and cropland values per acre in the USDA Corn Belt region. This equates to an approximate aggregate value for U.S. farmland of more than $2.7 trillion based on the approximately 913 million acres (or 1.4 million square miles) of land operated or owned as part of a farm as of the end of 2014.

        The USDA divides total U.S. cropland production value into three major categories:

  •
  Field Crops (referred to by us as "commodity row crops") which includes corn, wheat, soybean, rice, cotton, oats, rye, barley, sorghum, potatoes, hay and others;

  •
  Vegetables (referred to by us as "specialty/ vegetable") which includes tomatoes, lettuce, carrots, beans, beets, cabbage, cauliflower, eggplant, onions, spinach, peas, sweet potatoes and melon crops such as watermelons, cantaloupe, honeydew and others; and

  •
  Fruits and Tree Nuts (referred to by us as "permanent crops") which includes fruits and nuts grown on trees and vines, such as grapes, cranberries, apples, citrus fruit, almonds, walnuts, pistachios, cherries, figs, peaches, pears, plums, prunes and others.

        The USDA also utilizes a category for Horticulture, which consists solely of mushrooms, which we do not discuss since we do not own or intend to own any such farms at this time.

        The average U.S. cropland production value from 2012 to 2014 under these categories was as follows:

Average Crop Production Value (2012 - 2014 est.)

	$(in billions)	% of Total
Permanent	$29.1	14%
Specialty/Vegetable	12.8	6%
Commodity Row	167.0	80%

Total	$208.9	100%

Source: Data based on National Agricultural Statistics Service (NASS), USDA.

U.S. farmland

        The U.S. farmland investment industry represents more than $2.7 trillion of farmland property. We believe that the U.S. has strong agricultural advantages in its topography and geographic position. Its varied climatic regions allow for the production of a wide variety of agricultural crops, and its central position between industrial centers in Asia, Europe, Canada and South America make it a favorable location for trading. Additionally, unlike many developing nations, the U.S. is a politically stable nation with well-developed infrastructure for transportation and export of crops through established railways and ports; as well as the financial resources (such as investor capital and government support through crop insurance) to sustain its agriculture industry, giving the U.S. a comparative advantage even when the U.S. is not the lowest-cost producer.

Market Opportunity

Farmland as an asset class

        The U.S. farmland investment industry is large and well diversified by commodity groups. As a dominant producer and exporter of key agricultural crops, the U.S. is a leader in agricultural trade. We believe an investment in U.S. farmland can be seen as a hedge against inflation, as farmland value may continue to appreciate regardless of the inflationary environment. Global trends of increasing wealth and population are expected to continue, which should increase demand for farmland and agriculture products. Meanwhile, we believe additional factors that should increase farmland values such as supply constraints due to decreasing arable land, water concerns and urbanization of emerging markets are likely to persist.

The U.S. is a world leader in the agricultural industry

        Crops harvested are broadly categorized into row crops and permanent crops. In general, due to the structure of leases, row crops generate lower cash yields and exhibit less variability of rental return, while permanent crops generate higher cash yields and exhibit greater variability of rental return.

  Permanent crops

        Permanent crops include fruits and nuts grown on trees and vines. According to the USDA, permanent crops account for approximately $18 billion in U.S. farm cash receipts on less than 2% of its harvested cropland acreage. The U.S. is a worldwide leader in certain permanent crops such as almonds. California produces approximately 80% of the global supply and nearly 100% of the domestic supply of this crop. According to the Almond Almanac, emerging markets such as China and India are expected to continue to have significant long-term growth in almond consumption as the middle class in these markets continues to see an increase in disposable income. China alone accounts for over 50% of the Northeast Asia exports and over 11% of global almond exports. In early 2015, China decreased its import tariff on pecans from 24% to 10% to support the nation's burgeoning demand for U.S. pecans.

        Fruits remain an important component of the national farm sector, with production increasing on average by 10-20% in the 1990s and 2000s from the 1980s as a result of factors such as: the adoption of newer technologies; inclusion of early and late-season varieties; increased domestic consumption; and export markets. In addition, exports of certain key crop types have been increasing. Fresh berry exports have more than tripled in the ten year period between 2000 and 2010, per the USDA. Annualized returns over the five year period ended June 30, 2015 for permanent crop farmland were 20.2%, based on NCREIF data. Permanent crops have varying multi-year lifespans (e.g., almond trees, in general, are often expected to have an average productive life of 25 years or longer, and walnut trees are expected to have an average productive life of 35 years).

  Row crops

        Row crops include two categories, (i) commodity row crops and (ii) specialty/vegetable row crops (including fruits such as strawberries). The U.S. is a dominant producer and exporter of many commodity row crops. According to the USDA, the U.S. is the leading producer and exporter of corn and soybeans and is one of the top producers of cotton. The U.S. is also a dominant producer of certain vegetable row crops with top export nations including Canada, Mexico, Japan, Taiwan and South Korea, with potatoes, tomatoes, lettuce, onions and sweet corn dominant in terms of export value, according to the USDA. Annualized total returns over the five year period ended June 30, 2015 for row crops, which include specialty/vegetable and commodity row crops, were 12.5%, based on NCREIF data. Row crops are also known as "annual crops" and are generally replanted yearly (with limited exceptions).

Farmland generates strong returns with relatively lower volatility

        Farmland has a history of higher returns with lower volatility compared to the S&P 500 and certain bond indices. The NCREIF Farmland Index, for the last 10 years on an annualized basis, generated returns of 16.4%, outperforming the S&P 500 Index by approximately 8.5%, while the NCREIF Farmland Index generated approximately half the volatility of the S&P 500 and the MSCI World Index.

Annualized Performance Comparison—10 Year Returns (as of June 2015)(1)	Standard Deviation Comparison—10 Year Returns (as of June 2015)(1)

Notes:
Indices vary in characteristics such as degree of leverage, if any. The NCREIF indices above, in addition to Gold and the Barclays Capital Aggregate Bond Index, represent the returns of unlevered indices.

NCREIF Property Index includes commercial real estate and is not comprised of farmland property.

(1)
Indices returns and standard deviation are through June 2015 for last ten years and are based on the quarterly returns over this period.

Sources: NCREIF.

        NCREIF Farmland Index cumulative returns have also outperformed the MSCI World Index and the Barclays Capital Aggregate Bond Index by a wide margin; and since 1991, the NCREIF Farmland Index has had little correlation to the S&P 500, the MSCI World and the Barclays Capital Aggregate Bond Indices.

NCREIF Farmland Index Return Statistics (from Inception in January 1991—June 30, 2015):

Historical Return Statistics
Jan. 1991 - June 2015	Annual Returns (Inception)	Annual Returns (1 year)	Annual Returns (3 years)	Annual Returns (5 years)	Annual Returns (10 years)	Standard Deviation (Inception)	Cumulative Returns (Inception)	Drawdown	Correlation to NFI
NCREIF Farmland Index (NFI)	11.8%	11.7%	16.2%	15.5%	16.4%	6.3%	1439.1%	0.0%	—
NCREIF Permanent Crop	12.4%	21.6%	23.9%	20.2%	20.0%	9.8%	1651.2%	–3.8%	—
NCREIF Row Crop	11.0%	4.3%	11.6%	12.5%	13.4%	3.9%	1193.1%	0.0%	—
S&P 500 Index	10.0%	7.4%	17.3%	17.3%	7.9%	15.7%	938.0%	–45.8%	0.13
MSCI World Index	7.4%	1.4%	14.3%	13.1%	6.4%	16.2%	478.7%	–49.1%	0.15
NCREIF Property Index	8.0%	13.0%	11.6%	12.7%	8.2%	4.8%	553.1%	–23.9%	0.19
Barclays Capital Aggregate	6.3%	1.9%	1.8%	3.4%	4.4%	3.9%	342.2%	–3.9%	–0.11

Note:
Chart is based on quarterly data. "Drawdown" refers to the maximum peak-to-trough decline in net asset value.

U.S. farmland performance vs. other real estate

        Historically, U.S. farmland has been an asset class with relatively stable returns through income and value appreciation. The average annual return of the NCREIF Farmland Index since inception in 1991 has been approximately 11.8% per year versus an average of 8.0% for NCREIF's property index.

Source:
NCREIF

Cumulative Returns (1991—June 2015) (1991 = indexed to 100)	Cumulative Return at June 30, 2015 (1991—Jun. 2015)

Source:
NCREIF, SNL Financial.

U.S. farmland may serve as a hedge against both inflation and deflation with limited correlation to other asset classes

        We believe the farmland asset class may provide both diversification and a hedge against inflation in a portfolio of investments. The Purdue University Center for Commercial Agriculture published research on farmland values. In its analysis, the Center found that over a period of time that spanned various market cycles (1914-2011) farmland values were highly correlated with inflation with a correlation coefficient of 0.63 between land prices and the Consumer Price Index. In addition, farmland's returns to major asset classes such as the U.S. 10-Year Treasury and the S&P 500 Index, as noted in the chart below (based on research from The Center for Farmland Research at the University of Illinois), demonstrate farmland's potential ability to diversify a portfolio.

Return Correlation with U.S. Farmland (1970 to 2012)

Source:
University of Illinois, Center for Farmland Research.

U.S. farmland performance during different interest rate environments and during recent credit shocks

        U.S. farmland property values have generally been increasing over the long-term, although exceptions may exist, with lower than historical debt-to-equity and debt-to-asset ratios over the past 44 years, and have risen in both increasing and decreasing interest rate environments. With less debt, farmland has been and may be more resistant to interest rate changes, credit shocks and financial recessions. During the financial crisis in 2008, the NCREIF Farmland Index generated robust gross cumulative gains while the S&P 500 Index and the MSCI World Index generated substantial losses.

 Farmland Values vs. Interest Rates

Note:
The GDP chain-type price index is used to convert NASS current-dollar statistics to 2009=100 equivalents (Bureau of Economic Analysis, Department of Commerce). Farm real estate includes land and buildings.

Source:
U.S. Bureau of Labor Statistics; USDA; Bloomberg.

        A confluence of events in the mid-1980s, including the Savings and Loan crisis, led to a turbulent time in U.S. agriculture often referred to as a "farm crisis" whereby there was a (i) swift decline in farm income, (ii) reduced export demand resulting from a foreign grain sale embargo and (iii) decreased real estate values. In addition, the 1981 Farm Bill was implemented, which increased price supports for grain in the U.S., which in-turn led U.S. crop exports to become more expensive. The agricultural shock of that time endured during a period characterized by higher debt levels, high interest rates and a government imposed grain-sale embargo to the Soviet Union. Reduced income impaired the farmers' ability to service debt on historically high leverage levels, supply of credit declined and the environment and circumstances led to a wave of farm bank failures. Today's current conditions differ from those in the mid-1980s as interest rates are historically low and leverage levels are moderate and well below those experienced during the 1980s.

NCREIF Farmland Index performance compared to select indices	Declining Leverage for Farmland Sector Over Time

Source:
NCREIF; Economic Research Service; USDA.

        During the period from December 2003 to December 2013, the Consumer Price Index (CPI) has increased approximately 26.5% from 185.5 to 234.6. During the same period, the producer prices for walnuts, corn, soybeans and almonds have increased approximately 215%, 116%, 92%, 85%, respectively. The increase in the prices of fruits, nuts and vegetables compared to the overall CPI demonstrates a potential hedge against inflation.

Consumer Price Index
(December 2003—December 2013)

(1)
Corn prices in dollars per bushel at harvest.

(2)
Soybean prices in dollars per bushel at harvest.

(3)
Almond season-average grower prices, California.

(4)
Walnut season-average grower prices, California.

(5)
Annual December Consumer Price Index—All Urban Consumers—U.S. city average.

Source:
Economic Research Service, USDA; Bureau of Labor Statistics, U.S. Department of Labor.

Appreciation trends differ by crop type, creating potential crop specific opportunities

        We believe crop types that are less commoditized than row crops, such as mature permanent crops and specialty/vegetable crops, provide a meaningful opportunity to generate higher income than if we concentrated our portfolio solely on farms suitable only for commodity row crop production. Mature permanent crops have generated greater income in recent years, with the rate of change in farmland appreciation outpacing that of row crops and providing an outsized opportunity for capital appreciation. We believe that our diversified portfolio of crop types and farms diversified by region will generate higher levels of appreciation and income returns, and we have the flexibility to opportunistically focus on crop segments and regions where we see the most promising high quality properties.

NCREIF Farmland Index Income and Appreciation

NCREIF Farmland Index Income 2009-2014	NCREIF Farmland Index Appreciation 2009-2014

Note: Appreciation data shown above does not include returns from income.
Source: NCREIF.

Global and domestic trends benefiting farmland

        We expect that farmland as an asset class will benefit from several global and domestic long-term trends. We believe that as global population continues to grow (according to the U.S. Census Bureau worldwide population is expected to grow by over 1 billion people from 2014 to 2028), there will continue to be increased demand for agricultural products and increased incomes in emerging markets will lead to rising global demand for biofuels. Additional trends that we believe will positively benefit farmland include that U.S. agricultural exports are projected to continue to increase and arable land per capita will continue to decline (due to a number of factors, including population growth and an increase in urbanization converting farmland to other uses). Historically, there have been relatively few available options for publicly traded investments in U.S. farmland. We believe farmland is an attractive investment opportunity both due to its return profile and its relatively newer position as an alternative asset class for institutional investors.

Increasing demand for crops

        Demand for U.S. agricultural crops is forecasted to increase over the long-term, due to increasing global population, rising emerging market incomes, growing demand from improving diet and nutrition and continued demand for biofuels. While short-term declines occurred as demand for agriculture products was negatively affected by the recent global downturn, according to USDA projections, demand is expected to have recovered in the 2014 calendar year.

        Global population is growing. According to data from the U.S. Census Bureau, in the next five years (2014 - 2019), the world is projected to gain more than 381 million people (approximately 26% of which are forecasted to come from China and India), and by 2028, the world is projected to gain more than 1 billion people (24% of which are forecasted to come from China and India).

        The USDA expects that by 2023/2024 China's soybean imports will have continued to rise and will reach over 70% of the global soybean imports. The U.S. is a significant soybean supplier with over 40% of China's soybean imports in most years.

        As emerging markets advance and earnings rise, diets are expected to improve by becoming more diverse and by integrating more protein (from both crops and livestock). Agricultural crops high in protein include grains (wheat and oats), beans, soybeans, oilseed, lentils and amaranth as well as nut crops. As diets around the world continue to integrate greater amounts of livestock, there will also be an increased need for crops that comprise the feed for those animals. According to data provided by the USDA, approximately two times the amount of processed feeds are required to produce each grain-consuming animal unit (1,000 metric tons).

        The overall trend toward reducing the global "carbon footprint" has led to increased demand for alternative energy. Key alternative energy commodities include corn, for ethanol, and soybeans, for biodiesel among other crops that can be used for biofuel. These alternative fuels provide a cleaner burning alternative to hydrocarbon fuels and can help reduce the nation's dependency on foreign oil. According to the USDA, while growth moderates, current high levels of U.S. ethanol production are anticipated to continue over the next ten years, and are projected to account for 35% of total expected corn use.

        U.S. corn: Feed and residual use, ethanol, and exports

Source:
USDA Economic Research Service.

        Farmland can be used to produce alternative energy, including geothermal, solar and wind. Through wind farms and solar panel installations, farmers can receive additional revenues. For example with wheat farms, a farm operator can lease fields as locations for clean electricity generation. This dual use of farmland can be mutually beneficial to both the farmer and the environment.

Decreasing supply of arable farmland

        Land resources are finite and arable land with access to ample water sources are further limited. Even with technological advances improving productivity, the availability of arable land for agricultural use is diminishing, and with an expectation of the global population continuing to expand, the amount of arable land per capita is expected to continue to decline in the future. The continued urbanization, especially of emerging markets, as well as due to land erosion, desertification and degradation, among other causes, reduces the supply of farmland and potentially increases foreign dependence on agricultural imports from regions like the U.S. Scarcity of water is another concern.

Global Population and Arable Land Per Capita

(1)
One hectare = 2.47 acres.

Source: World Bank; UNFAO.

Farmland as a publicly traded investment opportunity

        Historically, there have been relatively few opportunities to invest in publicly traded companies with a U.S. focused farmland portfolio, and we believe our strategy, with a focus on diversification, quality, value accretion, and development, differentiates us from those that do exist. As an asset class, farmland has generally been under-represented in institutional investments. However, interest in hard assets such as farmland has been increasing among institutional investors, such as pension funds, over the last several years. We believe that the return profile of U.S. farmland and the relative scarcity of alternative public farmland investments offers an attractive opportunity for potential investors. In addition to the potential for income return and future appreciation, institutions may continue to be interested in farmland as an asset class for both portfolio diversification and as a hedge against inflation.

Agricultural Act of 2014 (the "Act")

        The Act was enacted in February 2014 and remains in effect through 2018. The Act makes changes to commodity programs, increases crop insurance and strengthens programs for organic farmers and specialty vegetables, among other elements that are less directly pertinent to our portfolio. Direct payments, which did not have specific price or yield triggers, were eliminated with more funds allocated towards crop insurance. New crop insurance programs were implemented, including PLC (Price Loss Coverage), which makes a payment to a farmer when the covered crop falls below a set price, and ARC (Agricultural Risk Coverage), whereby a farmer is paid based on whether national revenues or the farmer's farming revenues (farmer chooses which option) fall below a certain threshold. The Act also provides capital to support the purchase of fruit and vegetables. In addition, the law provides funds for organic farmers and increases monetary support for pest and disease control.

Crop insurance as an important risk management and revenue protection tool for farmers

        The Federal Crop Insurance Act was passed by Congress in 1938 to establish the Federal Crop Insurance Corporation and was broadened to make insurance more affordable through laws passed by Congress in 1980. Such legislation was not widely adopted until the Federal Crop Insurance Reform Act was passed in 1994, and the USDA Risk Management Agency was formed in 1996. Today, the U.S. government and private insurance companies work together to provide insurance to the nation's farmers. U.S. crop insurance takes two primary forms, crop-hail insurance and multi-peril insurance. Crop-hail insurance is private insurance that is not federally supported and is used by farmers to protect high yielding crops that may be subject to the potentially significant harm caused by hail. Multi-peril insurance covers varied natural disasters, including floods, fire, hail, drought, freezes and pests and diseases. It also provides coverage for losses due to crop price declines. Multi-peril insurance is federally supported and sold through private insurance companies. More than 100 crops are covered. 89% of insurable U.S. farmland is protected by federally backed crop insurance programs.

Increased application of technologically-improved crops by U.S. farmers

        Existing and new technologies will continue to impact U.S. farms by improving productivity and reducing expenses. As an example, precision microjet drip irrigation can determine water needs by tree, greatly minimizing inefficient water use. Further, once approved, drones will improve efficiency of data flow by providing critical detailed aerial infrared photographs of farms that can help proactively identify potential pest or other issues. Additionally, technology in the form of genetically engineered ("GE") seeds account for a significant portion of U.S. crops and have allowed farmers to better manage weeds, increase yield and mitigate yield or other agronomic property, disease resistance and mitigate yield loss from pests and insects. The three crops that make up the bulk of planted acres of GE crops in the U.S. consist of corn, cotton, and soybeans. According to the U.S. Department of Agriculture, approximately half of total planted acres in 2013 were used to grow GE crops. In 2013, over 80 percent of acreage for corn and cotton was devoted to GE herbicide-tolerant crops. According to a USDA report in 2014, farmers that planted insect-resistant ("Bt") crops experienced increased yield from reduced crop loss from insects and used less insecticide when they planted Bt corn and Bt cotton. Planting these crops has also been associated with higher net returns when pest pressure is high.

U.S. agricultural exports projected to increase

        Since 1960, the U.S. has consistently been a net exporter of agricultural products. Over the past decade, agricultural exports from the U.S. have generally been growing, with such exports projected to continue to increase by 31% in the aggregate over the coming decade, from a projected $143.5 billion in 2015 to a projected $188.1 billion in 2024, based on USDA information. While the overall value of U.S. exports are projected to decline and stagnate in 2014 to 2016 from record 2013 levels, the total value of U.S. agricultural exports is projected to increase in 2017 and thereafter, based on the "USDA Agricultural Projections to 2023" report released in February 2014. According to the report, the decrease primarily stems from declining prices across several key crops, which reached record high levels in 2013, while the total value of U.S. agricultural exports for fruits, vegetables and tree nuts is projected to steadily increase from 2013 to 2023.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

        Currently, our Board of Directors consists of 9 members, including 5 directors who are independent for purposes of applicable New York Stock Exchange rules. Pursuant to our charter, our directors are elected annually by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors." The next annual meeting of our stockholders will be held in 2015. Our officers serve at the discretion of our Board of Directors.

        The following table sets forth certain information concerning our directors and executive officers upon completion of this offering:

Name	Age	Position
D. Dixon Boardman	69	Chairman of the Board of Directors
Harrison T. LeFrak	43	Vice Chairman of the Board of Directors
Robert L. Cowan	66	President and Chief Investment Officer
Thomas S.T. Gimbel	60	Chief Executive Officer and Director
Geoffrey M. Lewis	54	Chief Financial Officer, Treasurer and Director
Lindsey B. Sichel	34	Chief Administrative Officer, Chief Marketing Officer and Executive Vice President
Morton Allan Cohn*	74	Director
Roberto A. de Guardiola, Jr.*	70	Director
James B. Hoover*	60	Director
Terry Allen Kramer*	82	Director
Mark Wilkinson*	94	Director

*
Independent within the meaning of the listing standards.

        The following are biographical summaries of the experience of our executive officers and directors.

Name	Biographical Summary
D. Dixon Boardman	Mr. Boardman serves as the Chairman of our Board of Directors. He has served in this role since our inception in 2009. He previously served as our President from our inception through 2014. Mr. Boardman is the founder and chief executive officer of Optima Fund Management LLC, a multi-disciplined hedge fund management firm that is SEC-registered and has assets under management of $4 billion, having launched its flagship fund in 1988. Prior to forming Optima Fund Management LLC, Mr. Boardman advised high net worth individuals at UBS PaineWebber, a global financial services firm, as a member of the Chairman's Council and earlier as a Senior Vice President at Kidder, Peabody, a U.S.-based securities firm. In addition, Mr. Boardman has served as Chairman of the Special Projects Committee of Memorial Sloan Kettering Cancer Center and is currently a member of the President's Council of Memorial Sloan Kettering Cancer Center. He is also a member of the Executive Committee of New York Presbyterian-Weill Cornell Council. Mr. Boardman is also a director of Florida Crystals Corporation and a director of Kadmon Corporation, and is an Advisory Board director of J. C. Bamford Excavators Limited.
Harrison T. LeFrak
Mr. LeFrak serves as Vice Chairman of our Board of Directors. He previously served as our Vice President since our inception in 2009. He has been managing director of LeFrak Organization, Inc., which owns, builds and manages an extensive portfolio of real estate and holds significant investments in securities, private businesses and energy, since 1997. Mr. LeFrak has also been president and chief executive officer of The LeFrak Trust Company, which provides trust services to the LeFrak family, since 2000 and an advisor to The LeFrak Foundation, which includes private grant making foundations that serve the charitable interests of the LeFrak family, since 1998. He has previously served as a member of the United Nations Development Commission, and is currently a Trustee of The Boys Club of New York, a Young Associate Director of the Metropolitan Opera and a public member of the Real Estate Committee of New York Presbyterian Hospital. Mr. LeFrak earned an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University, a Doctor of Law from Harvard Law School and an M.B.A. from the Graduate School of Business of Columbia University. He is a member of the New York Bar and a licensed real estate broker.

Name	Biographical Summary
Robert L. Cowan	Mr. Cowan serves as our President and Chief Investment Officer. He has served in this role since 2014. Mr. Cowan served as the Agriculture and Timber Director for the Utah Retirement System, or URS, which administers pensions and defined contribution benefits for state, local government and public education employees in the State of Utah from February 2014 to December 2014. Before moving to URS, he worked in various roles at Farmland Reserve, Inc., a large private agricultural investment portfolio, starting in 1980 and most recently as Assistant Vice President from 2009 to 2014. Mr. Cowan obtained his Bachelor's Degree from Brigham Young University in 1974, and a Master of Science, specializing in Agricultural Economics, from Brigham Young University in 1977. Mr. Cowan has 30 years of experience in farmland property analysis, investment, acquisition and management.
Thomas S.T. Gimbel
Mr. Gimbel will serve as our Chief Executive Officer and a director. Mr. Gimbel has served as Vice President and a director since our inception in 2009. In addition, he is Executive Managing Director of Optima Fund Management LLC, a multi-disciplined hedge fund management firm that is SEC-registered and has assets under management of $4 billion, which he joined in 2004. Prior to joining Optima Fund Management LLC, Mr. Gimbel was Managing Director for Hedge Fund Investments at Credit Suisse Asset Management, LLC, an investment management firm. Prior to joining Credit Suisse, Mr. Gimbel was head of the Hedge Fund Department at Donaldson, Lufkin & Jenrette, which provided investment banking and security brokerage services prior to being acquired by Credit Suisse. Earlier in his career, Mr. Gimbel was Vice President and Treasurer of Smith Barney's real estate acquisition and syndication subsidiary. He is also a member of the Board and Investment Committee of Lighthouse Guild, the Board of Overseers of Children's Hospital in Boston and a director of Prime Energy Corporation. Mr. Gimbel has a B.A. in economics from Bowdoin College and an M.B.A. in finance from Columbia Business School.

Name	Biographical Summary
Geoffrey M. Lewis	Mr. Lewis will serve as our Chief Financial Officer, Treasurer and a director. Mr. Lewis has served as our Treasurer and a director since our inception in 2009. Mr. Lewis is a Chartered Accountant (South Africa) and a Certified Public Accountant. In addition, Mr. Lewis is Partner, Chief Financial Officer, Chief Operations Risk Officer and Chief Compliance Officer of Optima Fund Management LLC, a multi-disciplined hedge fund management firm that is SEC-registered and has assets under management of $4 billion, which he joined in 1989 and is responsible for all aspects of accounting, tax, operations and compliance. From 1986 to 1989, Mr. Lewis was Senior Audit Manager at Spicer & Oppenheim, a public accounting firm. From 1981 to 1986, Mr. Lewis was a Partner at Fisher Hoffman Stride, among the ten largest auditing firms in South Africa at the time. He is the most recent President and Treasurer of Jewish Family Service of Bergen and North Hudson, a Trustee of Solomon Schechter Day School of Bergen County and a former President and Board Member of the Northern New Jersey/Rockland County Chapter of the Juvenile Diabetes Research Foundation. Mr. Lewis earned a Bachelor of Accounting, with distinction, from the University of Witwatersrand in Johannesburg, South Africa.
Lindsey B. Sichel
Ms. Sichel will serve as our Chief Administrative Officer, Chief Marketing Officer and Executive Vice President. Ms. Sichel has served as our Senior Agricultural Analyst since 2012 and has served with us since our inception in 2009. In addition, she is a Vice President in the Risk Management Group of Optima Fund Management LLC, a multi-disciplined hedge fund management firm that is SEC-registered and has assets under management of $4 billion, which she joined in 2005. Prior to joining Optima Fund Management LLC, she was a Finance and Operations Associate at D. E. Shaw & Co., L.P., an investment and technology development company. Before joining D. E. Shaw & Co. L.P., Ms. Sichel worked at Teachers Insurance and Annuity Association—College Retirement Equities Fund (TIAA—CREF), where she obtained her Series 6 & 63 Licenses. Ms. Sichel serves on the board of directors of Thru My Eyes, a non-profit organization. She received her B.A. in English from Cornell University, College of Arts and Sciences, with Distinction in All Subjects. Ms. Sichel has more than a dozen years of varied financial, risk management, operations and marketing experience within the investment industry.

Name	Biographical Summary
Morton Allan Cohn	Mr. Cohn will serve as a director. Mr. Cohn is a private investor and has been continuously for the past five years. Mr. Cohn is currently a director of Houston Distributing Company, and has previously served as a director of the Texas Heart Institute, the 100 Club, Cash America, Kincaid Furniture, Capital Bank, MBank and The Childress Foundation. Mr. Cohn received his Bachelor's Degree from the University of Texas, a Masters from the London School of Economics and served in the Air National Guard Reserves.
Roberto A. de Guardiola
Mr. de Guardiola will serve as a director. Mr. de Guardiola is President of de Guardiola Advisors, LLC, an investment banking firm based in Florida that specializes in the investment management industry since 2000. From 1998 to 2000, he served as Managing Director of Putnam, Lovell, de Guardiola & Thornton, an investment banking firm based in New York. Mr. de Guardiola holds a B.S. in economics from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania.
James B. Hoover
Mr. Hoover serves as a director. He has served in this role since 2014. Mr. Hoover is the Founder and Managing Member of Dauphin Capital Partners, which is a family office that he founded in 1998. Prior to founding Dauphin Capital Partners, Mr. Hoover was a general partner of Welsh, Carson, Anderson & Stowe, a private equity firm, from 1992 to 1998. Before joining Welsh, Carson, Anderson & Stowe, Mr. Hoover was a general partner of Robertson, Stephens & Company, an investment banking firm, from 1984. Mr. Hoover started his investment career at Citibank, N.A. in 1977. He obtained an M.B.A. in finance from the Indiana University Graduate School of Business. During his more than 35 year investment career, Mr. Hoover has served on numerous private and public company boards of directors.
Terry Allen Kramer
Ms. Kramer will serve as a director. Ms. Kramer is a Tony Award-winning Broadway producer. She is currently and has spent over 30 years producing Broadway shows and is the President of Remarkable Partners LP, an investment advisor. She has an extensive background in finance and theatre and is also a significant private investor. Ms. Kramer is a co-owner of the Marquis theatre in New York City and the Aldwych and Adelphi theatres in London. Ms. Kramer is also a Trustee of New York Presbyterian Hospital, the Preservation Foundation of Palm Beach and the Foundation for Italian Art & Culture.

Name	Biographical Summary
Mark Wilkinson	Mr. Wilkinson serves as a director. He has served in this role since our inception in 2009. Mr. Wilkinson retired in 1986 as a Senior Vice President and senior agricultural professional from Prudential Insurance Company of America, an affiliate of our Agricultural Sub-Adviser, where he led the agricultural business and was involved with the acquisitions of CAPS, our property manager. Mr. Wilkinson is not affiliated with our Agricultural Sub-Adviser.

Director Qualifications

        When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, our Board of Directors focused primarily on each person's background and experience as reflected in the information discussed in each of the director's individual biographies set forth above. We believe that our directors provide an appropriate combination of experience and skills relevant to the size and nature of our business. In particular, the members of our Board of Directors noted the following important characteristics, among others:

  •
  Mr. Boardman's extensive investment experience, and over 25 years of allocation experience to hedge fund managers, as well as his extensive knowledge of our Company;

  •
  Mr. LeFrak's significant management, real estate and financial experience, including his experience running a firm that owns, builds and manages real estate, as well as his experience as a licensed real estate broker;

  •
  Mr. Gimbel's experience and position as our Chief Executive Officer and his extensive investment, financial and risk management experience;

  •
  Mr. Lewis's experience and position as our Chief Financial Officer and his significant accounting, oversight and financial experience;

  •
  Mr. Cohn's extensive investment experience, as well as his insight into business strategy and operations and experience as a director on other boards of directors;

  •
  Mr. de Guardiola's financial, oversight and securities experience, including his running of an investment management firm;

  •
  Mr. Hoover's financial and investment experience, including the founding and management of an investment management firm;

  •
  Ms. Kramer's significant entrepreneurial and private investment experience, as well as her insight into business strategy as the president of an investment advisor; and

  •
  Mr. Wilkinson's extensive agricultural knowledge and experience, including experience relating to acquisitions of and investments in agricultural properties.

        Additionally, each of Messrs. Boardman, LeFrak, Gimbel and Lewis are founders of us and certain of our directors are also shareholders. See "Principal Stockholders."

Corporate Governance Profile

        We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

  •
  our Board of Directors is not classified, with each of our directors subject to re-election annually;

  •
  five of our nine directors satisfy the listing standards for independence of the New York Stock Exchange and Rule 10A-3 under the Exchange Act;

  •
  one of our directors qualifies as an "audit committee financial expert" as defined by the SEC;

  •
  we intend to comply with the requirements of the New York Stock Exchange, listing standards, including having committees comprised solely of independent directors;

  •
  we have opted out of the business combination and control share acquisition statutes in the MGCL; and

  •
  we do not have a stockholder rights plan.

        Our directors stay informed about our business by attending meetings of our Board of Directors and its committees and through supplemental reports and communications.

Role of the Board in Risk Oversight

        One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines and code of business conduct and ethics, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Director Independence

        Our Board of Directors will review the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, we expect our Board of Directors to determine that each of the following, constituting at least a majority, is an "independent director" as defined by the New York Stock Exchange rules: Messrs. Cohn, de Guardiola, Hoover and Wilkinson and Ms. Kramer. Our independent directors will meet regularly in executive sessions without the presence of our officers and non-independent directors.

Board Committees

        Our Board of Directors has established three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are described below. We intend to comply with the corporate governance requirements and other rules and regulations of the New York Stock Exchange, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our Board of Directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

        Our audit committee is comprised of Messrs. de Guardiola, Hoover and Cohn, Mr. de Guardiola, the chairman of our audit committee, qualifies as an "audit committee financial expert" as that term is defined by the applicable SEC regulations and New York Stock Exchange corporate governance listing standards. Our Board of Directors has determined that each of the audit committee members is "financially literate" as that term is defined by the New York Stock Exchange corporate governance listing standards. We have adopted an audit committee charter, which details the principal functions of the audit committee, including oversight related to:

  •
  our accounting and financial reporting processes;

  •
  the integrity of our consolidated financial statements and financial reporting process;

  •
  our systems of disclosure controls and procedures and internal control over financial reporting;

  •
  our compliance with financial, legal and regulatory requirements;

  •
  the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

  •
  the performance of our internal audit function; and

  •
  our overall risk profile.

        The audit committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

        Our compensation committee is comprised of Messrs. de Guardiola, Hoover and Cohn and Ms. Kramer, with Mr. de Guardiola serving as chairman. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

  •
  reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

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  reviewing and approving the compensation of all of our other officers;

  •
  reviewing our executive compensation policies and plans;

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  implementing and administering our incentive compensation equity-based remuneration plans;

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  assisting management in complying with our proxy statement and annual report disclosure requirements;

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  producing a report on executive compensation to be included in our annual proxy statement; and

  •
  reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee is comprised of Messrs. Hoover and Wilkinson and Ms. Kramer, with Mr. Hoover serving as chairman. We have adopted a nominating and corporate governance committee charter, which details the principal functions of the nominating and corporate governance committee, including:

  •
  identifying and recommending to our Board of Directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

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  developing and recommending to our Board of Directors corporate governance guidelines and implementing and monitoring such guidelines;

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  reviewing and making recommendations on matters involving the general operation of our Board of Directors, including board size and composition, and committee composition and structure;

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  recommending to our Board of Directors nominees for each committee of our Board of Directors;

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  annually facilitating the assessment of our Board of Directors' performance as a whole and of the individual directors, as required by applicable law, regulations and the New York Stock Exchange corporate governance listing standards; and

  •
  overseeing our Board of Directors' evaluation of management.

        In identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

Code of Business Conduct and Ethics

        Our Board of Directors has established a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

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  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

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  compliance with applicable laws, rules and regulations;

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  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

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  accountability for adherence to the code of business conduct and ethics.

        Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or New York Stock Exchange regulations.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or compensation committee.

Executive Officer and Director Compensation

Executive Officer Compensation

        With the exception of Mr. Cowan who was hired in December of 2014, prior to the completion of this offering and the Internalization, because we did not conduct business in our current corporate structure, we did not have any employees and we did not pay compensation to any of our named executive officers for 2014. Accordingly, no compensation policies or objectives governed our named executive officer compensation. In connection with the completion of this offering, we expect to enter into employment agreements with each of our named executive officers. We have already entered into an employment agreement with Mr. Cowan. See "Management—Executive Officer and Director Compensation—Employment Agreements."

        The table below sets forth the compensation expected to be paid in fiscal year 2015 to our named executive officers in order to provide some understanding of our expected compensation levels. While the table below accurately reflects our current expectations with respect to 2015 named executive officer compensation, actual 2015 compensation for these officers may be increased or decreased, including through the use of compensation components not currently contemplated or described herein.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Non-Equity Incentive Awards(2)	All Other Compensation	Total
Thomas S.T. Gimbel—Chief Executive Officer(3)	2015	$450,000	$337,500	$—	$—	$787,500
Robert L. Cowan—President and Chief Investment Officer	2015	$300,000	$180,000	$—	$—	$480,000
Geoffrey M. Lewis—Chief Financial Officer and Treasurer(4)	2015	$315,000	$126,000	$—	$—	$441,000

(1)
Salary amounts are annualized for the year ending December 31, 2015 based on the expected base salary levels to be effective upon the completion of this offering. Reflects the 100% full-time salary equivalent for each executive. The actual amount payable pursuant to the Transitional Services Agreement will be pro-rated for each named executive officer based on the percentage of their time spent on the Company's business.

(2)
Any non-cash bonus or stock awards to our named executive officers will be determined after the consummation of this offering in the sole discretion of our non-executive Board members and compensation committee contingent upon such factors as the non-executive Board members and compensation committee may deem appropriate in its sole discretion.

(3)
It is expected that Mr. Gimbel will dedicate a substantial majority of his time to the Company's business. Any of his time dedicated to Optima's business will be reimbursed by Optima pursuant to the Transitional Services Agreement and will be determined as a percentage of his total compensation set forth herein.

(4)
It is expected that while Mr. Lewis will dedicate a significant amount of his time to the Company's business, he is expected to also dedicate substantial time to Optima. Accordingly, his compensation will be paid by Optima with the Company reimbursing Optima for the time Mr. Lewis dedicates to the Company's business pursuant to the Transitional Services Agreement with such reimbursement determined as a percentage of his total compensation set forth herein.

        No equity awards have previously been granted to our named executive officers. Going forward, we may grant restricted shares of our common stock to our named executive officers pursuant to our 2014 Equity Incentive Plan.

        Each individual will be eligible to participate in any retirement, pension, profit-sharing or other similar plans of ours or our affiliates. The individual will also be reimbursed for all ordinary and necessary business expenses incurred by the individual in connection with the individual's duties.

        Our Board of Directors has established a Compensation Committee, with a charter for such committee. The Compensation Committee will be responsible for examining and establishing compensation programs for our Chief Executive Officer and other executive officers.

Director Compensation

        Upon completion of this offering, as compensation for serving on our Board of Directors, each of our independent directors will receive an annual fee of $90,000, which may be paid in a combination of cash and equity, and to initially pay an additional $2,000 for each Board of Directors meeting attended in person and $500 for each Board of Directors meeting attended by telephone. The chairman of each of the audit, compensation and nominating and corporate governance committees will receive an additional annual fee of $15,000, $7,500 and $5,000, respectively. Further, for serving as a member of the audit, compensation and/or nominating and corporate governance committees, such members will receive an additional fee of $7,500, $3,750 and $2,500, respectively. In addition, we will reimburse our directors for their reasonable out-of-pocket expenses incurred in attending Board of Directors and committee meetings. Our Board of Directors may change the compensation of our independent directors in its discretion. We have not made any payments to any of our directors or director nominees to date.

        Additionally, going forward, we may grant restricted shares of our common stock to our independent directors pursuant to our 2014 Equity Incentive Plan. See "—2014 Equity Incentive Plan."

        Our Board of Directors may change the compensation of our independent directors in its discretion.

2014 Equity Incentive Plan

        In December 2014, our Board of Directors adopted, and our stockholders approved, our 2014 Equity Incentive Plan, under which we expect to grant future cash and equity incentive awards to our executive officers, employees, non-employee directors and other key persons in order to attract, motivate and retain the talent for which we compete. The 2014 Equity Incentive Plan will become effective upon the date immediately preceding the date of pricing for this offering. The material terms of the 2014 Equity Incentive Plan are summarized below.

        The 2014 Equity Incentive Plan permits us to make grants of options, stock appreciation rights, restricted stock units, restricted stock, unrestricted stock, cash-based awards, dividend equivalent rights, performance-based awards and other equity-based awards or any combination of the foregoing. We have initially reserved a number of shares of common stock equal to 4.00% of the outstanding shares of common stock as of immediately following the consummation of this offering (including any shares of common stock subsequently issued pursuant to the underwriters' option to purchase additional shares in connection with this offering) (such number, the "Share Maximum") for the issuance of awards under the 2014 Equity Incentive Plan.

        The shares we issue under the 2014 Equity Incentive Plan may be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, canceled, expired or are otherwise terminated (other than by exercise) under the 2014 Equity Incentive Plan will be added back to the shares of common stock available for issuance under the 2014 Equity Incentive Plan. Shares tendered or held back upon the exercise of a stock option or settlement of an award to cover the exercise price or tax withholding and shares subject to a stock appreciation right that are not issued in connection with the settlement of the stock appreciation right upon the exercise thereof will not be added to the shares of common stock authorized for grant under the 2014 Equity Incentive Plan.

        Stock options and stock appreciation rights with respect to no more than the Share Maximum may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options may not exceed the Share Maximum.

        The 2014 Equity Incentive Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Equity Incentive Plan. Persons eligible to participate in the 2014 Equity Incentive Plan will be those full- or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

        The 2014 Equity Incentive Plan permits the granting of both options to purchase shares of our common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine the vesting conditions for each option.

        Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of our common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of a stock appreciation right may not be less than 100% of fair market value of our common stock on the date of grant and the term of each stock appreciation right may not exceed 10 years.

        Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of our common stock that are free from any restrictions under the 2014 Equity Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

        Our compensation committee may grant performance share awards to participants, which entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants, which entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our common stock.

        Our compensation committee may grant cash bonuses under the 2014 Equity Incentive Plan to participants, subject to the achievement of certain performance goals.

        Our compensation committee may grant other equity-based awards, including LTIP units representing profits interests in our operating partnership. These units may be settled in cash or shares of common stock at our option.

        Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2014 Equity Incentive Plan that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Those awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards may include any or all of the following: (1) total shareholder return; (2) net income (loss) (either before or after interest, taxes, depreciation and/or amortization); (3) changes in the market price of the common stock; (4) funds from operations or similar measure; (5) sales or revenue; (6) acquisitions or strategic transactions; (7) operating income; (8) return on capital, assets, equity or investment; (9) gross or net profit levels; (10) occupancy rates; (11) expense; (12) margins; (13) earnings (loss) per share of common stock; or (14) market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is the Share Maximum with respect to a stock-based award and $5.0 million with respect to a cash-based award.

        The 2014 Equity Incentive Plan provides that upon the effectiveness of a "sale event" (as defined in the 2014 Equity Incentive Plan), except as otherwise provided by our compensation committee in an award agreement, the parties to such sale event may cause the assumption or continuation of awards by the successor entity in the sale event, or the substitution of awards by such successor, with appropriate adjustment to awards as the parties shall agree. To the extent, however, that the parties to such sale event do not provide for assumption, continuation or substitution of awards, all stock options and stock appreciation rights shall become fully exercisable, awards subject to time-based vesting conditions will become vested and non-forfeitable and all awards with conditions and restrictions relating to the attainment of performance goals shall become vested and non-forfeitable to the extent provided in the relevant award agreement, and upon the effective time of the sale event, the 2014 Equity Incentive Plan and all awards thereunder shall terminate. In the event of such termination, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per-share consideration received in the sale event and the exercise price of the options or stock appreciation rights in exchange for the cancellation thereto or provide such participants with a specified period of time to exercise outstanding stock options and stock appreciation rights prior to the consummation of the sale event.

        Our Board of Directors may amend or discontinue the 2014 Equity Incentive Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2014 Equity Incentive Plan require the approval of our stockholders. The 2014 Equity Incentive Plan provides that our compensation committee may not reduce the exercise price of outstanding stock options or stock appreciation rights or re-price these awards through cancellation and re-grants or through cancellation in exchange for a cash payment without stockholder approval.

        No awards may be granted under the 2014 Equity Incentive Plan after the date that is 10 years from the date of stockholder approval of the 2014 Equity Incentive Plan, and no incentive stock options may be granted after the date that is 10 years from the date on which our Board of Directors adopted the 2014 Equity Incentive Plan. No awards under the 2014 Equity Incentive Plan have been made prior to the date hereof.

Employment Agreements

        We entered into an employment agreement with Robert L. Cowan, our President and Chief Investment Officer, on October 1, 2014, and amended the employment agreement on October 29, 2014. Pursuant to the terms of the employment agreement, as amended, Mr. Cowan will receive an annual salary of $300,000 and will be eligible to receive a cash bonus of at least $80,000 for the 2015 calendar year and a discretionary bonus based on performance in subsequent years. Going forward, Mr. Cowan will also be entitled to stock grants pursuant to our 2014 Equity Incentive Plan, to be determined by our non-Executive Board members and our compensation committee in its sole discretion. In the event Mr. Cowan elects to terminate his employment with us after at least nine months of employment due to a change in his management level and position, he will be entitled to receive the full bonus amount described above. Mr. Cowan's employment commenced on December 1, 2014.

        In connection with the completion of this offering, we expect to enter into employment agreements with each of our named executive officers, except for Mr. Cowan. The employment agreements for Mr. Gimbel and Ms. Sichel will provide for a base salary and bonus opportunity for each named executive officer, a portion of which will be reimbursed by Optima under the Transitional Services Agreement. It is expected that Mr. Gimbel and Ms. Sichel will dedicate a substantial majority of their time to the Company's business. Mr. Lewis's employment agreement with the Company will also provide that his base salary and bonus opportunity will be incurred by Optima given that while he will dedicate a significant amount of his time to the Company's business, he is expected to also dedicate substantial time to Optima. Going forward, management will also be entitled to stock grants pursuant to our 2014 Equity Incentive Plan, to be determined by our non-Executive Board members and our compensation committee in its sole discretion. The Company will reimburse Optima for this time pursuant to the Transitional Services Agreement. We expect these employment agreements will have a term of         years, unless terminated earlier by us for Cause (as defined in the employment agreements) or by the named executive officer upon 90 days' prior written notice. If an employment agreement is terminated by us for Cause, then the named executive officer will only receive his or her salary through the date of termination, if applicable. If an employment agreement is terminated by us without Cause, then the named executive officer will be eligible to receive                    , if applicable. Following the completion of this offering, we intend to hire additional dedicated senior-level financial/accounting personnel to support the Company's internal accounting function.

Indemnification of Directors and Officers and Limitation of Liability

        For information concerning indemnification applicable to our directors and officers, see "Certain Provisions of Maryland Law and of Our Charter and Bylaws."

 PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of shares of our common stock and shares of common stock issuable upon redemption of Common Units as of June 30, 2015 for (1) each person known to us to be the beneficial owner of 5% or more of our outstanding common stock, (2) each of our directors, director nominees and named executive officers, and (3) all of our directors, director nominees and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table.

        The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

        Unless otherwise indicated, the address of each named person is c/o American Farmland Company, 10 East 53rd Street, New York, New York 10022. No shares or Common Units beneficially owned by any executive officer or director have been pledged as security for a loan.

	Common Stock		Common Units		Common Stock and Common Units
Name of Beneficial Owner	Number of Shares	Percent Before Offering	Number of Units	Percentage Before Offering(1)	Percentage Before the Offering(1)	Percentage After the Offering(1)
Named Executive Officers and Directors
D. Dixon Boardman(2)(10)	—	—	259,766	10.36%	1.59%
Morton A. Cohn	200,000	1.84%	—	—	1.49%
Robert L. Cowan	—	—	—	—	—
Thomas S.T. Gimbel(3)	—	—	25,815	*	*
Robert A. de Guardiola, Jr.(4)	126,426	1.16%	—	—	*
James B. Hoover	26,322	*	—	—	*
Terry Allen Kramer	500,000	4.59%	—	—	3.73%
Harrison T. LeFrak(5)	—	—	1,028,785	41.01%	6.89%
Geoffrey M. Lewis(6)	—	—	13,283	*	*
Lindsey Sichel	—	—	—	—	—
Mark Wilkinson	—	—	—	—	—
All executive officers and directors as a group (11 people)	852,748	7.83%	1,327,650	52.92%	14.92%
5% Holders
Merseyside Pension Fund(7)	1,545,894	14.19%	—	—	11.54%
Goldstar Limited(8)	1,253,945	11.51%	—	—	9.36%
Forrest General County Hospital Pension Plan(9)	802,881	7.37%	—	—	5.99%

*
Less than 1.0%

(1)
Based on an aggregate of 10,890,847 shares of common stock and an aggregate of 2,508,585 Common Units (other than Common Units to be held by us) outstanding as of June 30, 2015.

(2)
Includes Mr. Boardman's pecuniary interest in 47,151 Common Units held by AFA and 77,380 Common Units held by an individual retirement account of which Mr. Boardman is the sole beneficiary.

(3)
Includes Mr. Gimbel's pecuniary interest in 20,614 Common Units held by AFA.

(4)
Includes 79,579 shares of common stock held by an individual retirement account of which Mr. de Guardiola is the sole beneficiary and 46,846 shares of common stock held by an individual retirement account of which Mr. de Guardiola's spouse is the sole beneficiary. Mr. de Guardiola has shared voting and dispositive power with respect to 46,846 shares of common stock.

(5)
Includes 922,909 Common Units held by LF Farmland LLC, an entity indirectly owned by Mr. LeFrak, and the pecuniary interest in LF Farmland LLC in 105,876 Common Units held by AFA.

(6)
Includes Mr. Lewis's pecuniary interest in 7,756 Common Units held by AFA.

(7)
The address for Merseyside Pension Fund is Castle Chambers, 43 Castle Street, Liverpool L2 9SH.

(8)
The address for Goldstar Limited is 5 B Waterloo Lane, Pembroke HM 08, Bermuda.

(9)
The address for Forrest General County Hospital Pension Plan is 6051 U.S. Highway 49 P.O. Box 16389 Hattiesburg, MS 39404-6389.

(10)
Excludes certain shares that such individual has provided an indication of interest to purchase in this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Interests of Certain Directors and Executive Officers in the Internalization

        D. Dixon Boardman, Thomas S. T. Gimbel and Geoffrey M. Lewis are members of our Board of Directors, and each is a partner or officer of Optima. Furthermore, Harrison LeFrak owns an indirect interest in AFA, is a current member of the Board and is expected to serve as a director after the Internalization. Each of these individuals are, or have an ownership interest in, a Contributor and, as a result, each of them has interests in the Internalization that differ from those of our stockholders as each will have an interest in the consideration received by the Contributors in the Internalization. The following table sets forth the number of Common Units received by these individuals as a result of the Internalization.

Name	Relationship with Us	Number of Common Units Received in Contribution
D. Dixon Boardman	Chairman
Harrison LeFrak	Vice Chairman
Thomas S. T. Gimbel	Executive Officer and Director
Geoffrey M. Lewis	Executive Officer and Director

Advisory Fees

        The following section describes certain fee arrangements in effect prior to the Internalization. After the Internalization, they will no longer be in effect.

        Our operating partnership, through which we conduct substantially all of our business, prior to the Internalization was managed and advised by AFA, an affiliate of Optima prior to the Internalization, subject to the oversight of our Board of Directors. Pursuant to the terms of the existing Amended and Restated Agreement of Limited Partnership of our operating partnership, AFA provides substantially all of the investment advisory, acquisition, disposition, property management, leasing, financing and other administrative services that we require in pursuing our investment policies and objectives. Until the Internalization occurs, AFA is a joint venture between Optima, an affiliate of LeFrak Organization, Inc., Alfonso Fanjul, J. Pepe Fanjul and William von Mueffling.

        AFA has historically received a quarterly management fee, payable in arrears by our operating partnership, equal to (i) one-quarter of 1% of the gross asset value of our operating partnership as of the end of the preceding quarter in respect of the partnership interests held by us and any other partners other than AFA, Optima and their respective owners, and (ii) one-quarter of 0.5% of the gross asset value of our operating partnership as of the end of the preceding quarter in respect of partnership interests held by AFA, Optima and their respective owners.

        AFA has also received performance fees. AFA has historically been entitled to an amount at the end of each calendar year equal to the sum of (i) 15% of the contractual definition of FFO attributable to our operating partnership (which is comparable to "Core FFO attributable to the Company" after excluding certain adjustments for noncontrolling interests) for the calendar year attributable to the partnership interests held by us and any partners other than AFA, Optima and their respective owners, plus (ii) 10% of the contractual definition of FFO attributable to our operating partnership for the calendar year attributable to the partnership interests held by AFA, Optima and their respective owners. Additionally, AFA has historically been entitled to an amount at the end of each calendar year equal to the sum of (i) 15% of two-thirds of the sum of (a) net realized capital appreciation in our operating partnership's fixed assets and (b) net unrealized capital appreciation in our operating partnership's fixed assets for such year that is attributable to the partnership interests held by us and any partners other than Optima, AFA and their respective owners, (ii) 10% of two-thirds of the sum of (a) net realized capital appreciation in our operating partnership's fixed assets and (b) net unrealized capital appreciation in our operating partnership's fixed assets for such year that is attributable to the partnership interests held by Optima, AFA and their respective owners, plus (iii) with respect to any net realized capital appreciation in our operating partnership's fixed assets for such calendar year, (a) 15% of one-third of the net realized capital appreciation attributable to the partnership interests held by us and any partners other than AFA, Optima and their respective owners, and (b) 10% of one-third of the net realized capital appreciation attributable to the partnership interests held by AFA, Optima and their respective owners.

        Our operating partnership paid an aggregate of $1,211,390 and $1,296,857 in fees to AFA during the fiscal years ended December 31, 2013 and 2014, respectively. The following table sets forth the approximate dollar amount of the interests of Messrs. Boardman, Gimbel, Lewis and LeFrak as a result of their direct or indirect ownership in AFA:

Name	Relationship with Us	Interest in Fees for the Fiscal Year Ended December 31, 2013	Interest in Fees for the Fiscal Year Ended December 31, 2014	Interest in Fees for the Six Months Ended June 30, 2015
D. Dixon Boardman	Chairman	284,434	302,634	165,463
Harrison LeFrak	Vice Chairman	367,428	396,538	293,693
Thomas S.T. Gimbel	Executive Officer and Director	73,126	80,726	58,150
Geoffrey M. Lewis	Executive Officer and Director	61,238	64,858	31,365

Amended Partnership Agreement

        In connection with this offering, we will enter into the amended partnership agreement for our operating partnership. As a result of the Internalization, the Contributors will become limited partners of our operating partnership. Beginning on or after the date which is 12 months after the issuance of Common Units to a limited partner in our operating partnership, other than us, such limited partner will have the right to require our operating partnership to redeem part or all of its Common Units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis. See "Our Operating Partnership and the Amended Partnership Agreement" for a summary of the terms of the amended partnership agreement.

Registration Rights

        In connection with the Internalization, we will enter into a registration rights agreement pursuant to which each person who receives Common Units in as a result of the Internalization will have the right to cause us to register with the SEC the shares of our common stock that they receive upon redemption of any Common Units held by such holders pursuant to the terms of the amended partnership agreement, which shares are referred to as registrable securities.

        Under this agreement, beginning within 10 business days following the first date when we become eligible to file a shelf registration statement with respect to the registrable shares, we will agree to file a shelf registration statement relating to the issuance of such parties' registrable securities, or a resale shelf registration statement, and maintain the effectiveness of the shelf registration statement until all of the registrable securities have been disposed of by the holders or the date on which all registrable securities may be sold pursuant to Rule 144 under the Securities Act. This agreement will not provide the parties with any piggyback registration rights. We will bear all expenses incident to registering the shares, except such expenses shall not include any taxes (including transfer taxes), underwriting fees, discounts or commissions, legal fees and expenses of counsel to the holders and any underwriter engaged by holders and all other expenses incurred by the holders in connection with the performance of their obligations under the terms of the registration rights agreement. The agreement will also include an indemnification by us to the holders relating to certain liabilities under the applicable securities laws incurred in connection with the registration of any registrable securities. Any party to the agreement may transfer its rights to any wholly owned affiliate of such holder, any family member or trust established for the benefit of a holder that is a natural person, or in connection with a distribution by a holder to any partner, member, former partner, former member or the estate of such partner or member.

Ownership Limit Waivers

        Our charter prohibits any person or entity from beneficially owning shares in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. In connection with previous private placements of our common stock, we have granted two waivers from the ownership limit contained in our charter to two current stockholders to own up to approximately 12% and 14.8%, respectively, of shares of our outstanding common stock in the aggregate. We anticipate these stockholders will own less than 9.8% upon the completion of this offering, in which case the waivers will terminate. We do not expect that the issuance of these waivers will adversely affect our ability to qualify as a REIT.

Amended and Restated Sub-Advisory Agreement and Advisory Agreement

        We, AFA and our operating partnership entered into an Amended and Restated Sub-Advisory Agreement with our Agricultural Sub-Adviser, effective as of the consummation of this offering, to provide us with certain agricultural investment, acquisition and property management services. See "Our Business and Properties—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Agricultural Sub-Adviser" for details on the terms of the Amended and Restated Sub-Advisory Agreement, including the fees that will be payable to our Agricultural Sub-Adviser. Additionally, we have entered into an Advisory Agreement with AFA, effective as of the consummation of this offering, pursuant to which AFA, as our indirectly wholly-owned subsidiary will receive a quarterly management fee of 1.05% per annum plus other fees sufficient to allow AFA to pay our Agricultural Sub-Adviser for its services under the Amended & Restated Sub-Advisory Agreement.

Property Management

        As part of its services, our Agricultural Sub-Adviser will thoroughly survey the local market of the proposed investment and identify a reputable, qualified property management firm and will provide a written recommendation proposing a firm to provide on-site property management services. In most, if not all cases, our Agricultural Sub-Adviser will recommend CAPS. CAPS is an affiliate of our Agricultural Sub-Adviser and provides property management and brokerage services to both affiliated and external clients. CAPS serves as the property manager for all of our properties, and we expect that CAPS will serve as the property manager for properties we acquire in the future.

        We pay CAPS a property management fee for each property it manages based on either a percentage of a property's rental revenue, the number of acres comprising a property or a combination of the two. Such fees are determined and approved by management and the Board of Directors prior to closing the acquisition of any farm. For permanent crop mature farms, where leases are usually participating leases, CAPS' fees are generally stipulated by a "greater of" formula wherein CAPS is paid the greater of a fixed percent of the annual gross lease revenues or a fixed dollar amount per planted acre. For commodity and specialty/vegetable row crop mature farms, where leases are usually fixed in nature, CAPS' fees are generally fixed as a set percentage of the annual gross lease revenues. On development farms, where CAPS oversees a property developer, CAPS usually receives a fixed dollar per planted acre per year. As stipulated in our Amended and Restated Sub-Advisory Agreement,

in determining whether to use CAPS or an alternate property management service, our Agricultural Sub-Adviser makes reasonable efforts to determine that CAPS' fees are commercially reasonably as compared to third party property management service providers providing comparable services and of comparable size, quality, expertise and ability. For the years ended December 31, 2014 and 2013, CAPS received aggregate fees of $569,468 and $449,073, respectively.

Transitional Services Agreement

        At the closing of the Internalization, we will enter a Transitional Services Agreement, pursuant to which Optima will provide us with certain services at cost to the extent such services are necessary to operate our business, including office space, employees, financial accounting services and information technology resources. Mr. Gimbel and Ms. Sichel will be dedicating a substantial majority of their time to the Company's business with Mr. Lewis dedicating a significant amount of his time to the Company's business. Mr. Gimbel's and Ms Sichel's compensation, including salary, bonus, if applicable, and benefits, which will be set forth in employment agreements, will be incurred by the Company and will be reimbursed by Optima pursuant to the Transitional Services Agreement based on the allocation of time spent on Optima's business versus that of the Company. Mr. Lewis's compensation, including salary, bonus, if applicable, and benefits, which will be set forth in an employment agreement, will be incurred by Optima and will be reimbursed by the Company. Such reimbursement will be based on the allocation of time spent on the Company's business versus Optima's and will be a percentage of the named executive officer's compensation as described in such officer's employment agreement, if applicable. The Company will reimburse Optima for the costs of office space, data processing support and accounting and internal legal services provide by Optima. We anticipate these costs will amount to approximately $            on an annual basis.

        This agreement is terminable by us on 30 days' notice without penalty, is terminable by Optima on 6 months' written notice and will terminate 12 months after the Internalization, unless otherwise extended or renewed. Because such personnel will also be employees of Optima, a substantial amount of their time and attention may be diverted from us. Additionally, each of Messrs. Boardman, Gimbel and Lewis are members of our Board of Directors and Messrs. Gimbel and Lewis are also members of our executive management team, and each is a partner or officer of Optima. As a result, the terms of this agreement may not be as favorable to us if they were negotiated with an unaffiliated party. We may choose not to enforce, or to enforce less vigorously, our rights under this agreement because of our desire to maintain an ongoing relationship with Optima.

Employment Agreements

        In connection with the completion of this offering, we expect to enter into employment agreements with each of our named executive officers. The employment agreements for Mr. Gimbel and Ms. Sichel will provide for base salary and a bonus opportunity, a portion of which will be reimbursed by Optima under the Transitional Services Agreement based on the allocation of time spent on Optima's business versus that of the Company. Mr. Lewis's employment agreement with the Company will also provide for base salary and a bonus opportunity, which will be incurred by Optima and a portion of which will be reimbursed by the Company under the Transitional Services Agreement. We have already entered into an employment agreement with Mr. Cowan. See "Management—Executive Officer and Director Compensation—Employment Agreements/Severance Agreement."

Review and Approval of Future Transactions with Related Persons

        Upon completion of this offering, we expect our Board of Directors to adopt a Related Person Transaction Approval and Disclosure Policy for the review, approval or ratification of any related person transaction. We expect this policy to provide that all related person transactions, other than a transaction for which an obligation to disclose under Item 404 of Regulation S-K (or any successor provision) arises solely from the fact that a beneficial owner of more than 5% of a class of our voting securities (or an immediate family member of any such beneficial owner) has an interest in the transaction, must be reviewed and approved by a majority of the disinterested directors on our Board of Directors in advance of us or any of our subsidiaries entering into the transaction; provided that, if we or any of our subsidiaries enter into a transaction without recognizing that such transaction constitutes a related person transaction, the approval requirement will be satisfied if such transaction is ratified by a majority of the disinterested directors on our Board of Directors promptly after we recognize that such transaction constituted a related person transaction. Disinterested directors are directors that do not have a personal financial interest in the transaction that is adverse to our financial interest or that of our stockholders. The term "related person transaction" refers to a transaction required to be disclosed by us pursuant to Item 404 of Regulation S-K (or any successor provision) promulgated by the SEC.

 STRUCTURE OF OUR COMPANY

Internalization

        Since commencing operations in October 2009, we have been externally managed by AFA, which is an affiliate of Optima. During that time, we have relied on Optima personnel through AFA to provide the investment advisory, acquisition, disposition, property management, leasing, financing and other operating functions and administrative services that we require to achieve our investment objectives. Since 2009, AFA has engaged the Agricultural Sub-Adviser to assist it in providing us with a suite of investment, acquisition and property management services using the combined capabilities of AFA, Optima, and our Agricultural Sub-Adviser. As our business has matured, the Optima management personnel involved with our company have devoted an increasing amount of their time to our business.

        On November 25, 2014, we and our operating partnership entered into a Contribution Agreement with each of the holders of equity ownership interests in AFA pursuant to which we will internalize the management functions historically provided by AFA upon the closing of this offering. In the transaction, the owners of 99.8% of the equity of AFA, who we refer to as the Contributors will contribute their AFA equity interests to our operating partnership in exchange for Common Units having an aggregate value of $11,976,000, which transaction we refer to as the Contribution. Certain of these Contributors are affiliated with us, including through affiliations with members of our Board of Directors. See "Certain Relationships and Related Party Transactions." Concurrently, Optima will contribute all of the equity interests of American Farmland TRS LLC, or AFTRS, a wholly owned subsidiary of Optima that owns the remaining 0.2% of the equity interests in AFA, to our operating partnership in exchange for Common Units having an aggregate value of $24,000, with AFTRS becoming a wholly owned subsidiary of our operating partnership, which transaction we refer to as the TRS Contribution. The actual number of Common Units to be issued to a Contributor or Optima, as applicable, will be determined upon the completion of this offering by dividing the value of the applicable consideration by the greater of (1) the public offering price of our common stock in this offering and (2) the net asset value per share of our common stock as of the end of the most recently completed fiscal quarter prior to the closing of this offering, determined in good faith by us in a manner consistent with past practice. We refer to the transactions contemplated by the Contribution Agreement, including the Contribution and the TRS Contribution, as the Internalization.

        Under the Contribution Agreement, the completion of the Internalization is conditioned upon the pricing of this offering. If we do not complete the initial public offering, we will not complete the Internalization. We expect to recognize an expense in connection with the Internalization, representing the excess of the amount paid over the fair value of the net assets acquired in connection therewith.

        As a result of the Internalization, AFA will become a wholly owned subsidiary of our operating partnership and we will become self-managed. We expect that, after the Internalization, our management team will be comprised of the current executive officers of AFA, new hires with extensive market experience and expertise, and other Optima employees who will dedicate a substantial portion of their time to our business. Management team members may be employees of our company or they may be shared with Optima pursuant to an arrangement described below. In addition, we will continue to rely upon our Agricultural Sub-Adviser, pursuant to the Amended and Restated Sub-Advisory Agreement that is described in more detail under "Our Business and Properties—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Agricultural Sub-Adviser."

        At the closing of the Internalization, we will enter into certain ancillary agreements, including a Transitional Services Agreement pursuant to which Optima will provide us with certain services at cost to the extent such services are necessary to operate our business, including office space, employees, financial accounting services and information technology resources. This agreement is terminable by us on 30 days' notice without penalty, is terminable by Optima on 6 months' written notice, and will terminate 12 months after the Internalization, unless otherwise extended or renewed. At the closing of the Internalization, we also will enter into a Registration Rights Agreement with each of the Contributors with respect to the registration of shares of our common stock for which Common Units held by such Contributors may be redeemed. See "Shares Eligible for Future Sale—Registration Rights." Additionally, we will enter into a Second Amended and Restated Agreement of Limited Partnership of our operating partnership, pursuant to which, among other matters, AFA will withdraw as a co-general partner of our operating partnership and we will serve as its sole general partner. See "Our Operating Partnership and the Amended Partnership Agreement."

Special Committee, Board and Stockholder Approval

        Some of our directors are, or are affiliated with, equity owners of AFA or are employees of Optima. As a result, those directors have, or may have, interests in the Internalization that differ from those of our existing stockholders. To address these potential conflicts of interest, our Board of Directors formed a special committee comprised of two of our independent and disinterested directors, James B. Hoover and Mark Wilkinson, to review, consider and negotiate the proposed Internalization on our behalf. Among other responsibilities, the special committee was asked to ultimately determine whether or not we should pursue the Internalization and to make a recommendation to the full Board of Directors. To advise it in these matters, the special committee engaged an independent financial advisor and independent legal counsel and received a fairness opinion from its independent financial advisor. On the morning of November 25, 2014, the special committee approved the Internalization and related agreements, and recommended that our Board of Directors also approve the Internalization and the related agreements. On November 25, 2014, our Board of Directors considered the special committee's recommendation and, based in part on such recommendation, approved the Internalization and recommended that our stockholders approve the Internalization. On December 15, 2014, we received the requisite consent from a majority of our disinterested stockholders approving the Internalization. We expect that the Internalization will be completed simultaneously with, and conditioned upon, the completion of this offering.

Our Operating Entities

Our Company

        We are currently an externally managed Maryland corporation focused primarily on the acquisition of a diversified portfolio of specialty/vegetable row crop, commodity row crop and permanent crop farmland located in the U.S. in select major agricultural states. We have structured our portfolio with the goal of achieving annual returns both from income and capital appreciation that meet or exceed returns from comparable farms and that display low correlation to other asset class returns and limited volatility. We generate virtually all of our revenue by leasing our portfolio of farms. As of June 30, 2015, we owned 17 farms located in Alabama, Arkansas, California, Florida, Georgia and Illinois.

        We were incorporated in Maryland and commenced operations on October 15, 2009. Because we did not have taxable income for the years ended December 31, 2009 through December 31, 2011, we did not elect REIT status for those years and were treated for U.S. federal tax purposes as a regular "C" corporation. We elected to be treated as a REIT for U.S. federal tax purposes, commencing with, and in connection with the filing of our federal tax return for, the taxable year ended December 31, 2012. As a REIT, we generally are not subject to federal income tax on the taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates.

        We conduct our business and own all of our farms through our operating partnership. As of June 30, 2015, we owned approximately 81.2% of the partnership interests in our operating partnership, which includes the Co-General Partner interest, and, following the Internalization described in "—Internalization," we anticipate owning approximately        % of the partnership interests in our operating partnership.

Our Operating Partnership

        Our operating partnership is a Delaware limited partnership formed on August 14, 2009, which commenced operations on October 15, 2009. Our operating partnership holds substantially all of our assets and conducts all of our operations. Following this offering and the Internalization as described above under "—Internalization," we will be the exclusive general partner of our operating partnership.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

        The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our Board of Directors and, in general, may be amended or revised from time to time by our Board of Directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

        We conduct all of our investment activities and own all of our farms through our operating partnership. Our investment objectives are to achieve annual returns both from income and capital appreciation which meet or exceed returns from comparable farmland farms and which display low correlation to other asset class returns and limited volatility. Consistent with these investment objectives, we are focused primarily on the acquisition of a diversified portfolio of specialty/vegetable row crop, commodity row crop and permanent crop farmland (including development farmland) located in the U.S. in select major agricultural states. Our operating partnership locates diversified and dynamic farmland investments and provides investment advisory, acquisition, disposition, property management, leasing, financing and other administrative services to achieve our investment objectives. For a discussion of our farms and our acquisition and other strategic objectives, see "Our Business and Farms."

        We pursue our investment objectives primarily through the ownership by our operating partnership of our portfolio of farms and we generate virtually all of our revenue by leasing our portfolio of farms. We and our operating partnership have adopted investment guidelines, which our Board of Directors reviews at least annually. We currently intend to invest in farms across four key types of property: permanent crops, specialty/vegetable row crops, commodity row crops and development farmland. The current investment guidelines seek to acquire high-quality cropland diversified by crop type, based on the total value of our portfolio, within the target ranges indicated below:

Property Type	Target Range
Permanent crop	35 - 55%
Specialty/vegetable row crop	15 - 35%
Commodity row crop	10 - 30%
Development	10 - 30%

        Allocations are generally expected to remain within the ranges specified to maintain diversification of the portfolio. Since development farms may not generate lease income for a number of years, the target range for such development farms may be more variable. Furthermore, acquisition opportunities may arise which, due to relatively larger size or particular characteristics deemed suitable by management, will take property type weightings outside of the target ranges shown above. Furthermore, our operating partnership shall generally seek to limit investments in livestock, poultry or dairy farms to 10% of its gross asset value as measured at the time of such investment, excluding investments that are incidental to an acquisition of one or more other assets. We intend to engage in all future investment activities in a manner that is consistent with our intention to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes. In addition, we may expand and improve the farms we presently own or other acquired farms, or sell such farms, in whole or in part, when circumstances warrant.

        We also seek farms only in the prime growing and weather regions of the U.S. In acquiring future farms, our operating partnership will seek to maintain geographic diversification across the broad USDA Regions, as well as across varied microclimatic regions within each USDA Region, to the extent applicable. Further, certain regions lend themselves to certain crop types. As an example, the majority of commodity row crops are grown in the Midwest, Plains and Delta regions whereas the majority of permanent crops and specialty/vegetable row crops are grown in the Pacific, Southeast and parts of the Mountain regions. Additionally, our operating partnership will seek to limit investments in real property located outside the U.S. to 20% of its gross asset value as measured at the time of such investment.

        Other than as described above, our operating partnership seeks to acquire farms where the fair market value of any single property would represent less than 35% of its gross asset value. In the event that two or more assets or farms are acquired simultaneously as a portfolio purchase or otherwise (including, the acquisition of an entity that holds two or more assets or farms), this restriction will apply separately to each asset or property. However, some acquisition opportunities may arise which, due to relatively larger size or particular characteristics deemed suitable by management (such as containing a variety of crop types), will exceed this limitation. Finally, subject to approval by our Board of Directors, we and our operating partnership will, from time to time, implement any changes to the investment guidelines they believe necessary or appropriate. Our operating partnership may also make temporary deviations from the investment guidelines without the need for the consent of our Board of Directors if we determine it is in the best interest of our operating partnership.

        We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

        Equity investments in acquired farms may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these farms. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an "investment company" under the 1940 Act.

Investments in Real Estate Debt

        Our business objectives emphasize investments in farmland. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is consistent with an investment in farmland, we may elect, in our discretion and without stockholder approval, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages; provided, in each case, that such investment is consistent with our qualification as a REIT. There is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of, or Interests in, Persons Primarily Engaged in Real Estate Activities and Other Issuers

        We may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives and our qualification as a REIT. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments with respect to the farmland owned by such entities, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to increase stockholder value by achieving attractive annual returns through a combination of income and capital appreciation, primarily from our current farms and through acquisitions of additional farms that meet our established investment guidelines. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an "investment company" under the 1940 Act.

Investments in Other Securities

        Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

        We may from time to time dispose of some of our farms. Generally, we expect to own our farms for an average of ten to fifteen years. However, shorter or longer holding periods may be warranted depending on the particular circumstances of a property. We anticipate that development farms, and those farms with alternative use potential, will tend to have longer holding periods. In all cases, we will try to take advantage of property cycles and both buy and sell farms at opportune times. Any dispositions will be based on management's periodic review of our portfolio and if our Board of Directors determines such action would be in our best interest.

Financings and Leverage Policy

        We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire farms that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

        Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt, to make tenant or other capital expenditures or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur, and our Board of Directors has not adopted a policy limiting the total amount of debt that we may incur. However, we intend to limit our use of indebtedness to less than 50%, and expect generally to have indebtedness within the 35 - 40% range, of our gross asset value, but our amount of leverage may vary over time.

        Our Board of Directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our Board of Directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, cash flows and market values of our farms, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage we may use.

Conflicts of Interest Policies

Relationship with Our Operating Partnership

        Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the amended partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company.

        Unless otherwise provided for in a partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The amended partnership agreement, provides that, in the event of a conflict between the interests of the limited partners of our operating partnership, on the one hand, and the separate interests of our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, shall endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners of our operating partnership, provided that any such conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners of our operating partnership will be resolved in favor of our stockholders. The amended partnership agreement further provides that we, in our capacity as the general partner of our operating partnership, and any of our directors, officers, agents or employees, owe no duties, fiduciary or otherwise, to our operating partnership, its partners, any assignee or any creditor of our operating partnership except our duty to fulfill our obligations expressly set forth in the amended partnership agreement in good faith.

        Additionally, the amended partnership agreement provides that we, in our capacity as the general partner of our operating partnership, will not be not liable or accountable to our operating partnership or any partner or assignee for monetary damages for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission unless we (1) acted in bad faith or with active and deliberate dishonesty as established by a final nonappealable judgment, and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived, (2) actually received an improper benefit or profit in money, property or services, or (3) in the case of a criminal proceeding, had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must indemnify us, our directors, officers or employees and others designated by us, against any and all claims that relate to the operations of our operating partnership, our operations or the operations of our subsidiaries, unless (1) an act or omission of the indemnified person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the indemnified person actually received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

        Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the amended partnership agreement) or if the person is found to be liable to us or our operating partnership on any portion of any claim in the action.

Optima

        Certain of our executive officers and the Chairman of our Board of Directors are also partners or officers of Optima, and will continue to owe a fiduciary duty to and share a portion of their time with Optima following the completion of this offering, which may conflict with their fiduciary duty that they owe to us. If these executive officers were to act or fail to act in a manner that was detrimental to our business, or favor one entity over another, they could be subject to liability for breach of their fiduciary duty to us and our stockholders. Additionally, any agreements between us and Optima, including the Transitional Services Agreement, may not be as favorable to us as if they were negotiated with an unaffiliated third party, and such agreements are subject to an inherent conflict of interest. In addition, our Board of Directors may encounter conflicts of interest in enforcing our rights against Optima in the event of a default or disagreement under any agreements between us and Optima.

        Although Optima does not currently and, in the future, does not intend to facilitate the purchase of farmland farms on behalf of any other affiliated entity, it could do so in the future. In such an event, our named executive officers would have a conflict of interest allocating the investment opportunity to us or to Optima. In the event that such a conflict arises, our best interests may not be met when persons acting on our behalf and on behalf of Optima or its affiliates decide whether to allocate any particular property to us, to Optima or to Optima's affiliates.

Amended and Restated Sub-Advisory Agreement

        Our Agricultural Sub-Adviser's services under the Amended and Restated Sub-Advisory Agreement are not exclusive, and it, and its directors, officers and employees are free to earn fees and provide similar investment advisory and asset management services to a variety of other entities. See "Our Business and Farms—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Agricultural Sub-Adviser."

        Additionally, one of our independent directors, Mark Wilkinson, retired in 1986 as a Senior Vice President and senior agricultural professional from Prudential Insurance Company of America, an affiliate of our Agricultural Sub-Adviser, where he led the agricultural business and was involved with the acquisition of CAPS, our property manager. Mr. Wilkinson is not affiliated with our Agricultural Sub-Adviser.

Transitional Service Agreement with Optima

        Upon completion of the Internalization, we will enter into a Transitional Services Agreement with Optima under which Optima will provide us with office space, information technology support services and general administrative services at cost as well as access to certain of its personnel. Each service under the Transitional Services Agreement will be provided at cost and we will be responsible for certain approved third-party expenses. Because such personnel will be employees of Optima, a substantial amount of their time and attention may be diverted from us. This agreement is cancellable by us upon 30 days written notice and by Optima upon six months written notice.

        Each of Messrs. Boardman, Gimbel and Lewis are members of our Board of Directors and Messrs. Gimbel and Lewis are also members of our executive management team, and each is a partner or officer of Optima. As a result, the terms of this agreement may not be as favorable to us if they were negotiated with an unaffiliated party. We may choose not to enforce, or to enforce less vigorously, our rights under this agreement because of our desire to maintain an ongoing relationship with Optima.

Policies with Respect to Other Activities

        We have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in "Our Operating Partnership and the Amended Partnership Agreement," we expect, but are not obligated, to issue common stock to holders of Common Units upon some or all of their exercises of their redemption rights. Our Board of Directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series that we have authority to issue and our Board of Directors, without stockholder approval, has the authority to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See "Description of Our Capital Stock." We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify and maintain our qualification as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our Board of Directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an "investment company" under the 1940 Act.

 DESCRIPTION OF OUR CAPITAL STOCK

        The following is a summary of the material terms of our capital stock and certain terms of our charter and bylaws. Unless otherwise indicated, the following summary assumes that (i) the amendment and restatement of our charter approved by our stockholders on December 15, 2014 has become effective, (ii) the Internalization is completed and (iii) certain changes to our bylaws and other corporate governance documents that we expect to make prior to the completion of this offering have been made. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our charter and bylaws and the relevant provisions of Maryland law. Copies of our charter and bylaws will be filed as exhibits to the registration statement of which this prospectus forms a part and the following summary, to the extent that it relates to those documents, is qualified in its entirety by reference thereto. See "Where You Can Find More Information."

General

        We are authorized to issue 310,000,000 shares of stock, consisting of 300,000,000 shares of common stock, $0.01 par value per share, or our common stock, and 10,000,000 shares of preferred stock, $0.01 par value per share, or our preferred stock. Our charter authorizes our Board of Directors, with the approval of a majority of the entire Board of Directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. As of the date of this prospectus, we have 10,890,847 outstanding shares of common stock and 29 outstanding shares of our Series A Cumulative Non-Voting Preferred Stock.

        Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations solely as a result of their status as stockholders.

Common Stock

        All shares of our common stock offered hereby will be duly authorized, validly issued, fully paid and nonassessable and all of the shares of our common stock have equal rights as to earnings, assets, dividends and voting. Subject to our charter restrictions on the transfer and ownership of our stock and the preferential rights of holders of any other class or series of our stock, if any, outstanding, at any time, the holders of our common stock are entitled to receive dividends when and as authorized by our Board of Directors and declared by us, out of funds legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or provision for payment of our known debts and other liabilities and subject to any preferential rights of shares of any class or series, if any such shares are outstanding at such time, and our charter restrictions on the transfer and ownership of our stock.

        Subject to our charter restrictions on the transfer and ownership of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. Except as required under Maryland law, holders of all classes of our common stock will vote together as a single class. In elections of directors, a director will be elected by a plurality of the votes cast in the election of directors. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors. For more information regarding the voting standard for director elections, see "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Annual Elections."

        Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by our Board of Directors and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast with respect to such matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast with respect to such matter. As permitted by Maryland law, our charter provides for approval of any of these matters by the affirmative vote of a majority of all the votes entitled to be cast with respect to such matter, except that the provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of shares of our stock and the vote required to amend these provisions may be amended only if such amendment is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of stockholders of the corporation to any entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because substantially all of our assets are held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify and Issue Stock

        Our charter authorizes our Board of Directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of common or preferred stock into one or more classes or series of stock. Prior to the issuance of shares of each class or series, our Board of Directors is required by Maryland law and our charter to set, subject to the provisions of our charter restrictions on ownership and transfer of our stock and to the express terms of any class or series of stock outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series. As a result, our Board of Directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders. Currently, we have 29 outstanding shares of our Series A Cumulative Non-Voting Preferred Stock, which we plan to redeem prior to the consummation of this offering. Additionally, we have no present plans to issue any shares of preferred stock subsequent to the redemption described above.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

        Our charter authorizes our Board of Directors, with the approval of a majority of the entire Board of Directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. We believe that the power of our Board of Directors to amend our charter to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of our common preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although it does not currently intend to do so, our Board of Directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Restrictions on Ownership and Transfer

        In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of our outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly or indirectly or through application of certain attribution rules, by five or fewer "individuals" (as defined in the Code to include certain entities, such as private foundations) at any time during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

        Our charter contains restrictions on the ownership and transfer of our stock that are, among other things, intended to assist us in complying with these requirements and to continue to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually own or be deemed to own by virtue of the applicable constructive ownership provisions, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. We refer to each of these restrictions as an "ownership limit" and collectively as the "ownership limits." A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below, and, if appropriate in the context, any person or entity that would have been the record or actual owner of such shares, is referred to as a "prohibited owner."

        The applicable constructive ownership rules under the Code are complex and, for instance, may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of our outstanding stock or less than 9.8% in the value or number of our outstanding common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 9.8% of our outstanding common stock and thereby violate the applicable ownership limit.

        Our charter provides that our Board of Directors may, prospectively or retroactively, exempt a person from the ownership limit with respect to a particular stockholder and establish or increase a different limit on ownership for such stockholder. As a condition to granting such exemption, our Board of Directors may require, among other things, the stockholder receiving such exemption to make certain representations and undertakings related to our ability to qualify as a REIT. In addition, our Board of Directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our Board of Directors, in its sole and absolute discretion, as it may deem necessary or advisable, in order to determine or ensure our qualification as a REIT. Our Board of Directors may impose such other conditions or restrictions as it deems appropriate in connection with granting such exemption or waiver or creating a different limit on ownership.

        Our charter further prohibits:

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  any person from beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would result in our failing to qualify as a REIT;

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  any person from transferring shares of our stock that, if effective, would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

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  any person from beneficially owning shares of our stock to the extent such beneficial ownership would result in us being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year); and

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  any person from constructively owning shares of our stock to the extent such constructive ownership would cause any of our income that would otherwise qualify as "rents from real property" for purposes of Section 856(d) of the Code to fail to qualify as such (including, but not limited to, as a result of causing any entity that we intend to treat as an "eligible independent contractor" within the meaning of Section 856(d)(9)(A) of the Code to fail to qualify as such).

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our qualification as a REIT.

        The ownership limitation provisions and other restrictions on ownership and transfer of our stock described above will not apply if our Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with any such restriction or limitation is no longer required for REIT qualification.

        Pursuant to our charter, if any purported transfer of our stock or any other event otherwise would result in any person violating the ownership limits or other restrictions described above, then that number of shares in excess of the ownership limit or causing a violation of one of the other restrictions (other than the 100 person limit addressed below) (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares of stock had been automatically transferred to a trust as described above, must be repaid by the recipient to the trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee, for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our failing to qualify as a REIT, then our charter provides that the transfer of shares resulting in such violation will be void. If, however, any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be automatically void and of no force or effect and the intended transferee will acquire no rights in the shares.

        The trustee must sell the shares to one or more persons or entities designated by the trustee who could own the shares without violating the ownership limits or any of the other restrictions on ownership and transfer of our stock; provided that the right of the trustee to sell the shares will be subject to the rights of any person or entity to purchase such shares from the trust that we establish by an agreement entered into prior to the date the shares are transferred to the trust. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee must distribute the net proceeds of the sale to the prohibited owner in an amount equal to the lesser of: (a) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the market price of such shares on the day of the transfer or other event that resulted in the transfer of such shares to the trust), as determined under our charter, and (b) the price per share received by the trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in trust. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividends or other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary. In addition, if prior to discovery by us that shares of our stock have been transferred to the trust, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

        The trustee will be appointed by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares and may also exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

        Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee's sole and absolute discretion:

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  to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares of stock have been transferred to the trustee; and

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  to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

        However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

        If our Board of Directors determines that a proposed transfer or other event has taken place that would violate, or that a person or entity intends to acquire or has attempted to acquire beneficial or constructive ownership of any shares or our stock in violation of, the restrictions on ownership and transfer of our stock set forth in our charter (whether or not such violation is intended), our Board of Directors shall take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, or otherwise prevent such violation, including, without limitation, causing us to redeem shares of stock, refusing to give effect to the transfer or other event on our books or instituting proceedings to enjoin the transfer or other event.

        Following the end of each REIT taxable year, each owner of 5% or more (or such lower percentage as required by the Code or the U.S. Treasury Department regulations promulgated thereunder) of the outstanding shares of any class or series of our stock, upon request, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person's beneficial ownership on our qualification as a

REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is an actual owner, beneficial owner or constructive owner of shares of our stock and each person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must provide in writing to us such information as we may request, in good faith, in order to determine our qualification as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

        Each certificate representing shares of our stock, if certificated, will bear a legend substantially describing the restrictions on ownership and transfer of our stock described above. Instead of such legend, the certificate, if any, may state that we will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

        These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our shares common stock or otherwise be in the best interests of our stockholders.

Listing

        Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "AFCO."

Transfer Agent and Registrar

        We expect the transfer agent and registrar for our shares of common stock to be American Stock Transfer.

SHARES ELIGIBLE FOR FUTURE SALE

General

        Upon completion of this offering, we will have                outstanding shares of our common stock, (            shares if the underwriters exercise their option to purchase additional shares of our common stock in full).

        Of these shares, the            shares sold in this offering (                shares if the underwriters exercise their option to purchase additional shares of our common stock in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our "affiliates," as that term is defined by Rule 144 under the Securities Act. The remaining                shares of our common stock to be issued to our officers, directors and affiliates pursuant to the 2014 Equity Incentive Plan and the shares of our common stock issuable to officers, directors and affiliates upon redemption of Common Units will be "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if the sale is registered under the Securities Act or qualifies for an exemption from registration, including an exemption under Rule 144, as described below. In addition, upon completion of this offering,                shares will be available for future issuance under the 2014 Equity Incentive Plan, including shares of common stock reserved for issuance upon the exercise of options intended to be granted to our executive officers, directors and employees pursuant to the 2014 Equity Incentive Plan. See "Management—Executive Officer and Director Compensation—2014 Equity Incentive Plan."

        Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the New York Stock Exchange is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop or be sustained, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the redemption of Common Units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See "Risk Factors—Risks Related to this Offering and the Market for Our Common Stock." For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see "Description of Our Capital Stock—Restrictions on Ownership and Transfer."

Rule 144

        Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. "Restricted securities" include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (1) the person selling the shares must not be an affiliate of ours at the time of the sale, and must not have been an affiliate of ours during the preceding three months, and (2) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates or (B) if we satisfy the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

        Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows: (1) at least six months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates, (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements, and (3) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three month period, more than the following number of shares:

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  1.0% of the shares of our common stock then outstanding as shown by the most recent report or statement published by us, which will equal approximately                shares immediately after this offering (                shares if the underwriters exercise in full their option to purchase additional shares of our common stock in full);

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  The average weekly reported volume of trading in our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required to be filed by the seller under Rule 144 or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or

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  The average weekly volume of trading in such securities reported pursuant to an effective transaction report plan or an effective national market system plan, as defined in Regulation NMS under the Exchange Act, during the four week period described in the preceding bullet.

Redemption/Exchange Rights

        Beginning on or after the date which is 12 months after the issuance of Common Units to a limited partner in our operating partnership, other than us, such limited partner will have the right to require our operating partnership to redeem part or all of its Common Units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis.

Registration Rights

        In connection with the Internalization, we will enter into a registration rights agreement pursuant to which each person who receives Common Units as a result of the Internalization will have the right to cause us to register with the SEC the shares of our common stock that they will receive upon redemption of any Common Units held by such holder pursuant to the terms of the amended partnership agreement, which shares are referred to as registrable securities. Under this agreement, beginning within 10 business days following the first date when we become eligible to file a shelf registration statement with respect to the registrable securities, we will agree to file a shelf registration statement relating to the issuance of such parties' registrable securities, or a resale shelf registration statement, and maintain the effectiveness of the shelf registration statement until all of the registrable securities have been disposed of by the holders or the date on which all registrable securities may be sold pursuant to Rule 144 under the Securities Act. See "Certain Relationships and Related Party Transactions—Registration Rights."

2014 Equity Incentive Plan

        In December 2014, we adopted the 2014 Equity Incentive Plan, which will become effective upon the date immediately preceding the date of pricing for this offering. Pursuant to the 2014 Equity Incentive Plan, we may grant equity incentive awards to our officers, employees, non-employee directors and other key persons. We have initially reserved a number of shares of common stock equal to 4.00% of the outstanding shares of common stock as of immediately following the consummation of this offering (including any shares of common stock subsequently issued pursuant to the underwriters' option to purchase additional shares in connection with this offering) for the issuance of awards under the 2014 Equity Incentive Plan. Upon completion of this offering, we intend to issue options to purchase an aggregate of                shares of our common stock and                LTIP Units to our executive officers, directors and other employees pursuant to the 2014 Equity Incentive Plan.

        Following completion of this offering, we intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2014 Equity Incentive Plan. Shares of our common stock issued under such registration statement on Form S-8 will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

        We and our executive officers and directors have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date that is 180 days after the date of this prospectus, none of them will, directly or indirectly (1) offer, pledge, sell, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares (including shares that may be deemed to be beneficially owned by any of our executive officers or directors currently or hereafter in accordance with the rules and regulations of the SEC, shares that may be issued upon exercise of an option or warrant and any other security convertible into or exchangeable for shares) or (2) enter into any short sale (whether or not against the box) or any purchase, sale or grant of any right (including any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from our shares, without the prior written consent of Deutsche Bank Securities Inc. (which such consents may be given at any time without public notice), except in limited circumstances. These restrictions do not apply to sales of shares in this offering.

        Additionally, our existing stockholders have agreed that, without the prior written consent of Deutsche Bank Securities Inc. (which such consent may be given at any time without public notice, except in limited circumstances), during the period beginning from the date of this prospectus and continuing to and including the date that is 180 days after the date of this prospectus, none of them will, directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, lend or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise. These restrictions do not apply to sales of shares to the public pursuant to this offering.

        In each case, in the event we cease to be an emerging growth company, the applicable restricted period described in the preceding paragraph will be extended if (1) during the last 17 days of the applicable restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period following the last day of the applicable restricted period, then in each case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to us, unless Deutsche Bank Securities Inc. waives, in writing, such extension.

 CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

        The following is a summary of certain provisions of Maryland law and the material provisions of our charter and bylaws. Unless otherwise indicated, the following summary assume that (i) the amendment and restatement of our charter approved by our stockholders on December 15, 2014 has become effective, (ii) the Internalization is completed and (iii) certain changes to our bylaws and other corporate governance documents that we expect to make prior to the completion of this offering have been made. While we believe that the following description covers the material aspects of these provisions, the description may not contain all of the information that is important to you. For a more complete understanding of these provisions, we encourage you to read carefully this entire prospectus, as well as our charter and bylaws and the relevant provisions of Maryland law. Copies of our charter and bylaws will be filed as exhibits to the registration statement of which this prospectus forms a part and the following summary, to the extent that it relates to those documents, is qualified in its entirety by reference thereto. See "Where You Can Find More Information."

Number of Directors; Vacancies

        Our charter provides that the number of directors is nine, which number may be established, increased or decreased only by our Board of Directors pursuant to our bylaws, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen.

        Upon completion of this offering, subject to the terms of any class or series of preferred stock, any and all vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Annual Elections

        Each member of our Board of Directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Directors will be elected by a plurality of the votes cast at a meeting of stockholders at which a quorum is present. Holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of our directors at any annual meeting.

Removal of Directors

        Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may only be removed only for cause (as defined in our charter) at a meeting of stockholders by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors.

Business Combinations

        Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder or an affiliate of such an interested stockholder, are prohibited for five years following the most recent date on which the interested stockholder became an interested stockholder. Maryland law defines an interested stockholder as:

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  any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or

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  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  •
  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        These supermajority approval requirements do not apply if, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors of the corporation approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors of the corporation may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

        These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our Board of Directors has adopted a resolution exempting any business combinations between us and any other person or entity that is approved by our Board of Directors, including a majority of our directors who are not affiliates or associates of such person from the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any such person or entity as described above. As a result, any such person or entity described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by us with the supermajority vote requirements and other provisions of the statute. However, our Board of Directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

        The MGCL provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) the person who makes or proposes to make a control share acquisition; (2) an officer of the corporation; or (3) an employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

        Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A "control share acquisition" means the acquisition, directly or indirectly, of ownership of, or power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an "acquiring person statement" as described in the MGCL), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless these specific appraisal rights are eliminated under the charter or bylaws. Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

        The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or repealed at any time in the future by our Board of Directors.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors who are not officers or employees of the corporation, and who are not affiliated with a person who is seeking to acquire control of the corporation, to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

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  a classified board requirement;

  •
  a two-thirds vote requirement for removing a director;

  •
  a requirement that the number of directors be fixed only by vote of the board of directors of the corporation;

  •
  a requirement that a vacancy on the board of directors of the corporation be filled only by the affirmative vote of a majority of the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or

  •
  a majority requirement for the calling of a stockholder requested special meeting of stockholders.

        Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors for the removal of any director from our Board of Directors, which removal also requires cause, (2) vest in our Board of Directors the exclusive power to fix the number of directorships, subject to the limitations set forth in our charter and bylaws and (3) require, unless called by the chairman of our Board of Directors, president, chief executive officer or our Board of Directors, the request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. We have elected to be subject to the provision of Subtitle 8 requiring that any vacancy on our Board of Directors be filled only by the affirmative vote of a majority of the remaining directors for the remainder of the full term of the class of directors in which the vacancy occurred, and until a successor is duly elected and qualifies. Our Board of Directors is not currently classified. In the future, our Board of Directors may elect, without stockholder approval, to classify our Board of Directors or elect to be subject to one or more of the other provisions of Subtitle 8.

Amendments to Our Charter and Bylaws

        Other than amendments to certain provisions of our charter described below and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in our charter, our charter may be amended only if such amendment is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of shares of our stock and the vote required to amend these provisions, may be amended only if such amendment is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. Our Board of Directors, with the approval of a majority of the entire board, and without any action by our stockholders, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue, to authorize us to issue outstanding but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares.

        Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws, except the following bylaw provisions, each of which may be altered or repealed only by our Board of Directors, including the approval of all of the independent directors of the Board of Directors in office:

  •
  provisions relating to the number, qualifications, classification and tenure of our directors; and

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  provisions relating to the amendment of the bylaws.

Transactions Outside the Ordinary Course of Business

        Under the MGCL, a Maryland corporation generally cannot amend its charter, dissolve, consolidate, merge, convert, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the corporation's board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Dissolution

        Our voluntary dissolution must be declared advisable by a majority of our entire Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

No Stockholder Rights Plan

        We have no stockholder rights plan.

Meetings of Stockholders

        Pursuant to our bylaws, an annual meeting of our stockholders must be held at such time, date and place as may be set by our Board of Directors. In addition, the chairman of our Board of Directors, our president, our chief executive officer or our Board of Directors may call a special meeting of our stockholders. Further, subject to the provisions of our bylaws, a special meeting of stockholders must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at such meeting in accordance with the procedures specified in our bylaws and accompanied by the information required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such meeting. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail or deliver the notice of the special meeting.

Advance Notice of Director Nominations and New Business

        Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only: (1) pursuant to our notice of the meeting; (2) by or at the direction of our Board of Directors; or (3) by any stockholder who was a stockholder of record both at the time of giving of notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information regarding the stockholder, its affiliates and the nominee or business proposal, as applicable.

        With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only: (1) by or at the direction of our Board of Directors; or (2) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by any stockholder who is a stockholder of record both at the time of giving of notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information regarding the stockholder, its affiliates and the nominee.

        The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our Board of Directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our Board of Directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain actions, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

        The provisions of the MGCL, our charter and our bylaws described above including, among others, the restrictions on ownership and transfer of our stock, the exclusive power of our Board of Directors to fill vacancies on the Board of Directors and the advance notice provisions of our bylaws could delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders. Likewise, if our Board of Directors were to opt in to the provisions of Subtitle 8 of Title 3 of the MGCL providing for a classified Board of Directors, revoke its exemption from the business combination provisions of any transaction between us and any other person that is approved by our Board of Directors, including a majority of our directors who are not affiliates or associates of such person or amend our bylaws to opt in to the control share acquisition provisions of the MGCL, these provisions of the MGCL could have similar anti-takeover effects.

Exclusive Forum

        Our bylaws contain a provision designating the Circuit Court for Baltimore City, Maryland (or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division) as the sole and exclusive forum for derivative claims brought on our behalf, claims against any of our directors, officers or other employees alleging a breach of duty owed to us or our stockholders, claims against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws, claims against us or any of our directors, officers or other employees governed by the internal affairs doctrine, and any other claims brought by or on behalf of any stockholder of record or any beneficial owner of our common stock (either on his, her or its own behalf or on behalf of any series or class of shares of our stock or any group of our stockholders) against us or any of our directors, officers or other employees, unless we consent to an alternative forum. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Indemnification and Limitation of Directors' and Officers' Liability

        Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that: (1) it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or (2) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was a result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

        The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity, or in defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our charter does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

        In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification, upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter authorizes us to obligate us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

  •
  any individual who is present or former director or officer of our company; or

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  any individual who, while our director or officer and at our request, serves or has served as a director, officer, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, in either case, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in such capacity.

        Our charter and bylaws also permit us, with the approval of the Board of Directors or any duly authorized committee thereof, to provide such indemnification and advancement of expenses to (1) a person who served a predecessor of ours in any of the capacities described above and (2) to any employee or agent of ours or a predecessor of ours.

        We plan on entering into indemnification agreements with each of our executive officers and directors, whereby we will agree to indemnify our executive officers and directors against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

        Insofar as the foregoing provisions permit indemnification of directors, director nominees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We may, to the fullest extent permitted by the law, purchase and maintain insurance on behalf of any person described above against any liability asserted against such person, whether or not such person is indemnified against such liability under the provisions of our charter.

REIT Qualification

        Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. Our charter also provides that our Board of Directors may determine that compliance with any restriction or limitation on ownership and transfer of our stock is no longer required for us to qualify as a REIT.

 OUR OPERATING PARTNERSHIP AND THE AMENDED PARTNERSHIP AGREEMENT

        The following is a summary of the terms of the amended partnership agreement. Unless otherwise indicated, the following summary assumes that (i) the amended partnership agreement approved on December 15, 2014 has become effective and (ii) the Internalization is complete. While we believe that the following description covers the material terms of the amended partnership agreement, the description may not contain all of the information that is important to you. For a more complete understanding of the amended partnership agreement, we encourage you to read carefully this entire prospectus, as well as the amended partnership agreement. A copy of the amended partnership agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part, and the following summary is qualified in its entirety by reference thereto.

Management

        We are the sole general partner of our operating partnership, which is organized as a Delaware limited partnership. We conduct substantially all of our operations and make substantially all of our investments through our operating partnership and we have full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions, including acquisitions, dispositions and refinancings, make distributions to partners and to cause changes in our operating partnership's business activities. The amended partnership agreement requires that our operating partnership be operated in a manner that permits us to qualify as a REIT.

Transferability of General Partner Interests; Extraordinary Transactions

        We may not voluntarily withdraw from our operating partnership or transfer or assign our interest in our operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets except, in any such case:

  •
  if we are the surviving entity in the transaction and our stockholders do not receive cash, securities or other property in the transaction;

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  as a result of such a transaction, all limited partners (other than us), will receive for each Common Unit an amount of cash, securities and other property equal in value to the greatest amount of cash, securities and other property paid in the transaction to a holder of shares of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of Common Units (other than those held by our company or its subsidiaries) shall be given the option to exchange its Common Units for the greatest amount of cash, securities or other property that a limited partner would have received had it (i) exercised its redemption right (described below) and (ii) sold, tendered or exchanged pursuant to the offer the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer;

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  if (i) immediately after such a transaction, substantially all of the assets directly or indirectly owned by the surviving entity, other than a direct or indirect interest in the surviving partnership, are owned directly or indirectly by our operating partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with our operating partnership; (ii) the limited partners immediately before the completion of such transaction own a percentage interest in the surviving partnership based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving partnership immediately before the completion of such a transaction; (iii) the rights, preferences and privileges of the limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership (who have, in either case, the rights of a common equity holder); and (iv) such rights of the limited partners include the right to exchange their Common Unit equivalent interests in the surviving partnership for at least one of: (x) the consideration available to such limited partners or (y) if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the determination of relative fair market value of such securities and the shares of our common stock as of the time of the transaction; or

  •
  if holders of at least 50% of the Common Units (excluding Common Units held by us, our subsidiaries and our affiliates) consent to such a transaction.

        We also may transfer all or any portion of our general partner interest to an entity that is wholly owned by us (directly or indirectly), including any qualified REIT subsidiary within the meaning of Section 856(i) of the Code or any other entity disregarded as an entity separate from us for U.S. federal income tax purposes.

        Limited partners will generally have no voting or consent rights, except as set forth above and for certain amendments to the amended partnership agreement. Amendments to reflect the issuance of additional partnership interests or to set forth or modify the designations, rights, powers, duties and preferences of holders of any additional partnership interests in our operating partnership may be made by the general partner without the consent of the limited partners. In addition, amendments that would not adversely affect the rights of the limited partners in any material respect and certain other specified types of amendments may be made by the general partner without the consent of the limited partners. Otherwise, amendments to the amended partnership agreement that would adversely affect the rights of the limited partners in any material respect must be approved by limited partners holding a majority of the Common Units (including the Common Units held by us and our affiliates) and, if such amendments would modify certain provisions of the amended partnership agreement relating to distributions, allocations and redemptions, among others, the consent of a majority in interest of the Common Units held by limited partners (other than us and our affiliates) is required if such an amendment would disproportionately affect such limited partners. In addition, any amendment to the amended partnership agreement that would convert a limited partner interest into a general partner interest (except for our acquiring such interest) or modify the limited liability of a limited partner would require the consent of each limited partner adversely affected or otherwise will be effective against only those limited partners who provide consent.

Capital Contributions

        We will contribute, directly to our operating partnership, substantially all of the net proceeds from this offering as a capital contribution in exchange for Common Units. The amended partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the amended partnership agreement, if we issue any additional equity securities, we will be obligated to contribute the proceeds from such issuance as additional capital to our operating partnership and we will receive additional Common Units with economic interests substantially similar to those of the securities we issued. In addition, if we contribute additional capital to our operating partnership, we generally will revalue the property of our operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the amended partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over Common Units with respect to distributions from our operating partnership, including the Common Units we own.

Redemption Rights

        Any future limited partners, other than us or our subsidiaries, will receive redemption rights, which will enable them to cause our operating partnership, on or after the date that is 12 months from the date of issuance of a Common Unit to a limited partner, to redeem all or a portion of the Common Units held by such limited partner in exchange for cash, or at our option, for shares of our common stock on a one-for-one basis. The cash redemption amount per Common Unit would be based on the market price of our common stock at the time of redemption. The number of shares of our common stock issuable upon redemption of Common Units held by limited partners may be adjusted upon the occurrence of certain events such as stock dividends, stock subdivisions or combinations. We expect to fund cash redemptions, if any, out of available cash and/or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would cause:

  •
  the redeeming partner or any other person to violate any of the restrictions on ownership and transfer or our stock contained in our charter;

  •
  a termination of our operating partnership for U.S. federal or state income tax purposes (except as a result of the redemption of all units other than those owned by us);

  •
  our operating partnership to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of the redemption of all units other than those owned by us);

  •
  our operating partnership to become, with respect to any employee benefit plan subject to Title I of Employee Retirement Income Security Act of 1974, or ERISA, a "party-in-interest"(as defined in Section 3(14) of ERISA) or a "disqualified person" (as defined in Section 4975(e) of the Code);

  •
  any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101;

  •
  our operating partnership to become a "publicly traded partnership," as such term is defined in Section 7704(b) of the Code, that is taxable as a corporation for U.S. federal income tax purposes;

  •
  our operating partnership to be regulated under the 1940 Act, the Investment Advisers Act of 1940, as amended, or ERISA; or

  •
  an adverse effect on our ability to continue to qualify as a REIT or, except with our consent, cause any taxes to become payable by us under Section 857 or Section 4981 of the Code.

Reimbursement of Expenses

        In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

  •
  all expenses relating to our formation and continuity of existence and operation;

  •
  all expenses relating to offerings, registrations and repurchases of securities;

  •
  all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;

  •
  all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

  •
  all expenses for compensation of our directors, director nominees, officers and employees; and

  •
  all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

Fiduciary Responsibilities

        Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our operating partnership, will have fiduciary duties under applicable Delaware law to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. The limited partners of our operating partnership expressly will acknowledge that, as the general partner of our operating partnership, we are acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. When deciding whether to cause our operating partnership to take or decline to take any action, we, as the general partner, will be under no obligation to give priority to the separate interest of (i) the limited partners in our operating partnership (including, without limitation, tax considerations of our limited partners except as provided in a separate written agreement) or (ii) our stockholders.

Distributions

        The amended partnership agreement provides that, subject to the terms of any preferred partnership interests, our operating partnership will make non-liquidating distributions at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in our operating partnership. Upon liquidation of our operating partnership, after payment of debts and liabilities of the partnership, including any partner loans and subject to the terms of any preferred partnership interests, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

        Profits and losses of our operating partnership (including depreciation and amortization deductions) for each taxable year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in our operating partnership, subject to certain allocations to be made with respect to LTIP units as described below or the terms of any preferred partnership interests. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder. To the extent Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit, we, as the general partner, shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to any contributed property acquired in connection with this offering or thereafter for which fair market value differs from the adjusted tax basis at the time of contribution, or with respect to farms that are revalued and carried for purposes of maintaining capital accounts at a value different from adjusted tax basis at the time of revaluation, and such election shall be binding on all partners.

LTIP Units

        We may cause our operating partnership to issue LTIP units, which are intended to qualify as "profits interests" in our operating partnership for U.S. federal income tax purposes, to persons providing services to our operating partnership. LTIP units may be issued subject to vesting requirements, which, if they are not met, may result in the automatic forfeiture of any LTIP units issued. Generally, LTIP units will be entitled to the same non-liquidating distributions and allocations of profits and losses as the Common Units on a per unit basis.

        As with Common Units, liquidating distributions with respect to LTIP units are made in accordance with the positive capital account balances of the holders of these LTIP units to the extent associated with these LTIP units. However, unlike Common Units, upon issuance, LTIP units generally will have a capital account equal to zero. Upon the sale of all or substantially all of the assets of our operating partnership or a book-up event for tax purposes in which the book values of our operating partnership's assets are adjusted, holders of LTIP units will be entitled to priority allocations of any book gain that may be allocated by our operating partnership to increase the value of their capital accounts associated with their LTIP units until these capital accounts are equal, on a per unit basis, to the capital accounts associated with the Common Units. The amount of these priority allocations will determine the liquidation value of the LTIP units. In addition, once the capital account associated with a vested LTIP unit has increased to an amount equal, on a per unit basis, to the capital accounts associated with the Common Units, that LTIP unit generally may be converted into a Common Unit. The book gain that may be allocated to increase the capital accounts associated with LTIP units is comprised in part of unrealized gain, if any, inherent in the property of our operating partnership on an aggregate basis at the time of a book-up event. Book-up events are events that, for U.S. federal income tax purposes, require a partnership to revalue its property and allocate any unrealized gain or loss since the last book-up event to its partners. Book-up events generally include, among other things, the issuance or redemption by a partnership of more than a de minimis partnership interest.

        LTIP units are not entitled to the redemption right described above, but any Common Units into which LTIP units are converted are entitled to this redemption right. LTIP units, generally, vote with the Common Units and do not have any separate voting rights except in connection with actions that could materially adversely affect the rights of the LTIP units.

Term

        Our operating partnership will continue indefinitely, or until sooner dissolved upon:

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  our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership);

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  the sale or other disposition of all or substantially all of the assets of our operating partnership;

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  an election by us in our capacity as the general partner, in our sole and absolute discretion; or

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  entry of a decree of judicial dissolution.

Tax Matters

        The amended partnership agreement provides that we, as the sole general partner of our operating partnership, will be the tax matters partner of our operating partnership and will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of material U.S. federal income tax considerations relating to our qualification as a REIT and relating to the purchase, ownership and disposition of shares of our common stock. Because this is a summary that is intended to address only certain material U.S. federal income tax consequences relating to the ownership and disposition of our common stock generally applicable to holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

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  the tax consequences to you may vary depending on your particular tax situation;

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  special rules that are not discussed below may apply to you if, for example, you are a broker-dealer, a trust, an estate, a regulated investment company, a REIT, a financial institution, an insurance company, a person who holds 10% or more (by vote or value) of our stock, a person holding their interest through a partnership or similar pass-through entity, a person subject to the alternative minimum tax provisions of the Code, a person holding our common stock as part of a "straddle," "hedge," "short sale," "conversion transaction," "synthetic security" or other integrated investment, a person who marks-to-market our common stock, a U.S. expatriate, a U.S. stockholder (as defined below) whose functional currency is not the U.S. dollar or are otherwise subject to special tax treatment under the Code;

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  this summary does not address state, local or non-U.S. tax considerations;

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  this summary assumes that stockholders hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code;

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  this summary does not address U.S. federal income tax considerations applicable to tax-exempt organizations and non-U.S. persons, except to the limited extent described below; and

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  this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common stock on your particular tax situation, including any state, local or non-U.S. tax consequences.

        For purposes of this discussion, references to "we," "us" or "our," and any similar terms, refer solely to American Farmland Company and not our operating partnership.

        The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS.

Classification and Taxation of American Farmland Company as a REIT

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Code beginning with the taxable year ended December 31, 2012. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification. We believe that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with our taxable year ended December 31, 2012 and that our intended manner of operations will enable us to continue to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. For our taxable years ended December 31, 2009 through December 31, 2011, we were taxed as a regular "C" corporation; however, we did not incur any amount of federal income tax during those periods.

        In connection with this offering, we will receive an opinion of our tax counsel, Goodwin Procter LLP, to the effect that (i) commencing with our taxable year ended December 31, 2012, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and (ii) our prior, current and proposed ownership and method of operation as represented by management have enabled and will enable us to satisfy the requirements for qualification and taxation as a REIT under the Code for subsequent taxable years. This opinion will be based on representations made by us as to certain factual matters relating to our prior and intended and expected organization, our past and contemplated future ownership, the valuation of our shares and our prior and intended and expected manner of operation. Goodwin Procter LLP has not verified and will not verify those representations, and their opinion will assume that such representations and covenants are accurate and complete, that we have been owned, organized and operated and will continue to be owned and organized and will continue to operate in accordance with such representations and that we will take no action inconsistent with our status as a REIT. In addition, this opinion will be based on the law existing and in effect as of its date and will not cover subsequent periods. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and various other qualification tests imposed under the Code discussed below. Goodwin Procter LLP has not reviewed and will not review our compliance with these tests on a continuing basis. Accordingly, the opinion of our tax counsel does not guarantee our ability to qualify as or remain qualified as a REIT, and no assurance can be given that we have satisfied and will satisfy such tests for our taxable year ended December 31, 2012 or for any subsequent period. Also, the opinion of Goodwin Procter LLP is not binding on the IRS, or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters addressed in its opinion, the factual representations or assumptions on which the conclusions in the opinion are based, or of any subsequent change in applicable law.

        So long as we qualify for taxation as a REIT, we generally will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates "double taxation" (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. However, even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:

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  We will be taxed at regular corporate rates on any undistributed "REIT taxable income." REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

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  Under some circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.

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  If we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

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  We will be subject to a 100% tax on net income from "prohibited transactions." In general, prohibited transactions are sales or other dispositions of property (i) of any kind that is properly included in inventory if on hand at the close of the taxable year or (ii) held primarily for sale to customers in the ordinary course of business other than foreclosure property.

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  If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which we fail the 75% gross income test for the taxable year or (2) the amount by which we fail the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect our profitability.

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  If we fail to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% assets tests, and we qualify for and satisfy certain cure provisions, then we will be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests and (y) the highest U.S. federal income tax rate then applicable to corporations.

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  If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

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  If we fail to qualify for taxation as a REIT because we fail to distribute by the end of the relevant year any earnings and profits we inherit from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits.

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  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in "—Requirements for Qualification as a REIT."

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  We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year and any undistributed taxable income from prior taxable years.

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  We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by our TRSs) if arrangements among us, our tenants and/or our TRSs are not comparable to similar arrangements among unrelated parties.

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  We may be subject to tax on gain recognized in a taxable disposition of assets acquired by way of a tax-free merger or other tax-free reorganization with a non-REIT corporation or a tax-free liquidation of a non-REIT corporation into us. Specifically, to the extent we acquire any asset from a C corporation in a carry-over basis transaction and we subsequently recognize gain on a disposition of such asset during the ten-year period beginning on the date on which we acquired the asset, then, to the extent of any "built-in gain," such gain will be subject to U.S. federal income tax, sometimes called the "sting tax," at the highest regular corporate tax rate, which is currently 35%. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period. See "—Sting Tax on Built-in Gains of Former C Corporation Assets."

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  We may be subject to taxable gain on the sale of any assets that we held at the start of our first REIT taxable year. Specifically, if we recognize gain on the disposition of any such asset during the ten-year period beginning January 1, 2012, then, to the extent of any built-in gain, such gain will be subject to the sting tax at the highest regular corporate rate.

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  We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would (1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, (2) be deemed to have paid its proportionate share of the tax that we paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid, with an adjustment made to increase the stockholder's basis in our stock.

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  In addition to AFTRS and the TRS to which we assigned our rights to the Kingfisher Ranch solar farm, we may have subsidiaries or own interests in other lower-tier entities that are C corporations that will elect, jointly with us, to be treated as our TRSs. The taxable income of AFTRS, the Kingfisher TRS and any such other TRSs will be subject to U.S. federal corporate income tax.

        No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

        The Code defines a REIT as a corporation, trust or association:

          (1)   that is managed by one or more trustees or directors;

          (2)   the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

          (3)   that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

          (4)   that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

          (5)   the beneficial ownership of which is held by 100 or more persons;

          (6)   during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer "individuals," as defined in the Code to include specified entities;

          (7)   that makes an election to be taxable as a REIT, or has made this election for a previous taxable year, which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

          (8)   that uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder; and

          (9)   that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

        Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

        We believe that we have satisfied and will continue to satisfy the above ownership requirements. In addition, our charter provides restrictions regarding the transfer of shares of our capital stock that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements.

        To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

        For purposes of condition (8) above, we will have used and will continue to use a calendar year for U.S. federal income tax purposes, and we intend to continue to comply with the applicable recordkeeping requirements.

Non-REIT Accumulated Earnings and Profits

        As a REIT, we may not have any undistributed non-REIT earnings and profits at the end of any taxable year. Although we do not currently expect to have had any non-REIT earnings and profits, if it is subsequently determined that we had undistributed non-REIT earnings and profits as of the end of our first taxable year as a REIT or at the end of any subsequent taxable year, we would fail to qualify as a REIT unless we distribute the undistributed amounts in a manner consistent with Section 852(e) of the Code.

Taxable REIT Subsidiaries

        A TRS is a corporation in which we directly or indirectly own stock and that jointly with us elects to be treated as our TRS under Section 856(l) of the Code. In addition, if one of our TRSs owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our TRS. We will have at least one TRS, AFTRS. We also currently intend to make a TRS election for our wholly-owned subsidiary to which we assigned our rights to acquire a solar farm owned by the lessee of Kingfisher Ranch. A TRS is subject to U.S. federal income tax and state and local income tax, where applicable, as a regular "C" corporation.

        Generally, a TRS can perform impermissible tenant services without causing us to receive impermissible tenant services income from those services under the REIT income tests. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income, the ownership of non-qualified assets or the incurrence of the 100% tax on net income from prohibited transactions. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants and/or the TRS are not comparable to similar arrangements among unrelated parties.

        In addition to our interests in AFTRS and the Kingfisher TRS, we may own interests in one or more other TRSs that engage in activities, hold assets or generate income that could cause us to fail the REIT income or asset tests or subject us to the 100% tax on prohibited transactions. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes.

        Although we do not expect any non-U.S. TRSs (or other non-U.S. subsidiaries) to incur significant U.S. income taxes, any such non-U.S. entities may incur significant non-U.S. taxes.

Subsidiary REITs

        If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described below.

Ownership of Partnership Interests and Disregarded Subsidiaries by a REIT

        A REIT that is a partner in a partnership (or a member of a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership's income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, as described below. Thus, our proportionate share of the assets and items of income of our operating partnership, including our operating partnership's share of the assets, liabilities and items of income of any subsidiary partnership (or other entity treated as a partnership for U.S. federal income tax purposes) in which our operating partnership holds an interest, will be treated as our assets, liabilities and items of income for purposes of applying the REIT income and asset tests. As a result, to the extent that our operating partnership holds interests in partnerships that it does not control, our operating partnership may need to hold such interests through TRSs.

        If a REIT owns a corporate subsidiary (including an entity that is treated as an association taxable as a corporation for U.S. federal income tax purposes) that is a "qualified REIT subsidiary," the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT (either directly or through other disregarded subsidiaries). For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. Our qualified REIT subsidiaries will not be subject to U.S. federal income taxation but may be subject to state and local taxation in some states. Certain other entities also may be treated as disregarded entities for U.S. federal income tax purposes, generally including any domestic unincorporated entity that would be treated as a partnership if it had more than one owner. For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of any such disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the owner of the disregarded entity.

Income Tests Applicable to REITs

        To qualify as a REIT, we must satisfy two gross income tests annually. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain other income and gains described below, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property," gains on the disposition of real estate assets, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of our gross income for each taxable year, excluding gross income from prohibited transactions and certain other income and gains described below, must be derived from any combination of income qualifying under the 75% test and dividends, interest and gain from the sale or disposition of stock or securities.

        Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. In the case of rents which consists, in whole or in part, of one or more percentages of the lessee's receipts or sales in excess of determinable dollar amounts, in order to qualify as "rents from real property,"(i) the determinable amounts must not depend in whole or in part on the income or profits of the lessee, and (ii) the percentages and the determinable amounts, must be fixed at the time the lease is entered into and a change in percentages and determinable amounts is not renegotiated during the term of the lease (including any renewal periods of the lease) in a manner which has the effect of basing rent on income or profits. Moreover, an amount will not qualify as "rents from real property" if, considering the lease and all the surrounding circumstances, the arrangement does not conform with normal business practice but is in reality used as a means of basing the rent on income or profits.

        Second, rents received from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a "qualified lodging facility," as defined in Section 856(d)(9)(D) of the Code, or a "qualified health care property," as defined in Section 856(e)(6)(D)(i) of the Code, and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

        Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Accordingly, we may not provide "impermissible services" to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to "impermissible tenant service income." Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

        Operating farm revenues are not qualifying income for purposes of either the 75% or the 95% gross income tests. Accordingly, in order for our operating partnership to generate qualifying income with respect to its farmland investments under the REIT rules, our operating partnership must lease its properties. Our operating partnership leases its properties to third-party farm operators to run the farms.

        Certain of our operating partnership's leases provide for rent (or additional rent) determined based on a percentage (or percentages) of certain receipts of the lessee from the property. The rent formulas may include, without limitation, formulas that provide for different percentages to apply to revenues in excess of one or more specified thresholds and/or percentages that vary by formula based on revenue per acre. We believe we have structured these percentage rent formulas in a manner that complies with the REIT prohibition against rent based on the income or profits of any person derived from the property; however, precedents offer sparse guidance as to the proper application of the REIT percentage rent rules and it is possible that the IRS could disagree with our interpretation of such rules.

        Some of the leases may provide for partial payments in crops instead of cash. In such cases, our operating partnership may transfer the crops directly to a TRS in order to avoid any potential adverse tax consequences of holding and selling crops. Any profits on a subsequent sale of such crops by the TRS would be subject to corporate level tax, and any net operating loss incurred by the TRS could not be used to reduce our REIT taxable income. If our operating partnership does not transfer the crops to a TRS and elects to sell the crops itself, such crop sales may be deemed to be "prohibited transactions" and subject to a 100% tax on the net income from such crop sales.

        In addition, any rents our operating partnership receives under a lease will constitute rents from real property for purposes of the REIT gross income tests only if the lease is respected as a true lease for federal income tax purposes and is not treated as a service contract, joint venture or other type of arrangement. The determination of whether a lease is a true lease depends upon an analysis of all the surrounding facts and circumstances. Our operating partnership intends to structure its leases so that they will be respected as true leases under the tax laws. However, there can be no assurances that the IRS will not assert a contrary position and that a court will not sustain such a challenge. If any of our operating partnership's leases are re-characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payment that our operating partnership receives from such lessee would not be considered rent and could be treated as non-qualifying income for one or both of the gross income tests.

        We have not derived, and do not anticipate deriving, rents from related party tenants and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property in sufficient amounts to jeopardize our status as REIT. We also have not derived, and do not anticipate deriving, impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualifying rents would jeopardize our status as a REIT. Our operating partnership and its subsidiaries may receive other amounts of nonqualifying income, but we intend to either limit the underlying activities so that the amounts of nonqualifying income do not exceed applicable limits or to structure our interests in those sources of nonqualifying income as needed to preserve our REIT status, such as by conducting activities that might earn excessive amounts of nonqualifying income through a TRS. In certain cases, it may be difficult to accurately predict the amount of nonqualifying income to be generated. If activities conducted outside of a TRS generate more nonqualifying income than anticipated, we could fail the gross income tests.

        With respect to certain of our farms under development, we have harvested and sold crops during the development phase prior to leasing the farm, and we may continue to do so in the future. If we were required to include the revenues from such sales in our gross income tests, we would have failed the 95% gross income test for certain years and could fail with respect to future years. We believe, however, that, in a sufficient number of cases, any such crops were (and will be) properly be treated as inventory or property held primarily for sale to customers in the ordinary course of our trade or business, sales of which generate gross income from prohibited transactions that is excluded for purposes of the gross income tests. While disregarded for purposes of the gross income tests, any gain from inventory sales or sales of property held primarily for sale to customers in the ordinary course of our trade or business in excess of directly connected deductions is subject to the 100% prohibited transaction tax.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our federal income tax return and otherwise comply with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur unexpectedly exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT. Even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Asset Tests Applicable to REITs

        At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature of our assets:

          (1)   at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. Government securities;

          (2)   not more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class;

          (3)   except for equity investments in REITs, qualified REIT subsidiaries, other securities that qualify as "real estate assets" for purposes of the test described in clause (1) or securities of our TRSs: the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets; we may not own more than 10% of any one issuer's outstanding voting securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer; and

          (4)   not more than 25% of the value of our total assets may be represented by securities of one or more TRSs.

        Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, for purposes of applying the 10% value test (a) a REIT's interest as a partner in a partnership is not considered a security; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature. Real estate assets for purposes of the above tests include shares in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of shares of our stock or certain debt.

        Our assets consist primarily of farmland, buildings and permanent crops, vines and trees, which are treated as real property for REIT purposes, and short term investments of cash. In addition, in the

Internalization, we will acquire AFA, whose assets are not qualifying REIT assets. We believe that our assets comply and have complied with the above asset tests and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination. For example, we may hold significant assets through our TRSs or hold significant non-real estate assets, and we cannot provide any assurance that the IRS might not disagree with our determinations. Our compliance with the above asset test also depends on certain of our cash investments qualifying as "cash items" for purposes of the above tests. Although we believe that a sufficient portion of our cash investments have so qualified, given the lack of guidance, we cannot provide any assurance that the IRS might not disagree with our determinations.

        After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the 25% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets (including changes in relative values as a result of fluctuations in foreign currency exchange rates). If the failure to satisfy the 25% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25% or 5% asset tests or 10% value limitation. If we fail the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the total value of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following our identification of the failure, we filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, we are permitted to avoid disqualification as a REIT, after the thirty-day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests and paying a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the relevant asset test and (y) the highest U.S. federal income tax rate then applicable to U.S. corporations.

Annual Distribution Requirements Applicable to REITs

        To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) we recognize during the applicable recognition period that existed on an asset at the start of our first REIT taxable year or at the time we acquired it from a C corporation in a carry-over basis transaction will be included in our REIT taxable income. See "—Sting Tax on Built-in Gains of Former C Corporation Assets" for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

        To the extent that we do not distribute (and are not deemed to have distributed) all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to U.S. federal income tax on these retained amounts at regular corporate tax rates.

        We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

  (1)
  85% of our REIT ordinary income for the year;

  (2)
  95% of our REIT capital gain net income for the year; and

  (3)
  any undistributed taxable income from prior taxable years.

        A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

        We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

        We anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement and to distribute such greater amount as may be necessary to avoid U.S. federal income and excise taxes. It is possible, however, that, from time to time, we may not have sufficient cash or other liquid assets to fund required distributions as a result, for example, of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of taxable stock dividends or (v) use cash reserves in order to comply with the REIT distribution requirements. In particular, we may use a portion of the net proceeds of this offering to make distributions to our common shareholders while we are in the process of deploying the remainder of the net proceeds from this offering in connection with acquisitions and other corporate purposes. Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to such dividends as "deficiency dividends." Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        In order to satisfy the REIT distribution requirements, the dividends we pay must not be "preferential" within the meaning of the Code. A dividend determined to be preferential will not qualify for the dividends paid deduction. To avoid paying preferential dividends, we must treat every shareholder of a class of stock with respect to which we make a distribution the same as every other shareholder of that class, and we must not treat any class of stock other than according to its dividend rights as a class. If any part of a distribution is preferential, none of that distribution will be applied towards satisfying our REIT distribution requirements.

        Pursuant to an IRS ruling, the prohibition on preferential dividends does not prohibit REITs from offering shares under a dividend reinvestment plan, or DRP, at discounts of up to 5% of fair market value, but a discount in excess of 5% of the fair market value of the shares would be considered a preferential dividend. In the event we reinstate our DRP, we intend for any shares that we offer under a DRP plan following this offering to be priced to fall within such 5% safe harbor. Prior to this offering, our DRP allowed shareholders to acquire shares at a price per share equal to the net asset value per share of common stock as of the end of the calendar quarter immediately preceding the applicable reinvestment date, as determined by us, subject to any adjustments we determined to make to reflect the Company's operations and any appreciation or depreciation in the Company's assets from the end of such calendar quarter until the reinvestment date, which prices we believe were not less than the fair market value of our stock on the applicable purchase dates and did not afford any discounts to participants in our DRP. However, prior to the listing of our common stock on a national securities exchange, the fair market value of our common stock was not susceptible to a definitive determination. If it is determined that the purchase price under our DRP in effect prior to the listing of our stock represented a discount from actual fair market value in excess of 5% at any time, we could fail to qualify as a REIT for any such affected year. See "—Failure to Qualify as a REIT."

Sting Tax on Built-in Gains of Former C Corporation Assets

        If a REIT acquires an asset from a C corporation in a transaction in which the REIT's basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation (including our election to be taxable as a REIT under the Code), the REIT may be subject to an entity-level tax upon a taxable disposition during a 10-year period following the acquisition date (or the date we were first taxable as a REIT). The amount of the tax is determined by applying the highest regular corporate tax rate, which is currently 35%, to the lesser of (i) the excess, if any, of the asset's fair market value over the REIT's basis in the asset on the acquisition date (or the effective date of the REIT election) or (ii) the gain recognized by the REIT in the disposition. The amount described in clause (i) is referred to as "built-in gain." Any of the assets we owned at the start of our first REIT taxable year may be subject to this built-in gains tax if they are disposed of prior to January 1, 2022, the ten-year anniversary of when we elected to be taxable as a REIT. We estimate that the aggregate amount of built-in gains on the assets we held at the start of our first REIT taxable year is approximately $7,077,000, which would result in an aggregate sting tax liability of approximately $2,477,000 if we were to sell all of our assets in a taxable transaction. We are under no obligation to retain these assets to avoid this tax. Further, while we do not currently expect to acquire assets the disposition of which would be subject to the built-in gains tax, we are not foreclosed from doing so in the future.

Prohibited Transactions

        Net income derived from prohibited transactions is subject to a 100% tax. The term "prohibited transactions" generally includes a sale or other disposition of property (other than foreclosure property) that is (i) of a kind that is properly included in inventory if on hand at the close of the taxable year or (ii) held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporation, although such income will be subject to U.S. federal income tax at regular corporate income tax rates.

        We intend to conduct our operations so that no farm (or other interests in real property) that we own outside of a TRS will be treated as, or as having been, held as inventory or for sale to customers and that a sale of any such farm or other real property will not be treated as having been in the ordinary course of our business. We intend to hold our farms for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, leasing and developing farms and to make sales of farms (or other interests in real property) that are consistent with our investment objectives; however, no assurance can be given that any particular farm or other interest in real property in which we hold a direct or indirect interest will not be treated as property held for sale to customers or that the safe-harbor provisions will apply.

        The potential application of the prohibited transactions tax could cause us to forego potential dispositions of our farms or interests therein or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale) or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

        We have acquired and expect to continue to acquire from time to time crops, including (i) crops received as in-kind payments of rent and/or (ii) with respect to certain of our farms under development, crops we harvest during the development phase prior to leasing the farm. In past years, we have not sold any such crops through a TRS, and going forward it may not be feasible (or desirable) to earn the revenue from such sales through a TRS for tax purposes (especially in the case of crops harvested off our development properties). Any such crops should be characterized as inventory or "dealer property" held primarily for the sale to customers in the ordinary course of business (and as noted above, with respect to certain development properties we generally are relying on and may continue to rely on inventory/dealer property treatment to avoid a violation of the gross income tests). Any gain from a sale of inventory/dealer property in excess of directly connected deductions (and without any offset for any losses from other inventory sales) is subject to 100% prohibited transaction tax. We have incurred prohibited transaction tax in the past, and we may incur such taxes in future periods. Moreover, current law provides little guidance as to the deductions that are allowed to offset the gain subject to 100% tax, and thus the IRS might disagree with our calculations of the amount of gain subject to 100% tax.

Foreclosure Property

        Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions and Foreign Currency Gains

        We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (i) made in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets or (ii) entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property that generates such income or gain), which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% gross income test and the 75% gross income test. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

        In addition, certain foreign currency gains may be excluded from gross income for purposes of one or both of the REIT gross income tests, provided we do not deal in or engage in substantial and regular trading in securities.

Investments in Loans

        If the outstanding principal balance and accrued interest on a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, which may be the case, for instance, if we acquire a "distressed" mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs and a portion of such loan may not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that any mortgage loans we hold were not properly secured by real estate or that the value of the real estate collateral (at the time of commitment or retesting) was otherwise less than the amount of the loan, we could, as mentioned, earn income that is not qualifying for the 75% income test and also be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT.

        While we do not expect to originate or acquire mortgage or mezzanine loans, we are not prohibited from doing so. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset for purposes of the REIT asset tests but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.

Sale-Leaseback Transactions

        Some of our investments may be in the form of sale-leaseback transactions. In general, depending on the economic terms of the transaction, we believe we have been and expect we will be treated for U.S. federal income tax purposes as the owner of the property. We do not expect to request an opinion of counsel concerning the status of any leases of properties as true leases for federal income tax purposes.

        The IRS may take the position that specific sale-leaseback transactions we may treat as true leases are not true leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. We may also structure some sale-leaseback transactions as loans. In this event, for purposes of the asset tests and the 75% income test, each such loan likely would be viewed as secured by real property to the extent of the fair market value of the underlying property. It is expected that, for this purpose, the fair market value of the underlying property would be determined without taking into account our lease. If a sale-leaseback transaction we treat as a lease were re-characterized as a loan, we might fail to satisfy the asset tests or the income tests and consequently lose our REIT status effective with the year of re-characterization. Alternatively, the amount of our REIT taxable income could be recalculated which could cause us to fail one or both of the income tests.

Tax Aspects of Our Operating Partnership

In General.

        We will own all or substantially all of our assets through our operating partnership, and our operating partnership in turn may own a substantial portion of its assets through interests in various partnerships and limited liability companies.

        Except in the case of subsidiaries that have elected REIT or TRS status, we expect that our operating partnership and its partnership and limited liability company subsidiaries will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships for U.S. federal income tax purposes are treated as "pass-through" entities that are not required to pay U.S. federal income taxes. Rather, partners or members of such entities are allocated their share of the items of income, gain, loss, deduction and credit of the entity and are potentially required to pay tax on that income without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our allocable share of the foregoing items of our operating partnership for purposes of computing our REIT taxable income, based on the applicable operating agreement. For purposes of applying the REIT income and asset tests, we will include our pro rata share of the income generated by and the assets held by our operating partnership, including our operating partnership's share of the income and assets of any subsidiary partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes, based on our capital interests in such entities. See "—Ownership of Partnership Interests and Disregarded Subsidiaries by a REIT."

        Our ownership interests in such subsidiaries involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities, as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If our operating partnership or one or more of its subsidiary partnerships or limited liability companies intended to be taxed as partnerships were treated as an association, it would be taxable as a corporation and would be subject to U.S. federal income taxes on its income. In that case, the character of the entity and its income would change for purposes of the asset and income tests applicable to REITs and could prevent us from satisfying these tests. See "—Asset Tests Applicable to REITs" and "—Income Tests Applicable to REITs." This, in turn, could prevent us from qualifying as a REIT. See "—Failure to Qualify as a REIT" for a discussion of the effect of our failure to meet these tests for a taxable year.

        We believe that our operating partnership and other subsidiary partnerships and limited liability companies that do not elect REIT or TRS status have been and/or will be classified as partnerships or disregarded entities for U.S. federal income tax purposes, and the remainder of the discussion under this section "—Tax Aspects of Our Operating Partnership" is based on such classification.

        Although a domestic unincorporated entity is generally treated as a partnership (if it has more than one owner) or a disregarded entity (if it has a single owner) for U.S. federal income tax purposes, in certain situations such an entity may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a "publicly traded partnership" that does not qualify for an exemption based on the character of its income. A partnership is a "publicly traded partnership" under Section 7704 of the Code if:

  •
  interests in the partnership are traded on an established securities market; or

  •
  interests in the partnership are readily tradable on a "secondary market" or the "substantial equivalent" of a secondary market.

        A partnership will not be treated as a publicly traded partnership if it qualifies for certain safe harbors, one of which applies to certain partnerships with fewer than 100 partners.

        There is a risk that the right of a holder of Common Units to redeem the units for cash (or common stock at our option) could cause Common Units to be considered readily tradable on the substantial equivalent of a secondary market, and we may not be eligible for a safe harbor at all times. If our operating partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income has consisted and will consists of "qualifying income" under Section 7704 of the Code. Qualifying income generally includes real property rents and other types of passive income. We believe that our operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were classified as a publicly traded partnership. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences will cause our operating partnership to fail the 90% gross income test applicable to publicly traded partnerships.

Allocations of Income, Gain, Loss and Deduction.

        A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members for U.S. federal income tax purposes (except for purposes of the REIT income tests, for which our share of operating partnership income is based on our share of partnership capital). These allocations, however, will be disregarded for U.S. federal income tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that partnership and limited liability company allocations be consistent with the economic arrangement of their partners or members. If an allocation is not recognized by the IRS for U.S. federal income tax purposes, the item subject to the allocation will be reallocated according to the partners' or members' interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in our operating partnership and its partnership subsidiaries are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties.

        In general, when property is contributed to a partnership in exchange for a partnership interest, the partnership inherits the carry-over tax basis of the contributing partner in the contributed property. Any difference between the fair market value and the adjusted tax basis of contributed property at the time of contribution is referred to as a "book-tax difference." Under Section 704(c) of the Code, income, gain, loss and deduction attributable to property with a book-tax difference that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution, as adjusted from time to time, so that, to the extent possible under the applicable method elected under Section 704(c) of the Code, the non-contributing partners receive allocations of depreciation and gain or loss for tax purposes equal to the allocations they would have received in the absence of book-tax differences. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Similar tax allocations are required with respect to the book-tax differences in the assets owned by a partnership arising from a restatement of the book value of the partnership's assets to fair market value, for example, in connection with a contribution of additional assets to the partnership in exchange for a new partnership interest or the issuance of partnership interests for services.

        Under the above rules, if we acquire assets in exchange for interests in our operating partnership in a carry-over basis transaction (i.e., a transaction in which the contributing partner defers its gain for U.S. federal income tax purposes), we may be allocated lower amounts of depreciation and other deductions for tax purposes, and possibly greater amounts of taxable income in the event of a disposition of the contributed properties, as compared to our share of such items for economic or book purposes. Thus, these rules may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "—Annual Distribution Requirements Applicable to REITs." Because a taxable disposition of the contributed properties generally also accelerates recognition of the contributing partner's deferred tax gain, as part of a tax-deferred acquisition of farms for interests in our operating partnership we may agree to compensate the contributing partner for the accelerated tax, which would further increase the costs to us for taxable disposition of contributed properties.

Withholding Obligations with Respect to Non-U.S. Partners.

        With respect to each non-U.S. limited partner, our operating partnership generally will be required to withhold at rates of 20%-35% with respect to the non-U.S. limited partner's share of our operating partnership income (with the rate varying based on the character of the items comprising the income and the status of the limited partner for U.S. federal income tax purposes), regardless of the amounts distributed to such non-U.S. limited partner. We will be liable for any under withholdings (including interest and penalties). Given our status as a REIT and our need to distribute income currently, we generally expect our operating partnership to make distributions on Common Units sufficient to cover a non-U.S. limited partner's withholding obligations. It is also possible that we might be obligated to withhold with respect to a non-U.S. limited partner's share of gain on a disposition generally qualifying for nonrecognition and with respect to which our operating partnership is not making distributions. Our operating partnership will have to make the withholding payments in any event even if the withholding obligation exceeds a limited partner's share of distributions. Unless it can recover the excess withholdings from the limited partner, our operating partnership will have to find other sources of cash to fund excess withholdings.

Failure to Qualify as a REIT

        In the event we violate a provision of the Code that would result in our failure to qualify as a REIT, specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests or distribution requirements described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief. If we fail to qualify as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable to stockholders who are individual U.S. stockholders at a maximum rate of 20%, and dividends received by our corporate U.S. stockholders may be eligible for a dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing REIT status for the four taxable years following a year during which qualification was lost.

Taxation of Stockholders and Potential Tax Consequences of Their Investment in Shares of Common Stock

Taxation of Taxable U.S. Stockholders

        The term "U.S. stockholder" means a holder of shares of our common stock who, for U.S. federal income tax purposes, is:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  any trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

        If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, you should consult your own tax advisor regarding the consequences to your partners of the ownership and disposition of shares of our common stock by you.

Dividends.

        As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends. Dividends paid to a non-corporate U.S. stockholder generally will not qualify for the 20% tax rate for "qualified dividend income." Qualified dividend income generally includes dividends paid to most U.S. non-corporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders, our ordinary dividends generally will not be eligible for the 20% tax rate on qualified dividend income. As a result, our ordinary dividends will continue to be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary dividends (1) attributable to dividends received by us from taxable corporations, such as our TRSs, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. Dividends paid to a corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. If we declare a distribution in October, November or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

        Distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. stockholder has held our common stock. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at a maximum U.S. federal rate of 20%, in the case of U.S. stockholders who are individuals, and 35% for corporations. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. stockholders who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.

        We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, we may elect to designate the retained amount as a capital gain dividend with the result that a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

        A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder's stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize gain upon a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder's adjusted basis in his or her stock as long-term capital gain if the shares of stock have been held for more than one year, or short-term capital gain, if the shares of stock have been held for one year or less.

        Stockholders may not include in their own income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Dispositions of Stock.

        In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year. Otherwise, the U.S. stockholder must treat any such gain or loss as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of our stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our common stock may be disallowed if the U.S. stockholder repurchases our common stock within 30 days before or after the disposition.

Capital Gains and Losses.

        The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 39.6%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is 20% for sales and exchanges of capital assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "Section 1250 property," or depreciable real property, is 25% to the extent that such gain, known as

"unrecaptured Section 1250 gains, would have been treated as ordinary income on depreciation recapture if the property were "Section 1245 property." The foregoing rates do not include the medicare tax discussed below. With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders as long-term capital gains or unrecaptured Section 1250 gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate taxpayers) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT stock that would correspond to the REIT's "unrecaptured Section 1250 gain." In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates (currently up to 35%). A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

        If a U.S. stockholder recognizes a loss upon a subsequent disposition of our common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of certain Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common stock or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare Tax.

        A U.S. person that is an individual is subject to a 3.8% tax on the lesser of (1) the U.S. person's "net investment income" for the relevant taxable year and (2) the excess of the U.S. person's modified gross income for the taxable year over a certain threshold (which currently is between $125,000 and $250,000, depending on the individual's circumstances). Estates and trusts that do not fall into a special class of trusts that is exempt from such tax are subject to the same 3.8% tax on the lesser of their undistributed net investment income and the excess of their adjusted gross income over a certain threshold. Net investment income generally includes dividends on our stock and gain from the sale of our stock. If you are a U.S. shareholder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in our common stock.

Information Reporting and Backup Withholding.

        We will report to our stockholders and to the IRS the amount of distributions we make during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a current rate of up to 28% with respect to distributions unless the holder:

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  is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

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  provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

        A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of any dividends or capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see "—Taxation of Non-U.S. Stockholders."

Taxation of Tax-Exempt Stockholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Subject to the exceptions described below, a tax-exempt stockholder generally would not recognize unrelated business taxable income as a result of an investment in our common stock. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us and a portion of the gain on sale of our common stock could constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income.

        In certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock by value at any time during a taxable year must treat a percentage of the dividends that it receives from us for the taxable year as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares by value only if:

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  the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

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  we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of the value of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

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  either (a) one pension trust owns more than 25% of the value of our stock or (b) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

        The rules governing U.S. federal income taxation of nonresident alien individuals and foreign corporations ("non-U.S. stockholders") are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our stock, including any reporting requirements.

Dividends.

        A non-U.S. stockholder who receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, or USRPIs, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend (including any portion of any dividend that is payable in our stock) ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding tax rates do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and in the case of a corporate non-U.S. stockholder also may be subject to a branch profits tax at the rate of 30% (or lower treaty rate). We plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

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  a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or Form W-8BEN-E, as applicable, evidencing eligibility for that reduced rate with us; or

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  the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income that is effectively connected with a trade or business in the United States.

        A non-U.S. stockholder generally will not be subject to U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that stock. A non-U.S. stockholder will be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to U.S. federal income tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

        Additional withholding regulations may require us to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than distributions subject to FIRPTA, as described below, and except to the extent an exemption or a lower rate of withholding applies), to the extent that we do not do so, we will withhold at a rate of 10% on any portion of such a distribution.

        Except as discussed below with respect to 5% or less holders of regularly traded classes of stock, for any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions by us that are attributable to gain from our sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as the Foreign Investment in Real Property Act, or FIRPTA. The term USRPIs includes interests in real property and shares in corporations at least 50% of whose real estate and business assets consist of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a U.S. trade or business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at regular tax rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend and is a distribution attributable to USRPI gain and may be required to withhold 35% of any of other capital gain dividends. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. However, FIRPTA and the 35% withholding tax will not apply to any distribution with respect to any class of our stock that is regularly traded on an established securities market located in the United States if the recipient non-U.S. stockholder did not own more than 5% of such class of stock at any time during the 1-year period ending on the date of distribution. Instead, any capital gain dividend will be treated as an ordinary distribution subject to the rules discussed above, which generally impose a 30% withholding tax (unless reduced by a treaty).

        Although the law is not clear on the matter, it appears that amounts designated by us as undistributed capital gains generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by us on the undistributed capital gains and to receive from the IRS a refund to the extent their proportionate share of this tax paid by us exceeds their actual U.S. federal income tax liability.

Dispositions of Stock.

        A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a disposition of our common stock as long as at all times during the 5-year period ending on the date of disposition non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. Because our stock will be publicly traded, we cannot assure you that our non-U.S. ownership will be less than 50% at any time. Even if our non-U.S. ownership remains under 50% for 5 years and we otherwise meet the requirements of this rule, pursuant to "certain wash sale" rules under FIRPTA, a non-U.S. stockholder may incur tax under FIRPTA to the extent such stockholder disposes of our common stock within a certain period prior to a distribution attributable to USRPI gain and directly or indirectly (including through certain affiliates) reacquires our common stock within certain prescribed periods.

        Regardless of the extent of our non-U.S. ownership, a non-U.S. stockholder will not incur tax under FIRPTA on a disposition of the shares of our common stock if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 5% or less of the total fair market value of a class of our stock that is regularly traded on an established securities market. The testing period is the shorter of (i) the period during which the non-U.S. stockholder held the shares and (ii) the 5-year period ending on the disposition date. For as long as our common stock is regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our common stock during such testing period.

        If the gain on the sale of our stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to any applicable alternative minimum tax. Furthermore, a non-U.S. stockholder generally will incur U.S. federal income tax on gain not subject to FIRPTA if:

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  the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain and may be subject to the 30% branch profits tax in the case of a foreign corporation; or

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  the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains derived from sources within the United States.

FATCA Withholding on Certain Foreign Accounts and Entities.

        The Foreign Account Tax Compliance Act, or FATCA, provisions of the Code, subject to administrative guidance and certain intergovernmental agreements entered into thereunder, impose a 30% withholding tax on certain types of payments (including dividends on our common stock) made to "foreign financial institutions" and certain other non-U.S. entities unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If any payee, whether or not it is a beneficial owner or an intermediary with respect to a payment, is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertakes to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting or other requirements. Withholding under this legislation currently applies to withholdable payments to foreign financial institutions and certain non-financial foreign entities and will also apply after December 31, 2016 with respect to the gross proceeds of a disposition of our common stock (which will include sales, redemptions and returns on capital). Failure by a non-U.S. stockholder (or any intermediary through which it holds its stock) that is subject to FATCA to comply with its certification and reporting requirements, or properly document its status as a person not subject to FATCA withholding, could result in withholding at a rate of 30% on withholdable payments made to the non-U.S. investor. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding.

        Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder's name and address and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder's country of residence. Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided the required information is timely furnished to the IRS.

State, Local and Foreign Taxes

        We and/or holders of our stock may be subject to state, local and foreign taxation in various state or local or foreign jurisdictions, including those in which we or they transact business or reside. The foreign, state and local tax treatment of us and of holders of our stock may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in our common stock or preferred stock.

Legislative or Other Actions Affecting REITs

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when or in what form U.S. federal income tax laws applicable to us and our stockholders may be enacted, amended or repealed. Changes to the U.S. federal income tax laws and to interpretations of the U.S. federal income tax laws could adversely affect an investment in our common stock or preferred stock. In 2014, certain members of Congress circulated a draft of legislative changes to the REIT rules that, if ultimately adopted, could adversely affect our REIT status, including reducing the maximum amount of our gross asset value in TRSs from 25% to 20%.

UNDERWRITING

        We are offering the shares of our common stock described in this prospectus in an underwritten initial public offering in which Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Raymond James & Associates, Inc., RBC Capital Markets, LLC, FBR Capital Markets & Co., Janney Montgomery Scott LLC and Oppenheimer & Co. Inc. are acting as representatives of the underwriters. We have entered into an underwriting agreement with Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Raymond James & Associates, Inc., RBC Capital Markets, LLC, FBR Capital Markets & Co., Janney Montgomery Scott LLC and Oppenheimer & Co. Inc. acting as representatives of the underwriters named below, with respect to the common stock being offered hereby. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of our common stock set forth opposite its name below:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
FBR Capital Markets & Co.
Janney Montgomery Scott LLC
Oppenheimer & Co. Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the underwriters' option to purchase additional shares we describe below. We have granted to the underwriters a 30-day option to purchase up to        additional shares from us at the initial public offering price less the underwriting discount and commissions. If any shares are purchased with the underwriters' option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and the satisfaction of other conditions contained in the underwriting agreement, including:

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  the representations and warranties made by us are true and agreements have been performed;

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  there is no material adverse change in the financial markets or in our business; and

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  we deliver customary closing conditions.

        The underwriters propose to offer shares of our common stock directly to the public at the initial public offering price per share on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After this offering, the offering price and other selling terms may be changed by the underwriters. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of our common stock offered in this offering.

        The following table shows the per share and total underwriting discount and commissions that we will pay to the underwriters at closing and the proceeds (before expenses) that we will receive from the sale of our common stock in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

Total Fees
	No Exercise	Full Exercise
Underwriting discount per share	$	$
Total underwriting discount
Proceeds to us (before expenses)

        The Company has agreed to pay Deutsche Bank Securities Inc. an advisory fee in an amount equal to 1% of the gross proceeds of this offering (including with respect to any shares of our common stock issued pursuant to the exercise by the underwriters in whole or in part of their option to purchase additional shares) and has agreed to pay FBR Capital Markets & Co. an advisory fee of $200,000.

        D. Dixon Boardman, the Chairman of our Board of Directors, as well as          other executive officers, founders and principal stockholders (or their affiliates), have indicated an interest in purchasing $        million, in the aggregate, of shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, such individuals may elect to purchase more, less or no shares in the offering or the underwriters could determine to sell more, less or no shares to these individuals in this offering. The underwriters will receive the same underwriting discount from any shares of our common stock purchased by such individuals as they will from any other shares of our common stock sold to the public in this offering.

        We estimate that the total expenses of this offering (exclusive of the underwriting discount and commissions) will be approximately $             million. We have agreed to reimburse the underwriters for all fees and expenses related to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc.

        A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We have agreed to indemnify the underwriters, their affiliates and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and if we are unable to provide this indemnification to contribute to payments that the underwriters may be required to make in respect of these liabilities.

        We, our executive officers and directors have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date that is 180 days after the date of this prospectus, none of them will, directly or indirectly (1) offer, pledge, sell, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares (including shares that may be deemed to be beneficially owned by any of our executive officers or directors currently or hereafter in accordance with the rules and regulations of the SEC, shares that may be issued upon exercise of an option or warrant and any other security convertible into or exchangeable for shares) or (2) enter into any short sale (whether or not against the box) or any purchase, sale or grant of any right (including any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from our shares, without the prior written consent of Deutsche Bank Securities Inc. (which such consents may be given at any time without public notice), except in limited circumstances. These restrictions do not apply to sales of shares in this offering.

        Additionally, our existing stockholders have agreed that, without the prior written consent of Deutsche Bank Securities Inc. (which such consent may be given at any time without public notice, except in limited circumstances), during the period beginning from the date of this prospectus and continuing to and including the date that is 180 days after the date of this prospectus, none of them will, directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, lend or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise. These restrictions do not apply to sales of shares to the public pursuant to this offering.

        In each case, in the event we cease to be an emerging growth company, the applicable restricted period described in the preceding paragraph will be extended if (1) during the last 17 days of the applicable restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period following the last day of the applicable restricted period, then in each case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to us, unless Deutsche Bank Securities Inc. waives, in writing, such extension.

        Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "AFCO." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the NYSE.

        Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

  •
  prevailing market conditions;

  •
  our results of operations in recent periods;

  •
  the present stage of our development;

  •
  the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business;

  •
  estimates of our business potential; and

  •
  the net asset value of our operating partnership as of June 30, 2015.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

 EXPERTS

        The consolidated financial statements of American Farmland Company as of December 31, 2014 and 2013 and for the years then ended and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing

        The appraised values of the farms owned by American Farmland Company are included based upon the reliance on appraisals provided by American AgAppraisal; Angus Investments Inc.; Brigantino & Company; Central Coast AgAppraisal, Inc.; Cochran Ag Services, Inc.; Correia—Xavier Incorporated; David R. Bewley, Jr., Accredited Rural Appraiser; Edwards, Lien & Toso, Inc.; Heartland Ag Group Ltd.; Arthur C. Bliss, Jr., Accredited Rural Appraiser; Lightle Appraisal Company; Lynn E. Rickard, ARA; Southwest Georgia Appraisal Service; 1st Farm Credit Services and Saunders Appraisal Service LLC, given the authority of said firms as experts in appraising farmland.

LEGAL MATTERS

        The validity of the issuance of the common stock offered hereby and certain federal income tax matters will be passed upon for us by Goodwin Procter LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Freshfields Bruckhaus Deringer US LLP.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form S-11 with the SEC, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For additional information relating to us and the shares of our common stock to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are necessarily summaries of such contract or other document and in each instance, if the contract or other document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D. C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website, www.sec.gov.

        As a result of this offering, we will be subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and periodic reports, proxy statements and other information with the SEC. These reports and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above.

        We also maintain a website at www.americanfarmlandcompany.com at which there is additional information about us. Information contained on, or accessible through, our website is not incorporated by reference in and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

INDEX TO FINANCIAL STATEMENTS SCHEDULES

Schedule III—Real estate and accumulated depreciation	F-47

American Farmland Company

Pro Forma Consolidated Financial Statements

        The following discussion sets forth the unaudited pro forma consolidated balance sheet as of June 30, 2015 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 for American Farmland Company (together with its consolidated subsidiaries, the "company," "we," "our" or "us"). The unaudited pro forma financial information is being presented as if this offering (including application of the net proceeds therefrom as set forth under "Use of Proceeds"), the Internalization, the redemption of our Series A Preferred Stock and repayment of our revolving credit facilities all had occurred on June 30, 2015 for balance sheet purposes and as of January 1, 2014 for the purposes of the statements of operations.

        On November 25, 2014, we and American Farmland Company, L.P. (our "operating partnership") entered into a contribution agreement (the "Contribution Agreement") with American Farmland TRS LLC ("AFTRS") and each of the holders of equity ownership interests in American Farmland Advisor LLC, our external manager ("AFA"), pursuant to which, upon the completion of this offering, we will internalize the management functions historically provided by AFA. As consideration in the Internalization (as defined below), our operating partnership will issue units of limited partnership interest ("Common Units") with an aggregate value of $12 million to the members of AFA. The actual number of Common Units to be issued to each holder of equity ownership interests in AFA, with the exception of AFTRS, or Optima Group Holdings LLC ("Optima"), as applicable, will be determined upon the completion of this offering by dividing the value of the applicable consideration by the greater of (1) the public offering price of our common stock in this offering and (2) the net asset value per share of our common stock as of the end of the most recently completed fiscal quarter prior to the closing of this offering, determined in good faith by us in a manner consistent with past practice. Further, AFA has previously received performance allocations that are defined in, and pursuant to the terms of, our existing operating partnership agreement, which we refer to as performance fees. Under the terms of the Contribution Agreement, and upon the consummation of the Internalization, these fees will no longer be payable.

        The above described transactions under the Contribution Agreement are collectively referred to as the Internalization. On December 15, 2014, we received the requisite consent from a majority of our disinterested stockholders approving the Internalization, and we expect that the Internalization will be completed simultaneously with, and conditioned upon, the completion of this offering.

        Additionally, in connection with the Internalization, we, AFA and our operating partnership entered into an Amended and Restated Sub-Advisory Agreement with Prudential Mortgage Capital Company, LLC (collectively with Prudential Agricultural Investments, a unit of Prudential Mortgage Capital Company, LLC, our "Agricultural Sub-Adviser"), to provide us with certain agricultural investment, acquisition and property management services. Under the terms of the Amended and Restated Sub-Advisory Agreement, fees include an acquisition fee of 2% of the gross purchase price of farms acquired by or contributed to our operating partnership, which historically had been 1%, and a disposition fee of 1% of the gross sales price of farms sold by our operating partnership or its subsidiaries where Capital Agricultural Property Services, an affiliate of our Agricultural Sub-Adviser, is not used as the selling broker. Further, fees payable to our Agricultural Sub-Adviser include a quarterly management fee of 1% per annum payable in arrears based on the gross asset value of our operating partnership as of each calendar quarter end. Historically, this fee was equal to (i) one-quarter of 1% of the gross asset value of our operating partnership as of the end of the preceding quarter in respect of the partnership interests held by us and any other partners other than AFA, Optima and their respective owners, and (ii) one-quarter of 0.5% of the gross asset value of our operating partnership as of the end of the preceding quarter in respect of partnership interests held by AFA, Optima and their respective owners.

        Accordingly, our historical financial statements have been adjusted in the unaudited pro forma consolidated financial statements to give effect to pro forma events that are (i) directly attributable to the Internalization, including the Amended and Restated Sub-Advisory Agreement and the redemption of our 8% Series A Cumulative Non-Voting Preferred Stock, (ii) factually supportable and (iii) with respect to the unaudited pro forma consolidated statement of operations, expected to have a continuing impact on our results. The unaudited pro forma financial information is being presented as if the Internalization, including the Amended and Restated Sub-Advisory Agreement, this offering, including the application of the net proceeds therefrom as set forth under "Use of Proceeds," and the redemption of our 8% Series A Cumulative Non-Voting Preferred Stock all had occurred on June 30, 2015 for balance sheet purposes and as of January 1, 2014 for the purposes of the statements of operations. The adjustments necessary to fairly present the unaudited pro forma consolidated financial statements have been made based on available information and, in the opinion of management, are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial statements.

        The unaudited pro forma consolidated financial statements included in this prospectus are presented for informational purposes only and are based on available information and estimates that we believe are reasonable. This information includes various estimates and may not necessarily be indicative of the consolidated financial condition or results of operations that would have occurred and do not purport to project our future results of operations or financial position. The unaudited pro forma combined consolidated balance sheet and statements of operations and accompanying notes thereto should be read in conjunction with all other financial information and analysis presented in this prospectus, including "Structure of Our Company," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

American Farmland Company

Pro Forma Consolidated Balance Sheet

(unaudited)

	June 30, 2015 Actual	Pro Forma Adjustments		June 30, 2015 Pro Forma
ASSETS:
Investments in real estate—net	$144,549,533	$	(E)	$
Cash and cash equivalents	1,822,336		(A)
			(C)
			(E)
Rent receivable	1,724,014
Deferred financing costs, net	236,830
Deferred offering costs	4,753,393
Other assets	1,538,716

Total assets	$154,624,822	$		$

LIABILITIES AND EQUITY:
LIABILITIES:
Borrowings under credit facility	$24,250,000	$	(A)	$
Accrued expenses and other liabilities	3,356,760
Subscriptions received in advance	—		(A)
Performance fees payable to AFA	1,206,530		(D)
Management fee payable to AFA	405,980		(D)
Unearned rent	1,485,410

Total liabilities	30,704,680

EQUITY:
Common stock, $0.01 par value—10,890,847 shares issued and outstanding at June 30, 2015	108,908
Preferred stock, $0.01 par value—29 shares issued and outstanding at June 30, 2015	—
Additional paid-in-capital	110,690,875		(A)
			(B)
			(C)
Accumulated deficit	(7,554,104)		(D)
			(E)

Company stockholders' equity	103,245,679
Non-controlling interests in our operating partnership	20,674,463		(A)
			(B)
			(C)
			(D)
			(E)

Total Equity	123,920,142

Total Liabilities and Equity	$154,624,822	$		$

American Farmland Company

Pro Forma Consolidated Statement of Income

(unaudited)

	Six Months Ended June 30, 2015	Pro-forma adjustments			Six Months Ended June 30, 2015 Pro-forma
OPERATING REVENUES:
Fixed rent	$2,536,293	$			$
Participating rent	2,329,564
Recovery of real estate taxes	230,759
Other income	41,800

Total operating revenues	5,138,416

OPERATING EXPENSES:
Depreciation	893,294
Management and performance fees—related party	2,024,796		(2,024,796)	(D)		—
Sub-advisory fees	—		877,198	(D)		877,198
Property operating expenses	804,414
Professional fees	234,311
General and administrative expenses	146,715

Total operating expenses	4,103,530

OPERATING INCOME	1,034,886

Other (income) expense:
Interest income	(898)
Interest expense and financing costs	213,490

Total other expense	212,592

NET INCOME BEFORE TAXATION	822,294
Income tax provision	(79,832)

NET INCOME	742,462
Less net income attributable to non-controlling interests	262,738			(G)

NET INCOME ATTRIBUTABLE TO THE COMPANY	$479,724	$			$

EARNINGS PER WEIGHTED AVERAGE COMMON SHARE:
Basic and diluted	$0.04	$		(H)	$
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	10,890,847

American Farmland Company

Pro Forma Consolidated Statement of Operations

(unaudited)

	Year Ended December 31, 2014 Actual	Pro-forma adjustments			Year Ended December 31, 2014 Pro-forma
OPERATING REVENUES:
Fixed rent	$3,289,130	$			$
Participating rent	3,608,309
Recovery of real estate taxes	310,643
Other income	52,981

Total operating revenues	7,261,063

OPERATING EXPENSES:
Depreciation	1,530,911
Management and performance fees—related party	2,528,255		(2,528,255)	(D)		—
Sub-advisory fees	—		1,420,069	(D)		1,420,069
Property operating expenses	1,351,655
Acquisition-related expenses	44,712		17,719	(E)		62,431
Professional fees	406,008
General and administrative expenses	273,321		2,592,500	(F)		2,865,821

Total operating expenses	6,134,862

OPERATING INCOME	1,126,201

Other (income) expense:
Interest income	(1,980)
Interest expense and financing costs	119,094

Total other expense	117,114

INCOME BEFORE GAIN ON SALE OF LAND	1,009,087
Gain on sale of land	47,701		—			47,701

NET INCOME	1,056,788
Less net income attributable to non-controlling interests	346,071			(G)

NET INCOME ATTRIBUTABLE TO THE COMPANY	$710,717	$			$

EARNINGS PER WEIGHTED AVERAGE COMMON SHARE:
Basic and diluted	$0.07	$		(H)	$
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	10,404,087

American Farmland Company

Notes to Unaudited Pro Forma Consolidated Financial Statements

I.     Adjustments to the Pro Forma Consolidated Balance Sheet and Income Statements

(A)
Reflects the sale of shares of our common stock in this offering. The Company accounts for specific incremental costs directly attributable to this offering by offsetting them against the gross proceeds of this offering and recognizing those costs directly in equity issued. Such costs are comprised of underwriting discount, accounting fees, legal fees and other professional fees. A summary is as follows:

Gross proceeds of this offering	$
Less:
Underwriting discount
Other costs

Net proceeds of this offering	$

  For purposes of this pro forma presentation, the net proceeds of this offering have been applied to the pro forma consolidated balance sheet assuming they had occurred on June 30, 2015. In addition, the pro forma consolidated balance sheet assumes that the subscription for shares in the Company effective January 1, 2015 of $5,250,000, the distribution to Founders effective January 1, 2015 of $150,146 and additional Founders' capital subscriptions of $        had occurred on June 30, 2015. This adjustment reflects the use of a portion of the net proceeds of this offering to repay outstanding indebtedness as set forth below:

Repayment of amounts drawn under original revolving credit facility	$
(B)
Reflects the allocation of pro forma total equity as of June 30, 2015 based on the issuance of common stock and common units upon completion of the Internalization.

(C)
Reflects the redemption of our 8% Series A Cumulative Non-Voting Preferred Stock for $31,900, plus accrued and unpaid dividends through the date of redemption, as if the redemption occurred on June 30, 2015.

(D)
Reflects the deduction of $2,528,255 and $2,024,796 for the management and performance fees, respectively, paid to AFA for 2014 and the six months ended June 30, 2015, a portion of which was paid to the Agricultural Sub-Adviser, which will no longer be payable following the Internalization. Also reflects the inclusion of $1,420,069, of which $454,355 is payable, and $877,198, all of which is payable, for 2014 and the six months ended June 30, 2015, respectively, to reflect the fee structure to be in effect under the Amended and Restated Sub-Advisory Agreement following the Internalization. Previously, this sub-advisory fee was paid by AFA (as an independent entity). Subsequent to the Internalization, the sub-advisory fee will continue to be paid to AFA (as an indirectly wholly-owned subsidiary of the Company), which will in turn pay the Agricultural Sub-Adviser. See "Certain Relationships and Related Party Transactions—Amended and Restated Sub-Advisory Agreement and Advisory Agreement."

In addition, the Second Amended and Restated Agreement of Limited Partnership of American Farmland Company L.P. removes the performance fees. AFA has historically been entitled to an amount at the end of each calendar year equal to the sum of (i) 15% of the contractual definition of FFO attributable to our operating partnership (which is comparable to "Core FFO attributable to the Company" after excluding certain adjustments for noncontrolling interests) for the calendar year attributable to the partnership interests held by us and any partners other than the Founders,

American Farmland Company

Notes to Unaudited Pro Forma Consolidated Financial Statements (Continued)

  plus (ii) 10% of the contractual definition of FFO attributable to our operating partnership for the calendar year attributable to the partnership interests held by the Founders. Additionally, AFA has historically been entitled to an amount at the end of each calendar year equal to the sum of (i) 15% of two-thirds of the sum of (a) net realized capital appreciation in our operating partnership's fixed assets and (b) net unrealized capital appreciation in our operating partnership's fixed assets for such year that is attributable to the partnership interests held by us and any partners other than the Founders, (ii) 10% of two-thirds of the sum of (a) net realized capital appreciation in our operating partnership's fixed assets and (b) net unrealized capital appreciation in our operating partnership's fixed assets for such year that is attributable to the partnership interests held by the Founders, plus (iii) with respect to any net realized capital appreciation in our operating partnership's fixed assets for such calendar year, (a) 15% of one-third of the net realized capital appreciation attributable to the partnership interests held by us and any partners other than the Founders, and (b) 10% of one-third of the net realized capital appreciation attributable to the partnership interests held by the Founders. Upon the consummation of the Internalization, these fees will no longer be payable and accordingly have been removed from our expenses previously incurred in our historical financial statements.

(E)
Reflects an acquisition fee payable under the Amended and Restated Sub-Advisory Agreement by our operating partnership of 2% of the gross purchase price of farms acquired by or contributed to our operating partnership. The acquisition fee payable for 2014 is $195,719, of which $178,000 is capitalized for asset acquisitions with the remainder of $17,719 expensed for business combinations. There was no acquisition fee payable for the six months ended June 30, 2015. Historically, this fee was 1%. These amounts increase the fees capitalized and expenses incurred in our historical financial statements.

(F)
Reflects the annual cost under the Transitional Services Agreement for rent, data processing and accounting and other support in an annual amount of $125,000, $2,005,000 in annual estimated management costs, including salary, bonus and benefits, which the Company will be responsible for either directly or through reimbursements to Optima, and $462,500 in increased costs for the directors as compared to the existing fee arrangement, each as described in "Management—Executive Officer and Director Compensation."

(G)
Reflects the effect of the changes described in notes (D) and (E) above that are attributable to non-controlling interests and AFA.

(H)
Represents the division of pro forma net income attributable to the Company by the weighted average number of shares outstanding, including the shares estimated to be issued in the offering based on the mid-point of the price range on the cover of this prospectus whose proceeds are being reflected in pro forma adjustments in the income statements, including proceeds used for debt repayment, but excluding proceeds used for general corporate purposes. If pro forma earnings per share were calculated with all shares issued in the offering taken into account, then pro forma earnings per share would be $            and $            for 2014 and the six months ended June 30, 2015, respectively.

American Farmland Company

Consolidated Balance Sheets

(Unaudited)

	June 30, 2015	December 31, 2014
ASSETS:
Investment in real estate—net	$144,549,533	$140,104,858
Cash and cash equivalents	1,822,336	7,466,642
Rent receivable	1,724,014	1,549,175
Deferred financing costs, net	236,830	146,467
Deferred offering costs	4,753,393	1,363,388
Other assets	1,538,716	466,282

Total assets	$154,624,822	$151,096,812

LIABITILIES AND EQUITY:
LIABILITIES:
Borrowings under credit facility	$24,250,000	$20,400,000
Accrued expenses and other liabilities	3,356,760	2,856,580
Capital received in advance	—	5,250,000
Performance fee payable to AFA	1,206,530	1,231,398
Management fee payable to AFA	405,980	331,143
Unearned rent	1,485,410	1,587,976

Total Liabilities	30,704,680	31,657,097

Commitments and contingencies
EQUITY:
Common stock, $0.01 par value—300,000,000 shares authorized; 10,890,847 shares issued and outstanding at June 30, 2015 and 10,436,902 shares issued and outstanding at December 31, 2014	108,908	104,369
Preferred stock, $0.01 par value—29 shares issued and outstanding at both June 30, 2015 and December 31, 2014	—	—
Additional paid-in-capital	110,690,875	105,445,855
Accumulated deficit	(7,554,104)	(6,672,472)

Company stockholders' equity	103,245,679	98,877,752
Non-controlling interests in operating partnership	20,674,463	20,561,963

Total equity	123,920,142	119,439,715

Total liabilities and equity	$154,624,822	$151,096,812

The accompanying notes are an integral part of these financial statements.

AMERICAN FARMLAND COMPANY AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended June 30,
	2015	2014
OPERATING REVENUES
Fixed rent	$2,536,293	$1,601,853
Participating rent	2,329,564	1,928,039
Recovery of real estate taxes	230,759	154,083
Other income	41,800	60,475

Total operating revenues	5,138,416	3,744,450

OPERATING EXPENSES
Depreciation	893,294	735,035
Management and performance fees—related party	2,024,796	1,159,387
Property operating expenses	804,414	697,939
Acquisition-related expenses	—	44,712
Professional fees	234,311	196,145
General and administrative expenses	146,715	116,997

Total operating expenses	4,103,530	2,950,215

OPERATING INCOME	1,034,886	794,235

Other (income) expenses:
Interest income	(898)	(1,479)
Interest expense and financing costs	213,490	42,608

Total other expense	212,592	41,129

INCOME BEFORE (LOSS) GAIN ON SALE OF LAND	822,294	753,106
(Loss) gain on sale of land	—	54,617

INCOME BEFORE INCOME TAXES	822,294	807,723
Income tax provision	(79,832)

NET INCOME	742,462	807,723
Less net income attributable to non-controlling interests	262,738	215,917

NET INCOME ATTRIBUTABLE TO THE COMPANY	$479,724	$591,806

EARNINGS PER COMMON SHARE
Basic and diluted	$0.04	$0.06
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING
Basic and diluted	10,890,847	10,387,915

The accompanying notes are an integral part of these financial statements.

AMERICAN FARMLAND COMPANY AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(Unaudited)

	No. of Shares	Common Stock	Preferred Stock	Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Non- Controlling Interests	Total Equity
BALANCE—January 1, 2014	10,444,584	$104,445	$—	$105,407,077	$(4,362,265)	$(4,779,920)	$20,466,922	$116,836,259
Retirement of treasury stock	(405,200)	(4,052)		(4,358,213)	4,362,265
Issuance of stock—securities sales	366,768	3,668		4,096,332			60,000	4,160,000
Issuance of stock—reinvestment of dividends	13,844	138		155,543				155,681
Offering costs				(35,319)			(7,508)	(42,827)
Net income						591,806	215,917	807,723
Dividends and distributions						(1,300,769)	(143,875)	(1,444,644)

BALANCE—June 30, 2014	10,419,996	$104,199	$—	$105,265,420	$—	$(5,488,883)	$20,591,456	$120,472,192

BALANCE—January 1, 2015	10,436,902	$104,369	$—	105,445,855	$—	$(6,672,472)	$20,561,963	$119,439,715
Issuance of stock—securities sales	453,945	4,539		5,245,461				5,250,000
Offering costs				(441)			(91)	(532)
Net income						479,724	262,738	742,462
Dividends and distributions						(1,361,356)	(150,147)	(1,511,503)

BALANCE—June 30, 2015	10,890,847	$108,908	$—	$110,690,875	$—	$(7,554,104)	$20,674,463	$123,920,142

Dividends declared per Common Share:
June 25, 2014	$0.125 per share
June 30, 2015	$0.125 per share

The accompanying notes are an integral part of these financial statements.

AMERICAN FARMLAND COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$742,462	$807,723
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	893,294	735,035
Gain on sale of land	—	(54,617)
Amortization of deferred financing costs	30,372	15,232
Changes in operating assets and liabilities:
Increase in other assets	(23,434)	(255,791)
Increase in rent receivable	(174,839)	(1,193,432)
(Decrease) increase in unearned rent	(102,566)	828,327
Increase in accrued expenses and other liabilities	34,288	110,974
Decrease in performance fee payable to AFA	(24,868)	(325,964)
Increase in management fee payable to AFA	74,837	11,425

Net cash provided by operating activities	1,449,546	678,912

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of real estate investments	—	(1,721,929)
Capital expenditures on real estate investments	(5,337,969)	(3,381,725)
Proceeds from sale of land	—	54,617
Deposits for acquisition of real estate investments	(1,049,000)	—

Net cash used in investing activities	(6,386,969)	(5,049,037)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock—securities sales	—	4,160,000
Proceeds from borrowings under credit facility	3,850,000	—
Offering costs paid	(3,197,955)	(42,827)
Financing costs paid	(120,735)	(923)
Dividends paid to shareholders	(1,088,046)	(1,300,560)
Distributions paid to non-controlling interests	(150,147)	(143,875)

Net cash (used in) provided by financing activities	(706,883)	2,671,815

Net decrease in cash and cash equivalents	(5,644,306)	(1,698,310)
Cash and cash equivalents at beginning of period	7,466,642	4,213,056

Cash and cash equivalents at end of period	$1,822,336	$2,514,746

NON-CASH INVESTING INFORMATION
Deposits for real estate investments paid in 2013, closed in 2014	—	$50,000

NON-CASH FINANCING INFORMATION
Reinvestment of dividends	—	$155,681
Dividends declared in one period and paid in a subsequent period	$470,690	41,985
Subscriptions received in prior year	5,250,000	—
Accrued deferred offering costs	3,390,005	—

SUPPLEMENTAL DISCLOSURE
Cash interest paid	$174,856	$16,785

The accompanying notes are an integral part of these financial statements.

American Farmland Company

Notes to Consolidated Financial Statements

(Unaudited)

1. ORGANIZATION

        American Farmland Company (together with its subsidiaries, the "Company"), a Maryland corporation, was established on October 9, 2009, and commenced its operations on October 15, 2009, for purposes of investing in farmland principally located in the United States. The Company conducts all of its activities through American Farmland Company L.P. (the "Operating Partnership"), a Delaware limited partnership. The Company owned 81.2% and 80.8% of the common limited partnership interests in the Operating Partnership at June 30, 2015 and December 31, 2014, respectively.

        The Company and American Farmland Advisors LLC ("AFA") are Co-General Partners of the Operating Partnership. Since inception, affiliates of the members of AFA (the "Founders") contributed $21,145,000 in capital to the Operating Partnership through June 30, 2015 and December 31, 2014, respectively, in addition to the capital provided to the Company from the proceeds of issuance of common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying consolidated financial statements are unaudited and include the accounts of the Company, the Operating Partnership and its wholly owned limited liability companies. All intercompany transactions and balances have been eliminated. In our opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the consolidated financial position, results of operations and changes in cash flows have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") have been omitted. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as of December 31, 2014 and 2013 and for the years then ended included elsewhere in this prospectus. We have made estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the operating results for the full year. Certain prior period balances have been reclassified in order to conform to current period presentation.

        Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include an investment in a commercial paper fund and a money market fund.

        The Company maintains cash balances in major banks which, at times, may exceed the limits of amounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company had funds on deposit in excess of amounts insured by the FDIC; however, the Company believes the credit risk related to these deposits is minimal.

        Investments in Real Estate—Investments in real estate consist of farmland and improvements made to the farmland, consisting of buildings, wells, irrigation and drain systems, and trees and vines acquired in connection with the land purchase. Investments in real estate are recorded at cost. Improvements, replacements and costs of development for new trees and vines or the repurposing of raw land are capitalized when they extend the useful life or improve the use of the asset. Costs of

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives range from ten to fifteen years for land improvements, twenty-five years for buildings, one to thirty years for trees and vines, and five and eight years for fixtures and equipment.

        In some cases we acquire farmland without a lease in place, with newly-originated leases where the seller or related party is not the tenant, or in sale-leaseback transactions with newly-originated leases. These transactions are accounted for as asset acquisitions under Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment." In the case of an asset acquisition, the transaction costs incurred are capitalized as part of the purchase price of the asset.

        Other acquisitions involve the acquisition of farmland that is already being operated as rental property and has a lease in place that is assumed at the time of acquisition, which are considered to be business combinations under ASC 805 "Business Combinations." ASC 805 requires that all transaction costs related to the acquisition be expensed as incurred, rather than capitalized.

        Whether an acquisition is treated as an asset acquisition under ASC 360 or a business combination under ASC 805, the purchase price must be allocated to the tangible assets acquired and liabilities assumed (if any) consisting of land, buildings, improvements, trees and vines, long-term debt (if any), and identifiable intangible assets and liabilities, typically the value of any in-place leases, as well as above-market and below-market leases, based in each case on their fair values.

        Management's estimates of fair value are made using methods similar to those used by independent appraisers, such as a sales comparison approach, a cost approach, and an income capitalization approach (utilizing a discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical, expected lease-up periods, taking into consideration current market conditions and costs to execute similar leases and the commodity prices for the crops grown and productivity on such properties, where the lease will include a participation in the gross revenues earned by the tenant. Management also considers information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rental income at market rates during the hypothetical, expected lease-up periods, which primarily range from 3 to 12 months, depending on specific local market conditions. Management also estimates costs to execute similar leases, including legal and other related expenses, to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. Management allocates purchase price to the fair value of the tangible assets and liabilities of an acquired property by valuing the property as if it were vacant. The "as-if-vacant" value is allocated to land, buildings, improvements and trees and vines based on management's determination of the fair values of these assets.

        Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining, non-cancelable term of the lease. The total amount of other

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

intangible assets acquired will be further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease. When determining the non-cancelable term of the lease, fixed-rate renewal options, if any, are evaluated to see if they should be included. Prior to 2013, all acquired leases were determined to be at market. In connection with one of our 2013 acquisitions, we allocated $125,000 of the purchase price to a below-market lease, which terminated December 15, 2014. The fair value of capitalized below-market lease intangibles, included in the accompanying consolidated balance sheets as part of other liabilities, is amortized into rental income over the remaining, non-cancelable term of the lease. $55,556 was amortized during the six months ended June 30, 2014. In-place leases will be amortized over the remaining term of the lease. Should a tenant terminate its lease, the unamortized portion of any above-market and below-market lease values, in-place lease values and any associates intangibles will be immediately charged to the related income or expense.

        We account for the impairment of real estate, including intangible assets, in accordance with ASC 360-10-35, "Property, Plant, and Equipment," which requires us to periodically review the carrying value of each property to determine whether circumstances indicate impairment of the carrying value of the investment exists or if depreciation periods should be modified. If circumstances support the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine whether the carrying value of the investment in such property is recoverable. In performing the analysis, we consider such factors as agricultural and business conditions in the regions in which our farms are located, and the development period (if applicable), and whether there are indications that the fair value of the real estate has decreased. If the carrying amount is more than the aggregate undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

        We evaluate our entire property portfolio each quarter for any impairment indicators and perform an impairment analysis. We concluded that none of our properties were impaired as of June 30, 2015 or December 31, 2014 and we will continue to monitor our portfolio for any indicators of impairment. There have been no impairments recognized on real estate assets since our inception.

        Stock—There were 300,000,000 shares of common stock, par value $0.01 per share, authorized with 10,890,847 issued and outstanding as of June 30, 2015 and 10,436,902 shares issued and outstanding as of December 31, 2014. There were 35 shares of 8% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share, authorized as of June 30, 2015 and December 31, 2014 with 29 issued and outstanding as of both of those dates.

        Non-Controlling Interests—Non-controlling interest is the portion of capital in the Operating Partnership not attributable to the Company. Our non-controlling interests relate to the Founders' capital accounts and the de minimis capital account of AFA in the Operating Partnership. Non-controlling interests are reported in equity on the consolidated balance sheets but separate from the Company's stockholders' equity. On the consolidated statements of operations, the Operating Partnership is reported at the consolidated amount, including both the amount attributable to the Company and non-controlling interests.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Other Assets—Other assets primarily comprise prepaid expenses, deposits on potential farm acquisitions, deposits on trees to be acquired for development purposes and other miscellaneous receivables.

        We account for deferred offering costs in accordance with SEC Staff Accounting Bulletin ("SAB"), Topic 5.A, which states that incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. Accordingly, we record costs incurred related to public offerings of equity securities on our consolidated balance sheet and pro-ratably apply these amounts to the proceeds of equity as stock is issued. The deferred offering costs on our consolidated balance sheet as of June 30, 2015 and December 31, 2014 will be applied to the proceeds of equity in connection with our initial public offering ("IPO") which we anticipate will be in the third quarter of 2015.

        Fair value of financial instruments—The fair value of the Company's assets and liabilities which qualify as financial instruments under ASC 825 "Financial Instruments" approximates the carrying amounts presented in the consolidated balance sheets.

        Operating Revenues—All leases on farms are classified as operating leases and the related base or fixed rental income from the farms is recognized on a straight-line basis commencing from the effective date of the lease or the acquisition date of the property in the case of in-place leases on properties acquired. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rent receivable. Participating rent is recorded when all contingencies have been resolved such that the tenant is entitled to gross revenues from a packing house, wine producer, shipper, huller processor or other marketing, processing or distributing entity which enables the Company to estimate and/or measure its share of such gross revenues. As a result, depending on the circumstances described above for a particular lease, in certain instances, participating rent will be recognized by the Company in the year the crop was harvested, and in other instances, participating rent will be recognized partially in the year of the harvest and the balance in the year following the harvest, or entirely in the year following the harvest.

        Recovery of expenses represents revenues from tenant leases that provide for the recovery of all or a portion of the real estate taxes of the respective property. The revenue is accrued in the same periods as the expense is incurred.

        Income Taxes—The Operating Partnership qualifies as a partnership for U.S. federal income tax purposes. No provision has been made in the accompanying financial statements for federal, state or local income taxes for the Operating Partnership, as each partner is individually responsible for reporting their share of the Partnership's income or loss on their own tax returns. For taxable years ended December 31, 2009 through December 31, 2011, the Company was taxed as a regular "C" corporation. However, it did not incur any amount of federal income tax during those periods. The Company elected to be treated as a real estate investment trust ("REIT") for U.S. federal income tax purposes, commencing with and in connection with the filing of its federal income tax return for the taxable year ended December 31, 2012. The Company operates in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Internal Revenue Code. Under these sections, a real estate investment trust, which distributes at least 90% of its real estate investment trust taxable income (determined without regard to the deduction for dividends paid and excluding capital gains) to its

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

stockholders each year and that meets certain other conditions, will not be subject to federal income taxes on that portion of its taxable income that is distributed to its stockholders. To the extent that the Company satisfies its annual distribution requirement but distributes less than 100% of taxable income, it will be subject to an excise tax on undistributed taxable income. The Company is subject to federal income taxation in the event it generates taxable income from prohibited transactions. The consolidated statement of operations for the six months ended June 30, 2015 includes $79,832 as a provision for income taxation resulting from prohibited transactions. The prohibited transactions arise from revenue received from trees on farms undergoing development before the trees get to their fully mature and leasable stage.

        The Company accounts for certain tax positions in accordance with ASC 740 "Income Taxes." ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has greater than 50% likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures.

        As of June 30, 2015 and December 31, 2014, the Company does not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions would be recorded as a component of the income tax provision. As of June 30, 2015, the tax years ended December 31, 2011 through December 31, 2014 remain open for an audit by the Internal Revenue Service.

        Management does not believe the Company has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

        New Accounting Pronouncements—In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) ("ASU 2014-08"). ASU 2014-08 changes the criteria for a disposal to qualify as a discontinued operation and requires additional disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. ASU 2014-08 is effective for us on January 1, 2015. This pronouncement has had no impact on our financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 provides additional guidance for management to reassess revenue recognition as it relates to: (1) transfer of control, (2) variable consideration, (3) allocation of transaction price based on relative standalone selling price, (3) licenses, (4) time value of money and (5) contract costs. Further disclosures will be required to provide a better understanding of revenue that has been recognized and revenue that is expected to be recognized in the future from existing

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

contracts. ASU 2014-09 is effective for us on January 1, 2018, with no early adoption permitted. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) ("ASU 2014-15"). ASU 2014-15 requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles of current U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period, including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is still present and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for us on January 1, 2017, with early adoption permitted. We do not believe that this pronouncement will have an impact on our consolidated financial statements.

        In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"). ASU 2015-02 significantly changes the consolidation analysis required under U.S. GAAP. ASU 2015-02 is effective for us on January 1, 2016, with early adoption permitted. We do not believe that this pronouncement will have a significant impact on our consolidated financial statements.

3. FAIR VALUE MEASUREMENTS

        ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a hierarchy for inputs used in valuation techniques to measure fair value and prioritizes those inputs that are observable (inputs based on independent market data) and those inputs that are unobservable (inputs developed internally). Cash equivalents measured at fair value are classified in one of the following fair value hierarchy levels based on the lowest level of input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities; and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities:

        Level 1—unadjusted quoted prices in active markets for identical assets or liabilities;

        Level 2—quoted prices in markets that are not active for identical or similar assets or liabilities, quoted prices in active markets for similar assets or liabilities, and inputs other than quoted prices that are observable or can be corroborated by observable market data;

        Level 3—inputs that are unobservable and significant to the fair value measurement, including inputs that are not derived from market data or cannot be corroborated by market data.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

3. FAIR VALUE MEASUREMENTS (Continued)

        The following table summarizes the levels within the fair value hierarchy in which the fair value measurements of the Company's assets and liabilities fall as of December 31, 2014:

December 31, 2014	Level 1	Level 2	Level 3	Total
ASSETS
Cash equivalents	$842,305	$—	$—	$842,305

LIABILITIES
Borrowings under credit facility	$—	$—	$20,400,000	$20,400,000

4. INVESTMENTS IN REAL ESTATE

        Investments in real estate as of June 30, 2015 and December 31, 2014 are comprised of the following:

	June 30, 2015	December 31, 2014
Land	$98,550,560	$98,568,755
Land improvements	2,691,006	2,518,785
Buildings	1,191,000	1,191,000
Trees and vines	23,967,899	23,967,899
Development costs	20,504,545	15,435,912
Fixtures and equipment	2,073,470	1,958,160

	148,978,480	143,640,511
Less accumulated depreciation	(4,428,947)	(3,535,653)

Investments in real estate, net	$144,549,533	$140,104,858

        Depreciation expense for the six months ended June 30, 2015 and 2014 was $893,294 and $735,035, respectively.

        In 2013, 79 of the gross 518 acres of our Macomb Farm property, a commodity row crop property in Illinois, were expropriated by the Illinois Department of Transportation for purposes of building a new state road. The State of Illinois paid the Operating Partnership a total of $1,723,800, of which $1,106,300 was attributable to the acreage expropriated and $617,500 was attributable to the diminished value of the remaining acreage. The Operating Partnership disputed the overall consideration paid by the State of Illinois. A settlement for additional compensation was reached in February 2014 with the State of Illinois, whereby the Operating Partnership received $257,675 in additional compensation, $61,700 of which related to the acreage expropriated and $183,650 of which related to the diminution in value of the remaining acreage. The Company realized gains of $54,617 during the six months ended June 30, 2014 related to the Macomb Farm expropriation.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

4. INVESTMENTS IN REAL ESTATE (Continued)

        The Company has acquired the following properties as of June 30, 2015 and December 31, 2014:

Farm	Crops	Acquisition Date(s)	Acreage Gross/Tillable	June 30, 2015 Net Book Value	December 31, 2014 Net Book Value
Permanent Crops
Kimberly Vineyard	Wine grapes	Aug.10, 2010/ Dec. 9, 2014	260G / 245T	$12,665,712	$12,753,834
Golden Eagle Ranch	Almonds	Mar. 9, 2012/Aug. 14, 2012	1,112G / 1,056T	14,459,827	14,878,941
Quail Run Vineyard	Wine grapes	Nov. 16,2012	240G / 223T	9,543,911	9,348,222
Blue Heron Farms	Walnuts	Nov. 1, 2013	430G / 380T	13,753,759	13,745,511
Falcon Farms	Pecans	Nov. 14, 2014	1,840G / 1,165 T	8,180,381	8,122,301

				58,603,590	58,848,809

Commodity Row
Pleasant Plains Farm	Corn, soybeans	Jul. 9, 2010	1,196G /1,159T	$8,750,000	$8,750,000
Macomb Farm	Corn, soybeans	Dec. 16, 2010	434G / 422T	2,556,771	2,547,230
Tillar Farm	Cotton, soybeans, rice	May 4, 2011	1,444G / 1,248T	4,092,938	4,093,873
Kane County Farms	Corn, soybeans	Jun. 28, 2011	1,652G / 1,617T	17,164,200	17,164,800

				32,563,909	32,555,903

Specialty / Vegetable Row
Sweetwater Farm	Vegetables	Dec. 30, 2010	1,624G /1,450T	$5,102,621	$5,133,487
Sandpiper Ranch	Vegetables and berries	Dec. 22, 2011/Apr. 26, 2012	184G / 158T	7,709,160	7,725,487

				12,811,781	12,858,974

Development
Roadrunner Ranch	Seedless citrus	Apr. 7, 2011/Sep. 13, 2011	244G / 227T	$6,977,372	$6,653,561
Condor Ranch	Lemons and avocados	Nov. 30, 2011/Dec. 16, 2011	786G / 261T	9,190,550	8,858,347
Grassy Island Groves	Citrus	Dec. 27, 2012	623G / 451T	4,442,139	3,737,256
Blue Cypress	Vegetables	Feb. 22, 2013	2,694G / 2,036T	11,250,753	10,063,007
Hawk Creek Ranch	Pistachios	Oct. 14, 2013/Feb. 25, 2014	524G / 425T	7,076,841	5,482,429
Pintail Vineyards	Wine grapes	Nov.5, 2013	91G/87T	1,632,598	1,046,572

				40,570,253	35,841,172

Total				$144,549,533	$140,104,858

        On February 25, 2014, the Company closed on a second tranche of a property for Hawk Creek Ranch located in Yolo County, California (aggregating 180 gross acres—164 tillable) for the purchase consideration of $1,771,929. The property was farmed for row crops, but it is in the process of being cleared and leveled for development for pistachios together with the first tranche of the Hawk Creek property. The purchase of this property was treated as a business combination.

        We determined the fair value of the assets acquired during the six months ended June 30, 2014 to be as follows:

Farm	Land	Land improvements	Fixtures and equipment	Total purchase price
Hawk Creek Ranch II	$1,711,929	$40,000	$20,000	$1,771,929

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

5. ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities as of June 30, 2015 and December 31, 2014 consisted of the following:

	June 30, 2015	December 31, 2014
Accrued dividends payable	$470,690	$197,380
Accrued accounting fees	835,446	442,000
Accrued real estate taxes	212,700	142,436
Accrued legal fees	482,698	824,734
Accrued interest payable	19,964	11,702
Accrued other	1,335,262	1,238,328

Total	$3,356,760	$2,856,580

6. BORROWINGS UNDER CREDIT FACILITY

        The Operating Partnership entered into a $25 million revolving credit facility on December 5, 2013 to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate (0.2837% and 0.2552% at June 30, 2015 and December 31, 2014, respectively). The Operating Partnership is required to pay any interest due quarterly in arrears beginning January 1, 2014 and any unpaid interest and drawn principal is due and payable in full on January 1, 2019 ("Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Maturity Date. The credit facility is secured by a first mortgage over, and assignment of leases from, the Pleasant Plains, Macomb Farm, Kane County Farms, Sweetwater and Tillar properties. The Operating Partnership pays a 0.25% per annum non usage fee. Pursuant to the terms of the credit facility, the properties securing the credit facility must have an aggregate appraised value such that the amount of the credit facility is 50% or less of the aggregate appraised value of such properties. The amount outstanding under this credit facility is $24,250,000 as of June 30, 2015 and $20,250,000 as of December 31, 2014. The fair value of the borrowings under this credit facility as of June 30, 2015 was approximately $24.25 million, comparable to our carrying value of $24.25 million.

        On January 14, 2015, the Company entered into an additional $25 million revolving credit facility to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate. The Operating Partnership is required to pay any interest due quarterly in arrears beginning April 1, 2015 and any unpaid interest and drawn principal is due and payable in full on January 1, 2020 ("Second Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Second Maturity Date. The credit facility is secured by a first mortgage over and assignment of leases from the Sandpiper, Quail Run, Golden Eagle and Blue Heron properties. The Operating Partnership pays a 0.25% per annum non-usage fee. Pursuant to the terms of the credit facility, the properties securing the credit facility must have an aggregate appraised value such that the amount of the credit facility is 50% or

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

6. BORROWINGS UNDER CREDIT FACILITY (Continued)

less of the aggregate appraised value of such properties. As of June 30, 2015 we had no borrowings outstanding on this credit facility.

        We believe we are in compliance with the credit facility covenants.

        The Operating Partnership incurred costs of $303,723 (inclusive of one-time 0.25% commitment fees) in arranging the two credit facilities. These costs are being amortized as interest expense on a straight-line basis over the period of the agreements.

7. RELATED PARTY TRANSACTIONS

        The limited partnership agreement of the Operating Partnership provides that the Operating Partnership shall pay AFA a management fee in arrears calculated at the annual rate of (i) 1% of the Company's share of the Gross Asset Value, as defined, of the Operating Partnership as of the end of the immediately preceding calendar quarter and (ii) 0.5% of the Founders' share of the Gross Asset Value of the Operating Partnership as of the end of the immediately preceding calendar quarter. The management fee for the six months ended June 30, 2015 and 2014 amounted to $818,266 and $636,000, respectively.

        AFA is entitled to a performance fee equal to 15% of the Funds From Operations (as defined) allocated to the capital account of the Company in the Operating Partnership each fiscal year. AFA is also entitled to 10% of the Funds From Operations allocated to each Founder's capital account in the Operating Partnership each fiscal year. The performance fee on Funds From Operations amounted to $408,759 and $286,944 for the six months ended June 30, 2015 and 2014, respectively.

        AFA is entitled to an additional performance fee equal to two-thirds of 15% of the net capital appreciation allocated to the capital account of the Company in the Operating Partnership each fiscal year. AFA is entitled to one-third of 15% of the net realized capital appreciation allocated to the capital account of the Company in the Operating Partnership each fiscal year. AFA is also entitled to two-thirds of 10% and one-third of 10% of net capital appreciation and net realized capital appreciation, respectively, allocated to each Founder's capital account in the Operating Partnership each fiscal year. The performance fee on net capital appreciation (realized and unrealized) amounted to $797,771 and $236,443 for the six months ended June 30, 2015 and 2014, respectively.

        These performance fees are reflected in management and performance fees related party on the consolidated statements of operations.

        The Operating Partnership paid an affiliate of the Managing Member of AFA $15,000 for both of the six months ended June 30, 2015 and 2014, as a fee for providing administrative and accounting services to the Company and the Operating Partnership.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

8. EARNINGS PER SHARE OF COMMON STOCK

        The following tables set forth the computation of basic and diluted earnings per share:

	For the Six Months Ended June 30,
	2015	2014
Net income attributable to the Company	$479,724	$591,806
Denominator for basic & diluted weighted average shares	10,890,847	10,387,915

Basic & diluted earnings per common share	$0.04	$0.06

        The Company has no potentially dilutive securities outstanding.

9. LEASES

        The Company's properties are leased to tenants under operating leases, which expire on various dates through 2019. Future minimum rents to be received from tenants under non-cancelable leases in effect at June 30, 2015, are as follows:

2015 (six months)	$2,173,000
2016	2,357,000
2017	1,549,000
2018	1,171,000
2019	1,049,000
Thereafter	—

$8,299,000

        In addition to the minimum lease payments described above, the Kimberly Vineyard, Golden Eagle Ranch, Condor Ranch, Quail Run Vineyard and Blue Heron Farms leases require the tenant to pay participating rent (in some cases above a threshold), based on a percentage of gross revenues, as defined, derived from the leased property. Participating rent was $2,329,564 and $1,928,039 for the six months ended June 30, 2015 and 2014, respectively. In most cases, the participating rent is the majority of the rental revenue received from the tenants on these properties.

10. COMMITMENTS AND CONTINGENCIES

        The Company is not currently subject to any known material contingencies arising from its business operations, nor to any material known or threatened litigation.

11. SEGMENT INFORMATION

        The Company has identified four reporting segments: commodity row crops, specialty/vegetable row crops, permanent crops and properties under development. Each of these segments has different return on capital expectations, may have different forms of revenue (fixed and/or participating) or require an extended number of years before they produce revenue from trees and/or vines as a result of a development or redevelopment program.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

11. SEGMENT INFORMATION (Continued)

        Below is a summary of the investment in real estate, net by segment as of June 30, 2015 and December 31, 2014, respectively.

	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development
June 30, 2015	$144,549,533	$32,563,909	$12,811,781	$58,603,590	$40,570,253
December 31, 2014	$140,104,858	$32,555,903	$12,858,974	$58,848,809	$35,841,172

        Below is a summary of operating income by segment for the six months ended June 30, 2015 and 2014, respectively.

Six Months Ended June 30, 2015	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
OPERATING REVENUES:
Fixed rent	$2,536,293	$797,379	$385,450	$1,109,005	$244,459	$—
Participating rent	2,329,564	—	—	2,331,486	(1,922)	—
Recovery of real estate taxes	230,759	—	46,218	178,203	6,338	—
Other income	41,800	300	21,500	20,000	—	—

Total operating revenues	5,138,416	797,679	453,168	3,638,694	248,875	—

OPERATING EXPENSES:
Depreciation	893,294	1,535	47,193	730,570	113,996	—
Management and performance fees-related party	2,024,796	—	—	—	—	2,024,796
Property operating expenses	804,414	147,892	81,815	418,924	155,783	—
Professional fees	234,311	—	1,062	1,931	2,172	229,146
General and administrative	146,715	—	—	—	—	146,715

Total operating expenses	4,103,530	149,427	130,070	1,151,425	271,951	2,400,657

Operating income (loss)	1,034,886	$648,252	$323,098	$2,487,269	$(23,076)	$(2,400,657)

Total other expense	212,592

Income before income taxes	822,294
Income tax provision	(79,832)

Net income	742,462
Less net income attributable to non-controlling interests	262,738

Net income attributable to the Company	$479,724

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

11. SEGMENT INFORMATION (Continued)

Six Months Ended June 30, 2014	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Other
OPERATING REVENUES:
Fixed rent	$1,601,853	$796,869	$385,450	$228,561	$190,973	$—
Participating rent	1,928,039	—	—	1,927,909	130	—
Recovery of expenses	154,083	—	48,284	99,630	6,169	—
Other income	60,475	13,371	7,504	—	39,600	—

Total operating revenues	3,744,450	810,240	441,238	2,256,100	236,872	—

OPERATING EXPENSES:
Depreciation	735,035	1,535	41,825	582,276	109,399	—
Management and performance fees-related party	1,159,387	—	—	—	—	1,159,387
Property operating expenses	697,939	136,187	82,282	228,360	251,110	—
Acquisition-related expenses	44,712	—	—	220	44,492	—
Professional fees	196,145	—	2,166	5,952	3,216	184,811
General and administrative	116,997	—	—	—	—	116,997

Total operating expenses	2,950,215	137,722	126,273	816,808	408,217	1,461,195

Operating income (loss)	794,235	$672,518	$314,965	$1,439,292	$(171,345)	$(1,461,195)

Total other expense	41,129

Net income before gain on sale of land	753,106
Gain on sale of land	54,617

Net income	807,723
Less net income attributable to non-controlling interests	215,917

Net income attributable to the Company	$591,806

12. SUBSEQUENT EVENTS

        The Company has evaluated subsequent events through the date these consolidated financial statements were available to be issued. No material subsequent events have occurred since June 30, 2015 that required recognition or disclosure in financial statements, except as disclosed below.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

12. SUBSEQUENT EVENTS (Continued)

        On August 18, 2015, the Company acquired a farm of 130 planted acres of land planted with almonds located in Merced County, California for the purchase consideration of $5,135,000. This property has been aggregated with our Golden Eagle Ranch property. The purchase will be treated as an asset acquisition.

        On August 18, 2015, the Company entered into a third $25 million revolving credit facility to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate. The Operating Partnership is required to pay any interest due quarterly in arrears beginning October 1, 2015 and any unpaid interest and drawn principal is due and payable in full on August 1, 2020 ("Third Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Third Maturity Date. The credit facility is secured by a first mortgage over and assignment of leases from the Condor Ranch, Grassy Island Grove, Blue Cypress, Kimberly Vineyard, Falcon Farms and Roadrunner Ranch properties. The Operating Partnership pays a 0.25% per annum non-usage fee. Pursuant to the terms of the credit facility, the properties securing the credit facility must have an aggregate appraised value such that the amount of the credit facility is 50% or less of the aggregate appraised value of such properties.

        On August 21, 2015, the Company acquired a farm of 511 planted acres of land planted with pistachios located in Fresno County, California for the purchase consideration of $19,637,000. The purchase will be treated as an asset acquisition.

******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
American Farmland Company
New York, New York

        We have audited the accompanying consolidated balance sheets of American Farmland Company and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended. Our audits also included the financial statement Schedule III. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Farmland Company and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

New York, New York
March 19, 2015

American Farmland Company

Consolidated Balance Sheets

	December 31,
	2014	2013
ASSETS:
Cash and cash equivalents	$7,466,642	$4,213,056
Investments in real estate—net	140,104,858	114,802,715
Rent receivable	1,549,175	416,444
Other assets	1,976,137	820,245

Total assets	$151,096,812	$120,252,460

LIABITILIES AND EQUITY:
LIABILITIES:
Borrowings under credit facility	$20,400,000	$—
Accrued expenses and other liabilities	2,856,580	1,252,262
Subscription received in advance	5,250,000	—
Performance fee payable to AFA	1,231,398	849,351
Management fee payable to AFA	331,143	310,130
Unearned rent	1,587,976	1,004,458

Total liabilities	31,657,097	3,416,201

EQUITY:
Common stock, $0.01 par value—10,436,902 shares issued and outstanding at December 31, 2014 and 10,444,584 shares issued at December 31, 2013	104,369	104,445
Preferred stock, $0.01 par value—29 shares issued and outstanding at December 31, 2014 and 2013	—	—
Additional paid-in-capital	105,445,855	105,407,077
Treasury stock—405,200 shares at December 31, 2013	—	(4,362,265)
Accumulated deficit	(6,672,472)	(4,779,920)

Company stockholders' equity	98,877,752	96,369,337
Non-controlling interests in operating partnership	20,561,963	20,466,922

Total equity	119,439,715	116,836,259

Total liabilities and equity	$151,096,812	$120,252,460

See notes to consolidated financial statements.

American Farmland Company

Consolidated Statements of Operations

	For the Years Ended December 31,
	2014	2013
OPERATING REVENUES:
Fixed rent	$3,289,130	$3,191,581
Participating rent	3,608,309	2,070,989
Recovery of real estate taxes	310,643	317,561
Other income	52,981	135,803

Total operating revenues	7,261,063	5,715,934

OPERATING EXPENSES:
Depreciation	1,530,911	1,265,275
Management and performance fees—related party	2,528,255	2,060,741
Property operating expenses	1,351,655	1,083,729
Acquisition-related expenses	44,712	431,309
Professional fees	406,008	342,291
General and administrative expenses	273,321	175,491

Total operating expenses	6,134,862	5,358,836

OPERATING INCOME	1,126,201	357,098

Other (income) expense:
Interest income	(1,980)	(23,483)
Interest expense and financing costs	119,094	10,382

Total other expense (income)	117,114	(13,101)

INCOME BEFORE GAIN ON SALE OF LAND	1,009,087	370,199
Gain on sale of land	47,701	463,478

NET INCOME	1,056,788	833,677
Less net income attributable to non-controlling interests	346,071	280,226

NET INCOME ATTRIBUTABLE TO THE COMPANY	$710,717	$553,451

EARNINGS PER WEIGHTED AVERAGE COMMON SHARE:
Basic and diluted	$0.07	$0.06
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	10,404,087	10,039,722

See notes to consolidated financial statements.

American Farmland Company

Consolidated Statements of Changes in Equity

	No. of Shares	Common Stock	Preferred Stock	Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Non-Controlling Interests	Total Equity
BALANCE—January 1, 2013	10,256,069	$102,560	$—	$103,392,141	$—	$(3,073,846)	$20,448,075	$120,868,930
Issuance of stock—securities sales	154,710	1,547	—	1,687,453	—	—	61,813	1,750,813
Repurchases of stock	—	—	—	—	(4,362,265)	—	—	(4,362,265)
Issuance of stock—reinvestment of dividends	33,805	338	—	370,000	—	—	—	370,338
Offering costs	—	—	—	(42,517)	—	—	(9,192)	(51,709)
Net income	—	—	—	—	—	553,451	280,226	833,677
Dividends and distributions	—	—	—	—	—	(2,259,525)	(314,000)	(2,573,525)

BALANCE—December 31, 2013	10,444,584	104,445	—	105,407,077	(4,362,265)	(4,779,920)	20,466,922	116,836,259

Retirement of treasury stock	(405,200)	(4,052)	—	(4,358,213)	4,362,265	—	—	—
Issuance of stock—securities sales	366,768	3,668	—	4,096,332	—	—	60,000	4,160,000
Issuance of stock—reinvestment of dividends	30,750	308	—	350,890	—	—	—	351,198
Offering costs	—	—	—	(50,231)	—	—	(10,707)	(60,938)
Net income	—	—	—	—	—	710,717	346,071	1,056,788
Dividends and distributions	—	—	—	—	—	(2,603,269)	(300,323)	(2,903,592)

BALANCE—December 31, 2014	10,436,902	$104,369	$—	$105,445,855	$—	$(6,672,472)	$20,561,963	$119,439,715

Dividends declared per Common Share:
June 27, 2013	$0.10 per share
December 23, 2013	$0.125 per share
June 25, 2014	$0.125 per share
December 30, 2014	$0.125 per share

See notes to consolidated financial statements.

American Farmland Company

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,056,788	$833,677
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,530,911	1,265,275
Gain on sale of land	(47,701)	(463,478)
Changes in operating assets and liabilities:
Increase in other assets	(1,205,892)	(735,452)
(Increase) decrease in rent receivable	(1,132,731)	59,224
Increase in unearned rent	583,518	165,040
Increase in accrued expenses and other liabilities	1,604,395	568,981
Increase in performance fee payable to AFA	382,047	536,697
Increase in management fee payable to AFA	21,013	9,228

Net cash provided by operating activities	2,792,348	2,239,192

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of real estate investments	(19,820,569)	(25,256,859)
Capital expenditures on real estate investments	(7,172,459)	(4,481,159)
Proceeds from sale of land	257,675	1,682,598
Deposits for acquisition of real estate investments	—	(50,000)

Net cash used in investing activities	(26,735,353)	(28,105,420)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock—securities sales	4,160,000	1,549,813
Proceeds from borrowings under credit facility	20,400,000	—
Subscriptions received in advance	5,250,000	—
Repurchases of stock	—	(4,362,265)
Offering costs	(60,938)	(51,709)
Dividends paid to shareholders	(2,252,148)	(2,043,912)
Distributions paid to non-controlling interests	(300,323)	(314,000)

Net cash provided by (used in) financing activities	27,196,591	(5,222,073)

Net increase (decrease) in cash and cash equivalents	3,253,586	(31,088,301)
Cash and cash equivalents at beginning of year	4,213,056	35,301,357

Cash and cash equivalents at end of year	$7,466,642	$4,213,056

NONCASH INVESTING ACTIVITY:
Deposits for real estate investments paid in 2013, which closed in 2014	$50,000	$201,590

NONCASH FINANCING ACTIVITIES:
Reinvestment of dividends	$351,198	$370,338
Dividend declared in one year and paid in subsequent year	197,380	197,457
Subscriptions received in prior year	—	201,000
SUPPLEMENTAL DISCLOSURE
Cash interest paid	$76,788	$—

See notes to consolidated financial statements.

American Farmland Company

Notes to Consolidated Financial Statements

1. ORGANIZATION

        American Farmland Company (together with its subsidiaries, the "Company"), a Maryland corporation, was established on October 9, 2009, and commenced its operations on October 15, 2009, for purposes of investing in farmland principally located in the United States. The Company conducts all of its activities through American Farmland Company L.P. (the "Operating Partnership"), a Delaware limited partnership. The Company owned 80.8% and 80.9% of the common limited partnership interests in the Operating Partnership at December 31, 2014 and 2013, respectively, including the Co-General Partnership interest.

        The Company and American Farmland Advisors LLC ("AFA") are Co-General Partners of the Operating Partnership. Since inception, affiliates of the members of AFA (the "Founders") contributed $21,145,000 and $21,085,000 in capital to the Operating Partnership through December 31, 2014 and 2013, respectively, in addition to the capital provided to the Company from the proceeds of issuance of common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership and its wholly owned limited liability companies. All intercompany transactions and balances have been eliminated. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents includes an investment in a commercial paper fund and a money market fund.

        The Company maintains cash balances in major banks which, at times, may exceed the limits of amounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company had funds on deposit in excess of amounts insured by the FDIC; however, the Company believes the credit risk related to these deposits is minimal.

        Investments in Real Estate—Investments in real estate consist of farmland and improvements made to the farmland, consisting of buildings; wells, irrigation and drain systems; and trees and vines acquired in connection with the land purchase. Investments in real estate are recorded at cost. Improvements, replacements and costs of development for new trees and vines or the repurposing of raw land are capitalized when they extend the useful life or improve the use of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives range from ten to fifteen years for land improvements, twenty-five years for buildings, one to thirty years for trees and vines, and five and eight years for fixtures and equipment.

        In some cases we acquire farmland without a lease in place, with newly-originated leases where the seller or related party is not the tenant, or in sale-leaseback transactions with newly-originated leases. These transactions are accounted for as asset acquisitions under Accounting Standards Codification

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

("ASC") 360, "Property, Plant and Equipment." In the case of an asset acquisition, the transaction costs incurred are capitalized as part of the purchase price of the asset.

        Other acquisitions involve the acquisition of farmland that is already being operated as rental property and has a lease in place that is assumed at the time of acquisition, which are considered to be business combinations under ASC 805 "Business Combinations." ASC 805 requires that all transaction costs related to the acquisition be expensed as incurred, rather than capitalized.

        Whether an acquisition is treated as an asset acquisition under ASC 360 or a business combination under ASC 805, the purchase price must be allocated to the tangible assets acquired and liabilities assumed (if any) consisting of land, buildings, improvements, trees and vines, long-term debt (if any), and identifiable intangible assets and liabilities, typically the value of any in-place leases, as well as above-market and below-market leases, based in each case on their fair values.

        Management's estimates of fair value are made using methods similar to those used by independent appraisers, such as a sales comparison approach, a cost approach, and an income capitalization approach (utilizing a discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical, expected lease-up periods, taking into consideration current market conditions and costs to execute similar leases and the commodity prices for the crops grown and productivity on such properties, where the lease will include a participation in the gross revenues earned by the tenant. Management also considers information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rental income at market rates during the hypothetical, expected lease-up periods, which primarily range from 3 to 12 months, depending on specific local market conditions. Management also estimates costs to execute similar leases, including legal and other related expenses, to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. Management allocates purchase price to the fair value of the tangible assets and liabilities of an acquired property by valuing the property as if it were vacant. The "as-if-vacant" value is allocated to land, buildings, improvements and trees and vines based on management's determination of the fair values of these assets.

        Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in- place leases, measured over a period equal to the remaining, non-cancelable term of the lease. The total amount of other intangible assets acquired will be further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease. When determining the non-cancelable term of the lease, fixed-rate renewal options, if any, are evaluated to see if they should be included. Prior to 2013, all acquired leases were determined to be at market. In connection with one of our 2013 acquisitions, we allocated $125,000 of the purchase price to a below-market lease, which terminated December 15, 2014. The fair value of capitalized below-market lease intangibles, included in the accompanying consolidated balance sheets as part of other liabilities, is amortized into rental income over the remaining, non-cancelable term of the lease. $18,519 was amortized in 2013 and the balance in 2014 in respect of this below-market lease. In-place leases will be amortized over the remaining term of

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the lease. Should a tenant terminate its lease, the unamortized portion of any above-market and below-market lease values, in-place lease values and any associates intangibles will be immediately charged to the related income or expense.

        We account for the impairment of real estate, including intangible assets, in accordance with ASC 360-10-35, "Property, Plant, and Equipment," which requires us to periodically review the carrying value of each property to determine whether circumstances indicate impairment of the carrying value of the investment exists or if depreciation periods should be modified. If circumstances support the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine whether the carrying value of the investment in such property is recoverable. In performing the analysis, we consider such factors as agricultural and business conditions in the regions in which our farms are located, and the development period (if applicable), and whether there are indications that the fair value of the real estate has decreased. If the carrying amount is more than the aggregate undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

        We evaluate our entire property portfolio each quarter for any impairment indicators and perform an impairment analysis. We concluded that none of our properties were impaired as of December 31, 2014 or 2013 and we will continue to monitor our portfolio for any indicators of impairment. There have been no impairments recognized on real estate assets since our inception.

        Stock—There were 300,000,000 shares of common stock, par value $0.01 per share, authorized with 10,436,902 issued and outstanding as of December 31, 2014 and 10,444,584 shares issued and 10,039,384 shares outstanding as of December 31, 2013. There were 35 8% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share, authorized as of December 31, 2014 and December 31, 2013 with 29 issued and outstanding as of those dates.

        Non-Controlling Interests—Non-controlling interest is the portion of capital in the Operating Partnership not attributable to the Company. Our non-controlling interests relates to the Founders' capital accounts and the de minimis capital account of AFA in the Operating Partnership. Non-controlling interests are reported in equity on the consolidated balance sheets but separate from the Company's stockholders' equity. On the consolidated statements of operations, the Operating Partnership is reported at the consolidated amount, including both the amount attributable to the Company and non-controlling interests.

        Other Assets—Other assets primarily comprise unamortized deferred financing costs being amortized over the life of the credit facility of five years, prepaid expenses, deposits on potential farm acquisitions, deposits on trees to be acquired for development purposes and other miscellaneous receivables.

        We account for deferred offering costs in accordance with SEC Staff Accounting Bulletin ("SAB"), Topic 5.A, which states that incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. Accordingly, we record costs incurred related to public offerings of equity securities on our consolidated balance sheet and pro-ratably apply these amounts to the proceeds of equity as stock is issued. The deferred offering costs on our consolidated balance sheet as of December 31, 2014 will be applied to the proceeds of equity in connection with our initial public offering ("IPO") in 2015.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Fair value of financial instruments—The fair value of the Company's assets and liabilities which qualify as financial instruments under ASC 825 "Financial Instruments" approximates the carrying amounts presented in the consolidated balance sheets.

        Operating Revenues—All leases on farms are classified as operating leases and the related base or fixed rental income from the farms is recognized on a straight-line basis commencing from the effective date of the lease or the acquisition date of the property in the case of in-place leases on properties acquired. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rent receivable. Participating rent is recorded when all contingencies have been resolved such that the tenant is entitled to gross revenues from a packing house, wine producer, shipper, huller processor or other marketing, processing or distributing entity which enables the Company to estimate and/or measure its share of such gross revenues. As a result, depending on the circumstances described above for a particular lease, in certain instances, participating rent will be recognized by the Company in the year the crop was harvested, and in other instances, participating rent will be recognized partially in the year of the harvest and the balance in the year following the harvest.

        Recovery of expenses represents revenues from tenant leases that provide for the recovery of all or a portion of the real estate taxes of the respective property. The revenue is accrued in the same periods as the expense is incurred.

        Income Taxes—The Operating Partnership qualifies as a partnership for U.S. federal income tax purposes. No provision has been made in the accompanying financial statements for federal, state or local income taxes for the Operating Partnership, as each partner is individually responsible for reporting their share of the Partnership's income or loss on their own tax returns. For taxable years ended December 31, 2009 through December 31, 2011, the Company was taxed as a regular "C" corporation. However, it did not incur any amount of federal income tax during those periods. The Company elected to be treated as a real estate investment trust ("REIT") for U.S. federal income tax purposes, commencing with and in connection with the filing of its federal income tax return for the taxable year ended December 31, 2012. The Company operates in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Internal Revenue Code. Under these sections, a real estate investment trust, which distributes at least 90% of its real estate investment trust taxable income (determined without regard to the deduction for dividends paid and excluding capital gains) to its stockholders each year and that meets certain other conditions, will not be subject to federal income taxes on that portion of its taxable income that is distributed to its stockholders. To the extent that the Company satisfies its annual distribution requirement but distributes less than 100% of taxable income, it will be subject to an excise tax on distributed taxable income.

        The Company paid distributions of $0.25 per share in calendar year 2014, of which 74% was ordinary income and 26% was a return of capital for U.S. federal income tax purposes. The Company paid distributions of $0.225 per share in calendar year 2013, of which 42% was ordinary income and 58% was a return of capital for U.S. federal income tax purposes.

        The Company accounts for certain tax positions in accordance with ASC 740 "Income Taxes." ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

that the tax position will be sustained on examination by the taxing authorities based on technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has greater than 50% likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures.

        As of December 31, 2014 and 2013, the Company does not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions would be recorded as a component of the income tax provision. As of December 31, 2014, the tax years ended December 31, 2011 through December 31, 2014 remain open for an audit by the Internal Revenue Service.

        Management does not believe the Company has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

        New Accounting Pronouncements—In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) ("ASU 2014-08"). ASU 2014-08 changes the criteria for a disposal to qualify as a discontinued operation and requires additional disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. ASU 2014-08 is effective for us on January 1, 2015. We do not expect this pronouncement will have a significant impact on our consolidated financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 provides additional guidance for management to reassess revenue recognition as it relates to: (1) transfer of control, (2) variable consideration, (3) allocation of transaction price based on relative standalone selling price, (3) licenses, (4) time value of money and (5) contract costs. Further disclosures will be required to provide a better understanding of revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. ASU 2014-09 is effective for us on January 1, 2017, with no early adoption permitted. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) ("ASU 2014-15"). ASU 2014-15 requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles of current U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period, including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is still present and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for us on January 1, 2018, with early adoption permitted. We do not believe that this pronouncement will have an impact on our consolidated financial statements.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"). ASU 2015-02 significantly changes the consolidation analysis required under U.S. GAAP. ASU 2015-02 is effective for us on January 1, 2016, with early adoption permitted. We do not believe that this pronouncement will have a significant impact on our consolidated financial statements.

3. FAIR VALUE MEASUREMENTS

        ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a hierarchy for inputs used in valuation techniques to measure fair value and prioritizes those inputs that are observable (inputs based on independent market data) and those inputs that are unobservable (inputs developed internally). Cash equivalents measured at fair value are classified in one of the following fair value hierarchy levels based on the lowest level of input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities; and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities:

        Level 1—unadjusted quoted prices in active markets for identical assets or liabilities;

        Level 2—quoted prices in markets that are not active for identical or similar assets or liabilities, quoted prices in active markets for similar assets or liabilities, and inputs other than quoted prices that are observable or can be corroborated by observable market data;

        Level 3—inputs that are unobservable and significant to the fair value measurement, including inputs that are not derived from market data or cannot be corroborated by market data.

        The following tables summarize the levels within the fair value hierarchy in which the fair value measurements of the Company's assets and liabilities fall as of December 31, 2014 and 2013:

2014	Level 1	Level 2	Level 3	Total
ASSETS
Cash equivalents	$842,305	$—	$—	$842,305

LIABILITIES
Borrowings under credit facility	$—	$—	$20,400,000	$20,400,000

2013	Level 1	Level 2	Level 3	Total
ASSETS
Cash equivalents	$746,579	$—	$—	$746,579

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE

        Investments in real estate as of December 31, 2014 and 2013 are comprised of the following:

	2014	2013
Land	$98,568,755	$84,300,894
Land improvements	2,518,785	2,255,794
Buildings	1,191,000	1,011,000
Trees and vines	23,967,899	18,338,811
Development costs	15,435,912	9,240,438
Fixtures and equipment	1,958,160	1,668,853

	143,640,511	116,815,790
Less accumulated depreciation	(3,535,653)	(2,013,075)

Investments in real estate, net	$140,104,858	$114,802,715

        Depreciation expense for the years ended December 31, 2014 and 2013 was $1,530,911, and $1,265,275, respectively.

        In 2013, 79 of the gross 518 acres of our Macomb Farm property, a commodity row crop property in Illinois, were expropriated by the Illinois Department of Transportation for purposes of building a new state road. The State of Illinois paid the Operating Partnership a total of $1,723,800, of which $1,106,300 was attributable to the acreage expropriated and $617,500 was attributable to the diminished value of the remaining acreage. The Operating Partnership disputed the overall consideration paid by the State of Illinois. A settlement for additional compensation was reached in February 2014 with the State of Illinois, whereby the Operating Partnership received $257,675 in additional compensation, $61,700 of which related to the acreage expropriated and $183,650 of which related to the diminution in value of the remaining acreage. The Company realized gains of $47,701 and $463,478 during the years ended December 31, 2014 and 2013, respectively, related to the Macomb Farm expropriation.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE (Continued)

        The Company has acquired the following properties as of December 31, 2014 and 2013:

Farm	Crops	Acquisition Date(s)	Acreage Gross/Tillable	2014 Net Book Value	2013 Net Book Value
Permanent Crops
Kimberly Vineyard	Wine grapes	Aug.10, 2010/ Dec. 9, 2014	260G / 245T	$12,753,834	$2,853,611
Golden Eagle Ranch	Almonds	Mar.9, 2012/Aug.14, 2012	1,112G / 1,056T	14,878,941	15,608,401
Quail Run Vineyard	Wine grapes	Nov.16,2012	240G / 223T	9,348,222	8,264,719
Blue Heron Farms	Walnuts	Nov 1, 2013	430G / 380T	13,745,511	14,003,426
Falcon Farms	Pecans	Nov. 14, 2014	1,840G / 1,165 T	8,122,301	—

				58,848,809	40,730,157

Commodity Row
Pleasant Plains Farm	Corn, soybeans	Jul.9, 2010	1,196G /1,159T	$8,750,000	$8,750,000
Macomb Farm	Corn, soybeans	Dec.16, 2010	434G / 422T	2,547,230	2,730,880
Tillar Farm	Cotton, soybeans, rice	May 4, 2011	1,444G / 1,248T	4,093,873	4,095,744
Kane County Farms	Corn, soybeans	Jun.28, 2011	1,652G / 1,617T	17,164,800	17,166,000

				32,555,903	32,742,624

Specialty Vegetable Row
Sweetwater Farm	Vegetables	Dec.30, 2010	1,624G /1,450T	$5,133,487	$5,057,522
Sandpiper Ranch	Vegetables and berries	Dec.22, 2011/Apr.26, 2012	184G / 158T	7,725,487	7,758,140

				12,858,974	12,815,662

Development
Roadrunner Ranch	Seedless citrus	Apr.7, 2011/Sep.13, 2011	244G / 227T	$6,653,561	$6,056,340
Condor Ranch	Lemons and avocados	Nov.30, 2011/Dec.16, 2011	786G / 261T	8,858,347	7,742,374
Grassy Island Groves	Citrus	Dec.27, 2012	623G / 451T	3,737,256	2,753,660
Blue Cypress	Vegetables	Feb.22, 2013	2,694G / 2,036T	10,063,007	7,688,259
Hawk Creek Ranch	Pistachios	Oct.14, 2013/Feb.25, 2014	524G / 425T	5,482,429	3,229,167
Pintail Vineyards	Wine grapes	Nov.5, 2013	91G/87T	1,046,572	1,044,472

				35,841,172	28,514,272

Total				$140,104,858	$114,802,715

        On February 25, 2014, the Company closed on a second tranche of a property for Hawk Creek Ranch located in Yolo County, California (aggregating 180 gross acres—164 tillable) for the purchase consideration of $1,771,929. The property was farmed for row crops, but it is in the process of being cleared and leveled for development for pistachios together with the first tranche of the Hawk Creek property. The purchase of this property was treated as a business combination.

        On November 14, 2014, the Company closed on Falcon Farms, comprising two properties located in Dougherty County, Georgia and Lowndes County, Alabama (aggregating 1,840 gross acres—1,165 tillable) for the combined purchase consideration of $8,000,000. The properties are currently farmed for pecans. The purchase of these properties was treated as an asset acquisition.

        On December 9, 2014, the Company closed on a vineyard adjacent to, and aggregated with, Kimberly Vineyard in Monterey County, California (175 gross acres—164 tillable) for the consideration of $9,800,000. The vineyard is currently planted with pinot noir and chardonnay grapes. The purchase of this property was treated as an asset acquisition.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE (Continued)

        We determined the fair value of the assets acquired during the year ended December 31, 2014 to be as follows:

Farm	Land	Land improvements	Buildings	Trees and vines	Fixtures and equipment	Total purchase price
Hawk Creek Ranch II	$1,711,929	$40,000	$—	$—	$20,000	$1,771,929
Falcon Farms	5,239,600	187,500	180,000	2,310,400	82,500	8,000,000
Kimberly Vineyard II	7,216,000	—	—	2,584,000	—	9,800,000

	$14,167,529	$227,500	$180,000	$4,894,400	$102,500	$19,571,929

        On November 5, 2013, the Company closed on Pintail Vineyards located in Yolo County, California (aggregating 91 gross acres—87 tillable) for the purchase consideration of $1,045,000. The property was farmed for row crops, but it is in the process of being cleared and leveled for development for Pinot Grigio and Petite Syrah grapes. The purchase of this property was treated as a business combination.

        On November 1, 2013, the Company closed on Blue Heron Farms located in Kings County, California (430 gross acres—380 tillable) for the consideration of $13,875,000. The property is currently farmed for walnuts. The purchase of this property was treated as a business combination.

        On October 14, 2013, the Company closed on the first tranche of a property for Hawk Creek Ranch located in Yolo County, California (aggregating 344 gross acres—261 tillable) for the purchase consideration of $3,230,000. The property was farmed for row crops, but it is in the process of being cleared and leveled for development for pistachios. The purchase of this property was treated as a business combination.

        On February 22, 2013, the Company closed on Blue Cypress Farm, a defunct citrus orchard located in Brevard County, Florida (aggregating 2,694 gross acres—2,036 tillable) for the purchase consideration of $7,183,450. The property in the process of being developed for varied vegetable row crops. The purchase of this property was treated as a business combination.

        We determined the fair value of the assets acquired net of liabilities assumed during the year ended December 31, 2013 to be as follows:

Farm	Land	Land improvements	Buildings	Trees and vines	Fixtures and equipment	Development costs	Below- market lease	Total purchase price
Blue Cypress Farm	$6,828,050	$234,600	$15,000	$—	$105,800	$—	$—	$7,183,450
Hawk Creek Ranch I	3,195,000	20,000	—	—	15,000	—	—	3,230,000
Blue Heron Farms	6,285,000	850,000	426,000	4,396,500	7,500	2,035,000	(125,000)	13,875,000
Pintail Vineyards	945,000	35,000	60,000	—	5,000	—	—	1,045,000

	$17,253,050	$1,139,600	$501,000	$4,396,500	$133,300	$2,035,000	$(125,000)	$25,333,450

        We acquired one farm during the year ended December 31, 2014 in a transaction that qualified as a business combination. We do not present pro forma financial information for the year ended December 31, 2014 as the total revenues and income from the acquisition are not material to the Company's consolidated statement of operations.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE (Continued)

        We acquired four farms during the year ended December 31, 2013 in transactions that qualified as business combinations. The total revenues and losses from the acquisitions through December 31, 2013 included in the consolidated statement of operations were $22,069 and $(44,234). If the acquisitions had occurred as of the beginning of the period, the Company's results of operations would be shown as in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the period.

Pro-Forma Financial Information (Unaudited)

For the Year Ended December 31, 2013
Operating Data:
Total operating revenue	$6,538,390
Total operating expenses	5,716,574

Operating income	821,816
Other expenses (income)	(13,101)

Income before gain on sale of land	834,917
Gain on sale of land	463,478

Net income	1,298,395
Net income attributable to non-controlling interests	425,113

Net income attributable to the Company	$873,282

Share and Per Share Data:
Weighted Average Shares of Common Stock Outstanding-basic & diluted	10,039,722
Basic & diluted earnings per common share	$0.09

5. ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities as of December 31, 2014 and 2013 consisted of the following:

	2014	2013
Accrued dividends payable	$197,380	$197,457
Accrued accounting fees	442,000	170,000
Accrued real estate taxes	142,436	129,360
Accrued legal fees	824,734	4,994
Accrued interest payable	11,702	5,208
Accrued other	1,238,328	745,243

Total	$2,856,580	$1,252,262

6. BORROWINGS UNDER CREDIT FACILITY

        The Operating Partnership entered into a $25 million revolving credit facility on December 5, 2013 to provide funds for potential acquisitions, development of existing properties and other corporate

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

6. BORROWINGS UNDER CREDIT FACILITY (Continued)

purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate (0.2552% at December 31, 2014). The Operating Partnership is required to pay any interest due quarterly in arrears beginning January 1, 2014 and any unpaid interest and drawn principal is due and payable in full on January 1, 2019 ("Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Maturity Date. The credit facility is secured by a first mortgage over, and assignment of leases from, the Pleasant Plains, Macomb Farm, Kane County Farms, Sweetwater and Tillar properties. The Operating Partnership pays a 0.25% per annum non usage fee. Pursuant to the terms of the credit facility, the properties securing the credit facility must have an aggregate appraised value such that the amount of the credit facility is 50% or less of the aggregate appraised value of such properties. The amount outstanding under this credit facility is $20,400,000 as of December 31, 2014. We believe we are in compliance with the credit facility covenants. The fair value of the borrowings under the credit facility as of December 31, 2014 was approximately $20.4 million, comparable to our carrying value of $20.4 million.

        The Operating Partnership incurred costs of $181,682 (inclusive of a one-time 0.25% commitment fee) in arranging the credit facility. These costs are being amortized on a straight-line basis over the period of the agreement.

        On January 14, 2015, the Company entered into an additional $25 million revolving credit facility to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate. The Operating Partnership is required to pay any interest due quarterly in arrears beginning April 1, 2015 and any unpaid interest and drawn principal is due and payable in full on January 1, 2020 ("Second Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Second Maturity Date. The credit facility is secured by a first mortgage over and assignment of leases from the Sandpiper, Quail Run, Golden Eagle and Blue Heron properties. The Operating Partnership pays a 0.25% per annum non-usage fee. Pursuant to the terms of the credit facility, the properties securing the credit facility must have an aggregate appraised value such that the amount of the credit facility is 50% or less of the aggregate appraised value of such properties.

7. RELATED PARTY TRANSACTIONS

        The limited partnership agreement of the Operating Partnership provides that the Operating Partnership shall pay AFA a management fee in arrears calculated at the annual rate of (i) 1% of the Company's share of the Gross Asset Value, as defined, of the Operating Partnership as of the end of the immediately preceding calendar quarter and (ii) 0.5% of the Founders' share of the Gross Asset Value of the Operating Partnership as of the end of the immediately preceding calendar quarter. The management fee for the years ended December 31, 2014 and 2013 amounted to $1,296,857 and $1,211,390, respectively, of which $331,143 and $310,130 was payable on December 31, 2014 and 2013, respectively.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

7. RELATED PARTY TRANSACTIONS (Continued)

        AFA is entitled to a performance fee equal to 15% of the Funds From Operations (as defined) allocated to the capital account of the Company in the Operating Partnership each fiscal year. AFA is also entitled to 10% of the Funds From Operations allocated to each Founder's capital account in the Operating Partnership each fiscal year. The performance fee on Funds From Operations amounted to $531,905 and $405,851 for the years ended December 31, 2014 and 2013, respectively, all of which was payable on December 31, 2014 and 2013.

        AFA is entitled to an additional performance fee equal to two-thirds of 15% of the net capital appreciation allocated to the capital account of the Company in the Operating Partnership each fiscal year. AFA is entitled to one-third of 15% of the net realized capital appreciation allocated to the capital account of the Company in the Operating Partnership each fiscal year. AFA is also entitled to two-thirds of 10% and one-third of 10% of net capital appreciation and net realized capital appreciation, respectively, allocated to each Founder's capital account in the Operating Partnership each fiscal year. The performance fee on net capital appreciation (realized and unrealized) amounted to $699,493 and $443,500 for the years ended December 31, 2014 and 2013, respectively, all of which is payable on December 31, 2014 and 2013.

        These performance fees are reflected in management and performance fees related party on the statements of operations.

        The Operating Partnership paid an affiliate of the Managing Member of AFA $30,000 and $21,000 for the years ended December 31, 2014 and 2013, respectively, as a fee for providing administrative and accounting services to the Company and the Operating Partnership.

8. EARNINGS PER SHARE OF COMMON STOCK

        The following tables set forth the computation of basic and diluted earnings per share for the years ended December 31, 2014 and 2013, respectively:

	For the Years Ended December 31,
	2014	2013
Net income attributable to the Company	$710,717	$553,451
Denominator for basic & diluted weighted average shares	10,404,087	10,039,722

Basic & diluted earnings per common share	$0.07	$0.06

        The Company has no potentially dilutive securities outstanding.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

9. LEASES

        The Company's properties are leased to tenants under operating leases, which expire on various dates through 2019. Future minimum rents to be received from tenants under non-cancelable leases in effect at December 31, 2014, are as follows:

2015	$4,346,000
2016	2,357,000
2017	1,549,000
2018	1,171,000
2019	1,049,000
Thereafter	—

$10,472,000

        In addition to the minimum lease payments described above, the Kimberly Vineyard, Golden Eagle Ranch, Condor Ranch, Quail Run Vineyard and Blue Heron Farms leases require the tenant to pay participating rent (in some cases above a threshold), based on a percentage of gross revenues, as defined, derived from the leased property. Participating rent was $3,608,309 and $2,070,989 for the years ended December 31, 2014 and 2013, respectively.

10. SEGMENT INFORMATION

        The Company has identified four reporting segments: commodity row crops, specialty/vegetable row crops, permanent crops and properties under development. Each of these segments has different return on capital expectations, may have different forms of revenue (fixed and/or participating) or require an extended number of years before they produce revenue from trees and/or vines as a result of a development or redevelopment program.

        Below is a summary of the investment in real estate, net by segment as of December 31, 2014 and 2013, respectively.

	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development
December 31, 2014	$140,104,858	$32,555,903	$12,858,974	$58,848,809	$35,841,172
December 31, 2013	$114,802,715	$32,742,624	$12,815,662	$40,730,157	$28,514,272

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

10. SEGMENT INFORMATION (Continued)

        Below is a summary of operating income by segment for the years ended December 31, 2014 and 2013, respectively.

Year Ended December 31, 2014	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
OPERATING REVENUES:
Fixed rent	$3,289,130	$1,593,738	$785,904	$546,638	$362,850	$—
Participating rent	3,608,309	—	—	3,476,103	132,206	—
Recovery of real estate taxes	310,643	—	96,394	201,469	12,780	—
Other income	52,981	13,371		10	39,600	—

Total operating revenues	7,261,063	1,607,109	882,298	4,224,220	547,436	—

OPERATING EXPENSES:
Depreciation	1,530,911	3,071	90,213	1,217,095	220,532	—
Management and performance fees-related party	2,528,255	—	—	—	—	2,528,255
Property operating expenses	1,351,655	266,559	164,877	457,886	462,333	—
Acquisition-related expenses	44,712	—	—	220	44,492	—
Professional fees	406,008		2,166	14,182	3,424	386,236
General and administrative	273,321	—	—	—	—	273,321

Total operating expenses	6,134,862	269,630	257,256	1,689,383	730,781	3,187,812

Operating income	1,126,201	$1,337,479	$625,042	$2,534,837	$(183,345)	$(3,187,812)

Total other expense	117,114

Net income before gain on sale of land	1,009,087
Gain on sale of land	47,701

Net income	1,056,788
Less net income attributable to non-controlling interests	346,071

Net income attributable to the Company	$710,717

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

10. SEGMENT INFORMATION (Continued)

Year Ended December 31, 2013	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Other
OPERATING REVENUES:
Fixed rent	$3,191,581	$1,615,224	$681,860	$700,499	$193,998	$—
Participating rent	2,070,989	—	—	2,071,158	(169)	—
Recovery of expenses	317,561	—	100,625	197,309	19,627	—
Other income	135,803	96,497	—	—	39,306	—

Total operating revenues	5,715,934	1,711,721	782,485	2,968,966	252,762	—

OPERATING EXPENSES:
Depreciation	1,265,275	3,070	77,695	1,053,829	130,681	—
Management and performance fees-related party	2,060,741	—	—	—	—	2,060,741
Property operating expenses	1,083,729	261,739	165,804	429,373	226,813	—
Acquisition-related expenses	431,309	—	—	187,872	243,437	—
Professional fees	342,291	—	3,103	3,039	1,290	334,859
General and administrative	175,491	—	—	—	—	175,491

Total operating expenses	5,358,836	264,809	246,602	1,674,113	602,221	2,571,091

Operating income	357,098	$1,446,912	$535,883	$1,294,853	$(349,459)	$(2,571,091)

Total other income	13,101

Net income before gain on sale of land	370,199
Gain on sale of land	463,478

Net income	833,677
Less net income attributable to non-controlling interests	280,226

Net income attributable to the Company	$553,451

11. SUBSEQUENT EVENTS

        The Company has evaluated subsequent events through March 19, 2015, the date these consolidated financial statements were available to be issued. No material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in financial statements, except as disclosed in footnote 6 and below.

        The Founders withdrew $150,146 (akin to the dividend paid to shareholders) from their capital accounts in the Operating Partnership effective January 1, 2015. The Company received a subscription of $5,250,000 in December 2014 from an existing shareholder effective on January 1, 2015 and issued 453,945 shares in respect of the subscription.

******

Schedule III—Real estate and accumulated depreciation

December 31, 2014
(All Numbers in Thousands)

					Cost Capitalized Subsequent to Acquisition						Life on Which Depreciation in Latest Income Statements is Computed
						Gross Amount at Which Carried at Close of Period
		Initial Cost to Company
									Accumulated Depreciation	Date Acquired
Farms	Encumbrances	Land	Improvements	Total	Improvements	Land	Improvements	Total
Kimberly Vineyard (Monterey, CA)		$9,199	$3,788	$12,987	$—	$9,199	$3,788	$12,987	$233	08/10/2010 & 12/9/2014	8 - 30 years
Condor Ranch (Ventura, CA)		3,333	1,520	4,853	4,182	3,333	5,702	9,035	177	11/30/2011 & 12/16/2011	8 - 30 years
Golden Eagle Ranch (Stanislaus, CA)	(2)	6,682	10,118	16,800	211	6,682	10,329	17,011	2,132	03/09/2012 & 08/14/2012	5 - 25 years
Quail Run Vineyard (Monterey, CA)	(2)	6,499	1,377	7,876	1,673	6,499	3,050	9,549	201	11/16/2012	8 - 30 years
Blue Heron (Kings, CA)	(2)	6,285	7,715	14,000	8	6,285	7,723	14,008	263	11/01/2013	7 - 30 years
Falcon Farms (Dougherty, GA; Lowndes, AL)		5,370	2,761	8,131	—	5,370	2,761	8,131	9	11/14/2014	8 - 30 years
Sandpiper Ranch (Santa Cruz, CA)	(2)	7,399	406	7,805	12	7,399	418	7,817	92	12/22/2011 & 4/2620/12	5 - 25 years
Sweetwater Farm (Jackson, FL)	(1)	4,796	329	5,125	193	4,796	522	5,318	185	12/30/2010	8 - 15 years
Blue Cypress (Brevard, FL)		6,828	355	7,183	2,934	6,828	3,289	10,117	54	02/22/2013	8 - 25 years
Pleasant Plains (Douglas, McLean, Cass, Morgan & Sangamon, IL)	(1)	8,750	—	8,750	—	8,750	0	8,750	—	07/09/2010
Macomb Farm (McDonough, IL)	(1)	2,547	—	2,547	—	2,547	0	2,547	—	12/16/2010
Kane County Farm (Kane, IL)	(1)	17,139	30	17,169	—	17,139	30	17,169	4	06/28/2011	25 years
Tillar Farm (Drew, AR)	(1)	4,080	—	4,080	19	4,080	19	4,099	5	05/04/2011	10 years
Roadrunner Ranch (Tulare, CA)		2,414	—	2,414	4,313	2,414	4,313	6,727	73	04/07/2011 & 09/13/2011	8 years
Grassy Island Groves (Okeechobee, FL)		1,396	906	2,302	1,526	1,396	2,432	3,828	91	12/17/2012	20 years
Pintail Vineyard (Yolo, CA)		945	100	1,045	8	945	108	1,053	7	11/05/2013	5 - 20 years
Hawk Creek Ranch (Yolo, CA)		4,907	95	5,002	491	4,907	586	5,493	10	10/14/2013 & 02/26/2014	5 - 15 years

Totals		$98,569	$29,500	$128,069	$15,570	$98,569	$45,070	$143,639	$3,536

(1)
The provider of the revolving credit facility has a first mortgage of this property as security for the credit facility outstanding as of December 31, 2014.

(2)
The provider of the second revolving credit facility executed in January 2015 has a first mortgage on this property as security for that credit facility.

        The net basis of the Company's assets and liabilities for U.S. federal income tax purposes is approximately $998,000 lower than the amount reported for financial statement purposes.

 Reconciliation of "Real estate and accumulated depreciation"

(In Thousands)

	Year Ended December 31,
	2014	2013
Real estate:
Balance at beginning of year	$116,815,790	$88,095,301
Additions during period	19,855,912	25,458,450
Development costs and other expenditures	7,172,459	4,481,159
Payment for diminished remaining acreage of Macomb Farms	(183,650)	(617,500)
Cost associated with expropriated acreage from Macomb Farms property		(601,620)
Cost related to scrapped asset	(20,000)	—

Balance at end of year	$143,640,511	$116,815,790

Accumulated depreciation:
Balance at beginning of year	$2,013,075	$747,800
Additions charged to costs and expenses	1,530,911	1,265,275
Reduction related to scrapped asset	(8,333)	—

Balance at end of year	$3,535,653	$2,013,075

(1)
One farm is located in two states.

        Until                    , 2015, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                Shares

American Farmland Company

Common Stock

PROSPECTUS

Deutsche Bank Securities
Citigroup
Raymond James
RBC Capital Markets
FBR
Janney Montgomery Scott
Oppenheimer & Co

                    , 2015

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

        The expenses expected to be incurred by us in connection with the registration and distribution of the securities being registered under this registration statement are as follows (all amounts are estimates other than the SEC and FINRA filing fees):

SEC registration fee		$11,620
FINRA filing fees		15,500
NYSE listing fees*
Printing expenses*
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent and registrar fees*
Miscellaneous expenses*

Total*	$

*
To be completed by amendment.

Item 32.    Sales to Special Parties.

        See Item 33.

Item 33.    Recent Sales of Unregistered Securities.

        The following table summarizes certain information relating to all of our securities sold by us, and all of the Common Units of our operating partnership sold by our operating partnership, in private placements within the past three years that were not registered under the Securities Act:

Type of Security	Offering Period	Number of Purchasers	Shares or Units Sold	Total Proceeds
Common Stock	March 1, 2012 - June 30, 2012	12	635,343	$6,462,096
Common Stock	August 31, 2012 - October 1, 2012	12	1,413,825	$15,041,690
Common Units	September 28, 2012	1	93,301	$1,000,000
Common Stock	January 1, 2013	20	17,858	$190,331
Series A Preferred Stock	December 12, 2012	29	29	$29,000
Common Stock	January 2, 2013	1	18,797	$200,000
Common Stock	April 1, 2013	6	1,906	$20,563
Common Stock	June 30, 2013	20	17,963	$195,537
Common Units	July 12, 2013	1	5,303	$60,000
Common Stock	July 12, 2013	3	135,913	$1,460,000
Common Stock	December 28, 2013	19	13,935	$154,238
Common Stock	January 10, 2014	4	366,768	$4,100,000
Common Units	April 1, 2014	1	5,095	$60,000
Common Stock	June 30, 2014	19	13,844	$155,681
Common Stock	December 30, 2014	19	16,905	$195,517
Common Stock	January 1, 2015	1	453,945	$5,250,000

        All of persons who purchased securities in the private placements listed above were, at the time of purchase, "accredited investors" as defined under Regulation D of the Securities Act. The issuance of such shares and units was effected in reliance upon exemptions from registration provided by

Section 4(2) of the Securities Act and Regulation D of the Securities Act. There were no underwriters involved in any of the private placements.

        The table above includes an aggregate of 65,507 shares of Common Stock that were issued to "accredited investors" as defined under Regulation D of the Securities Act pursuant to our distribution reinvestment program, which we intend to terminate prior to the commencement of this offering.

        In connection with the Internalization, an aggregate of                Common Units with an aggregate value of $12.0 million, based on the mid-point of the price range on the cover of the prospectus, will be issued to certain persons owning interests in AFA as consideration in the Internalization. All such persons had a substantive, pre-existing relationship with us and entered into the Contribution Agreement with AFA, AFTRS and our operating partnership, which provided for the issuance of such Common Units, prior to the filing of this registration statement with the SEC. All of such persons are "accredited investors" as defined under Regulation D of the Securities Act. The issuance of such shares and units will be effected in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D of the Securities Act.

Item 34.    Indemnification of Directors and Officers.

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates such liability of our directors and authorizes us to eliminate such liability of our officers, to the maximum extent permitted by Maryland law.

        The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

  •
  was committed in bad faith; or

  •
  was the result of active and deliberate dishonesty.

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our charter does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

        In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification, upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter authorizes us to, and our bylaws obligate us with respect to directors only, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director's ultimate entitlement to indemnification, to:

  •
  any present or former director who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while serving as our director and at our request, serves or has served as a director, officer, partner, trustee, member, manager, employee or agent of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to (a) any person who served a predecessor of ours in any of the capacities described above (b) any officer, employee or agent of our company or a predecessor of our company or (c) any officer, employee or agent who, at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise. Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See "Underwriting."

        We expect to enter into indemnification agreements with each of our executive officers, directors and director nominees, whereby we indemnify such executive officers, directors and director nominees and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such executive officer or director is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

        The amended partnership agreement also provides that our company, as general partner, is indemnified to the extent provided therein. The amended partnership agreement further provides that our directors, director nominees, officers, employees, agents and designees are indemnified to the extent provided therein.

        Insofar as the foregoing provisions permit indemnification of directors, director nominees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We expect to obtain an insurance policy under which our directors, director nominees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

Item 35.    Treatment of Proceeds from Stock Being Registered.

        None.

Item 36.    Financial Statements and Exhibits.

        (a)   Financial Statements. See page F-1 of the prospectus that forms a part of this Registration Statement for an index to the financial statements included in the prospectus.

        (b)   Exhibits. The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37.    Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby further undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on August 28, 2015.

AMERICAN FARMLAND COMPANY
By:	/s/ THOMAS S.T. GIMBEL Thomas S.T. Gimbel Authorized Officer

        Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Capacity	Date

/s/ ROBERT L. COWAN Robert L. Cowan		President (principal executive officer)	August 28, 2015
/s/ GEOFFREY M. LEWIS Geoffrey M. Lewis		Treasurer and Director (principal financial and accounting officer)	August 28, 2015
* D. Dixon Boardman		Chairman of the Board of Directors	August 28, 2015
* Thomas S.T. Gimbel		Director	August 28, 2015
* James B. Hoover		Director	August 28, 2015
* Harrison T. LeFrak		Director	August 28, 2015
* Mark Wilkinson		Director	August 28, 2015
*By:	/s/ GEOFFREY M. LEWIS Geoffrey M. Lewis Attorney-in-Fact

EXHIBIT INDEX

        The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.

3.1	*	Articles of Amendment and Restatement.

3.2	*	Amended and Restated Bylaws.

4.1	*	Specimen Certificate of Common Stock of American Farmland Company.

5.1	*	Opinion of Goodwin Procter LLP.

8.1	*	Opinion of Goodwin Procter LLP as to tax matters.

10.1	*	Second Amended and Restated Agreement of Limited Partnership of American Farmland Company L.P.

10.2	†*	American Farmland Company 2014 Equity Incentive Plan.

10.3	†*	Form of Restricted Stock Award Agreement.

10.4	†*	Form of Restricted Stock Award Agreement for Directors.

10.5	*	Indemnification Agreement by and between American Farmland Company and each of its directors and officers listed on Schedule A thereto.

10.6	*	Registration Rights Agreement by and between American Farmland Company and the holders named therein.

10.7	**	Amended and Restated Sub-Advisory Agreement, by and among American Farmland Advisor LLC, Prudential Mortgage Capital Company, LLC, and for the purposes of certain sections specified therein, American Farmland Company and American Farmland Company L.P.

10.8	*	Advisory Agreement by and between American Farmland Advisor LLC and American Farmland Company.

10.9	**	Form of Transitional Services Agreement.

10.10	†*	Employment Agreement for Thomas S.T. Gimbel

10.11	†*	Employment Agreement for Robert L. Cowan

10.12	†*	Employment Agreement for Geoffrey M. Lewis

10.13	†*	Employment Agreement for Lindsey B. Sichel

21.1	**	List of subsidiaries.

23.1		Consent of Deloitte & Touche LLP.

23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

23.3	*	Consent of Goodwin Procter LLP (included in Exhibit 8.1).

23.4	**	Consent of American AgAppraisal.

23.5	**	Consent of Angus Investments Inc.

23.6	**	Consent of Brigantino & Company.

23.7	**	Consent of Central Coast AgAppraisal, Inc.

23.8	**	Consent of Cochran Ag Services, Inc.

23.9	**	Consent of Correia—Xavier Incorporated.

23.10	**	Consent of Edward, Lien & Toso, Inc.

23.11	**	Consent of Heartland Ag Group Ltd.

23.12	**	Consent of Arthur C. Bliss, Jr., Accredited Rural Appraiser.

Exhibit No.		Description

23.13	**	Consent of Lightle Appraisal Company.

23.14	**	Consent of Lynn E. Rickard, ARA.

23.15	**	Consent of Saunders Appraisal Service LLC.

23.16		Consent of 1st Farm Credit Services

23.17		Consent of David R. Bewley, Jr.

23.18		Consent of Southwest Georgia Appraisal Service

24.1	**	Power of Attorney (included in the signature page to this registration statement).

99.1	**	Consent of Morton Allan Cohn.

99.2	**	Consent of Roberto A. de Guardiola.

99.3	**	Consent of Terry Allen Kramer.

*
To be filed by amendment.

†
Management contract or compensatory plan or arrangement.

**
Previously filed.